Form 20-F
period 2001-12-31
TRANSGENE SA
filed 2002-06-24
CIK 1056910

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
—OR—
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001
—OR—
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to

Commission File Number: 0-29636

TRANSGENE
(Exact name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

FRANCE
(Jurisdiction of incorporation or organization)

11, rue de Molsheim
67000 STRASBOURG, France
(Address of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act: None

        Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, no par value

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 10,055,760

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

  Not Applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        You should read the selected historical consolidated financial data below with the audited consolidated financial statements and the notes thereto and the section entitled "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." This information has been extracted or derived from the audited consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, for the years ended December 31, 1997 through December 31, 2001.

	Year Ended December 31,
	2001		2000	1999	1998	1997
	US$(1)	€	€	€	€	€
	(Amounts in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract research and licensing revenues	587	660	2,253	647	9,068	1,492
Grants received for research and development	534	600	2,471	3,678	2,594	5,208

Total revenues	1,122	1,260	4,724	4,325	11,662	6,700
Operating expenses:
Research and development	(18,743)	(21,057)	(22,523)	(21,810)	(20,830)	(17,861)
General and administrative	(2,605)	(2,926)	(6,888)	(4,309)	(4,719)	(3,388)
Restructuring expenses	(1,424)	(1,600)	—	—	—	—

Acquisition of licenses and R&D in progress	—	—	—	—	(24,682)	—

Total operating expenses	(22,772)	(25,583)	(29,411)	(26,119)	(50,232)	(21,249)

Loss from operations	(21,650)	(24,323)	(24,687)	(21,794)	(38,570)	(14,549)
Interest income	2,185	2,455	1,819	1,827	2,163	793
Interest expense	(100)	(112)	(119)	(102)	(130)	(124)
Foreign exchange gain (loss)	(55)	(62)	220	938	(566)	131
Other income	14	17	21	89	107	127

Gain (loss) before income tax benefit	(19,606)	(22,025)	(22,749)	(19,042)	(36,996)	(13,622)
Income tax benefit (cost)	69	78	267	818	2,010	1,830

Net gain (loss)	(19,535)	(21,947)	(22,479)	(18,224)	(34,986)	(11,792)
Gain (loss) per ordinary share (2)	(2.33)	(2.61)	(3.89)	(3.21)	(6.85)	(3.50)
Net loss from operations per share (3)	(2.58)	(2.90)	(4.28)	(3.84)	(7.55)	(4.32)
Weighted average number of shares outstanding	8,395,117	8,395,117	5,771,570	5,679,842	5,109,604	3,371,700
Consolidated Balance Sheet Data:
Cash and cash equivalents	63,918	71,810	28,483	50,237	65,965	14,230
Total assets	76,917	86,415	47,936	66,888	84,809	30,112
Long-term liabilities (4)	5,885	6,612	6,745	5,920	5,702	5,881
Common Shares outstanding	20,480	23,009	13,369	13,006	12,987	7,710
Additional paid-in capital	154,001	173,015	122,044	120,509	120,432	38,177
Accumulated deficit	(109,369)	(122,873)	(101,072)	(78,447)	(60,223)	(25,238)
Total shareholders' equity	65,536	73,628	34,786	55,475	73,520	20,653

(1)
Translated for convenience at € 1.00 = $0.8901, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

(2)
Computed on the basis described in Note 11 to the audited consolidated financial statements.

(3)
Computed in the basis described in Note 1.6 to the audited consolidated financial statements.

(4)
Excludes the current portions of long-term debt and capital lease obligations.

Exchange Rates

        In 1992, the euro was adopted by 12 member states of the European Monetary Union, including France, as their single european currency, fully replacing their respective national currencies on January 1, 2002.

        We have converted our share capital into euro and publish our consolidated financial statements in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar could affect the U.S. dollar price of our ADSs on the Nasdaq National Market.

        In this annual report, references to "euro" or "€" are to euro and references to "dollars" or "$" are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Dollar amounts have been translated from euro at the stated the noon buying rate in New York City for cable transfers in euro. The "noon buying rate" is the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 20, 2002 was € 1.00 = $0.9646.

        The following table sets forth for the periods indicated how many U.S. dollars it would take to buy one euro at the respective exchange rates.

Average Rate(1)(2)
($ per € 1.00)
1997	1.12
1998	1.11
1999	1.06
2000	0.92
2001	0.89

(1)
The yearly averages of the noon buying rates for euro were calculated using the average of the noon buying rates on the last business day of each month during the relevant period.

(2)
Rates for the years ended December 31, 1997 and December 31, 1998 relate to periods prior to the adoption of the euro by France on January 1, 1999. For presentation purposes, euro amounts have been translated from the noon buying rate for French francs for the relevant dates at the legal rate of conversion of € 1.00 = FF 6.55957.

        The following table sets forth the high and low exchange rates for the period indicated.

	High	Low
	($ per € 1.00)
December 2001	0.9044	0.8773
January 2002	0.9031	0.8594
February 2002	0.8778	0.8613
March 2002	0.8836	0.8652
April 2002	0.9028	0.8750
May 2002	0.9373	0.9022
June 2002 (through June 20)	0.9646	0.9390

Risk Factors

        The risks identified below could cause our actual results to differ materially from those projected. If any of the risks described below occurs, our business, financial condition or results of operations could be harmed. In this case, the trading price of our shares or ADSs could decline and you could lose all or part of your investment.

Gene therapy and/or our approaches to gene therapy may be unsuccessful and there may never be a market for the products, if any, that we develop.

        Gene therapy is a relatively new medical technology and, to our knowledge, no gene therapy product has been approved for commercialization anywhere in the world. Preclinical and clinical data on the safety and efficacy of gene therapy is limited and therapeutic efficacy has been demonstrated only on a limited basis. We do not know whether gene therapy treatment, even if effective initially, will have a lasting effect.

        Moreover, even if one or more of our gene therapy product candidates is approved for commercialization, patients using these products may experience unanticipated adverse effects or unintended immune responses that were not encountered during clinical trials. If these adverse effects are severe, we may be unable to market that product or any other gene therapy products we may develop. Further, any products we develop may demonstrate inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval or commercial use.

        We may be unable to develop products or delivery systems that:

  •
  prove to be safe and effective;

  •
  meet applicable regulatory standards;

  •
  are capable of being manufactured at reasonable costs;

  •
  do not infringe the intellectual property rights of third parties;

  •
  are superior to products offered by third parties; or

  •
  can be marketed successfully.

The results of our animal testing do not guarantee that these results will be replicated in humans; the results of our clinical trials are based on a small number of patients over a short period of time and the reported results may not be indicative of results in a large number of patients.

        We are at an early stage of development and all of our potential gene therapy products are in research, preclinical development or early stage clinical trials. Even though our product candidates have shown successful results in animal models, we may not be able to replicate these results in our clinical trials with humans. Consequently, you should not rely on the results in our animal models as being predictive of the results that we will see in our clinical trials with humans. We have reported that several of our gene therapy treatments were showing early indications of therapeutic benefit. These reports, however, are extremely preliminary and are based upon the results in a small number of patients. Actual results with more data may show less favorable outcomes.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could substantially delay or prevent us from marketing any products.

        The clinical trial process is complex, uncertain and expensive. Positive results from preclinical studies and early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval. Prior to marketing in France or the United States, any product we develop must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the European Medicines Evaluation Agency, the French Agence Française de Sécurité Sanitaire des Produits de Santé or the United States Food and Drug Administration. These approval processes are typically lengthy and expensive, and approval is never certain. Because of the risks and uncertainties in biopharmaceutical development, our gene therapy products could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we do not receive these necessary approvals, we will not be able to generate revenues and will not become profitable. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include:

  •
  gene therapy is a new and rapidly evolving technology;

  •
  to date, there has been only limited research and development in gene therapy using adenoviral, vaccinia or other vectors, which we believe will cause clinical trials to proceed more slowly than clinical trials involving traditional drugs;

  •
  we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

  •
  we are not aware of any gene therapy products that have obtained marketing approval from a regulatory agency;

  •
  the regulatory requirements governing gene therapy products are uncertain and are subject to change; and

  •
  data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals.

        Failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that would seriously impair our ability to conduct our business.

We may experience delays in commencing and completing clinical trials of our products.

        Clinical trials must meet regulatory requirements. We may encounter problems in clinical trials which cause us or the appropriate regulatory authority to delay, suspend or terminate these trials. We have been experiencing slow enrollment of patients for one of our clinical trials and may encounter the same or similar problems in the future, including the chance that we may not be able to conduct clinical trials at preferred sites or begin or successfully complete clinical trials in a timely fashion, if at all. We may enter into contractual arrangements with third parties to conduct our clinical trials. Any failure by these third parties to perform may delay or terminate our trials. Furthermore, the relevant regulatory authorities may suspend clinical trials at any time if any of them believes that the patients participating in trials are being exposed to unacceptable health risks or if any of them finds deficiencies in the clinical trial process or conduct of the investigation.

We may not be successful in obtaining required international regulatory approvals, which would prevent us from marketing our products internationally.

        We cannot be certain that we will obtain regulatory approvals in all countries. In order to market our products, we also must comply with numerous and varying international regulatory requirements implemented by international regulatory authorities. The approval procedure varies among countries and can involve additional testing. The approval by one regulatory authority does not ensure approval by any other regulatory authority.

Adverse events in the field of gene therapy may negatively impact regulatory approval or public perception of our products.

        The death in September 1999 of a patient undergoing viral-based gene therapy in a clinical study conducted by another organization at the University of Pennsylvania was widely publicized and public hearings were held by governmental agencies. In response, the FDA now requires submission of monitoring plans for gene therapy clinical trials, and the U.S. Health and Human Services Department (which oversees the FDA) has developed a group of initiatives to strengthen protections for patients in all clinical trials. This death and other adverse events in the field of gene therapy that may occur in the future could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. Increased scrutiny could delay or increase the costs of our product development efforts or clinical trials.

        The commercial success of our potential products will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapies are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy in general could result in greater government regulation and stricter labeling requirements of gene therapies and could cause a decrease in the demand for any products we may develop.

Our products must be accepted by physicians and insurers.

        Concerns have arisen regarding the potential safety and efficacy of gene therapy products using viral delivery systems. These concerns could negatively affect physicians' and health care payers' evaluations of any products we may develop. Physicians and health care payers could conclude that our products or technologies are not safe and effective. Our success is dependent on commercial acceptance of our products. We believe that recommendations by physicians and health care payers will be essential for commercial acceptance of our products. If products developed by us are not commercially accepted by physicians or third party payers, sales of any such products will be adversely affected.

We may be unable to manufacture or market products on a commercial scale.

        Our ability to separately manufacture different products in quantities sufficient to conduct clinical trials is limited. As a result, we may not be able to conduct multiple trials simultaneously. If we encounter capacity limitations or other disruptions in our manufacturing plans, our clinical trial programs could be delayed. If that happens, our submission of potential products for regulatory approval and our initiation of new development programs would be delayed.

        Our existing clinical manufacturing plant does not currently have regulatory approval to produce commercial products or have sufficient manufacturing capacity to produce our products on a commercial scale. We may incur substantial expenses to expand our manufacturing capability or to contract with others to manufacture our products for us. As a result, we may experience delays in the manufacture of our products and we may be unable to price our products competitively.

        In order to market and sell any proprietary gene therapy products we may develop, we will need to hire a sales force with relevant pharmaceutical experience to staff a sales and marketing department, or make appropriate arrangements with strategic partners to market and sell these products. Building a marketing and sales force is expensive and time consuming and could delay any product launch.

We may be required to obtain rights to proprietary genes and other technologies to further develop our business, which may not be available or may be costly.

        We currently investigate and use certain gene sequences or proteins encoded by those sequences that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all. In connection with our efforts to obtain rights to these gene sequences or proteins, we may find it necessary to convey rights to our technology to others. Some of our gene therapy products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate royalty arrangements.

If we do not achieve certain milestones, we may not be able to retain licenses to our intellectual property.

        We have entered into license agreements with third parties for technologies related to our gene therapy product development programs. Some of these license agreements require us to achieve development milestones. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business.

We have a history of operating losses and expect to incur significant additional operating losses.

        We have generated operating losses since 1993 after we repositioned ourselves in 1992 as a biotechnology company specializing in gene therapy. As of December 31, 2001, we had an accumulated deficit of approximately € 122.9 million ($109.4 million). We expect to incur substantial additional operating expenses over the next several years as our research, development, preclinical testing and clinical trial activities increase. We do not have any gene therapy products that have generated any commercial revenue and our only revenues to date from our gene therapy activities have been from collaboration agreements and grant payments from the Association Française contre les Myopathies, a private not-for-profit association founded to combat neuromuscular diseases. Our profitability will depend on our ability, alone or with collaborative partners, to successfully develop, manufacture and market commercial products. We expect that our only sources of revenue for the foreseeable future will consist of additional payments from collaborative partners, if any, governmental or non-governmental grants, if any, and investment income. We do not expect to generate revenues from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

        We anticipate that our current cash reserves will enable us to fund our operations through early 2005. We will require substantial funds to continue research and development, including preclinical and clinical testing of potential products, to establish pilot-scale and commercial-scale manufacturing processes and facilities, to expand quality-control, regulatory, marketing, sales and administrative capabilities, and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

  •
  continued progress in research and development programs and the magnitude of such programs;

  •
  the scope and results of our preclinical testing and clinical trials;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  our ability to establish and maintain collaborative arrangements;

  •
  the cost of manufacturing scale-up and effective commercialization;

  •
  the cost of our additional facilities requirements;

  •
  the timing, receipt, and amount of milestone and other payments from collaborative partners;

  •
  the timing, receipt, and amount of sales and royalties from our potential products in the market;

  •
  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights; and

  •
  the cost of obtaining and maintaining licenses to use patented technologies.

        We may seek additional funding through collaborative arrangements and public or private financings. We may not be able to obtain financing on acceptable terms or at all. In addition, the terms of the financing may adversely affect the holdings or the rights of our shareholders.

        If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates or products we would otherwise pursue on our own.

Competition and technological change may make our potential products and technologies less attractive or obsolete.

        We compete with companies, including major pharmaceutical and biotechnology firms, that are pursuing forms of treatment or prevention for the diseases we target using gene therapy as well as more traditional therapies. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

        Many of these competitors have substantially greater financial and other resources than we do and are conducting extensive research and development activities. Other companies may succeed in developing products earlier than we do, obtaining regulatory approval for products more rapidly than we do, or developing products that are more effective or less costly than those we develop. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or products obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by us. Additionally, consumers may not prefer therapies developed by us over existing or other newly developed therapies.

Our patents and proprietary rights may not provide us with any benefit and the patents of others may prevent us from commercializing our products.

        Our success will depend in part on our ability to obtain patent protection for our products and processes, so that we can stop others from using our inventions. Our success will also depend on our ability to prevent others from using our proprietary information and know-how. In addition, we must operate in a way that does not infringe or violate the intellectual property rights of others. If we are unable to protect our patents and proprietary information and know-how or to develop products and processes that do not violate the rights of others, we may be unable to successfully commercialize any of our products.

        Our patent position, like that of other biotechnology and pharmaceutical companies, is highly uncertain. The standards which the U.S. Patent and Trademark Office, the European Patent Office and their foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is no uniform worldwide policy regarding the subject matter and scope of claims granted or allowable in biotechnology patents. Consequently, we cannot be certain as to the type and scope of patent claims that may be issued to us in the future. Further, there is no uniform, worldwide jurisprudence regarding the scope of claims granted or allowable in biotechnology patents, or the scope of protection afforded to patent holders, and jurisprudence in these areas may evolve too quickly to allow us to respond adequately. Consequently, we cannot be certain as to the type and scope of patent claims that may be upheld by court of law or whether the claims will cover the activities of our competitors. Even if we are able to develop commercially significant patent positions, our patents may be invalidated, may be held to be unenforceable, or may be substantially narrowed in litigation.

        We also rely on unpatented proprietary technology, processes, know-how and data, which we protect in part through confidentiality agreements with our employees, consultants and collaborators. We may not have adequate remedies if these agreements are breached. In addition, our competitors may independently develop this proprietary information.

Proceedings to obtain patents and litigation of third party infringement claims are expensive and time consuming and could limit our patent and proprietary rights.

        Obtaining and protecting patent and proprietary rights can be expensive. If a competitor files a patent application claiming technology also invented by us or our licensors, we may have to participate in an interference proceeding before the U.S. Patent and Trademark Office to determine the priority of the invention. We, or our licensors, may also need to participate in interference proceedings involving our patent applications or issued patents, or patents applications or patents of our licensors, and patents or patent applications of another entity. Our participation in an interference proceeding would require us to spend significant amounts of time and money to address the claims. Opposition proceedings challenging the validity of our patents in Europe may lead to the limitation or revocation of the challenged patents. Moreover, an unfavorable outcome in either of these proceedings could require us to cease using the technology or to license rights from prevailing third parties. Our business would be harmed if a prevailing third party does not offer us a license or offers us a license only on terms that are not acceptable to us.

        We are currently involved in several patent opposition proceedings:

  •
  We initiated an opposition proceeding with six other companies against a European patent of Vical, Inc. covering the use of plasmid-DNA as a vector. The European Patent Office revoked Vical's patent on December 13, 2001. Vical appealed that decision on February 11, 2002. If the revocation decision is overturned and Vical's patent is upheld, we may be prevented from selling in Europe the muscular dystrophy product we are currently developing or we may be required to obtain a license from Vical to do so. We may be unable to obtain a license from Vical on commercially reasonable terms, or at all.

  •
  Novartis AG initiated an ongoing opposition proceeding in 2001 against our European patent covering a method of preparing a viral vector by intermolecular recombination in a pokariotic cell.

  •
  Novartis, together with GenVec, Inc. also initiated an ongoing opposition proceeding in 2001 against our European patent covering new complementing cell lines for defective adenovirus vectors.

  •
  Got-A-Gene AB initiated an ongoing opposition proceeding in 2001 against our European patent covering targeted adenovirus vectors.

  •
  Virax Holdings Limited initiated an ongoing opposition proceeding in Australia against us involving our Australian patent covering the use of viral vectors encoding immunostimulatory polypeptides.

        If any of our patents in the above opposition proceedings is revoked, we will not be able to prevent others from using the technologies covered.

        We may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. We could incur substantial costs in connection with any litigation and our management's efforts would be diverted, regardless of the results of the litigation. An unfavorable result in litigation could subject us to significant liabilities to third parties, require us to cease manufacturing, using or selling the affected products or using the affected processes, or require us to license the disputed rights from third parties. Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

Commercialization of some of our product candidates depends on collaborations with others. If our collaborators are not successful or if we are unable to find collaborators in the future, we may not be able to develop these products.

        Our strategy for the research, development and commercialization of some of our product candidates requires us to enter into contractual arrangements with corporate collaborators and third parties. Our success depends upon the performance by these collaborators of their responsibilities under these arrangements. Some collaborators may not perform their obligations as we expect or we may not derive any revenue from these arrangements. In addition, these collaborators, independent of their relationships with us, may develop technologies or products that are competitive with products we are developing, which may result in their withdrawal of support for our product candidate. As a result of any performance failures, the preclinical or clinical development or commercialization of our products may be delayed or terminated. We may not be able to develop and commercialize some of our products if we are unable to enter into other collaborative arrangements.

        Generally, under our academic collaborations, we retain the right to license exclusively any technologies developed using funding we provided. If we do not elect to license a particular technology, the academic collaborator is typically free to use the technology for any purpose, including the development and commercialization of products that might compete with our products.

        We have collaborative agreements with several companies. We do not know whether these companies will successfully develop and market any products under their respective agreements. Moreover, some of our collaborators may independently develop competing technologies. If our collaborators independently develop or obtain rights to competing products, our collaborators may withdraw research, development or marketing support from us. Additionally, we may have disputes in the future with our collaborators regarding ownership of rights to any technology developed with a collaborator which could delay our collaborative research, development or commercialization of our product candidates.

        We also depend in part on the continued availability of outside scientific collaborators to assist our research and proposed product development. We compete intensely for relationships with collaborators and we may not be able to obtain or maintain such relationships on acceptable terms.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products or processes.

        We are highly dependent on qualified scientific and management personnel and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose any of our qualified personnel or are unable to hire and retain qualified personnel, our ability to commercialize our products and processes may be delayed or prevented.

Our chairman indirectly controls Transgene.

        bioMERIEUX PIERRE FABRE owns, directly and indirectly, approximately 70.3% of our outstanding shares. Mr. Alain Mérieux, our chairman, and Mr. Pierre Fabre jointly control bioMERIEUX PIERRE FABRE at present. bioMERIEUX PIERRE FABRE has stated that it intends to reverse the merger completed in 2000 between BIOMERIEUX ALLIANCE SA and PIERRE FABRE SA which created bioMERIEUX PIERRE FABRE. In the contemplated transaction, which is to be submitted to bioMERIEUX PIERRE FABRE's shareholders for their approval at their annual shareholders' meeting to be held on June 26, 2002, all our shares presently held by bioMERIEUX PIERRE FABRE would be transferred to a new holding company controlled directly and indirectly by Mr. Mérieux. As a result, Mr. Mérieux would have the ability to control all matters requiring approval by our shareholders, including the election of directors, payment of dividends and certain significant corporate transactions. His interests may differ from your interests. This concentration of ownership could affect the liquidity of our shares and ADSs and have an adverse effect on the price of our shares or our ADSs. It may also impair or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over then current market prices for their shares or ADSs.

We were a passive foreign investment company for U.S. tax purposes for the year 2001 and we may be a passive foreign investment company for the year 2002 and future years and, as a result, you are subject to special U.S. tax rules.

        Based upon our review of our existing financial data for 2001, because we were unable to enter into additional research, collaboration, or other agreements generating operating income for 2001 in an amount sufficient to prevent us from being treated as a passive foreign investment company (PFIC), we were a PFIC for 2001. Consequently, for any U.S. holders holding our shares or ADSs during 2001, such shares or ADSs will be considered PFIC shares or ADSs for 2001 and all subsequent years unless such holder makes a qualified electing fund or mark-to-market election. While our strategy is to enter into research, collaboration and other agreements for future years, we may not be able to successfully conclude any such agreements. For U.S. holders purchasing shares or ADSs after 2001, there is a risk that we will be classified as a PFIC for 2002 and for future years, and you should evaluate any investment in our shares or ADSs accordingly. See "Item 10. ADDITIONAL INFORMATION—Taxation-Taxation of U.S. Investors."

We may have significant product liability exposure.

        We face a business risk of exposure to product liability and other claims in the event that our products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing and marketing of human therapeutic products. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products developed by us or our collaborators. We also have liability for products manufactured by us on a contract basis for third parties. If we are sued for any injury caused by our products or processes, our liability could exceed our product liability insurance coverage and our total assets.

Health care reform and restrictions on reimbursement may limit our profitability.

        Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from:

  •
  government health administration authorities;

  •
  private health coverage insurers;

  •
  managed care organizations; and

  •
  other organizations.

        Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapies. We expect that there will continue to be a number of legislative proposals to implement such government controls. The adoption of such proposals or reforms could impair our business.

        Additionally, government and third party payers are increasingly challenging the prices of medical products and services. If purchasers or users of our products are unable to obtain adequate reimbursement for the cost of using our products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate government or third party coverage will be available.

We use hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and expensive.

        Our research and development programs, preclinical testing and clinical trial activities involve the controlled storage, use and disposal of hazardous materials, chemicals, biological materials and radioactive compounds. We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

Voting by shareholders and ADS holders may be limited due to ownership notification requirements.

        Any shareholder who, directly or indirectly, acquires ownership or control of shares representing 5%, or any multiple of 5%, of our share capital or voting rights is required to disclose those holdings to us within 15 days after such acquisition. Any shareholder who fails to comply with this notification requirement will have the voting rights attached to the shares in excess of this threshold suspended upon the request of one or more other shareholders holding 5% or more of our share capital or voting rights. Shareholders are also subject to ownership disclosure requirements under French law. The failure to comply with these disclosure requirements may result in the suspension of voting rights for up to five years. Finally, ADS holders may not exercise voting rights unless they take certain steps, including steps to be registered in our share register. The failure to register as required may make it impracticable for ADS holders to exercise their voting rights.

Our share and ADS prices are volatile and you may not be able to resell your shares or ADSs at or above the price you paid for them.

        The market price of our shares and ADSs, like that of many other biotechnology companies, has been volatile and is likely to continue to be volatile. The following factors, among others, could have a significant impact on the market price of our shares or ADSs:

  •
  response to publicity;

  •
  the results of our preclinical studies and clinical trials or those of our collaborators or competitors or for gene therapy products in general;

  •
  evidence of the safety or efficacy of our potential products or the products of our competitors;

  •
  the announcement by us or our competitors of technological innovations or new products;

  •
  the publication by financial analysts of reports regarding us or our industry;

  •
  governmental regulatory actions;

  •
  changes or announcements in reimbursement policies;

  •
  developments with our collaborators;

  •
  developments concerning our patent or proprietary rights or those of our competitors, including litigation;

  •
  concern as to the safety of our potential products;

  •
  period-to-period fluctuations in our operating results; and

  •
  market conditions for biotechnology stocks in general.

Exercises of options and future sales of shares and ADSs will reduce your percentage ownership and could cause our share or ADS price to decline.

        We have issued options to purchase an aggregate of 18,000 shares and warrants to purchase an aggregate of 14,000 shares to our directors, officers and employees. We may issue options to purchase up to an additional 300,000 shares. Your percentage ownership will decrease when the options or warrants are exercised. Moreover, additional sales of our shares or ADSs by us will decrease your percentage ownership and could cause our share or ADS price to decline if we issue too many shares or ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of Transgene

        Our legal and our commercial name is Transgene. We were organized in 1979 under the laws of the French Republic as a société anonyme, a form of limited liability company, with a life of 99 years, to carry out research projects on a contract basis in the fields of genetic engineering, immunology, virology, molecular and cellular biology and protein chemistry. In the 1980s, under the guidance of Dr. Jean-Pierre Lecocq as a scientific director, we gained extensive experience in such research on behalf of companies in the human and animal healthcare sectors, as well as in the food industry. In 1992, we repositioned ourselves as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products for the treatment of acquired or inherited diseases for which there is no cure or adequate therapy. The strategic focus on gene therapy was based on our core competence in molecular and cellular biology and experience gained in a research program initiated in 1987 on the use of adenoviral vectors in gene therapy of pulmonary disorders. In early 2001, we refined our strategy to focus primarily on the development of gene therapy products for the treatment of cancer. In connection with our refined focus, we discontinued our cardiovascular program.

        Our registered office is located 11, rue de Molsheim; 67000 Strasbourg, France, and the telephone number at that location is (33) 3-88-27-91-00.

        Transgene, Inc., our U.S. subsidiary, was incorporated in June 1996 and monitors our clinical trials in the U.S. Its office is located at 800 Hingham Street, Rockland, Massachusetts 02370-1052, and its telephone number at that location is (781) 871-2935.

Business Overview

        We are a biopharmaceutical company dedicated to the discovery and development of products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present. Our primary focus is the development of gene therapy product candidates for the treatment of cancer. We believe that our competitive advantages over other gene therapy companies include: (i) our portfolio of product candidates for the treatment of cancer; (ii) our proprietary vector platforms; (iii) our access to proprietary genes; (iv) intellectual property that we own or control; and (v) our ability to manufacture clinical and commercial quantities of biopharmaceuticals.

        We are using our proprietary vector technology to develop products for the treatment of cancer and Duchenne's Muscular Dystrophy. We are currently developing six products for the treatment of cancer, four of which are currently in clinical trials. These products include two cancer vaccines and two immune enhancement products to treat a variety of cancer indications. Two product candidates for the treatment of four different cancers and two forms of dysplasia (earlier stages of the disease) entered Phase II clinical trials in the fourth quarter of 2001 and the first quarter of 2002. Two product candidates for the treatment of two different cancers entered Phase I clinical trials in 2001 and the first quarter of 2002. We are also developing a product for the treatment of Duchenne's Muscular Dystrophy which is currently in Phase I clinical trials.

Gene Therapy

        Gene therapy is a method for the treatment or prevention of disease. Gene therapy involves delivering genes to a patient's cells to provide the cells with the genetic information necessary to produce specific therapeutic products needed to correct or combat disease. Genes are segments of deoxyribonucleic acid (DNA) present in each cell in the body that provide the information that cells use to produce protein. Each cell in the body has the ability to produce thousands of the different proteins that are essential for cellular structure, function and growth. Protein production begins in the nucleus of the cell when the gene is copied. The process that results in protein production by the cell is called "gene expression." The absence or defective structure of specific genes may change the composition or pattern of proteins expressed by the cell, causing acquired diseases, such as cancer, as well as certain inherited diseases such as muscular dystrophy.

        We believe that gene therapy will be a safer, more effective and less expensive solution than traditional treatments. At present, there are two traditional methods of treatment—each with its own limitations—small molecule drugs and protein-based drugs. Traditional treatment by small molecule drugs may be expensive and of unlimited duration as only the patient's symptoms are addressed and the underlying cause of the disease is not treated. Small molecule drug treatment may require multiple daily administrations of the drug with the associated risk that a patient will not comply with the prescribed treatment regimen. In addition, this approach may cause multiple side effects when used over an extended period of time. The second traditional treatment approach is the injection of protein- based drugs. The proteins are produced by genetically modified microorganisms, such as bacteria, which carry the corresponding gene. Unlike small molecule drugs, protein-based injectible drugs target the cause of the disease. However, daily administration is normally required and the treatment may cause adverse systemic side effects. In addition, protein-based drugs are often expensive to manufacture.

        Gene therapy targets the cause of the disease and uses genes themselves, rather than an organism carrying the gene, as the therapeutic agent to permit the patient's own cells to express the needed protein. Because the patient's own cells express the protein, gene therapy may be administered less frequently and should therefore be less expensive than alternative approaches. We believe that the use of gene therapy to produce therapeutic proteins at the site of the disease may be less toxic to the patient than the repeated injection of protein-based drugs.

        Although no gene therapy product, to our knowledge, has been approved for commercialization anywhere in the world, a small number of infants with severe combined immune deficiency were successfully treated using gene therapy in 2000 at the Necker University Hospital in Paris, France and other infants have been successfully treated since then. Although it is not known how long the treatment will last, scientists and companies have been encouraged by the initial success of this gene therapy treatment.

        The development of safe, efficient and adaptable methods of delivering genes into cells is a key factor in establishing effective gene therapy. A therapeutic gene must be incorporated into a delivery system or "vector" which, when coupled with that gene, will transport it into target cells of the patient's body. Because of the potentially vast number of different genes to be transported, the wide variety of organs and tissues whose cells must be targeted for genetic therapy of different diseases, and the wide range of potential uses for gene therapy, a broad range of vectors is likely to be necessary for effective treatment of numerous diseases. We have developed five proprietary vector technology platforms, three of which we are using in our current portfolio of product candidates. See "Item 4. INFORMATION ON THE COMPANY—Vector Technology."

Our Competitive Advantages

We have a portfolio of product candidates.

        We have product candidates in Phase I and Phase II clinical trials and other product candidates in preclinical research. Our portfolio is comprised of:

  •
  six product candidates for the treatment of cancer, two of which are cancer vaccines and two of which are immune enhancement therapy products:

  –
  two cancer vaccine product candidates in Phase II clinical trials for the treatment of six different clinical indications (breast cancer, prostate cancer, lung cancer, cervical cancer, cervical displasia and vulvar dysplasia);

  –
  two immune enhancement therapy product candidates in Phase I clinical trials for the treatment of various solid tumors, including malignant melanoma and cutaneous lymphoma; and

  –
  two product candidates for the treatment of cancer in preclinical research; and

  •
  one product candidate in Phase I clinical trials for the treatment of Duchenne's Muscular Dystrophy.

We have multiple vector technology platforms.

        Our vector technology platforms are designed to maximize the potential for gene therapy applications. We believe that our ability to offer differentiated vector technologies for gene delivery, each customized for different clinical situations, will enable us to develop more effective gene therapy applications for cancer.

        We believe that the potential benefits of our multiple vector technology platforms include:

  •
  Safety. We have developed new generations of vectors for our principal vector platforms with enhanced safety profiles—adenoviral vectors with reduced inflammation and risk of generating a replicating virus, attenuated vaccinia virus vectors based on viral strains unable to replicate in human cells, and nonviral vectors incorporating compounds with a favorable toxicity profile and with the potential to avoid rejection by the immune system. We are also developing vectors with the capability to target specific cell types and are enhancing their efficacy and safety;

  •
  Flexibility. Our platforms provide a choice between different vector systems with a variety of attributes, thus allowing the selection of the most appropriate vector for different diseases;

  •
  Ease of Administration. Our technology focuses primarily on providing ready-to-use products in vials for direct administration to the patient; and

  •
  Manufacturing Efficiency. Our improved vector systems are also designed to optimize production efficiency. We believe that we have established production process techniques that may allow our products to be manufactured using convenient cell culture and purification methods.

We have access to proprietary genes.

        We have a broad collaboration and license agreement with Human Genome Sciences Inc. (HGS) which gives us access to its collection of proprietary genes. Under this agreement, we are working with HGS to identify up to eight genes with therapeutic potential. We screen the candidate genes through our library of adenoviral vectors carrying the genes and are focusing on three main families of genes with each a specific therapeutic interest: angiostatic, immunostimulant and tumor specific antigens.

        We will be obligated to pay to HGS royalties on revenues from sales of gene therapy products developed from their proprietary genes. Under the agreement, we can choose to commercialize gene therapy products on our own, with HGS, or with a third party. If we choose to co-develop any gene therapy products with HGS, they will receive commercialization rights in North America, we will retain such rights in Europe, and we will share the responsibility for commercialization in the rest of the world. In addition, in connection with the execution of the agreement, HGS acquired an equity interest equal at that time to 10% of our outstanding shares on a fully-diluted basis.

We own or control intellectual property.

        We have filed and continue to file patent applications to protect our proprietary vector technologies as well as related processes and other technology. As of June 18, 2002, we had been issued 19 European patents and 33 United States patents. In addition, as of that date, we had 63 patent applications pending in France (including applications filed with the European Patent Office designating France), and 69 patent applications pending in the United States, and had received notices of allowance for six of those European and United States patent applications.

        In addition to our patented products, processes and technology, we have licensed the rights to use the patented products, processes and technology of others. In addition to our collaboration agreement with HGS, we have entered into collaboration and license agreements with various other companies, as well as academic and governmental institutions.

We are able to manufacture clinical and initial commercial quantities of biopharmaceuticals.

        We operate our own manufacturing facility at Illkirch, France at which we currently manufacture all quantities of our product candidates for use in our clinical trials. This multi-purpose facility was designed to comply with U.S. and European Good Manufacturing Practices and physical confinement regulations for genetically manipulated organisms. In parallel to the development of the manufacturing process, we have developed our own expertise in quality control and quality assurance. We have a dedicated quality control laboratory adjacent to the production facility that will enable us to perform a large part of the in vitro quality control internally, on both intermediate products and on any final products. We have designed our quality assurance program to comply with regulatory requirements regarding the quality and safety of pharmaceutical products for human use. We are completing the upgrade of this facility after which we will be able to manufacture the initial commercial quantities of our products, if any, that are approved for use and sale.

Strategy

        Our strategy is to develop immunotherapy products for the treatment of cancer through early stage clinical trials and to complete, either independently or in collaboration with selected pharmaceutical or biotechnology companies, late-stage trials, manufacturing and commercialization.

        We plan to develop our product portfolio by:

  •
  establishing collaboration arrangements with pharmaceutical and biotechnology companies that have rights to genes of therapeutic interest for which appropriate vectors are needed to develop vaccines and gene therapy product candidates;

  •
  acquiring rights to additional genes with therapeutic efficacy, either under our agreement with Human Genome Sciences or from academic institutions or other sources, such as biotechnology companies;

  •
  improving and enhancing the safety and effectiveness of our multiple, proprietary vector platforms; and

  •
  acquiring additional enabling technologies through collaborations with other third parties.

        We believe that our strategy will maximize our ability to efficiently and cost-effectively develop and commercialize gene therapy products for the treatment of cancer.

Cancer Therapy

        Current therapies for most types of cancer focus on either surgical or radiotherapeutic eradication of the primary tumor as the best opportunity for cure. If metastasis, or the spread of malignant cells to other parts of the body, has occurred or develops after an attempt at control of the primary tumor, the patient's outlook deteriorates. Chemotherapy and hormonal therapy are primarily used for cancer which has metastasized. However, except for certain less common types of tumors (such as pediatric acute leukemia, Hodgkin's Disease and testicular cancer), few patients are cured by these therapies, and improvements in survival have been difficult to demonstrate in many common tumor types. We believe that cancer is a promising field for treatment using our multiple vector technologies because the great variety of cancers and stages of disease call for a variety of targeted approaches.

        Our approaches to cancer product development are principally aimed at stimulating the body's immune system to induce rejection of tumors. The immune system is the body's natural defense system against foreign molecules, called antigens. Antigens may arise from numerous sources, including infection (by bacteria, viruses, or parasites), organ transplantation or mutations arising in tumors. The body's immune system combats any foreign antigen in two different ways: humoral and cellular. The humoral response generates proteins called antibodies which act against these foreign antigens. The cellular response uses specialized cells called cytoxic T lymphocytes (CTLs) to eliminate the cells that are infected or that have become cancerous. The immune system is regulated by a variety of proteins called cytokines. The cytokine interleukin-2 (IL2) gene is responsible for the stimulation of CTLs. The cytokine interferon gamma (IFN-y) is responsible for multiple functions, including forcing cells to present antigens on their surface, where they can react with the immune system. Immunotherapy seeks to stimulate the patient's immune response to generate antibodies and CTLs that attack cancer cells.

        We are pursuing two approaches to stimulate the body's immune system against cancer cells: antigen-specific cancer vaccines and immune enhancement therapy. Antigen-specific vaccines are designed for use in situations in which the tumor antigen has been well identified and in which the same tumor antigen is found in many patients. The gene that generates proteins specific to that antigen is incorporated into our therapeutic vaccine, and it produces both a humoral and cellular immune response against that antigen throughout the body. The vaccine thus produced can be administered subcutaneously in order to provoke a systemic reaction against the foreign antigen.

        Immune enhancement therapy does not require the identification of a specific tumor antigen, but instead relies on the existence of unique tumor antigens in each patient. To apply this approach, the gene for a cytokine such as IL2 or IFN-y is transfected directly into a tumor by injection. There the cytokine can stimulate the immune system to react against whatever tumor antigens are present. Although this approach is somewhat more complicated to administer, as it requires solid tumors or metastases accessible to intra-tumoral injection, it has the advantage of not requiring the identification of the specific tumor antigens present in a given patient.

        In addition to vaccines directed against specific antigens and our immune enhancement approach to immunotherapy, our research efforts are pursuing several other novel approaches aimed at affecting cancer cells directly.

Our Cancer Gene Therapy Product Candidates under Development

        We currently have six gene therapy product candidates under development, five of which are in clinical trials. Four of these product candidates are aimed at the treatment of various types of cancer and two of those product candidates are aimed at the treatment of pre-cancerous stage diseases. For each of our gene therapy product candidates presently under development, we have combined a therapeutic gene licensed from a third party with a vector that we believe is the preferred mode of gene delivery for the disease.

        Our current gene therapy product candidates for the treatment of cancer are described below.

Indication	Gene	Vector	Status

Cancer Vaccines

Cervical Cancer Cervical and Vulvar Dysplasia	HPV16 antigen and Interleukin-2 cytokine (IL2)	Modified Vaccinia Ankara Virus (MVA)	Entered Phase II clinical trials during fourth quarter 2001 and first quarter 2002

Breast Cancer Prostate Cancer Lung Cancer Kidney Cancer	Muc1 antigen and IL2	MVA	Entered Phase II clinical trials during fourth quarter 2001 and first quarter 2002

Immune Enhancement Therapy

Malignant Melanoma, Sarcoma and other solid tumors	IL2	Adenovirus	Entered Phase I clinical trial with third generation vector during third quarter 2001

Cutaneous lymphoma	Interferon Gamma cytokine (IFN-y)	Adenovirus	Entered Phase I clinical trial during first quarter 2002

Cancer Vaccines Under Development

        Our most advanced approach to cancer therapy uses therapeutic vaccines directed against tumor antigens. A number of antigens have been identified that are specific to cancer cells. Antigen-specific therapy induces the body to mount a strong cellular immune response against these tumor antigens. To do this, the gene for the tumor antigen is inserted into a vaccinia virus vector. In addition, we have added the IL2 gene in order to enhance the capacity of the immune system to mount an effective response. The vaccine is then injected subcutaneously. This combination of the antigen and IL2 activates CTLs which can attack the cancer throughout the body. Animal studies have demonstrated that injection of our vaccinia virus vectors, carrying both tumor antigen and IL2, produces a tumor-specific CTL response with a strong anti-tumor effect. We are currently using the Modified Vaccinia Ankara (MVA) virus as the principal vector for our cancer vaccines. The MVA virus, which is unable to replicate in human cells and therefore is incapable of causing an infection in humans, has been shown to be safe when used as a vaccine against smallpox. Further, laboratory experiments have shown that it is highly effective at inducing an immune response. Our cancer vaccine program currently has two programs in clinical trials, one directed against the human papilloma virus (HPV) for the treatment of cervical cancer and the other against Muc1 for the treatment of breast cancer, prostate cancer, lung cancer and other cancer types. If this approach proves to be effective, other cancer antigens could be used to generate similar products.

  MVA-Muc1-IL2 Vaccine

        Our product candidate for antigen-specific therapy uses the MVA virus expressing the Muc1 antigen. The Muc1 antigen is derived from normal glandular mucus and is expressed on a wide range of normal cells in the body. However, in certain cancer cells the Muc1 antigen is expressed abnormally and is not identified by the body's immune system as being harmful. This abnormal Muc1 antigen is expressed on the cancer cells of a majority of patients with breast cancer, prostate cancer, lung cancer and a variety of other cancers. The aim of the specific immunotherapy approach is to help the body's immune system to recognize the cancer cells as a specific target for destruction.

        We license the Muc1 gene from Imperial Cancer Research Technology Limited, the technology transfer arm of the Imperial Cancer Research Fund. This license is a worldwide exclusive license for use of the Muc1 gene in gene therapy applications using viral vectors.

        We have completed Phase I and Phase II clinical trials in patients with breast cancer and prostate cancer with an earlier generation vaccinia vector expressing the Muc1 antigen. These trials demonstrated the safety and feasibility of the approach with this family of vectors. These trials also demonstrated the ability of the Muc1 antigen to induce tumor regression, even in patients whose cancer has progressed despite chemotherapy treatment. Based on the results of these clinical trials, and in connection with our development of a new generation vaccinia virus vector based on the Modified Vaccinia Ankara (MVA) virus (which we believe is superior to our earlier generation vaccinia virus vector), we conducted two Phase I clinical trials using an improved formulation of the Muc1 cancer vaccine candidate using the MVA vector. Phase II clinical trials with this improved product candidate were initiated during the first quarter of 2002 in patients with breast cancer, prostate cancer, and lung cancer in Europe and the United States. We expect to initiate another clinical trial in patients with renal cell carcinoma during the third quarter of 2002.

  MVA-HPV-IL2 Vaccine

        Our other product candidate for antigen-specific therapy uses the MVA virus expressing two HPV antigens found in one specific sub-type of HPV, serotype 16. The HPV infection is spread sexually and has been causally linked to cancer of the cervix and to pre-cancerous changes in the cervix. Cervical cancer is diagnosed in over 130,000 women each year in the United States and Europe and is responsible for about 15,000 deaths annually. Over 90% of women with cervical cancer are infected with HPV and over 60% of these are infected with HPV 16. In addition to being a significant cause of disease in the United States and Europe, HPV infections are more common in underdeveloped countries of Central and South America and elsewhere, and cervical cancer is correspondingly more prevalent in those countries.

        The use of the diagnostic PAP smear allows for the diagnosis of cervical cancer at very early stages. If diagnosed early, at the pre-invasive stage of the disease, local surgery is effective in virtually all patients. As the cancer progresses locally and invades more deeply into the cervix and the uterus, more extensive surgery or radiation is required for cancer treatment, and an increasing percentage of women may ultimately develop widespread cancer. Therapy of widespread cervical cancer relies on radiotherapy, used alone or in conjunction with chemotherapy, which may temporarily shrink the cancer tumor but does not cure the cancer. The use of a cancer vaccine could be of value in women at different stages of the disease, not only to treat widespread disease, but also to prevent recurrence after surgery or radiation, or even to prevent the development of cancer in women infected with HPV 16. We initiated three Phase I clinical trials of our HPV vaccine in the United States and Europe during 1999 and completed those trials in 2001. Results of these Phase I clinical trials confirmed the safety of this product candidate. During the fourth quarter of 2001 and first quarter of 2002, we initiated Phase II clinical trials in Europe and Mexico for the treatment of cervical cancer, as well as cervical dysplasia and vulvar dysplasia.

  Breast Cancer

        Historical and current statistics indicate that breast cancer was diagnosed in over 180,000 people in the United States during 2000, and was responsible for over 40,000 deaths. We believe the incidence of new cases and the number of deaths are similar in Europe. Breast cancer is initially managed through surgery or radiation therapy. In the last thirty years, significant progress has been made in the treatment of this disease based on earlier diagnosis of the cancer by mammography and adjuvant treatment with hormonal therapy and chemotherapy. Nonetheless, despite advances in early diagnosis and improvements in hormonal and chemotherapy treatment, for patients with widespread breast cancer the prognosis remains very poor. Newer approaches, which can prevent the development of widespread cancer or which can treat widespread cancer once it develops, remain a very important objective.

        Our early version of the Muc1 vaccine was evaluated in Phase II clinical trials in 31 women with widespread breast cancer. The results of this clinical trial were presented at the VIIth International Breast Cancer Symposium in December 1999. In that study, two patients had greater than 50% reduction in the size of their metastatic cancer, despite having failed previous treatments for their cancer. Based on these positive results, we initiated, in the first quarter of 2002, extensive Phase II clinical trials in women with breast cancer using our improved MVA-Muc1-IL2 vaccine.

  Prostate Cancer

        Historical and current statistics indicate that prostate cancer was diagnosed in approximately 180,000 men in the United States during 2000, and was responsible for over 30,000 deaths. The morbidity and mortality from prostate cancer are similar in Europe. As with breast cancer, the management of the newly diagnosed prostate cancer patient relies either on surgery or on radiation therapy. Although the widespread use of a diagnostic blood test for the prostate specific antigen (PSA) has allowed earlier diagnosis in many men, and although hormonal therapy with a variety of agents can temporarily prolong life, the mortality from prostate cancer has continued to increase slightly over the last fifty years. New approaches, with minimal toxicity for this relatively elderly population, are needed.

        We have conducted a Phase I/II clinical trial in 16 men with an elevated PSA but without other evidence of widespread metastatic disease. Preliminary evidence of anti-tumor effect was observed, with the PSA returning to normal levels for over one year in one patient. Based on these results, we initiated a Phase II clinical trial in the first quarter of 2002 using the new version of the MVA-Muc1-IL2 vaccine in the same kind of patients.

  Lung and Other Cancers

        Other common types of solid tumors also express the Muc1 antigen, in the same way as breast cancer and prostate cancer. If this cancer vaccine approach can be shown to be effective in patients with breast cancer or prostate cancer, we believe that it is likely that the same immune stimulation would be effective in these types of cancer. We initiated a Phase II clinical trial program in the first quarter of 2002 with the new MVA-Muc1-IL2 vaccine in combination with standard chemotherapy in patients with non-small cell lung cancer, which is responsible for about 120,000 deaths per year in the United States.

        We plan to initiate a Phase II clinical trial during the third quarter of 2002 in patients with renal cell carcinoma. Renal cell carcinoma is responsible for about 11,600 deaths per year in the United States, and patients with metastatic disease have a five-year survival rate below 10%.

Immune Enhancement Therapy

        In addition to antigen-specific therapy, our approach to cancer therapy also seeks to develop tumor-killing cellular immune responses in various kinds of cancer. Immune enhancement therapy relies on the fact that there are tumor antigens present in all tumors, even though the identity of many of these antigens is not known. Under this approach, a tumor is directly injected with our product that carries the gene for the appropriate cytokine. These cytokines have been chosen because of their known ability to stimulate the body's immune system. The injection causes the tumor cells to be transfected with the appropriate gene and the cytokine is produced locally within the tumor. The local stimulation of the immune system attacks the cancer both at the injected tumor site and at tumor sites elsewhere in the body. Our strategy for immune enhancement therapy is focused on the interleukin-2 (IL2) and interferon gamma (IFN-y) genes and their production of the corresponding cytokines.

  Interleukin-2

        Our immune enhancement therapy product candidate using the IL2 gene is intended to treat malignant melanoma, sarcoma and other metastatic solid tumors susceptible to treatment using intratumoral injection.

        IL2 is known to have a direct stimulatory effect on the CTL cells, as well as the body's cellular immune system as a whole. Intravenous as well as subcutaneous administration of IL2 has been demonstrated to induce anti-tumor responses in patients with widespread melanoma and renal cell carcinoma. Although only a small fraction of patients have benefited from this treatment, the responses have occurred in patients who have failed to respond to all other therapies, and have occasionally been complete and of long duration. Unfortunately, systemic IL2 exhibits severe toxicity, significantly limiting its clinical effectiveness. By using delivery of the gene for IL2 into the tumor with an appropriate vector, the IL2 production is local and the serious toxicity associated with intravenous delivery of IL2 can be minimized.

        Our initial immune enhancement therapy efforts with IL2 used two different vector systems, a nonviral cellular vector (the Vero cell line) and an adenovirus vector. Our Phase I and Phase II clinical trials for the treatment of malignant metastatic melanoma and mesothelioma using the Vero vector showed disease stabilization for a few months, without objective tumor responses. We believe that these results, together with those obtained from Phase I clinical trials performed with previous adenovirus vector IL2 product candidates in lung and digestive cancers, demonstrate the validity of immune enhancement therapy with IL2.

        Our scientists have produced a new generation of the adenovirus vector for use with the IL2 gene using an improved promoter that we believe should substantially increase the amount of IL2 produced by each tumor cell where the IL2 gene is delivered. We initiated a Phase I clinical trial with this improved version of the product candidate during the second quarter of 2001 with patients with all types of cancer. If safety is confirmed in this trial, subsequent clinical trials will focus on specific tumor types, using the results from the Phase I clinical trial to narrow the indications for which we will seek to develop treatments.

  Interferon Gamma

        Interferon gamma (IFN-y) is one of the most important cytokines, having multiple effects on the immune system. One of the most important of these effects is its ability to cause cells to express abnormal, or foreign, antigens on the external cell membranes where such antigens can be attacked by the body's immune system. IFN-y, administered systemically as the protein, has been tested in patients with advanced kidney cancer and with malignant melanoma.

        Our second immune enhancement product candidate is based on an adenovirus vector containing the IFN-y gene. We initiated a Phase I clinical trial in the first quarter of 2002 using the improved adenoviral vector in conjunction with other forms of treatment in patients with cutaneous lymphoma (Cutaneous T Cell Lymphoma). If safety is confirmed in this Phase I clinical trial, subsequent clinical development will focus on using this agent either alone or in conjunction with other forms of treatment.

Our Other Cancer Gene Therapy Approaches Under Development

        In addition to our products under development described above, our research efforts in cancer are focused on other gene therapy approaches that are intended to kill tumor cells or block their growth.

  FCU 1

        Our researchers have designed a novel suicide gene (a gene whose protein product is toxic to the cell under certain circumstances) called FCU1. This novel gene is a fusion of two genes from yeast. FCU1 transforms a non-toxic compound (5-FC) into a highly toxic molecule, 5-FU (a well known molecule already used as cytotoxic agent against cancer, but with severe side effects). A vector carrying the FCU1 gene is injected directly into the tumor leading to the expression of the gene in the tumor cells. 5-FC is then administered orally, causing the tumor cells expressing FCU1 to metabolize 5-FC into 5-FU, resulting in the tumor cells' death. 5-FU thus is produced only locally by the tumor cells and does not generate the side effects observed with 5-FU standard chemotherapy. We have also demonstrated in pre-clinical studies that FCU1 is more effective than the other suicide genes p53 and HSV-tk due to a "bystander effect" (which requires the gene to be transferred to only a fraction of the tumor cells to kill the tumor). The FCU1 product candidate is currently in pre-clinical studies.

  HGS Genes and other therapeutic genes

        We are actively seeking to identify new genes of therapeutic interest to add to our portfolio of product candidates in the context of our partnership with HGS and in collaboration with academic institutions or other companies.

        We are currently evaluating a number of candidate genes with potential properties directed toward:

  •
  stimulating the immune response to cancer cells;

  •
  inhibiting the formation of blood vessels within tumors (angiostatic effect); or

  •
  initiating specific immune responses to cancer cells (tumor-specific antigens).

        We have identified several angiostatic gene candidates. We expect to select the best candidate to take into preclinical development in the second half of 2002.

Our Gene Therapy Program for the Treatment of Muscular Dystrophy

        In addition to our gene therapy programs directed toward the treatment of cancer, we are conducting a broad research and clinical development program, in partnership with the Association Française contre les Myopathies (AFM), directed toward the treatment of Duchenne's Muscular Dystrophy.

        Duchenne's Muscular Dystrophy is the most common inherited disease affecting skeletal muscle and occurs with a frequency of one in 3,500 males. This disorder is caused by a mutation in the dystrophin gene, a very large gene, that is necessary for the correct functioning of muscle cells. In this disorder, the dysfunction of the muscle cells leads to muscle degeneration, paralysis and death in childhood. Various organs are affected, including the heart, diaphragm and general musculature, complicating the task of delivering the therapeutic dystrophin gene.

        In September 2000, we initiated a Phase I clinical trial with a plasmid-based vector carrying the full-length dystrophin gene. The purpose of this clinical trial is to determine the safety of the product candidate, its ability to allow dystrophin expression in muscle cells following direct intramuscular injection of the vector and its potential effect on the immune response to the newly expressed dystrophin in patients. The trial is expected to be completed in the second half of 2002.

        Ultimately, the treatment of Duchenne's Muscular Dystrophy will require efficient delivery of the dystrophin gene to skeletal muscles, the diaphragm and the heart. With one of our collaborators, we are designing a new intra-arterial delivery technique which has shown efficient plasmid vector-based gene transfer in entire limb muscles in animal models. Our next objective is to develop this technology to treat Duchenne's Muscular Dystrophy patients.

Vector Technology

        Since 1992, we have conducted research into molecular biology techniques for gene transfer and gene therapy leading to the development of multiple vector technologies. We are presently focusing on three main vector families: adenoviral, poxviral, and non-viral vectors.

        The process of gene transfer into the patient's cells by means of these vectors can be accomplished either in vivo (inside the body) through direct administration of the therapeutic product to the patient, or ex vivo (outside the body) by removing cells from the patient, culturing them in appropriate laboratory conditions, using a vector to introduce the functional gene into the cells and finally re-implanting those cells into the patient's body. We believe that ex vivo therapies that rely on separate laboratory manipulation of each patient's cells will be too cumbersome and costly for commercial scale therapy. For this reason, we have focused our development efforts on in vivo administration of standardized products.

        In order to be effective, a vector must have the ability to:

  •
  carry the desired gene;

  •
  transfer the gene into a sufficient number of target cells;

  •
  transport the gene into the nucleus of the target cell; and

  •
  cause expression of the gene to produce the therapeutic protein over a sufficient period for successful treatment.

        Such a vector must also be safe. Viral vectors must be genetically modified to render them harmless and incapable of replicating in the human body. Although nonviral vector systems have not presented the same safety concerns as viral vectors because of the absence of viral components, synthetic compounds may present different issues of toxicity and efficacy and must therefore be carefully screened before a selection is made for pharmaceutical development.

        The most common gene delivery approach to date relies on the transfer of genes by viral vectors, in which modified viruses of various types are used to transfer the desired genetic material into cells of the patient. Biological evolution has produced certain viruses that have the natural ability to move to and penetrate the cells of certain organs and introduce their DNA into the nuclei of those cells. For example, adenovirus, one of the viruses that cause the common cold, efficiently targets a wide range of cells in the body and can be used as a carrier of genetic material to those cells.

        Nonviral gene delivery systems in the form of naked plasmid DNA or complexes with synthetic compounds such as lipid carriers can also be used to deliver genes into cells. Since these nonviral vectors do not contain viral proteins, they are not recognized as foreign to the body and are less likely to induce an immune response by the body. Such vectors have therefore the potential for repeat administrations for chronic diseases.

Adenoviral Vectors

        Adenoviral vectors are used for in vivo gene delivery primarily because of their ability to transfer genes efficiently into a variety of cell types. We believe that we have successfully addressed the disadvantages associated with earlier generation adenoviral vectors by developing or obtaining rights to new proprietary adenoviral vectors and cell lines for their production. Our vectors carry selected multiple deletions in the adenoviral genome that confer the following properties:

  •
  potentially reduced toxicity and inflammation;

  •
  minimal risk of generating self-replicating virus during production of the vector;

  •
  high level and stable gene expression in vivo; and

  •
  increased size of the DNA segment that can be inserted in the vector.

        In order to further improve the vectors for our new products aimed at treating cancer, we are focusing our research on optimizing the size and site of deleted sequences for increased efficiency and safety and modifying viral coat proteins on the surface of the virus (fiber and other proteins) to permit tissue specific targeting. The coat proteins are necessary for viral particle formation, stability and/or entry of the virus into the cell. Our researchers are developing new methods to engineer the coat proteins to increase the virus' ability to enter cells, and redirect the specificity of the vector to tumors. We are evaluating new vectors carrying a new peptide that is able to bind to various cancer cells. We have also introduced mutations into our adenoviruses that impair binding of the virus to its known entry pathways, thus eliminating its natural infectiousness (and thus potential side effects). This further increases the vector's selectivity after retargeting. The identification of tumor-specific promoters allows selective expression of the therapeutic genes in tumor cells. We believe that these new features improve the efficiency and the safety of our vectors and the potential for selective transduction of primary tumors and metastases.

        Adenoviral vectors are currently used in our clinical trials of immune enhancement therapy for a variety of cancers.

Poxviral Vectors

        Poxviruses are a family of viruses that includes the vaccinia virus, which has been widely used as a vaccination against smallpox. Our early research and development with the vaccinia virus led to the development and commercialization by Merial of a rabies vaccine for animals, which is used extensively in Europe and the United States. When administered in vivo, vaccinia virus vectors have been shown to stimulate a strong immune response to specific antigens. The ability to initiate an intense immune response may be a particular advantage for cancer gene therapy. After administration to patients, commonly used strains of vaccinia virus, including an early strain called Copenhagen strain, undergo replication and there is limited release of the resulting virus from the infected cells. While this does not present a serious risk to most patients, there is a possibility of infecting the patient in cases where the patient is severely immunocompromised.

        We have developed a new generation vector based on the Modified Vaccinia Ankara (MVA) strain that is unable to replicate in human or other mammalian cells and therefore is incapable of creating an infection in humans. The MVA strain has also been extensively tested in humans as a smallpox vaccine, and its safety and efficacy demonstrated in that application. The new MVA vector is currently being used in our Phase II clinical trials of cancer vaccines for a number of cancer indications.

Nonviral Vectors

        We have two major families of nonviral vectors. The first is composed of plasmid DNA vectors in an appropriate solution containing proprietary components (for example, hexaphosphocholin (HPC), a clinically used molecule with immuno-stimulatory properties.) We have shown, in animal models, that HPC has the ability to increase gene transfer efficiency after direct administration into muscles or tumors. HPC-plasmid vectors are currently under evaluation in intra-tumoral and vaccines approaches.

A plasmid-DNA vector is currently being used in the clinical trial in patients with Duchenne's Muscular Dystrophy.

        The second family, called "condensing formulations" employs novel synthetic compounds that are designed to coat the DNA encoding the therapeutic genes in order to protect the DNA from degradation by the patient's white blood cells. Condensing formulations are based on complexes of plasmid DNA and proprietary peptides (peptidoplexes) or cationic lipids (lipoplexes). They can be administered into muscles, tumors or the blood stream. We are evaluating these formulations for tumor metastases applications as their administration into the bloodstream has been shown in animal models to lead to transfection of pulmonary cells.

        A major advantage of nonviral vectors is that they may be easily redirected to specific tissues, such as tumors. We have identified simple molecules that confer to the vectors tissue selectivity or increased transfection efficiency of heart, skeletal muscle or tumor cells.

Collaborations and Licensing

        As part of our business strategy, we intend to develop and commercialize our gene therapy technology platform and products both independently and in collaboration with other companies.

        We currently have active collaborations with Human Genome Sciences the Association Française contre les Myopathies and academic and governmental entities.

Agreement with Human Genome Sciences

        On February 25, 1998, we signed a collaboration agreement with HGS. The agreement grants us the right to license exclusively up to ten HGS genes for use in the field of gene therapy and to develop, manufacture and commercialize products based on those genes worldwide. We are collaborating with HGS to identify genes with appropriate therapeutic product potential and perform complementary functionality studies. Although we selected two exclusive genes related to the treatment of cardiovascular disease, as a consequence of our strategic shift to focus on cancer, we discontinued our programs with these two genes.

        Under the agreement, we paid HGS an initial licensing fee and research funding totaling $28.2 million (net of withholding taxes) equal to the proceeds paid to us for the purchase by HGS of 590,311 of our shares (at that time equal to 10% of our outstanding shares on a fully-diluted basis). Additional payments to HGS are dependent upon the number of genes which we license and the accomplishment of certain milestones. HGS would also receive royalties on any sales and partnering revenues we receive from any resulting gene therapy products. We may also offer HGS an option to co-develop and co-market certain products. If we exercise these rights, HGS will hold commercialization rights for North America, we will hold commercialization rights for Europe, and we will share the responsibility for commercialization in the rest of the world. Under this co-marketing arrangement, each party is obligated to pay reciprocal royalties to the other party.

Agreements with Schering-Plough

        On February 2, 1998, we entered into research collaboration, license and option agreements with Schering-Plough. Under the agreements, we granted Schering-Plough a license for use of certain of our adenoviral vectors with up to six Schering-Plough proprietary genes and received an initial licensing fee of $8.0 million and $1.25 million of research funding. We received a $1.0 million milestone payment in 2000 but, unless Schering-Plough selects a new gene candidate, we do not anticipate additional revenues from these agreements, after Schering-Plough's decision to discontinue its program on the p53 gene. The agreements expire by their terms in February 2003.

Agreement with the Association Française contre les Myopathies

        We are currently engaged in negotiations with the Association Française contre les Myopathies to renew our three-year agreement with them, which expired in June 2001, to fund research and development for gene therapy treatment of neuromuscular diseases, particularly Duchenne's Muscular Dystrophy.

        In the 1998 agreement, the AFM agreed to provide up to approximately € 12.8 million in research funding, including approximately € 3.0 million in the form of interest-free loans. As of December 31, 2001, we had received € 10.7 million of the research funding amount, € 1.5 million of which was in the form of interest-free loans. All loaned amounts are payable upon commercial launch of a gene therapy product developed under the agreement. The AFM purchased shares for a total amount of € 2.7 million in our rights offering of May 2001, € 2.1 million of which was converted from the research funding to be paid to us under the agreement. We have the right to develop, manufacture and commercialize any products resulting from research under this agreement. In September 2000, with the support of the AFM, we initiated a Phase I clinical trial to treat patients with Duchenne's Muscular Dystrophy to validate a gene transfer-based therapy approach for treatment of this disorder. We expect to have definitive results from this trial complete in 2002.

Licensing Agreements

        We are a party to several licensing agreements with pharmaceutical and biotechnology companies in order to obtain rights to the therapeutic genes and technologies used to develop our gene therapy products. We anticipate that we will be required to obtain additional licenses in order to continue the research and development of, as well as to market, certain of our proposed products. Some of our principal licensing agreements are listed below:

  •
  Ajinomoto. Ajinomoto, a Japanese corporation which holds rights to the IL2 gene, has granted us a non-exclusive license to the gene for use in gene therapy.

  •
  Antisoma. Antisoma has granted to us rights to its patented adenovirus technology for targeting cancer cells. In addition, we have been granted an option to obtain an exclusive license from Antisoma to selected Antisoma peptides for applications in the field of gene therapy.

  •
  Aventis. We are parties with a subsidiary of Aventis to a worldwide non-exclusive cross-licensing agreement pertaining to patents held by each party relating to adenoviral vectors.

  •
  Cayla. Cayla has granted us an exclusive license under a patent covering suicide genes for gene therapy.

Competition

        We face intense competition from pharmaceutical and biotechnology companies developing vaccines, immunotherapy, gene therapy and other therapeutic approaches for the treatment of human diseases, including cancer. In the vaccine, immunotherapy and gene therapy fields, our competitors include Avigen, Inc., Cell Genesys, Inc., Chiron Corporation, Collateral Therapeutics, Inc., Corixa Corporation, GenVec, Inc., GlaxoSmithKline plc, Introgen Therapeutics, Inc., Medimmune, MediGene, Onyx Pharmaceuticals, Inc., Oxford BioMedica, Stressgene, Targeted Genetics Corporation, Therion Biologicals Corp., Valentis, Inc., Vical Incorporated and Zycos, Inc. The competition we face may arise from products already on the market or in more advanced clinical trials than any of our product candidates. Gene therapy is a new and unproven method to treat disease.

        Although there is currently no cure for cancer, certain other regimens, such as chemotherapy, are accepted forms of treatment. We will face competition from these established methods of disease treatment, as well as from novel methods currently under development, including antisense and monoclonal antibody therapies. In order to be competitive, we believe that we must develop products that are safe, effective against the targeted disease, economical, and sufficiently easy to administer. We also must be able to access distribution channels and obtain reimbursement from medical insurers for our products. We expect to face competitors that have far greater resources than us to develop products, established distribution channels and greater experience at securing reimbursement.

        We have a number of competitors with each of our technology platforms and products, including companies variously using adenoviral, adeno-associated viral, retroviral, poxviral, cellular and nonviral vectors, and companies are emphasizing in vivo therapies. We also face competition in some of the therapeutic approaches we are currently developing. While we believe that our development of multiple delivery systems may give us certain competitive strengths, competitors may also seek to adopt aspects of our core strategy of pursuing multiple vector families and in vivo gene delivery.

Patents and Intellectual Property

Intellectual Property Strategy

        Our commercial success will depend, in part, on our ability to obtain patent protection in France, the remainder of Europe, the United States and elsewhere for vectors, gene therapy products, processes and related technologies, including the conversion of genes into pharmaceutical products using our proprietary vectors. We therefore seek, whenever practical and possible, to obtain protection for these products, processes and technologies, particularly vector technology (including work in progress regarding new vectors), and for the corresponding products to be used as pharmaceuticals, as well as for therapies targeting, in particular, cancer and muscular dystrophy. We also seek to expand our vector and product portfolio, accessing genes or other materials, processes or technologies in which third parties may claim or develop a proprietary interest, through collaboration arrangements, funded research and license agreements.

Patents and Patent Applications

        We have filed and continue to file patent applications with respect to multiple aspects of our technologies and products, including certain adenoviral, vaccinia viral, retroviral and nonviral vectors and methods of preparation and administration. As of June 18, 2002, we had been issued 19 European patents and 33 United States patents. In addition, as of that date, we had 63 patent applications pending in France (including applications filed with the European Patent Office designating France), and 69 patent applications pending in the United States, and had received notices of allowance for six of those European and United States patent applications. Certain of these applications have been filed jointly with research and development collaborators, and any resulting patents from these joint applications will be co-owned by us and the collaborator. We believe that our patent applications include novel technologies of potential commercial significance. However, due to the extended period of time for review of patent applications in the biotechnology field, we cannot be certain as to when decisions regarding our patent applications will be made. Moreover, we do not know if any patents will be granted to us or, if issued to us, will be sufficiently broad to provide a competitive advantage. Any patent granted to us may be challenged or circumvented by a competitor.

        The rules of the convention on the grant of European Patents clearly define the legal protection of biotechnological inventions and specifically confirm the patentability of sequences or partial sequences of genes with an industrial application produced by a technical process. The same rules specify that the process for cloning human beings, modifying the germ line of human beings, and the use of human embryos are not patentable.

        On January 5, 2001, the U.S. Patent and Trademark Office issued utility guidelines and written description guidelines that address the requirements for demonstrating utility and written description for biotechnology inventions, particularly for inventions relating to human therapeutics. There can be no assurance that U.S. Patent and Trademark Office examiners will predictably and uniformly apply such guidelines or that the U.S. Patent and Trademark Office's position will not change with respect to what is required to establish utility and written description for products such as vectors to be used as pharmaceuticals.

        The term of United States patent protection for patent applications filed before June 8, 1995 is 17 years from the date of grant. The new term of United States patents for applications filed after June 8, 1995 commences on the date of issuance and terminates 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, the 20-year term from the effective date of filing may result in a substantially shortened term of patent protection which may adversely impact our patent position. However, legislation signed into law on November 29, 1999 and effective for patent applications filed after May 29, 2000 allows the opportunity to recover or extend patent terms under limited circumstances. The opportunity for recovery or extension of patent terms will not be available for most of our patents and patent applications for a variety of reasons, in particular, the filing dates of such patents and patent applications preceded the effective date of the legislation. If the patent term is shorter in the United States, our business could be adversely affected to the extent that the duration and level of the royalties we are entitled to receive from our strategic patents is based on the existence of a valid pending patent.

Other Proprietary Rights

        We believe that several elements of our comprehensive gene therapy program involve unpatented proprietary technology, processes, know-how, or data, including fermentation and production process and purification technology. With respect to proprietary technology, know-how and data which are not patentable or potentially patentable or processes other than production processes for which patents are difficult to enforce, we have chosen to protect our interests by relying on trade secret protection and confidentiality agreements with our employees, consultants and certain contractors. All of our employees are parties to employment agreements that include confidentiality agreements. The confidentiality agreements and other trade secret protection may not provide meaningful protection and may be breached. We may not have adequate remedies for any breach. Our trade secrets may otherwise become known or be independently developed by competitors.

Manufacturing

        We operate our own manufacturing facility compliant with European as well as U.S. Good Manufacturing Practices standards for pharmaceutical products. Operating since 1995, it is one of the first such facilities built to manufacture gene therapy products in Europe. This facility gives us the ability to produce our own clinical grade vectors to conduct our clinical trials, and is currently our only source of clinical grade vectors. The facility has passed periodic routine inspections by the French pharmaceutical authority. We have a program to upgrade this facility to support Phase III clinical trials and the first phases of the launch of our first gene therapy product.

        In parallel to the development of our production processes, we have developed our own expertise for quality control (QC) and quality assurance (QA). We have a dedicated QC laboratory that includes various suites for virology, bacteriology, molecular biology and biochemistry. Our commitment is to perform the large majority of the in vitro QC testing internally on the final product and on the intermediate products. The QC laboratory operates under Good Control Laboratory Practices. The specifications for our products and standard operating procedures for our assays have been submitted to several national authorities, including the FDA.

        Our QA system has been designed to comply with regulatory requirements regarding the quality and safety of pharmaceutical products for human use. Our QA staff is in charge of the organization of a quality system compliant with international drug manufacturing and laboratory standards. Our QA staff performs regular audits and reviews of our systems to verify that they are compliant with Good Manufacturing Practices and follow the evolution of regulatory recommendations.

        We believe that our manufacturing facilities, along with our staff in process development, manufacturing, quality assurance and quality control, and our internal medical and regulatory departments, allow us to function as a "stand-alone" organization capable of transforming scientific research into pharmaceutical products for clinical testing and initial product launch. All of the raw materials we use are readily available from multiple sources on commercially reasonable terms. We believe that, upon completion of the upgrades to our facility, we will have sufficient capabilities to support clinical trials through the completion of Phase III and for the launch of our first gene therapy product.

        Ultimately, in order to manufacture our products on a commercial scale, we will have to build or gain access to a large-scale manufacturing facility at significant cost. In connection with such manufacture, we will be required to register the facility with the regulatory authorities and will be subject to inspections confirming our compliance with GMP regulations.

Government Regulation

        Our research and development, preclinical testing, clinical trials, facilities and product manufacturing and marketing are and will be extensively regulated by governmental authorities in the United States, France and other member states of the European Union and other countries. The European Medicines Evaluation Agency, the Agence Française pour la Sécurité Sanitaire des Produits de Santé, the United States Food and Drug Administration (FDA) and comparable agencies in other countries impose substantial requirements on manufacturing and the development of the type of products that we are developing. These requirements include rigorous quality controls, preclinical and clinical testing. Because gene therapy is a relatively new technology and has not been extensively tested in humans, the regulatory requirements governing gene therapy products are uncertain and may undergo substantial additional regulatory review. These requirements may result in extensive delays in initiating clinical trials and in the regulatory approval process in general.

        Gene therapy has received extensive attention in the media and from government agencies as a result of a death in September 1999 of a patient in a clinical trial conducted by another organization at the University of Pennsylvania using an adenoviral vector. That incident involved the administration of a high dose of the adenoviral vector and the route of administration was through the hepatic artery. In our clinical trial investigations and studies, we do not administer these vectors at comparable dose levels, nor is the route of administration through the hepatic artery. The FDA, in collaboration with the National Institutes of Health, now requires submission of monitoring plans for gene transfer trials and the U.S. Health and Human Services Department (which overseas the FDA) has since developed a group of initiatives to strengthen practices for patients in all clinical trials. The reaction of the U.S. regulatory authorities has not given any indication that this will slow our product development, but we anticipate a higher degree of regulatory scrutiny as our clinical trials proceed. This regulatory scrutiny could slow the speed of our clinical trials and delay the entry of our products into commercialization.

        The United States, France and the other European countries have lengthy approval processes for pharmaceutical products. The time required to obtain marketing approval varies among countries. In the European Union, biotechnology products benefit from a centralized procedure to obtain marketing approval, avoiding having to seek marketing approval in each of the European countries. In the United States and in the European Union, it generally takes an average of one year from the date of application to receive marketing approval. Because certain products that we may develop are likely to involve new technologies and be based on new therapeutic approaches, these products may receive substantial additional review by various governmental regulatory authorities. As a result, regulatory approvals for our products under development may require more time than for products using more conventional technologies.

        The general structure of the regulatory approval process for our products is similar in most countries. Prior to marketing, a new pharmaceutical agent must undergo preclinical testing, including laboratory evaluation and animal studies to assess its potential safety and efficacy. The results of these studies must be submitted to the national regulatory authorities for review and clearance as part of an investigational new drug application before clinical testing can begin.

        Clinical trials are conducted in three phases. In Phase I, clinical trials typically include a small number of human subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with larger groups of patients afflicted with a specific disease in order to further test safety, to conduct preliminary tests of efficacy and to optimize dose amounts and dose schedules. In Phase III, larger-scale, multi-center, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for a valid statistical test of efficacy and safety compared with other approved therapies. The clinical protocols, which detail the objectives of the study and the parameters to be used to monitor safety and efficacy, must be approved by the national regulatory authorities. Further, each clinical study must be conducted under the auspices of an ethics committee (or independent institutional review board) at the institution where the study will be conducted. The ethics committee considers, among other things, the scientific appropriateness of the study, the safety of human subjects and the potential liability of the institution. The ethics committee is also responsible for continuing oversight of the approved protocols in active trials. The ethics committee may require changes in a protocol, and there can be no assurance that it will permit any given study to be initiated or completed. This process can be conducted in parallel with the regulatory approval process, but may add considerable time and expense to the early regulatory review process. In addition, various countries have established special committees, such as the National Institutes of Health's Recombinant DNA Advisory Committee in the United States or the Gene Therapy Advisory Committee in the United Kingdom, which may require review of novel gene therapy protocols before permitting their implementation.

        After completion of clinical trials of a new product, marketing approval must be obtained in each country in which the product will be sold. We expect that our products will be regulated as biologics and that both a Product License and an Establishment License will be required before we can market our products. In addition, any manufacturing facility for our products will be subject to inspection by national regulatory authorities for adherence to GMP prior to marketing clearance and periodically after we receive marketing approval. This will require us to observe rigorous manufacturing specifications.

        In addition to the regulations described above, we are subject to regulation under various laws and regulations relating to the use of hazardous materials and the protection of the environment. Our research and development activities involving genetic modification of viruses and other microorganisms are required to be carried out under controlled laboratory conditions to prevent release of certain genetic material. The required level of laboratory safety is established by the Commission du Génie Génétique, Ministère Français de la Recherche (Genetic Engineering Commission, French Ministry of Research) and applicable requirements include use of protective clothing, air filtration and negative air pressure within the laboratory and the manufacturing facilities, use of an autoclave to neutralize genetic material, and other precautions. We are required to submit applications for our research projects involving genetic modification to the Commission du Génie Génétique.

        We generate, use and dispose of hazardous material and wastes, including various chemicals and radioactive compounds, in our research and development activities. We cannot eliminate the risk of environmental contamination or injury from these materials.

Organization Structure

        We are part of the bioMERIEUX PIERRE FABRE group. bioMERIEUX PIERRE FABRE, incorporated in Lyon, France, holds directly, and indirectly through its subsidiary TSGH, 70.3% of our outstanding shares. The bioMERIEUX PIERRE FABRE group has declared that it is considering a transaction which would change the structure of the group. See "Item 3. KEY INFORMATION—Risk Factors—Our Chairman indirectly controls Transgene."

        TRANSGENE, Inc., our wholly owned U.S. subsidiary, is based in Rockland, Massachusetts, and monitors our clinical development in the United States.

Property, Plants and Equipment

        Our corporate headquarters and laboratories are in Strasbourg, France, where we occupy a facility consisting of approximately 8,000 square meters containing state-of-the-art research laboratories and offices housing management, administration, and European medical and regulatory affairs. Our premises, extensively remodeled in 1997, are occupied under a lease, that may be renewed every nine years. Although our lease expired on November 30, 2001, we are presently occupying the premises under a tacit renewal pending the formal renewal of the lease to which we are fully entitled under French law.

        The construction of our production facility, situated in Illkirch, France, a suburb of Strasbourg, was completed in late 1994. This 3,000 square meter, multipurpose facility was designed to comply with U.S. and European Good Manufacturing Practices for the manufacture of clinical products and to conform with BL3 physical confinement regulations for genetically manipulated organisms. This facility was constructed under a capital lease expiring on June 30, 2011 and we have an option to purchase the facility for a nominal price of € 0.15 upon expiration of the lease. Starting in 2000, we undertook a major modification project at the facility in order to enable us to manufacture commercial quantities of our potential products. We expect this project to be completed in the fourth quarter of 2002.

        We incurred capital expenditures of € 1.6 million in 2001 and expect to incur similar capital expenditures in 2002, all of which have been or will be paid out of our cash reserves.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Special Note Regarding Forward-Looking Statements

        This Annual Report contains forward-looking statements. The forward-looking statements are principally contained in the sections called "Item 3. KEY INFORMATION—Risk Factors", "Item 4. INFORMATION ON THE COMPANY" and this Item 5. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

  •
  technological advances and the progress of our product development programs;

  •
  developments with respect to clinical development of product candidates, clinical trials and the regulatory approval process;

  •
  our expectations regarding the various products we are developing, including our ability to commercialize and manufacture those products;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  changes in, and measures required for compliance with, governmental regulations;

  •
  our ability to obtain and enforce effective patents;

  •
  our business abilities and the performance of our personnel;

  •
  availability of qualified personnel; and

  •
  our ability to obtain rights to technology and to establish advantageous commercial relationships with appropriate strategic partners.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the section called "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. You should read this Annual Report and the documents that we incorporate by reference in this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

Operating and Financial Review

        Following our strategic shift in 1992, we have incurred losses since 1993, and we anticipate that we will continue to incur losses for the next several years due to the expenses of ongoing and expanding research and development programs and the cost of preclinical and clinical trials. On December 31, 2001, our accumulated deficit was € 123.0 million, including a non-recurring expense of € 24.7 million for the acquisition of licenses and research and development in progress with Human Genome Sciences, Inc. in 1998. We have not generated revenues from the sale of gene therapy products and we do not expect to receive revenues from such sales, if any, for at least several years. For the past several years, a significant source of our revenue has consisted of payments from pharmaceutical companies and other collaborative partners, governmental and non-governmental grants and investment income.

Results of Operations

Year ended December 31, 2001 Compared to Year ended December 31, 2000

        Revenues from contract research and licensing agreements decreased 71% to € 0.7 million in 2001 from € 2.3 million in 2000. This decrease was primarily due to the receipt in 2000 of a non-recurring milestone payment of $1.0 million from Schering- Plough under our research and license agreement plus the receipt in 2000 from a licensee of a royalty payment on sales of a veterinary vaccine in the amount of € 0.9 million for sales during several preceding years in the United States. In 2001, royalty payments from this licensee were only € 0.4 million. Our other revenues were derived from various research and licensing agreements.

        Grants received for research and development decreased 76% to € 0.6 million in 2001 from € 2.5 million in 2000. This decrease was primarily attributable to the terms of our agreement with the Association Française contre les Myopathies (AFM), a private not-for-profit association founded to combat muscular dystrophy and other neuromuscular diseases, under which grant payments can be converted at the AFM's election into shares of our capital stock. The AFM converted a grant of € 0.6 million into 182,939 shares of our capital stock in 2001. We also received an additional grant from the AFM amounting to € 0.6 million in 2001 compared to € 2.0 million in 2000. The reduction in grants received from the AFM was also due in part to the fact that our agreement with the AFM expired on June 30, 2001 and we have not received any grants from the AFM since that date. We expect that our agreement with the AFM will be renewed in 2002 for an additional three-year period, retroactive to

July 1, 2001. The decrease in grants received was also attributable to the fact that our agreement with the Association Française de Lutte contre la Mucoviscidose (AFLM), a private not-for-profit association founded to combat cystic fibrosis, expired and we did not receive any grant from the AFLM in 2001 compared to a grant of € 0.3 million in 2000.

        Research and development expenses decreased 6% to € 21.1 million in 2001 from € 22.5 million in 2000. This decrease was principally due to cost control measures we implemented as well as our decision to terminate our cardiovascular program, offset by the increased costs we incurred in connection with the preparation and initiation of our Phase I and Phase II clinical trials.

        General and administrative expenses decreased 58% to € 2.9 million in 2001 from € 6.9 million in 2000. This decrease was primarily attributable to cost control measures we implemented in 2001 as well as to costs incurred in 2000 in connection with the preparation of a proposed public offering that was subsequently postponed and subsequent expenses incurred in exploring financial alternatives. We recorded a non-recurring expense of € 1.6 million in 2001 to cover all costs of our restructuring. Costs relating to our 2001 public offering totaled € 2.5 million and are recorded as a reduction to additional paid-in capital.

        Interest income increased 39% to € 2.5 million in 2001 from € 1.8 million in 2000. This increase was primarily due to an increase in available cash and cash equivalents in 2001 following our public offering in May 2001. Cash and cash equivalents were invested only in investment grade securities with maturities of no more than three months at December 31, 2001. Our interest expense was unchanged at € 0.1 million for both 2001 and 2000. Foreign currency loss of € 0.1 million in 2001 was principally attributable to the impact of the euro to U.S. dollar exchange rate.

        As of December 31, 2001, the significant components of our deferred tax assets included French net operating loss carryforwards of € 102.8 million, French capitalized and unamortized research and development costs of € 14.7 million and French licenses and research and development in progress capitalized and unamortized of € 6.0 million. Out of € 102.8 million French net operating loss carryforwards, € 68.2 million has no expiration date and € 34.6 million will expire, if not used, in years 2003 through 2007.

        Under current French tax policy, the research-related income tax credit in a given year can be carried forward and, if it is not used to offset taxes payable, is recoverable in cash from the French government in the fourth year following its generation. Research-related income tax credit amounted to € 0.1 million in 2001 compared to € 0.3 million in 2000. As of December 31, 2001, we had a research-related income tax credit receivable of € 3.2 million, of which € 2.0 million, € 0.9 million, € 0.3 million and € 0.1 million would be recoverable in 2002, 2003, 2004 and 2005, respectively. As anticipated, during the first quarter of 2001, we received € 1.8 million of French research-related tax credit which originated in 1997. In the past three years, we received a total of € 3.9 million of such tax credits. French tax policy may not continue to provide us tax credits for our research and development programs and loss of such credits could increase our net losses.

        As a result of the foregoing, our net loss decreased to € 21.9 million in 2001 from € 22.5 million in 2000. This decrease in our net loss was primarily attributable to the cost control measures we implemented in 2001.

Year ended December 31, 2000 Compared to Year ended December 31, 1999

        Revenues from contract research and licensing agreements increased to € 2.3 million in 2000 from € 0.6 million in 1999. This was primarily due to the receipt of a non-recurring milestone payment of $1.0 million from Schering-Plough under our research and license agreement and to the receipt from a licensee of a royalty payment on sales of a veterinary vaccine in the amount of € 1.0 million, €

 0.1 million of which were royalties for sales during 2000 in the United States and Europe and € 0.9 million of which were royalties for sales during several preceding years in the United States.

        Grants received for research and development decreased 32% to € 2.5 million in 2000 from € 3.7 million in 1999. This decrease was primarily attributable to the terms of our agreement with the AFM under which grant payments are decreasing over time and the conditionally repayable loan balance is increasing. We received grants amounting to € 2.0 million from the AFM in 2000 compared to € 3.0 million in 1999. We received a grant of € 0.3 million in each of 2000 and 1999 pursuant to our then-existing agreement with the AFLM.

        Research and development expenses increased 3% to € 22.5 million in 2000 from € 21.8 million in 1999. This increase was principally due to the acceleration of our research costs, particularly those incurred in connection with our cardiovascular program, and to the costs associated with the preparation and initiation of our Phase I and Phase II clinical trials.

        General and administrative expenses increased 60% to € 6.9 million in 2000 from € 4.3 million in 1999. This increase was primarily attributable to costs incurred in connection with the preparation of a proposed public offering in early 2000 that was subsequently postponed and subsequent expenses incurred in exploring financial alternatives.

        Interest income remained stable at € 1.8 million in both 2000 and 1999. This was primarily due to a decrease in available cash and cash equivalents in 2000 combined with an increase in interest rates. Cash and cash equivalents were invested only in investment grade securities with maturities of no more than three months at December 31, 2000. Our interest expense was unchanged at € 0.1 million in both 2000 and 1999. Foreign currency gains of € 0.2 million in 2000 were principally attributable to the impact of the euro to U.S. dollar exchange rate in the dollar-denominated bank current accounts designed to cover our commitments in U.S. dollars and receivables received in U.S. dollars.

        As of December 31, 2000, the significant components of our deferred tax assets included French net operating loss carryforwards of € 79.5 million, French capitalized and unamortized research and development costs of € 15.2 million and French licenses and research and development in progress capitalized and unamortized of € 10.8 million. Out of € 79.5 million French net operating loss carryforwards, € 53.2 million has no expiration date and € 26.3 million will expire, if not used, in years 2002 through 2006.

        Research-related income tax credit amounted to € 0.3 million in 2000 compared to € 0.9 million in 1999. As of December 31, 2000, we had a research-related income tax credit receivable of € 5.0 million, of which € 1.8 million, € 2.0 million, € 0.9 million and € 0.3 million would be recoverable in 2001, 2002, 2003 and 2004, respectively. As anticipated, during the first quarter of 2000, we received € 1.3 million of French research-related tax credit which originated in 1996.

        As a result of the foregoing, our net loss increased to € 22.5 million in 2000 from € 18.2 million in 1999. This increase in our net loss was primarily attributable to the increase in operating expenses.

Liquidity and Capital Resources

        From 1992, when we repositioned ourselves as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products, through December 31, 2001, we have financed our operations primarily through the sale of equity securities, which have provided gross proceeds of € 193.6 million, including gross proceeds of € 63.1 million from our public offering in 2001. We have also financed these operations through € 23.0 million in grants from non-governmental organizations, including the AFM and the AFLM; € 9.1 million ($10.25 million) in payments under our agreement with Schering-Plough; € 7.2 million in government grants; € 3.5 million in capital lease obligations; € 3.0 million in a conditionally repayable, interest-free loan from the AFM (the AFM Loan); and € 1.1 million in a bank loan. Unless Schering-Plough exercises its rights under the agreement to one or more new genes, we do not expect to receive any additional revenue under our agreement with Schering-Plough as we understand that Schering-Plough is no longer actively researching the p53 gene for which Schering-Plough exercised its option to use our technology. The agreement with Schering-Plough will expire by its terms in February 2003, unless amended by Schering-Plough and us.

        As of December 31, 2001, our long-term debt, consisting of a capital lease obligation and a bank loan (including current portion), but excluding the loan from the AFM, which is repayable only under specific conditions stated in our agreement with them, amounted to € 2.8 million compared to € 3.2 million at December 31, 2000. As of December 31, 2001, our cash and cash equivalents balance was € 71.8 million. We invest our cash in short-term (maturities of not greater than three months), interest-bearing, investment-grade securities or guaranteed obligations of the United States, France or other European countries or their agencies.

        As of December 31, 2001, our principal uses of cash were funding research and development expenses (including expenses incurred in connection with the progress of our product candidates through clinical trials, the initiation of additional clinical trials for our product candidates, and acquisition of licenses and research and development in progress at Human Genome Sciences, Inc.), investment in our clinical manufacturing plant, investment in equipment and working capital requirements.

        Our capital expenditures for property, plant and equipment in 2001 amounted to € 1.6 million. We expect capital expenditures for 2002 to remain approximately at this level, which includes amounts necessary to complete the expansion of the manufacturing facility begun in 2000 to support Phase II and III clinical trials and expected early commercialization of our first products.

        We believe that our existing financial resources will be sufficient to meet our financial requirements through early 2005.

Research and Development

        Our research and development activities involve the use of our proprietary vector technology to create a broad portfolio of potential products to treat cancer and muscular dystrophy. We are currently developing four products for the treatment of cancer. Two product candidates entered Phase II clinical trials for six different clinical indications in the fourth quarter of 2001 and the first quarter of 2002, and two product candidates entered Phase I clinical trials for two different clinical indications in 2001 and the first quarter of 2002. These product candidates include two cancer vaccines and two immune enhancement product candidates to treat a variety of cancer indications. In addition to our product candidates currently in clinical trials, we are investigating gene therapy applications in preclinical research for other cancer indications, as well as for muscular dystrophy.

        Research and development expenditures amounted to € 21.1 million in 2001, € 22.5 million in 2000 and € 21.8 million in 1999. In the next several years, we intend to continue to invest substantial amounts in our research and development activities and anticipate a significant increase in our research and development expenditures.

Critical accounting policies

        Our accounting policies are described in Note 1 to our financial statements. Due to the nature and stage of development of our business, none of these policies requires management to make difficult, subjective or complex judgments or estimates. Accordingly, we do not believe that any of these policies constitutes a critical accounting policy.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

  Board Practices

        In accordance with French law governing a société anonyme, our affairs are managed by a board of directors and by a chairman of the board, who has full authority to act in the name of the company, subject to the prior authorization of the board of directors for certain decisions. In addition, as further described below, in accordance with French law and our statuts (or charter and by-laws), the board of directors has appointed a chief executive officer (Directeur Général Délégué) who, under the chairman's responsibility, has full authority to manage our affairs.

        Presently, our board of directors consists of ten members. French law provides that there must be at least three directors and no more than 24 directors elected by the shareholders. Our statuts provide that the board of directors will consist of between three and 15 members, each of whom is elected for a maximum term of four years. Our statuts also provide that the number of directors' terms expiring each year must be staggered so that all terms do not expire at the same time. Directors need not be French nationals and we do not limit the number of terms that a director may serve.

        The board of directors cannot increase the number of members of the board. Each director must own at least one of our shares. Under French law, a director may be an individual or a corporation, but the chairman must be an individual. Directors are elected by the shareholders and serve until their term expires, or until their earlier resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist on the board of directors may, under certain conditions, be filled by the board of directors, pending the next shareholders' meeting. The board of directors has the power to appoint and remove the chairman at any time.

        In consideration for their services on the board, the directors are entitled to receive directors' fees, the total annual amount of which is fixed by the ordinary shareholders' meeting, but the allocation of which among the directors is determined by the board. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. In the same way, the board may authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the directors in the interests of the company.

        Under French law, the board of directors prepares and presents our year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the board of directors determines the company's economic, financial and technical strategies and ensures those strategies are appropriately implemented.

        Meetings of our board of directors, which are held as often as our interests r require, are normally convened and presided over by the chairman. A quorum consists of one-half of the members of the board of directors and decisions are taken by a vote of the majority of the members present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.

        Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the company's statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

Committees of the Board

  Audit Committee

        The Audit Committee, comprised of Steve Burrill, Michel Dubois and Arnaud Fayet, is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The Audit Committee established by the board of directors is in compliance with generally accepted business practices in France and with the Nasdaq's independent director and audit committee requirements.

  Compensation Committee

        The Compensation Committee, comprised of Arnaud Fayet and Benoît Habert, is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

        The following table provides the names of our directors, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Age	Current Position	Initially Appointed(1)	Term Expires
Alain Mérieux	63	Chairman of the Board of Directors	1991	2003
Margaret Liu, M.D.	45	Vice Chairman of the Board of Directors	2000	2004
Paul Berg	76	Director	1998	2002
BioMERIEUX PIERRE FABRE (represented by François Guinot)	59	Director	1994	2005
G. Steven Burrill (2)	57	Director	1998	2002
Michel Dubois (2)	58	Director	1994	2002
Arnaud Fayet (2) (3)	60	Director	2000	2003
Benoit Habert (3)	37	Director	2000	2005
Jacques-François Martin	58	Director	2000	2003
Christophe Mérieux	35	Director	1994	2002

(1)
Dates specified for directors representing corporations relate to the entity represented.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

        Alain Mérieux has been the Chairman of our board of directors (Président du Conseil d'Administration) since 1991. Through direct and indirect ownership interests, he holds a controlling interest in Transgene. Mr. Mérieux is also the Chairman of bioMERIEUX PIERRE FABRE and bioMérieux, a world leader in biological diagnostics. Mr. Mérieux is the grandson of Marcel Mérieux, a research associate of Louis Pasteur who founded Institut Mérieux in 1897 to develop vaccines, and is the father of Christophe Mérieux. Under Mr. Mérieux's leadership as President and Chief Executive Officer since 1968, Institut Mérieux with its operating subsidiary Pasteur Mérieux, became a world leader in the field of preventive medicine. Mr. Mérieux is also a director of Compagnie Générale d'Industrie et de Participations S.A., Eurazeo, Société de la Rue Impériale de Lyon, Compagnie Plastic Omnium SA, Lazard LLC, Akzo Nobel. He holds a doctorate in Pharmacy.

        Margaret Liu, M.D. was appointed Vice-Chairman and member of our board of directors in November 2000. In this capacity, she focuses her attention more particularly on our scientific policy and is supervising our scientific activities until we appoint a new chief scientific officer. She is a consultant in Vaccinology at the Bill & Melinda Gates Foundation. She was previously Vice-President of Vaccines Research & Gene Therapy at Chiron Corporation and a former Senior Director, Virus & Cell Biology, of Merck & Co. Dr. Liu has also been on the Faculty of Harvard Medical School and a Visiting Scientist at the Massachusetts Institute of Technology (USA). She is also a member of the board of directors of the American Society of Gene Therapy.

        Paul Berg is Cahill Professor Emeritus in Cancer Research in the Department of Biochemistry at Stanford University and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine. In 1980, Dr. Berg received the Albert Lasker Medical Research Award and the Nobel Prize in Chemistry. In addition to being a member of several scientific boards and academic institutions, Professor Berg is a director of Affymetrix, Inc. and Gilead Science and is a member of the scientific advisory boards of DNAX Research Institute of Molecular and Cellular Biology Inc. and of Burrill and Company. Dr. Berg's term expires at this year's annual general shareholder's meeting. Dr. Berg will remain a scientific advisor to Transgene.

        BioMERIEUX PIERRE FABRE is a holding company resulting from the merger of bioMérieux and Pierre Fabre with interests in Transgene, bioMérieux and Pierre Fabre. bioMERIEUX PIERRE FABRE is represented on our board of directors by François Guinot, its Chief Executive Officer since 1997. Mr. Guinot had served as Executive Vice President of the Rhône-Poulenc Health Sector, from 1982 to 1990, and as President of Rhône-Poulenc Chemical Sector from 1990 to 1996, and as Chief Executive Officer at bioMERIEUX ALLIANCE, from 1997 to 2000. He is a graduate of the Ecole Nationale Supérieure de Chimie de Montpellier and holds doctorates in Physical Sciences and Economy.

        G. Steven Burrill is Chief Executive Officer of Burrill & Company, a San Francisco based life sciences merchant bank. Mr. Burrill currently also serves on the boards of directors of AgraQuest, Crosscart, DepoMed, MetriGenix, Sulis Pharmaceuticals, Targacept, Third Wave Technologies, and ValiGen. He is Chairman of the boards of AniGenics and Paradigm Genetics. Prior to founding Burrill & Company in 1994, he spent 28 years with Ernst & Young. Mr. Burrill is a founder of the Foundation for the National Medals of Science and Technology and currently serves on its board of directors. He also serves on the boards of directors of the Bay Area Bioscience Center, the Bay Area Science Infrastructure Consortium, the California Healthcare Institute, the Exploratorium and the Kellogg Center for Biotechnology. He earned his B.B.A. in accounting and finance from the University of Wisconsin.

        Michel Dubois is Managing Director of ANO Consultants & Participations. He was the Chairman of Imedex, a biotechnology company which specializes in value enhancement and concept development for products of biological origin, from 1992 to 2000. From 1983 to 1994, Mr. Dubois was the General Secretary of Institut Mérieux, where he was also in charge of mergers and acquisitions. Prior to that, he was a consultant in strategy and management at McKinsey and before that a consultant in international taxation at Arthur Andersen. Mr. Dubois also serves as the Chairman of BIOTEK Partenaires and as a director of Stallergènes, Parteurop and APOVIA. He is a graduate of the Institut d'Etudes Politiques of Paris and holds a law degree from the Faculté de Droit of Paris.

        Arnaud Fayet has been a member of the Executive Committee of the Compagnie Générale d'Industrie et de Participations S.A., or CGIP since 1995. Prior to that time, Mr. Fayet served as Director General, Executive Vice President and member of the Board of Management of CarnaudMetalbox. Mr. Fayet is also a director of bioMérieux, Stallergènes, Valeo and Wheelabrator and a member of Trader.com Supervisory Board. He graduated as an engineer from l'Ecole Centrale de Paris and holds an MSA from Stanford University.

        Benoit Habert is President of Dassault Development, a venture-capital affiliate of Groupe Industriel Marcel Dassault specializing in new technologies. Mr. Habert also serves as director of

Groupe Industriel Marcel Dassault, Chapitre.com and Unimedecine. He holds an L.L.B. degree in Business and Law and an MBA from INSEAD.

        Jacques-François Martin is Chairman of the Global Fund for Children's Vaccines, a member of the Strategic Advisory Committee of the Bill & Melinda Gates Children's Vaccine Program and a member of the Board of the International AIDS Vaccine Initiative (IAVI). In 1992, he created the company Parteurop, after serving as Chief Executive Officer of Institut Mérieux and Pasteur Mérieux, which he joined in 1976.

        Christophe Mérieux    is Vice President, Research and Medical Affairs, of both bioMERIEUX PIERRE FABRE and bioMérieux. Mr. Mérieux is also general partner of Stelhys, a spin-off of bioMérieux, in the field of multiple sclerosis and a director of Europroteome. He graduated from the Faculté de Médecine of Lyon with a special focus on infectious diseases. He is the son of Alain Mérieux.

Management of the Company

        Under French law No. 2001-420 passed on May 15, 2001, the implementation of which will be submitted to the vote of our shareholders at this year's annual and extraordinary shareholders meeting, the company is managed, either by the Chairman or by another individual designated by the board, who has the title of Directeur Général (Chief Executive Officer).

        The board must elect one of the two statutorily required modes of management by a vote of the majority of attending and represented board members. This election may be made in accordance with our statuts, at any time during the one-year period following the amendment of the statuts and, thereafter, may be made only at the election or renewal of the Chairman's or Directeur Général's term, and remain in force until the expiration date of whichever comes first.

        In accordance with the Code de Commerce, if the board decides not to separate the roles of Chairman and Directeur Général, the Chairman, who holds the title of Président-Directeur Général, assumes responsibility for the general management of the company and all legal, regulatory and statutory authority is held by him. Mr. Mérieux, our Chairman, is considered our Président Directeur Général until our statuts are amended at this year's annual and extraordinary shareholder's meeting and our Board selects the Directeur Général in accordance with the new law.

        If the board decides to separate the roles of Chairman and Directeur Général, the Directeur Général is vested, subject to the powers expressly reserved by law to the shareholders and to the board of directors, and within the limits of the company's purpose, with the most extensive powers to act, in all circumstances, in the name of the company, and to represent it in its relations with third parties.

        On the proposal of the Directeur Général, the board can name one or more individuals to assist the Directeur Général, who shall hold the title of Directeur Général Délégué.

        The number of Directeurs Généraux Délégués cannot exceed five. The board of directors has appointed Jean-François Carmier as a Directeur Général Délégué, to serve as our Chief Executive Officer. The Board has also appointed Elisabeth Keppi, who holds the legal status of Pharmacien Responsable (Managing Pharmacist), as a Directeur Général Délégué.

        When the Directeur Général and the Directeur Généraux Délégués are directors of the board, the term of their position as Directeur Général or Directeur Généraux Délégué cannot exceed that of their term as director.

        The compensation of the Chairman of the board of directors, of the Directeur Général and, as the case may be, of the Directeurs Généraux Délégués, is determined by the board of directors.

        Subject to the conditions described in the previous paragraphs, the board can delegate, with the right of substitution, to one or more of its members or to a third party, who may or may not be a shareholder, all special powers of attorney for one or more specified subjects, under conditions it shall define with or without a right of substitution, and to have conducted any and all studies and surveys. The board determines the compensation of any such delegate. If the compensation is granted to a board member, the provisions of the Code de Commerce concerning transactions between the company and a board member apply.

        In accordance with the Code de Commerce, all transactions between the company and a board member, the Chairman or the Directeur Général entered into under normal conditions must be reported by the interested individual to the Chairman. The list and subject matter of these transactions are communicated to the board and the auditors. Each shareholder has the right to obtain a list and the purpose of the transactions.

Senior Management

        The following table provides the names of our executive officers, their current positions with us and the date they first served as our executive officers.

Name	Age	Current Position	Current Position Since
Jean-François Carmier	43	Chief Executive Officer	2002
Laurence Bertaud	32	Director, Human Resources	2000
Paul Bikard	35	Executive Vice President and Chief Financial Officer	2000
Serge Braun	41	Vice President, Research	2001
Ghislaine Gilleron	49	Director of Legal Affairs and Intellectual Property	1993
Remi Gloeckler	48	Vice President, Quality Assurance	2002
Michel Hubert	47	Vice President, Business Development	2001
Elisabeth Keppi	42	Managing Pharmacist	2001
Daniel Malarme	46	Vice President, Pharmaceutical Development	2001
Patrick Squiban	49	Vice President, Medical and Regulatory Affairs	2000

        Jean-François Carmier became our Chief Executive Officer on June 1, 2002. From February 2001 until his appointment as CEO, he was Executive Vice President, Industrial Operations of bioMérieux Pierre Fabre. From 1996 to February 2001, he was our Executive Vice President, Pharmaceutical Development and Pharmacien Responsable (Managing Pharmacist). From 1986 to 1995, Mr. Carmier served in various capacities at PMsv, including Director of an industrial facility. He holds a doctorate in pharmacy and a masters degree in business from the University of Lyon.

        Laurence Bertaud joined Transgene's Human Resources Department in 1995 and became its Director in 2000. Before that she worked in the Human Resources Department of Alcatel. She holds a master's degree in management from the Université Dauphine in Paris and a diploma in Human Resources from the Sorbonne in Paris.

        Paul Bikard has served as our Chief Financial Officer since September 2000. From 1996 to September 2000, Mr. Bikard was an audit manager with Arthur Andersen, responsible for medium-sized to large multinational companies. Prior to that, he was an auditor in France and Central Europe for PricewaterhouseCoopers and has significant working experience in North America. Mr. Bikard is a graduate of the Ecole Supérieure de Commerce de Lyon.

        Serge Braun was appointed Vice President, Research in 2001. He joined Transgene in 1995 as a scientist in the molecular and cellular biology department and from 1996 through 2001, he was the manager of the nonviral vectorology department, one of Transgene's three proprietary technology platforms, and the project leader of the Muscular Dystrophy gene therapy program under Transgene's collaboration with the Association Française contre les Myopathies. Mr. Braun holds a degree in Pharmacy and Pharmacology from the University Louis Pasteur of Strasbourg.

        Ghislaine Gilleron, Director of Legal Affairs and Intellectual Property, has been with Transgene for 17 years. In 1993, Mrs. Gilleron was appointed Director of Legal Affairs and in 2001 was appointed Director of Intellectual Property. Prior to that, she worked in the Legal Department at Electricité de Strasbourg. She is a graduate of the Institut d'Etudes Politiques of Strasbourg.

        Remi Gloeckler was appointed Vice President, Quality Assurance in March 2002. He joined Transgene in 1984 as a molecular biologist and successively worked on many research projects before being appointed Quality Assurance manager in 1992, which he served as until March 2002. As such, he was involved in the conception and design of Transgene's manufacturing facility and in the organization of the quality system as well as the quality control laboratory. Mr. Gloeckler holds a PhD in Sciences from the University of Nancy.

        Michel Hubert joined our Company in November 2001 as Vice President, Business Development. Prior to joining Transgene, Michel Hubert worked for eleven years for Laboratoires Fournier. As Fournier's Executive Director, Business Development & Licensing, he was responsible for creating and managing Fournier's Business Development and Licensing Department. He negotiated licensing agreements, co-marketing agreements for pharmaceutical products and joint venture agreements. Prior to that, he served as a Business Development manager for Rhône-Poulenc Santé (now Aventis). Mr. Hubert is a graduate of the Strasbourg School of Pharmacy.

        Elisabeth Keppi joined us in 1988 as a scientist and has been Pharmacien Responsable (Managing Pharmacist) since February 2001. In addition to her responsability as Pharmacien Responsable, Ms. Keppi is our head of quality control.

        Daniel Malarme has been Vice President, Pharmaceutical Development since February 2001. Previously he was Head of Quality Control Development, a position he held since March 1998. Prior to joining us, Dr. Malarme was a senior scientist of Solvay and, from 1992 until 1998, a senior manager for quality control at SmithKline Beecham Biologicals. He graduated as an Agronomic Engineer from the University of Brussels. He holds a masters degree in Administration and Management from the University of Louvain and a Ph.D. in agronomy from the University of Brussels.

        Patrick Squiban has been our Vice President, Medical and Regulatory Affairs since October 2000, and had previously served as our Director of Medical Affairs, Europe since September 1997. From 1986 to 1997, Dr. Squiban served in various capacities at Novo Nordisk, including that of Medical Director of Novo Nordisk France and that of Vice President, Pharmacology and Medical Affairs of ZymoGenetics, a United States biotech subsidiary of Novo Nordisk. He received his M.D. from the Paris Medical School.

Compensation

        Only our directors who are not our officers or our employees or employees of our shareholders or their affiliates receive compensation for their services as directors. Accordingly, we have paid each of Messrs. Berg and Burrill a fee of approximately € 7,622 for each Board meeting attended up to a maximum of approximately € 34,490 per year, and sold to each of them (at a price of € 0.15) warrants to purchase 7,000 Ordinary Shares at a price of € 21.95 per share.

        The aggregate amount of compensation we paid to all of our executive officers as a group (ten persons, excluding Alain Mérieux, who did not receive any compensation) and our executive officers whose employment with us ceased (three persons) for their services in 2001 was approximately € 1.5 million.

        Other than payments made pursuant to French law, we make no contributions to pensions for our executive officers.

  Stock Option Plans

        Pursuant to resolutions adopted by the shareholders in November 1996, the board of directors has granted to certain salaried employees options to purchase an aggregate of 191,000 shares at an option exercise price of € 11.94 per share. Of these options, options to purchase 167,000 shares have been exercised, options to purchase 6,000 shares have been cancelled and options to purchase 18,000 shares remain unexercised. Of the options to purchase 18,000 shares, all of which are currently exercisable, options to purchase an aggregate of 11,000 shares are held by three of our executive officers. The options are exercisable at any time or from time to time between three and ten years from the date of grant. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us. No further options may be granted under this plan.

        On March 22, 2000, our shareholders' authorized the board of directors to grant senior management and employees of the company and its group options to purchase a maximum of 300,000 shares. This authorization was renewed by the shareholders on February 8, 2001. As of December 31, 2001, no options had been granted under this plan.

        Under French law, directors who are not employees of the Company cannot be granted stock options. Accordingly, two such directors have received warrants to purchase an aggregate of 14,000 shares. See "—Compensation."

Employees

	At Year Ended December 31,
	2001	2000	1999
Total full-time employees	171	197	203
Total research and development personnel	147	172	178

        We have employment contracts with all of our employees. The employment contracts with all of our French employees are subject to the provisions of an employees' collective agreement, largely based on provisions of the Convention Collective des Industries Pharmaceutiques (which applies to all pharmaceutical employees in France). As required by French law, our management holds periodic meetings with representatives of employees. Our management considers its relations with its employees to be good.

Share Ownership

        The following table sets forth certain information regarding beneficial ownership or control of our shares by our directors, senior management and certain key employees as a group as of June 18, 2002.

Identity of Person or Group	Amount Owned		Percentage
Alain Mérieux	7,071,143	(1)	70.3%
Paul Berg	*		*
bioMérieux Pierre Fabre (represented on the board by François Guinot)	7,071,143	(2)	70.3%
G. Steven Burrill	*		*
Michel Dubois	*		*
Arnaud Fayet	*		*
Benoit Habert	*		*
Margaret Liu	*		*
Jacques-François Martin	*		*
Christophe Mérieux	*		*
Directors as a group	7,071,647	(3)	*

*
Indicates less than 1%

(1)
Consists entirely of shares held by bioMERIEUX PIERRE FABRE and its wholly owned subsidiary TSGH, which are jointly controlled by Messrs. Mérieux and Fabre. bioMERIEUX PIERRE FABRE has stated that it intends to reverse the merger completed in 2000 between BIOMERIEUX ALLIANCE SA and PIERRE FABRE SA which created bioMERIEUX PIERRE FABRE. In the contemplated transaction, all our shares presently held by bioMERIEUX PIERRE FABRE would be transferred to a new holding company controlled directly and indirectly by Mr. Mérieux.

(2)
Includes 3,402,000 shares held by TSGH, a wholly owned subsidiary of bioMERIEUX PIERRE FABRE.

(3)
Before any exercise of options and warrants granted (See "Compensation of Directors and Officers").

        We have issued options and warrants to purchase our shares to certain members of our board of directors and our executive officers. The following table sets forth certain information regarding these options and warrants and the underlying shares as of June 18, 2002.

Name	Number of Shares Underlying Options or Warrants Granted	Purchase Price/Share	Exercise Price/Share	Date Expiration
G. Steven Burrill	7,000	€ 0.15	€ 21.95	2003
Paul Berg	7,000	€ 0.15	€ 21.95	2003
Executive officers as a group	11,000	—	€ 11.94	2007 to 2008

        As of December 31, 2001, we had not issued options or warrants to any other members of our board of directors or our executive officers.

        Neither French Law nor the Company's statuts impose any restriction on the right of non-resident or foreign owners to hold or vote their shares or ADSs.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership or control as of May 31, 2002 of anyone known to us to be a beneficial owner of a significant number of our shares, including those that are beneficial owners of more than 5% of our outstanding ordinary shares.

Name and Address	Amount Owned		Percentage of Class
bioMERIEUX PIERRE FABRE(1) Chemin de l'Orme 69280 Marcy l'Étoile	7,071,143	(2)	70.3%
Human Genome Sciences, Inc. 9410 Key West Ave. Rockville, MD 20850-3338	590,311		5.9%

(1)
bioMERIEUX PIERRE FABRE has stated that it intends to reverse the merger completed in 2000 between BIOMERIEUX ALLIANCE SA and PIERRE FABRE SA which created bioMERIEUX PIERRE FABRE. In the contemplated transaction, all our shares presently held by bioMERIEUX PIERRE FABRE would be transferred to a new holding company controlled directly and indirectly by Mr. Mérieux.

(2)
Includes 3,402,000 shares held by TSGH, a wholly owned subsidiary of bioMERIEUX PIERRE FABRE.

  Changes in Ownership

        BioMERIEUX PIERRE FABRE.    As of December 2000, TSGH became a wholly owned subsidiary of the bioMERIEUX PIERRE FABRE group and its share ownership is reflected in bioMERIEUX PIERRE FABRE's ownership. bioMERIEUX PIERRE FABRE purchased 2,366,243 shares in our rights offering in May 2001, increasing the group's ownership percentage from 52.8% to 70.3%.

        Human Genome Sciences, Inc.    In 1998, in connection with the execution of our agreement with HGS, HGS purchased 590,311 of our shares in a private placement concurrent with our initial public offering (which was then equal to 10% of our shares on a fully-diluted basis). Upon completion of our rights offering in May 2001, their ownership percentage decreased to 5.9%.

        All our shareholders have the same voting rights.

Related Party Transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from the bioMERIEUX PIERRE FABRE group at a list prices on a purchase order basis.

        Our subsidiary, TRANSGENE, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMERIEUX PIERRE FABRE. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services.

ITEM 8.    FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements and the notes thereto are set forth in Item 18 hereof. Significant changes that we have made to our business and strategy since December 31, 2000 are described in "Item 4. INFORMATION ON THE COMPANY."

Legal Proceedings

        We are not a party to any material legal proceedings.

Dividend Policy

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

ITEM 9.    THE OFFER AND LISTING

Trading Market

        Our shares trade on the Nouveau Marché of Euronext Paris S.A. under the symbol "TRANGENE" and our ADSs trade on the Nasdaq National Market under the symbol "TRGNY."

        The following table provides the high and low sale prices for our shares on the Nouveau Marché and our ADSs on the Nasdaq National Market for each quarter since our shares and ADSs began trading on March 26, 1998:

	Price Range(1)
	Shares (in €)(3)		ADSs (in $)(2)
	High	Low	High	Low
Year ended December 31, 1998 (trading began March 26, 1998)	54.88	23.17	19.25	9.25
Year ended December 31, 1999	47.80	21.04	17.50	7.13
Year ended December 31, 2000	109.70	23.73	39.94	6.77
First Quarter	109.70	29.80	39.94	10.13
Second Quarter	77.00	51.00	23.88	16.38
Third Quarter	64.00	41.00	18.59	11.63
Fourth Quarter	46.00	23.73	13.25	6.77
Year ended December 31, 2001	39.00	4.65	12.00	1.00
First Quarter	39.00	8.50	12.00	2.75
Second Quarter	18.50	8.50	5.35	2.51
Third Quarter	9.43	4.65	2.85	1.00
Fourth Quarter	7.93	5.80	2.44	1.60
Year ending December 31, 2002	10.02	5.80	2.85	1.60
First Quarter	10.02	7.01	2.85	2.00
Second Quarter (through June 20)	9.43	5.80	2.71	1.60
Most recent six months
December 2001	7.93	6.29	2.25	1.74
January 2002	10.02	7.01	2.79	2.00
February 2002	8.61	7.40	2.64	2.05
March 2002	9.49	8.28	2.85	2.28
April 2002	9.43	7.83	2.65	1.88
May 2002	8.42	5.97	2.71	1.80
June 2002 (through June 20)	6.58	5.80	2.40	1.60

(1)
Share price data from the Euronext Paris S.A. ADS price data from IDD Information Services.

(2)
Share prices for the year ended December 31, 1998 relate to periods prior to the adoption of the euro by France on January 1, 1999. For presentation purposes, euro amounts have been translated from French francs at the legal rate of conversion of € 1.00 = FF 6.55957.

(3)
One ADS represents one-third of one share.

        Our shares are held by 48 record holders and our ADSs are held by six record holders. An unknown portion of our shares and all of our ADSs are held in the United States.

Trading in Our Own Shares

        Under French law, a company may not issue shares to itself, nor may it purchase its own shares without stockholder authorization. We are not currently authorized to purchase our own shares, but will submit a resolution requesting such authorization from our shareholders at our annual general meeting of June 25, 2002. The authorization we are requesting would allow us to buy a maximum number of shares equal to 10% of our outstanding shares, at a maximum purchase price of € 64 per share. If the authorization is approved, we would be allowed to use the shares for broad purposes, including regularization of the share market price and use as payment or in exchange transactions for acquisitions, and could generally hold, exchange sell or otherwise transfer the shares. We would not be authorized to sell the shares acquired at a price below € 4 per share.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        See the description of our Statuts in Item 6. hereof.

Exchange Controls

Ownership of Shares or ADSs by Non-French Persons

        Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company.

Exchange Controls

        There are no limitations on the amount of payments that may be remitted by a French company to non-residents. However, all payments or transfers of funds made by a French resident to a non-resident must be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Taxation

French Taxation

        The following is a general summary of the principal French tax consequences of owning and disposing of the shares of our company. This summary may be relevant to you only if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

        This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

        If you are considering buying shares of our company, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

Taxation on Sale or Disposal of Shares

        Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our company if both of the following apply to you:

  •
  you are not a French resident for French tax purposes; and

  •
  you have held not more than 25% of our company's dividend rights, known as droits sociaux, at any time during the preceding five years, either directly or indirectly, alone or with relatives.

        If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of our company, even if one or both of the above statements applies to you.

        Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

        If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is € 3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

        In France, companies may pay dividends only out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal.

        According to Finance Bill for 2001, the amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company; or

  •
  25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

        In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  50% of the précompte paid in cash by us for the shareholders entitled to use the avoir fiscal at the rate of 25%; or

  •
  70% of the précompte paid in cash by us for the shareholders entitled to use the avoir fiscal at the rate of 15%.

        As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends put of certain profits (see below, French Taxation—Précompte).

        Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

        French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

        The following countries, French overseas territories, known as Territoires d'Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Cameroon Canada Finland Gabon Germany	Ghana Iceland India Israel Italy Ivory Coast Japan Luxembourg Malaysia Mali	Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway Senegal Singapore	South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom United States Venezuela	French Territoires d'Outre-Mer and Other Mayotte New Caledonia Saint-Pierre et Miquelon Pakistan

        Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  •
  a lower rate of withholding tax, generally 15%; and

  •
  a refund of the avoir fiscal, after deduction of the withholding tax payable on the avoir fiscal.

        Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

        If the treaty arrangements apply to a shareholder, we will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

        German tax residents may, subject to specific rules, obtain from the German authority a tax credit in an amount equal to the aggregate of the amount of the applicable avoir fiscal and the amount of the applicable withholding tax.

        Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte

        A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is equal to 50% of the net dividends before withholding tax.

        A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any précompte we actually pay in cash, net of applicable withholding tax, in two cases:

  •
  if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

  •
  if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Estate and Gift Tax

        France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax

        You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, if both of the following apply to you:

  •
  you are not a French resident for the purpose of French taxation; and

  •
  you own less than 10% of our company's capital stock, either directly or indirectly.

        If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

Taxation of U.S. Investors

        On August 31, 1994, the United States and France signed a tax treaty. The following is a general summary of the principal tax effects on you as a holder of our shares or ADSs for purposes of U.S. federal income tax and French tax, if all of the following five points apply to you:

  •
  you own, directly or indirectly, less than 10% of our company's share capital;

  •
  you are any one of the following:

  –
  a individual citizen or resident of the United States for U.S. federal income tax purposes; or

  –
  a United States domestic corporation; or

  –
  an estate or trust the income of which is subject to U.S. federal income taxation without regard to its source;

  •
  you are entitled to the benefits of the U.S.-France tax treaty under the "Limitations on Benefits" article of that treaty;

  •
  you hold your shares or ADSs of our company as capital assets; and

  •
  your functional currency is the U.S. dollar.

        This summary is based on the Internal Revenue Code of 1986, as amended, the Convention between the United States of America and the French Republic for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, also known as the U.S.-France tax treaty, French law, French and U.S. judicial decisions, administrative pronouncements and existing and proposed U.S. Treasury and French tax authorities' regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect.

        For purposes of the U.S.-France tax treaty and U.S. federal income tax, if you hold ADSs you will be treated as if you held the shares which your ADSs represent.

        Special rules may apply to taxpayers subject to special treatment under the U.S. federal income tax law, such as United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, regulated investment companies, and persons holding their shares or ADSs as part of a straddle, conversion, short sale, hedging or integrated transaction, among others. Those special rules are not discussed in this Annual Report.

        This summary is provided for general information purposes only, and does not constitute and should not be interpreted as legal or tax advice. We have not requested, and will not request, a ruling from the Services Fiscaux or the Internal Revenue Service with regard to the tax consequences of holding or disposing of shares or ADSs.

        U.S. holders should consult their own tax advisers concerning the French and U.S. federal income tax consequences of holding or disposing of our shares or ADSs in light of their particular situations, as well as concerning any consequences arising under the laws of any other tax jurisdictions, including any state, local or other jurisdiction, and any estate or gift tax considerations.

Taxation of Dividends

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company; or

  •
  25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

        In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to (i) 50% of the précompte paid in cash by the Company for the shareholders entitled to use the avoir fiscal at the rate of 25% and (ii) 70% of the précompte paid in cash by the Company for the shareholders entitled to use the avoir fiscal at the rate of 15%.

        Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

        French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

        Additional provisions apply if you are considered an "eligible" U.S. holder of shares or ADSs. You are "eligible" if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

  •
  you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty; or

  •
  you are a U.S. corporation, other than a regulated investment company and you own, directly or indirectly, less than 10% of our share capital; or

  •
  you are a U.S. corporation which is a regulated investment company, provided that you own, directly or indirectly, less than 10% of our share capital and that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

  •
  you are a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as "eligible" under the first or second bullets above.

        If you are an "eligible" U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

  •
  you complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

  •
  if you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

  –
  you are a resident of the United States for purposes of the U.S.-France tax treaty;

  –
  your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

  –
  you own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

  –
  you fulfill all the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and

  –
  you claim the reduced rate of withholding tax and payment of the avoir fiscal.

        If you are not an "eligible" U.S. holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may make a claim to the French tax authorities for a refund of the excess withholding tax.

        If you are an "eligible" U.S. holder, you may also claim the avoir fiscal, by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

        Specific rules apply to the following:

  •
  tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

  •
  various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

        Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as "eligible" U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal.

        They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our company's capital and they satisfy the filing formalities specified in U.S. Internal Revenue Service regulations.

        The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

        Subject to the discussion below relating to our possible status as a PFIC, for U.S. federal income tax purposes, the gross amount of a dividend and any treaty payment made in respect of the avoir fiscal or the précompte (discussed below), including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by you, to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For specific recipients, they will constitute foreign source "financial services" income for foreign tax credit purposes.

        Also for U.S. federal income tax purposes, the amount of any dividend paid in euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euro or French francs on the date the dividend is actually or constructively received by you, based on the Spot Exchange rate on such date, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

        To the extent that any such amounts exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

  •
  first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or ADSs; and

  •
  second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

        French withholding tax imposed on the dividends you receive and on any treaty payment made in respect of the avoir fiscal or the précompte is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations. The IRS has expressed concerns that intermediaries with whom ADSs are deposited may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADRs evidencing the ADSs. Accordingly, your ability to claim a credit for French withholding tax imposed on such amounts could be affected by future actions that may be taken by the IRS.

        The foreign tax credit rules are complex, and U.S. holders are urged to consult with their tax advisors to determine whether and to what extent a credit would be available. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for French withholding tax.

The Précompte

        A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is equal to 50% of the net dividends before withholding tax.

        If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.-France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No., 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

Taxation of Capital Gains

        If you are a resident of the United States for purposes of the U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

        Subject to the discussion below relating to our possible status as a PFIC, in general, for U.S. federal income tax purposes you will recognize gain or loss upon the sale or other taxable disposition of your shares or ADSs in an amount equal to the difference between the amount realized on such disposition and your adjusted tax basis in the shares or ADSs disposed of. This gain or loss generally will be treated as long-term capital gain or loss if you held the shares or ADSs disposed of for more than one year. Capital losses realized on such a disposition will be subject to certain limitations on deductibility. Gain and loss recognized by you on a disposition of your shares or ADSs will generally be treated as income from sources within the U.S. for purposes of the foreign tax credit limitations discussed above, unless such gain or loss is attributable to an office or fixed place of business maintained by you outside the U.S., and certain other conditions are met.

Passive Foreign Investment Company Status

        The Internal Revenue Code contains certain "anti-deferral" provisions applicable to foreign corporations which are treated as "passive foreign investment companies" (PFICs) for U.S. federal income tax purposes. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of such foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made.

        We would be classified as a PFIC for United States federal income tax purposes if for any taxable year either (i) 75% or more of our gross income for the taxable year is passive income or (ii) the average value of our assets during the taxable year which produce passive income or which are held for the production of passive income is at least 50% of the average fair market value of all of our assets for such year. Passive income for this purpose means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and received from an unrelated person and certain dividends, rents and royalties received from a related person), annuities, net gains from the sale or exchange of assets that produce passive income, net gains from commodities transactions, net gains from foreign currency transactions, income equivalent to interest and income from notional principal contracts. For the purpose of the PFIC test, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation.

        An actual determination of PFIC status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Based upon our review of our financial data for 2001, more than 75% of our gross income for 2001 was passive income. Consequently, for the 2001 year we will be treated as a PFIC. Although we will endeavor to enter into additional agreements which would generate operating income for 2002 in an amount sufficient to allow us to pass this passive income test, so that we may not be a PFIC in subsequent years (i) we may not be able to successfully conclude any such agreements and (ii) for any U.S. holders holding our shares or ADSs during 2001 such shares or ADSs will be considered PFIC shares for 2001 and all subsequent years unless such holder makes a qualified electing fund (QEF) or mark-to-market election, as discussed below. Accordingly, with respect to U.S. holders purchasing shares or ADSs after 2001 there is a risk that we will be classified as a PFIC for our 2002 and for future taxable years, and you should evaluate your potential investment in our shares or ADSs accordingly.

        Our classification as a PFIC for any period during a U.S. holder's holding period for the shares or ADSs, absent the holder validly making one of the elections described below, would generally require U.S. holders to treat all "excess distributions" received during such holding period with respect to those shares or ADSs as if those amounts were ordinary income earned ratably over such holding period. Excess distributions for this purpose would include all gain realized on the disposition of those shares or ADSs as well as certain distributions made by us. Amounts treated under this analysis as earned in the year of the disposition or in any year before the first year in which we are a PFIC would be included in the holder's ordinary income for the year of the disposition. Additionally, amounts treated as earned in a year of distribution would be included in the holder's ordinary income for the year of the distribution. All remaining amounts would be subject to tax at the highest ordinary income tax rate that would have been applicable in the year in which such amounts were treated as earned, and interest would be charged on the tax payable with respect to such amounts. In addition, if we are classified as a PFIC, our shares or ADSs acquired from a decedent generally would not receive a "stepped-up" basis but would, instead, have a tax basis equal to the lower of the decedent's basis or the fair market value of those shares or ADSs on the date of the decedent's death.

        The special PFIC tax rules described above will not apply to a U.S. holder if the U.S. holder makes a QEF election to have us treated as a qualified electing fund for the first taxable year in which we are a PFIC and such U.S. holder holds our shares or ADSs and if we provide certain information to the U.S. holder. A U.S. holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain during any years we are a PFIC (at ordinary income and captial gains rates, respectively), regardless of whether or not distributions were received. An electing U.S. holder's basis in the shares or ADSs would be increased by the amounts included in income, and subsequent distributions by us of previously included earnings and profits generally would not be treated as a taxable dividend and would result in a corresponding reduction in basis. A U.S. holder making such a timely election will not be taxed on our undistributed earnings and profits for any year that we are not a PFIC.

        If we do not have earnings and profits in a given taxable year, a U.S. holder who has made such a timely qualified electing fund election would not be required to include any amount in income under these rules. Because of our significant research and other costs, we do not expect that we will have earnings and profits for 2002, although there can be no certainty in this regard. Further, at present we anticipate that in years in which we do have significant earnings and profits we will have sufficient operating revenues and assets to avoid being classified as a PFIC, although we cannot assure you that this will ultimately prove to be true.

        If we determine that we are a PFIC for 2002 or any later taxable period, we will so notify U.S. holders and will provide the information necessary for U.S. holders of our shares or ADSs to make a qualified electing fund election.

        In general, a U.S. holder of a PFIC must make a QEF election by filing an IRS Form 8621 on or before the due date (including extensions) for the filing of such U.S. person's income tax return for the first taxable year to which the election is to apply. In certain circumstances, such U.S. holder may be able to make a retroactive QEF election at a later date. Except for 2% U.S. shareholders (as defined below), a retroactive QEF election may not be available (except with specific IRS permission) unless such U.S. holder has previously preserved its right to make a retroactive QEF election by filing a protective statement signed under penalty of perjury with the IRS for the first taxable year in which such U.S. holder acquired the shares of the non-U.S. corporation and, at the time of such filing, the U.S. holder reasonably believed that the non-U.S. entity for which the filing was being made was not a PFIC for the taxable year. The protective statement must generally contain:

  •
  statements describing the U.S. holder's basis (including application of the 75% income and 50% asset tests and other factors) for its reasonable belief that the non-U.S. corporation was not a PFIC for its taxable year ending with or within the U.S. holder's first taxable year to which the protective statement applies;

  •
  the U.S. holder's agreement extending the periods of limitations on the assessment of the U.S. holder's PFIC related taxes for all taxable years to which the protective statement applies;

  •
  name, address and certain identifying information of the U.S. holder and the non-U.S. corporation with respect to which the protective statement is being filed; and

  •
  information and representation regarding the highest percentage of shares of each class of stock of the non-U.S. corporation held directly or indirectly by the U.S. holder during the U.S. holder's first taxable year to which the protective statement applies.

        In general, filing the protective statement with respect to a taxable year by itself does not obligate a U.S. holder to include its pro rata share of the non-U.S. corporation's earnings into income for such taxable year if the non-U.S. corporation is not a PFIC for such taxable year. Such filing will merely preserve the U.S. holder's ability to make a retroactive QEF election with respect to such taxable year and may, thereby, protect the U.S. person from some of the more severe penalties under the PFIC rules (including an inability to take account of annual losses (if any) and the imposition of a special interest charge on gains in the market value of the shares regardless of whether such gains are attributable to underlying earnings of the company). Any U.S. holder that makes a valid retroactive QEF election with respect to us will be taxable on such U.S. holder's cumulative annual pro rata share of our ordinary earnings and net capital gains (regardless of whether any distributions are received) as if such U.S. holder had made such election on a timely basis (i.e., on a non-retroactive basis), plus an interest charge to eliminate the tax deferral arising from the retroactive election. Accordingly, in light of the uncertainty regarding the application of the PFIC rules to us, U.S. holders (other than 2% U.S. shareholders) may wish to consider making a QEF election or filing a protective statement with respect to us for the first taxable year during which any of our shares or ADSs is acquired. You are advised to consult with your own tax advisors regarding the mechanics and effects of making a QEF election or filing a protective statement with respect to us.

        In general, a U.S. holder that owns less than two percent of the vote and value of each class of stock of a non-U.S. corporation for a taxable year (which we refer to as a 2% shareholder) is not always required to file a protective statement to preserve its ability to make a retroactive QEF election with respect to such taxable year. Such 2% U.S. shareholder may make a retroactive QEF election with respect to a non-U.S. corporation for such taxable year if the non-U.S. corporation has indicated in a public document, as we have, that, with respect to such taxable year, it:

  •
  reasonably believes that it is not or should not constitute a PFIC; or

  •
  in certain circumstances is unable to conclude whether it is a PFIC but reasonably believes that, more likely than note, it ultimately will not be a PFIC.

        Alternatively, Treasury Regulations also provide that, U.S. holders could elect to annually mark-to-market their shares or ADSs (a mark-to-market election), and include as ordinary income the excess of the value of such shares or ADSs over their basis. U.S. holders making such an election would likewise be allowed an ordinary deduction, up to the amount of previously recognized income, for years in which their basis in their shares or ADSs exceeded their value. The adjusted basis of a U.S. holder making a mark-to-market election in its shares or ADSs would be increased (decreased) by the ordinary income (deduction) recognized by such holder under these provisions. Gain (or loss, up to the amount of previously recognized income) recognized on the sale or other disposition of our shares or ADSs by a holder making a mark-to-market election would be treated as ordinary income (loss). A mark-to-market election could generally be made without the need for any information from us and, with certain exceptions applicable to a U.S. holder that makes the election after the first year during a such holder's holding period for which we were a PFIC, would avoid the application of the excess distribution rules described above. Once made, a mark-to-market election generally remains in effect for as long as a holder continues to own shares or ADSs.

        U.S. holders are urged to consult their own tax advisors concerning the application of the PFIC provisions, as well as the advisability and timing of making a qualified electing fund or mark-to-market election for their shares or ADSs on account of our classification as a PFIC for 2001 and our potential classification as a PFIC for 2002 or subsequent years.

French Estate and Gift Taxes

        Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

  •
  you are domiciled in France at the time of making the gift, or at the time of your death; or

  •
  you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

        The French wealth tax does not generally apply to shares or ADSs if the holder is a "resident" of the United States for purposes of the U.S.-France tax treaty.

United States Information Reporting and Backup Withholding

        U.S. information reporting requirements may apply to payments of dividends and proceeds from the sale, exchange or redemption of our shares or our ADSs. In addition, a 31% U.S. backup withholding tax may apply to those amounts if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or certificate of foreign status or other required certification or to report interest and dividends required to be shown on the holder's federal income tax returns. Backup withholding is not an additional tax, and amounts withheld from payments would be treated as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the IRS. Finalized Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. It is possible that U.S. holders of shares or ADSs may be required to supply a new withholding certificate in order to qualify for continued exemption from backup withholding under these regulations when they become effective.

        The above summary is not intended to constitute a complete analysis of all of the French and U.S. federal income tax consequences of the ownership or disposition of shares or ADSs. This discussion is included for general information purposes only and may not apply to a particular investor in light of such investor's personal circumstances.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may obtain those reports and other information from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may read and copy them at prescribed rates at the public reference facilities maintained by the SEC at that address. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference room. In addition, you may also read those reports at the offices of The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. We filed this Annual Report on 20-F electronically with the SEC and it will be available on the SEC's website at http://www.sec.gov. We plan to file all reports in the future electronically and they will be available on the SEC's website. Reports filed prior to this Annual Report on Form 20-F were not filed electronically and are not available on the SEC's website.

        You may also obtain a copy of our filings at no cost by writing us. Any requests should be directed to us at Transgene, 11, rue de Molsheim, 67082 Strasbourg, Cedex, France, Attn: Chief Financial Officer.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our cash investments and long-term debt obligations. We control risks associated with cash investments through centralized monitoring and approval procedures. Cash investments consist of high quality marketable securities. We primarily enter into debt obligations at market rates to support general corporate purposes including capital expenditures and working capital needs. The table below presents principal amounts and related weighted average interest rates by year of maturity for our cash investments and debt obligations.

Value	2002	2003	2004	2005	Thereafter	Total
	euro in thousands
Assets
Cash equivalents
Variable rate (k€)	71,810	—	—	—	—	71,810
Average interest rate (%)	3.63	—	—	—	—
Long-Term Debt
Variable rate (k€)	168	152	152			473
Average interest rate (%)	4.155	4.155	4.155
Short-term debt variable rate (k€)	190	199	330	340	1,668	2,727
Average interest rate (%)	4.60	4.60	4.60	4.60	4.60

Foreign Currency Risk

        Our current bank accounts denominated in dollars and pounds sterling only partially limit our exposure to fluctuations between the euro and the U.S. dollar or the pound sterling. We entered into currency hedging transactions in connection with payments due from collaborative partners outside France in 1998. No such transaction was entered since then, nor was any outstanding at December 31, 2001. We may enter into such transactions on a non-speculative basis in the future to limit our foreign currency exposure.

Impact of Currency Fluctuations

        We publish our consolidated financial statements in euro, which is our primary functional currency. However, a portion of our revenues and expenses are denominated in U.S. dollars and pounds sterling. A strengthening or weakening of the euro against these other currencies could affect our operating results.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

  Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

  Not Applicable.

ITEM 18.    FINANCIAL STATEMENTS.

TRANSGENE CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,
	2001	2001	2000
	US$(1)	€	€
ASSETS
Current assets:
Cash and cash equivalents	63,918	71,810	28,483
Accounts receivable, net (no allowance for doubtful accounts in 2001 and 2000)	451	507	2,372
Inventories, net (no obsolescence provision in 2001 and 2000)	189	212	247
Grants receivable	543	610	1,829
Value-added tax recoverable, net	224	252	22
Current portion of research and development tax credit receivable	1,829	2,055	1,852
Prepaid expenses and other current assets	387	435	553

Total current assets	67,541	75,881	35,358

Property, plant and equipment:
Leased buildings	3,121	3,506	3,506
Leasehold improvements	6,771	7,607	7,413
Laboratory equipment	9,949	11,177	11,256
Vehicle, office and computer equipment	1,088	1,222	1,237
Work in progress	991	1,113	501
Investment grants received	(173)	(194)	(210)

Total property, plant and equipment, at cost	21,746	24,431	23,703
Less accumulated depreciation	(13,600)	(15,279)	(14,514)

Property, plant and equipment, net	8,146	9,152	9,189

Other non-current assets:
Research and development tax credit receivable-long term portion	1,063	1,194	3,172
Intangible assets, net	5	6	16
Other long-term assets	162	182	201

Total other non-current assets	1,230	1,382	3,389

TOTAL ASSETS	76,917	86,415	47,936

(1)
Translated for convenience at € 1.00 = 0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands)

	As of December 31,
	2001	2001	2000
	US$(1)	€	€
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,956	2,197	2,688
Payable to employees	1,932	2,170	3,007
Accrued expenses	1,290	1,450	360
Current portion of long-term debt	149	168	168
Current portion of capital lease obligations	169	190	182

Total current liabilities	5,496	6,175	6,405

Long-term liabilities:
Amounts due to the AFM	2,714	3,049	2,670
Long term debt, net of current portion	271	305	473
Capital lease obligations, net of current portion	2,258	2,537	2,725
Provision for pension benefits	642	721	877

Total long-term liabilities	5,885	6,612	6,745

Shareholders' equity:
Common shares, 10,055,760 and 5,846,491 shares issued, outstanding and authorized at December 31, 2001 and December 31, 2000 respectively (refer to note 11)	20,480	23,009	13,369
Additional paid-in capital	154,001	173,015	122,044
Accumulated deficit	(109,369)	(122,873)	(101,072)
Deferred compensation	403	453	448
Cumulative translation adjustment	21	24	(3)

Total shareholders' equity	65,536	73,628	34,786

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	76,917	86,415	47,936

(1)
Translated for convenience at € 1.00 = 0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2001	2001	2000	1999
	US$(1)	€	€	€
Revenues:
Contract research and licensing revenues	587	660	2,253	647
Grants received for research and development	534	600	2,471	3,678

Total revenues	1,122	1,260	4,724	4,325

Operating expenses:
Research and development expenses	(18,743)	(21,057)	(22,523)	(21,810)
General and administrative expenses	(2,605)	(2,926)	(6,888)	(4,309)
Restructuring expense	(1,424)	(1,600)	—	—

Total operating expenses	(22,772)	(25,583)	(29,411)	(26,119)
Loss from operations	(21,650)	(24,323)	(24,687)	(21,794)

Interest income	2,185	2,455	1,819	1,827
Interest expense	(100)	(112)	(119)	(102)
Foreign exchange gain (loss)	(55)	(62)	220	938
Other income	14	17	21	89

Loss before tax benefit	(19,606)	(22,025)	(22,746)	(19,042)

Income tax benefit	69	78	267	818

Net loss	(19,535)	(21,947)	(22,479)	(18,224)

Loss per ordinary share (refer to Note 11.4)	(2.33)	(2.61)	(3.89)	(3.21)
Weighted average number of ordinary shares outstanding (refer to Notes 1.6 and 11.4)	8,395,117	8,395,117	5,771,570	5,679,842
Loss per American Depositary Share (ADS)	(0.78)	(0.87)	(1.30)	(1.07)
Weighted average number of ADSs outstanding	25,185,351	25,185,351	17,314,710	17,039,526

(1)
Translated for convenience at € 1.00 = $0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Year Ended December 31,
	2001	2001	2000	1999
	US$(1)	€	€	€

Net Loss	(19,535)	(21,947)	(22,479)	(18,224)
Foreign currency translation adjustments, net of nil deferred taxation	24	27	(17)	17
MLA related to employee pension benefits	130	146	(146)	—

Comprehensive Loss	(19,381)	(21,774)	(22,642)	(18,207)

(1)
Translated for convenience at € 1.00 = $0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS EQUITY

(Amounts in thousands of euro, except share data)

	Ordinary Shares
	Shares (refer to note 11)	Amount	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation	Cumulative Translation Adjustment	Total Shareholders' Equity

At December 31, 1998	5,679,491	12,987	120,432	(60,223)	326	(2)	73,520
Exercise of options	8,000	19	77	—	—	—	96
Net loss	—	—	—	(18,224)	(18,224)
Other	—	—	—	—	66	17	83

At December 31, 1999	5,687,491	13,006	120,509	(78,447)	392	15	55,475
Exercise of options	159,000	363	1,535	—	—	—	1,898
Minimum Liability Adjustments	—	—	—	(146)	—	—	(146)
Net loss	—	—	—	(22,479)	—	—	(22,479)
Other	—	—	—	—	56	(18)	37

At December 31, 2000	5,846,491	13,369	122,044	(101,072)	448	(3)	34,786
Public Offering	4,209,269	9,640	50,971	—	—	—	60,611
Minimum Liability Adjustments	—	—	—	146	—	—	146
Net loss	—	—	—	(21,947)	—	—	(21,947)
Other	—	—	—	—	5	27	32

At December 31, 2001	10,055,760	23,009	173,015	(122,873)	453	24	73,628

(in thousands of US$(1))	10,055,760	20,480	154,001	(109,369)	403	21	65,536

(1)
Translated for convenience at € 1.00 = $0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

	2001	2001	2000	1999
	US$(1)	€	€	€
Cash flows from operating activities:
Net loss	(19,535)	(21,947)	(22,479)	(18,224)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,290	1,449	1,493	1,908
Deferred compensation expenses	4	5	55	66
Other non cash items (prepaid charges, deferred revenues, etc)	23	26	216	95
Increase (decrease) in cash from:
Accounts receivable	1,660	1,865	(2,331)	(7)
Inventories	31	35	(82)	12
Grants receivable	1,085	1,219	(1,220)	1,830
Research and development tax credit receivable	1,580	1,775	1,004	397
Value-added tax and prepaid income tax	(205)	(230)	417	(501)
Prepaid expenses and other current assets	105	118	(144)	374
Accounts payable	(437)	(491)	87	65
Payable to employees	403	453	716	101

Net cash flows used in operating activities	(13,996)	(15,723)	(22,268)	(13,884)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,432)	(1,609)	(1,764)	(1,923)
Other acquisitions	(9)	(10)	(84)	(142)

Net cash flows used in investing activities	(1,441)	(1,619)	(1,848)	(2,065)

Cash flows from financing activities:
Proceeds from AFM	337	379	762	382
Repayments of long term debts	(150)	(168)	(168)	(168)
Principal payments on capital lease obligations	(160)	(180)	(113)	(106)
Cash proceeds from issuance of Shares	53,950	60,611	1,898	95

Net cash flows provided by financing activities	53,977	60,642	2,380	204

Effect of exchange rate changes on cash and cash equivalents	24	27	(18)	17

Net increase (decrease) in cash and cash equivalents	38,565	43,327	(21,754)	(15,728)
Cash and cash equivalents, beginning of period	25,353	28,483	50,237	65,965

Cash and cash equivalents, end of period	63,918	71,810	28,483	50,237

Income tax paid	4	4	4	4
Interests paid	(100)	(112)	(119)	(102)
Interests received	3,840	4,314	959	2,044

(1)
Translated for convenience at € 1.00 = $0.8901 the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2001, 2000 and 1999
(Amounts in thousands of euros, except share and per share data)

1.    Nature of business and summary of significant accounting policies

1.1  Nature of business

        Transgene (the "Company") is incorporated as a société anonyme, a form of limited liability company, under the laws of the Republic of France (France). Transgene was organized in 1979 to carry out research contracts in genetic engineering, immunology, virology, molecular and cellular biology and protein chemistry. In 1992, it decided to reposition itself as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products derived from applications of molecular and cellular biology techniques to gene transfer and gene therapy.

1.2  Principles of consolidation

        The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (the "U.S."). Transgene maintains its statutory records on the basis of the accounting principles generally accepted in France. The accompanying consolidated financial statements have been adjusted to conform with accounting principles generally accepted in the U.S.

        The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

        The consolidated financial statements include the accounts of Transgene and its only wholly owned subsidiary in the U.S., Transgene, Inc., which commenced operations in June 1996.

        All intercompany accounts and transactions have been eliminated.

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001 which was US $0.8901 = € 1.00.

1.3  Translation of financial statements of Transgene's subsidiary

        Transgene Inc.'s results are measured in the currency in which that entity primarily conducts its business (its functional currency). The local currency (U.S. dollar) is the functional currency for Transgene Inc. The reporting currency of Transgene is the euro. All assets and liabilities on the balance sheets of Transgene Inc. are translated into euro equivalents at exchange rates as follows: (1) balance sheet accounts at year-end exchange rates and (2) income statement accounts at weighted average exchange rates for the year.

        Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.

1.4  Revenue recognition

Contract research and licensing revenues

        Transgene recognizes nonrefundable revenue derived from contract research on the percentage-of-completion method when there are no set milestones or other technical requirements.

        Nonrefundable revenues derived from contract research when there are stated conditions, milestones or other requirements are recognized once the stated conditions, milestones or other technical requirements have been met.

        Refundable revenues derived from contract research are recognized only when they become nonrefundable and related costs have been incurred.

        The revenue from contract research is derived from projects originated prior to 1992, outside the field of gene therapy.

        Licensing revenues and research funding are derived from projects originated after 1997 within the field of gene therapy and from patent rights obtained since creation of the Company. These include revenues from two collaboration agreements with Schering-Plough signed in 1998 (see note 3).

Grants received for research and development

        Transgene recognizes revenue from nonrefundable grants received from governmental agencies or non-governmental organizations in the period granted when there are no set conditions. When these non-conditional nonrefundable grants are to fund long-term research, however, they are recognized on the percentage-of-completion method. A grant is nonrefundable when, under the terms of the grant, the granting agency or organization cannot request the granted funds to be reimbursed.

        Revenue from conditional grants received are recognized only when all conditions stated in the grant have been met and the related costs have been incurred. Once stated conditions, milestones or other requirements have been met, such grants are nonrefundable.

        Revenues from investment grants are recognized over the useful life of the granted assets.

1.5  Research and development expense and related tax credit

        Research and development (R&D) costs are expensed as incurred. Such expenses form the basis for a tax credit, which is recorded as a current tax benefit in the period in which the expenses are incurred and the credit claimed. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its creation.

        R&D expenses includes payroll costs, costs related to collaboration agreements, costs of clinical studies and depreciation and amortization of R&D related assets.

1.6  Net loss per share

        Net loss per share is computed using the weighted average number of shares.

1.7  Cash and cash equivalents

        Transgene considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

        The carrying amount of cash and cash equivalents, which include short-term monetary instruments, approximated fair value.

1.8  Accounts receivable, net

        Accounts receivables are recorded at their carrying value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible, based on an analysis of the aging schedule. Accounts receivables are written off when the noncollectibility has been determined to be permanent.

1.9  Inventories, net

        Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of raw materials (chemicals) and laboratory supplies. Provision is made for obsolete and slow-moving inventories, when applicable.

1.10 Prepaid expenses and other current assets

        Prepaid expenses and other current assets are valued at cost, and written down to reflect net realizable value, when applicable.

1.11 Property, plant and equipment

        Property, plant and equipment are stated at cost. Depreciation is charged to expense over the expected useful lives of the assets by the straight line method, as follows:

Years of Estimated Useful Life
Leasehold improvements	8 to 20 years
Laboratory equipment	5 years
Vehicle, office and computer equipment	3 to 5 years
Office furniture	10 years

        Assets acquired under capital leases are amortized by the straight line method over the asset life, when there is a bargain purchase option, or over the remaining lease term. Amortization of capital leases is included in depreciation expense.

1.12 Intangible assets, net

        Intangible assets principally include software licenses. Software licenses are amortized on a straight-line basis over a twelve-month period.

1.13 Other long-term assets

        Other long-term assets are exclusively deposits in relation to leased assets. They are valued at cost and written down to reflect net realizable value, when applicable.

1.14 Pension benefits

        Transgene accounts for its commitments with respect to pension benefits according to the Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions" and discloses its commitments according to Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits."

1.15 Income taxes

        Transgene accounts for income taxes according to the Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes".

        The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

        A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

1.16 Stock options

        Transgene elected to account for its employee stock option plan in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and therefore, uses the intrinsic value method to account for options granted to employees for the purchase of common stock. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock. The Company discloses the pro forma effect of accounting for stock options under Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation" which uses the fair value method.

1.17 Segment information

        Transgene applies Statement of Financial Accounting Standard No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company considers its various research and production activities to be integrated components of its single business segment, the discovery, development and marketing of products derived from gene therapy research, therefore, no additional disclosures were required.

1.18 Recently issued accounting pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, Accounting Principles Board No. 16 Opinion (APB No.16), although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141. Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in

Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. As the Company has not entered into business combination transactions, the adoption of SFAS 142 on January 1, 2002 will have no impact on its results of operations, financial position or cash flow.

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. The Company will adopt SFAS 143 on January 1, 2003, however it does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations, its financial position or its cash flows.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively. The Company will adopt SFAS 144 as of January 1, 2002 and has determined that the adoption does not have a material impact on its results of operations, financial position or cash flows.

2.    AFM agreement

        Transgene entered into agreements with the Association Française contre les Myopathies (the "AFM"), a private not-for-profit association founded to fight against neuromuscular diseases. The first agreement was effective as of July 1, 1995, for a three year period, and a second agreement became effective as of October 1, 1998 for a period ending June 30, 2001. Both agreements require Transgene to operate a research program against Duchenne's Muscular Dystrophy (DMD) with funding from the AFM for this program as well as partial funding for the vectorology program. Pursuant to these agreements, the grants received from the AFM are unconditional, apart from an amount of € 3,049 received between 1995 and 2001. This loan is repayable (without interest) only in case of success of the research program against DMD or a program on vectors within the frame of the agreement for which the AFM grants have been used. For the purpose of these agreements, success means product approval. This loan is included in long-term liabilities at its nominal value.

        Transgene received grants amounting to € 610, € 2,039 and € 3,034 in 2001, 2000 and 1999 respectively, and a repayable loan amounting to € 381, € 762 and € 382 in 2001, 2000 and 1999 respectively.

3.    Contract research and licensing revenues

	December 31,
	2001	2000	1999
License fees and research funding	660	2,253	411
Contract research outside the gene therapy field	—	—	236

Total	660	2,253	647

        During the fourth quarter 2000, the Company received notice from a licensee that fees amounting to € 1,026 were due to Transgene relating to past and current years. As anticipated, such fees have not recurred in similar amounts in 2001.

        In 1998, the Company entered into two collaboration agreements with Schering-Plough for the development of gene therapy products, under which Schering-Plough obtained rights of Transgene vectors, under license from the company, for use in Schering-Plough's development, manufacture and marketing of potential gene therapy products. Under this agreement, the Company received in June 2000 a milestone of $1,000 (€ 1,123).

        No additional collaboration agreement generating revenues was signed in 2001.

4.    HGS Agreement

        R&D expenses include the costs related to the collaboration agreement signed in February 1998 with Human Genome Science (HGS). Under the agreement, HGS received in 1998 an initial licensing fee and research funding from Transgene. Additional payments to HGS are dependent upon the number of genes which Transgene licenses and the accomplishment of certain milestones. HGS would also receive royalties on any sales and partnering revenues from any resulting gene therapy products. No payment was made to HGS in 2001, 2000 and 1999.

5.    Cash and cash equivalents

        The cash position of Transgene consists of the following:

	December 31,
	2001	2000
Cash and short-term monetary instruments, at market value	71,810	28,483

Total	71,810	28,483

Net unrealized gains and losses included in short-term monetary instrument	6	1,865

6.    Accounts receivable, net

        Accounts receivable, net consist of the following:

	December 31,
	2001	2000
Aventis	306	1,256
Schering-Plough	0	1,075
Other	201	41

	507	2,372

        No allowance for doubtful accounts were recorded in 2001 and 2000.

7.    Inventories, net

        Inventories, net consist of the following:

	December 31,
	2001	2000
Raw materials (chemicals)	88	122
Laboratory supplies	124	125

	212	247

        No provisions for obsolete and slow-moving inventory were recorded in 2001 and 2000.

8.    Prepaid expenses and other current assets

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2001	2000
Prepaid expenses	254	288
Credit note receivable	66	96
Personnel and social security organizations	53	98
Taxes	9	5
Other current assets	53	66

	435	553

9.    Property, plant and equipment

        A summary of property, plant and equipment follows:

	1999	Increase	Decrease	2000
Leased building	3,506	—	—	3,506
Land, building and building equipment	6,912	502	(1)	7,413
Laboratory equipment	10,937	668	(349)	11,256
Vehicle, office and computer equipment	1,088	209	(60)	1,237
Work in progress	115	678	(298)	501
Net investment grants	(307)	—	97	(210)

Total, at cost	22,251	2,057	(605)	23,703

Accumulated depreciation of leased building	(877)	(167)	—	(1,044)
Accumulated depreciation of building and building equipment	(2,661)	(345)	—	(3,006)
Accumulated depreciation of laboratory equipment	(9,229)	(669)	347	(9,551)
Accumulated depreciation of office and computer equipment	(773)	(197)	57	(913)

Total, accumulated depreciation	(13,540)	(1,378)	404	(14,514)

Total, net	8,711	679	(201)	9,189

	2000	Increase	Decrease	2001
Leased building	3,506	—	—	3,506
Land, building and building equipment	7,413	197	(3)	7,607
Laboratory equipment	11,256	445	(524)	11,177
Vehicle, office and computer equipment	1,237	123	(138)	1,222
Work in progress	501	843	(231)	1,113
Net investment grants	(210)	0	16	(194)

Total, at cost	23,703	1,608	(880)	24,431

Accumulated depreciation of leased building	(1,044)	(168)	—	(1,212)
Accumulated depreciation of building and building equipment	(3,006)	(365)	2	(3,369)
Accumulated depreciation of laboratory equipment	(9,551)	(699)	534	(9,716)
Accumulated depreciation of office and computer equipment	(913)	(197)	128	(982)

Total, accumulated depreciation	(14,514)	(1,429)	664	(15,279)

Total, net	9,189	179	(216)	9,152

        Depreciation expense amounted to € 1,429, € 1,378 and € 1,660 in 2001, 2000 and 1999, respectively.

10.  Intangible assets, net

        Intangible assets, net consist of the following:

	December 31,
	2001	2000
Software licenses, at cost	461	556
Accumulated amortization	(455)	(540)

Total, net	6	16

        Amortization expenses amounted to € 20, € 115 and € 248 in 2001, 2000 and 1999, respectively.

11.  Shareholders' equity

11.1 General

        At December 31, 2001, the issued and outstanding share capital of Transgene consisted of 10,055,760 ordinary shares.

        Transgene was incorporated in 1979 with 1,000,000 ordinary shares, nominal value € 0.15 representing € 152 of capital. Additional shares were issued for cash in subsequent rounds of financing in 1980, 1986, 1989, 1992, 1994, 1998 and 2001, and stock options were exercised in 1999 and 2000, increasing the number of shares outstanding to 10,055,760. In 2001, Transgene issued 4,209,269 shares of common stock at a price of € 15.0 per share for net proceeds of € 60,611.

11.2 Preemptive subscription rights

        Shareholders have preemptive rights to subscribe for additional shares issued by Transgene for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

11.3 Employee stock options and warrants

  Description of plans

        In 1996, the shareholders approved a stock option plan, which authorized the granting of 2,000 stock options to salaried Transgene employees. Each of these options gives the holder the right to purchase one hundred shares for each option held. As of December 31, 2001, 1,910 options (to acquire a total of 191,000 shares) were granted at an exercise price of € 11.94 per share and 90 options can no longer be granted. These options can be exercised during a period starting three years after the grant and expiring ten years after the grant. As of December 31, 2001, a total of 1,670 options have been exercised and 60 options have been cancelled.

        In 1998, the shareholders approved a warrant plan which granted 14,000 stock warrants to Transgene directors. Each of these warrants gives the holder the right to purchase one share at an exercise price of € 21.95 per share. The warrants can be exercised during a period starting immediately after the grant and expiring five years after the grant.

        A summary of the status of Transgene's option plans as of December 31, 2001 and December 31, 2000 with changes during these years then ended is presented in the table and narrative below:

	2001		2000
	Number of Shares	Weighted Average Exercise price per share in €	Number of Shares	Weighted Average Exercise price per share in €
Outstanding at January 1	38,000	15.62	197,000	12.65
Granted	—	—	—	—
Exercised	—	—	159,000	11.94
Canceled or expired	6,000	11.94	—	—
Outstanding at December 31	32,000	16.32	38,000	15.62
Exercisable at end of year	32,000	16.32	36,000	15.83

        180 options under the stock option plan (to acquire a total of 18,000 ordinary shares) which remain outstanding as of December 31, 2001 have an exercise price of € 11.94 per share, are presently exercisable and have an expected remaining option term (until the option is exercised) of two years.

        14,000 warrants under the warrant plan (to acquire a total of 14,000 ordinary shares) outstanding as of December 31, 2001 have an exercise price of € 21.95 per share and an expected remaining option term (until the option is exercised) of approximately one year. All of these warrants are presently exercisable.

        On March 22, 2000, the Shareholders' meeting authorized the Board of Directors to grant senior management, employees of Transgene and its group stock options for a maximum of 300,000 shares.

This authorization was then renewed by the Shareholders' meeting on February 6, 2001. As of December 31, 2001, no option from this plan has been granted.

        In 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the company, up to 48% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares (or converts them to bearer form) before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law, as subsequently modified, applies to all of the company's options granted after January 1, 1997 as well as to options exercised as from January 1, 1997 regardless of the date of grant, except for exemptions for companies registered for less than fifteen years.

        The Company has not recorded a liability for social charges which may be assessed for options outstanding as of December 31, 2001 as the liability, being dependent on future trading values of the company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated.

  Effect of SFAS 123 compared to APB 25

        Transgene accounts for these plans under APB 25, under which compensation cost has been recorded to recognize the difference between the fair value of the stock at grant date and the exercise price. Compensation costs amounted € 5 as of December 31, 2001 and € 55 as of December 31, 2000.

        Had compensation cost for this plan been in accordance with SFAS 123, Transgene's net loss and loss per share would have been:

		2001	2000	1999
Net loss	As Reported	(21,947)	(22,479)	(18,224)
	Pro Forma	(21,948)	(22,546)	(18,838)
Primary loss per share	As Reported	(2.61)	(3.89)	(3.21)
	Pro Forma	(2.61)	(3.91)	(3.32)
Fully diluted loss per share	As Reported	(2.61)	(3.89)	(3.21)
	Pro Forma	(2.61)	(3.91)	(3.32)

        The fair value of each option or warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the last stock options granted, in 1998: risk-free interest rates of 4.42 percent; expected dividend yield of 0 percent; expected lives of 5.0 years; expected stock price volatility of 56.2 percent. The compensation charge for stock options vests over a period of 3 years with a weighted average vesting period of less than 1 year as of December 31, 2001. The compensation charge for warrants vests immediately upon the grant.

11.4 Earnings Per Share

        A reconciliation between preliminary earnings per share before dilution and diluted earnings per share is set forth below. The number of shares and share equivalents used in such calculation is based on the weighted average number outstanding during the year in question.

        When diluted per share loss is a lower loss than primary per share loss, the latter is shown as per share amount.

	For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
As Reported	Income (numerator)	Shares (denominator)	Per Share Amount	Income (numerator)	Shares (denominator)	Per Share Amount
Net loss	(21,947)	—	—	(22,479)	—	—
Primary EPS
Income available to shareholders	(21,947)	8,395,117	(2.61)	(22,479)	5,771,570	(3.89)
Assumed exercise of share options granted	—	36,500	—	—	117,672	—
Diluted EPS
Income available to shareholders after assumed conversions	(21,947)	*	(2.61)	(22,479)	*	(3.89)
				For the Year Ended December 31, 1999
As Reported				Income (numerator)	Shares (denominator)	Per Share Amount
Net loss				(18,224)	—	—
Primary EPS
Income available to shareholders				(18,224)	5,679,842	(3.21)
Assumed exercise of share options granted				—	204,667	—
Diluted EPS
Income available to shareholders after assumed conversions				(18,224)	*	(3.21)

*	The effect of the stock option plans would have been anti-dilutive, therefore, the weighted average number of shares used for the calculation of basic earnings per share was used.

12.  Long-Term Debt

        In 1997, Transgene obtained first from the Crédit Agricole Indosuez Bank debt financing in the form of a € 1,144 bank loan, to be repaid by five yearly installments of € 168 and then two yearly installments of € 152 through March 2004. The loan bears interest at a variable rate based on the "Euribor" plus 0.5%, payable quarterly. Interest expenses amounted to € 26, € 32 and € 29 in 2001, 2000 and 1999, respectively. This loan financed leasehold improvements and is collaterized by a bank guarantee issued by bioMérieux Alliance at no cost to Transgene.

        Total long-term debt and capital lease obligations excluding current portion (see note 16) amount to € 2,842 and € 3,198 at December 31, 2001 and 2000, respectively.

13.  Income taxes

        The income tax benefit in 2001, 2000 and 1999 is due to research and development tax credits earned by Transgene in France and recorded as current tax benefit. There was no current tax expense or benefit in the United States. A reconciliation of income taxes computed at the French statutory rate to the income tax benefit is as follows:

	December 31,
	2001	2000	1999
Net Loss before tax	(22,025)	(22,746)	(19,042)
French statutory rate	35.43%	36.67%	40.00%
Income tax benefit	7,803	8,341	7,617
Research and development tax credit	78	267	818
Operating losses not utilized	(7,803)	(8,341)	(7,617)

Total income tax benefit	78	267	818

        Transgene's deferred tax assets consist of the following:

	December 31,
	2001	2000
Tax loss carryforwards in statutory accounts	102,816	79,513
Capitalized R&D costs unamortized for tax purposes	14,690	15,163
Capitalized R&D in progress purchased	5,971	10,767
Other sources of tax assets	1,349	1,643
Subtotal	124,826	107,086
Enacted tax rate	33.33%	33.33%
Deferred tax-gross	41,609	35,695
Valuation allowances	(41,444)	(35,511)

Net deferred tax asset	165	184

        Company's deferred tax liabilities consist of the following:

	December 31,
	2001	2000
Excess of book over tax basis of fixed assets	165	184

Net deferred tax liabilities	165	184

        As of December 31, 2001, Transgene has French net operating loss carry forwards of approximately € 102,816, of which € 68,248 have no expiration date. The remaining € 34,568 net operating loss carry forwards will expire in the years 2003 through 2007, if not utilized, as follows:

December 31, 2001
Year of expiration
2003	5,265
2004	2,206
2005	6,942
2006	11,022
2007	9,133

Total	34,568

        Transgene also has a research income tax credit receivable of € 3,249 which is recoverable, if not used to offset taxes payable, in the fourth year following its creation. Research and development tax credits are recoverable according to the following schedule:

December 31, 2001
2002	2,055
2003	844
2004	203
2005	147

Total	3,249

        Transgene has no U.S. net operating loss carryforwards.

        Actual yearly tax payments made by Transgene were € 4 in each of 2001, 2000 and 1999.

14.  Employee pension benefits

        Transgene contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. Transgene also contributes to pensions for certain personnel in France by contributions based on salaries to private funds. Transgene has no further liability in connection with these plans.

        French law also requires payment of a lump-sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement.

        The following table sets forth the plan status and the amounts recognized in the financial statements as of December 31, 2001, 2000 and 1999:

	December 31,
	2001	2000	1999
Benefit obligation at beginning of year	1,104	839	646
Service cost	104	92	67
Interest cost	54	45	32
Restructuring	(128)	—	—
Settlement	(59)	59	—
Actuarial loss (gain)	(123)	69	94
Benefits paid	(78)	—	—

Benefits obligation at end of year	874	1,104	839

Unrecognized actuarial loss	(36)	(198)	(139)
Unrecognized actuarial prior service cost	(119)	(178)	(238)
Unrecognized actuarial transition obligation	2	3	4
Minimum Liability Adjustments	—	146	—

Accrued benefit cost	721	877	466

        Net periodic pension costs for 2001, 2000 and 1999 consists of the following components:

	For the Year Ended December 31,
	2001	2000	1999
Service cost:
Benefits carried during the period	104	92	67
Interest cost on projected benefit obligation	54	45	32
Settlement	(59)	59	—
Restructuring	(94)	—	—
Amortization of unrecognized prior service cost	59	60	18
Amortization of actuarial net loss (gain)	5	9	0
Amortization of net transition obligation	(1)	(1)	(1)

Total cost	68	264	116
Service paid	(78)	—	—
Net periodic benefit cost	(10)	264	116

        Assumptions used in the accounting were:

	As of December 31,
	2001	2000	1999
Discount rates	5.0%	5.5%	5.5%
Rates of increase in compensation levels	1.0-3.4%	1.0-3.4%	2.2-3.2%

        Transgene's U.S. subsidiary formed in 1996 employs 4 persons all with few years of service. Periodic expenses and total projected benefit obligations for these employees are not material.

15.  Fair value of financial instruments

        At December 31, 2001 and 2000, the carrying values of financial instruments such as cash and cash equivalents, trade accounts receivable and payable, other accounts receivable and accrued liabilities and the current portions of capital lease obligations were approximately equal to their market values, based on the short-term maturities of these instruments. On December 31, 2001 and 2000, the fair value of the long-term portion of capital lease obligations and of amounts due to the AFM, totaling € 5,586 and € 5,393, respectively, was € 4,167 and € 3,723, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies. SFAS 133 does not impact Transgene.

16.  Lease commitments

        Transgene has leased one building under a capital lease since 1994. Capitalized costs of € 3,506 (including land of € 160) are included in property, plant and equipment, at December 31, 2001 and 2000.

        Rental expense under other capital leases amounted to € 266, € 199 and € 178 and yearly interest amounted to € 85, € 86 and € 72 for the years ended December 31, 2001, 2000 and 1999, respectively.

        The original leases contract provides for a deferred amortization of a part of the capital lease. The reimbursements schedule was renegotiated in 1998.

        Future minimum lease payments under capital lease obligations are as follows:

December 31, 2001
2002	253
2003	256
2004	381
2005	384
2006	449
After 2006	1,314

Total minimum lease payments	3,037
Less amount representing interest	(310)

Present value of net minimum lease payments	2,727
Less current portion	190

Long-term portion	2,537

        Transgene also leases a building under an operating lease. The agreement with respect to such lease was signed in May 1993 and offers an option to be renewed every 9 years. Rental expense is recomputed yearly in relation to changes in French real estate inflation rates.

        As a result and assuming the renewal of the lease under the same terms, future minimum lease payments under this operating lease due for future fiscal years are as follows:

December 31, 2001
2002	709
2003	709
2004	709
2005	709
2006	709

        Rental expense under this operating lease for the years ended December 31, 2001, 2000 and 1999, was approximately € 698, € 717 and € 713, respectively.

        Other operating leases (mainly office and laboratory equipment) were not material.

17.  Restructuring

	For the Year Ended December 31, 2001	Cash Payments	Non-cash Charges	Provision Balance as of December 31, 2001
Restructuring expenses:
Workforce reduction	1,600	(310)	—	1,290

Total	1,600	(310)	—	1,290

        On September 19, 2001, the Company announced a restructuring of its operations in order to reduce its future operating expenses. Consequently, the Company recorded an expense of € 1,600 related to the workforce reduction.

        The workforce reduction charge of approximately €1,600 was determined based on the severance and fringe benefit charges for 29 employees. As of December 31, 2001, 9 employees had been terminated.

        The provision balance as of December 31, 2001 is included in accrued expenses.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Barbier Frinault & Autres
41, rue Ybry
95276 Neuilly-sur-Seine Cedex

The Directors and Shareholders of Transgene

        We have audited the accompanying consolidated balance sheets of Transgene and its subsidiary (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Transgene and its subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

Neuilly sur Seine, France May 24, 2002
BARBIER FRINAULT & AUTRES Ernst & Young Network Pierre Bourgeois

ITEM 19.    EXHIBITS

Exhibit Number	Description
1(1)	Statuts, or by-laws, of the Registrant (English Translation).
2(2)
Form of Deposit Agreement entered into among the Registrant and The Bank of New York, as Depository, and holders from time to time of American Depository Receipts issued thereunder, including the form of American Depository Receipt.
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.

(1)
Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 0-29636) filed with the Securities and Exchange Commission and incorporated herein by reference.

(2)
Previously filed as an exhibit to Amendment No. 4 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 25, 1998 and incorporated herein by reference.

(3)
Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 10, 1998 and incorporated herein by reference.

(4)
Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(5)
Previously filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 24, 1998 and incorporated herein by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSGENE
Dated: June 24, 2002	By:	/s/ JEAN-FRANÇOIS CARMIER Name: Jean-François Carmier Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description	Page
1(1)	Statuts, or by-laws, of the Registrant (English Translation).
2(2)
Form of Deposit Agreement entered into among the Registrant and The Bank of New York, as Depository, and holders from time to time of American Depository Receipts issued thereunder, including the form of American Depository Receipt.
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.

(1)
Previously filed as an exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 0-29636) filed with the Securities and Exchange Commission and incorporated herein by reference.

(2)
Previously filed as an exhibit to Amendment No. 4 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 25, 1998 and incorporated herein by reference.

(3)
Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 10, 1998 and incorporated herein by reference.

(4)
Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(5)
Previously filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 33-8388) filed with the Securities and Exchange Commission on March 24, 1998 and incorporated herein by reference.

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
PART III
  ITEM 17. FINANCIAL STATEMENTS.
TRANSGENE CONSOLIDATED BALANCE SHEETS (Amounts in thousands)
TRANSGENE CONSOLIDATED BALANCE SHEETS (continued) (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except share and per share data)
TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (Amounts in thousands of euro, except share data)
TRANSGENE CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2001, 2000 and 1999 (Amounts in thousands of euros, except share and per share data)
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
  ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT INDEX