Form 20-F
period 2002-12-31
TRANSGENE SA
filed 2003-06-18
CIK 1056910

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12( ) OR ( ) OF THE SECURITIES EXCHANGE ACT OF 1934
—OR—
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15( ) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
—OR—
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15( ) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to

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

        This Annual Report contains forward-looking statements. The forward-looking statements are principally contained in the sections called "Item 3. KEY INFORMATION—Risk Factors", "Item 4. INFORMATION ON THE COMPANY" and Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to technological advances and the progress of our product development programs; developments with respect to clinical development of product candidates, clinical trials and the regulatory approval process; our expectations regarding the various products we are developing, including our ability to commercialize and manufacture those products; our estimates regarding our capital requirements and our needs for additional financing; changes in, and measures required for compliance with, governmental regulations; our ability to obtain and enforce effective patents; our business abilities and the performance of our personnel; availability of qualified personnel; and our ability to obtain rights to technology and to establish advantageous commercial relationships with appropriate strategic partners.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

  Not Applicable.

ITEM 3.    KEY INFORMATION

Selected Historical Financial Data

        You should read the selected historical consolidated financial data below with the audited consolidated financial statements and the notes thereto and the section entitled "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." This information has been extracted or derived from the audited consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, for the years ended December 31, 1998 through December 31, 2002.

	Year Ended December 31,
	2002		2001	2000	1999	1998
	US$(1)	€	€	€	€	€
	(Amounts in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract research and licensing revenues	2,304	2197	660	2,253	647	9,068
Grants received for research and development	9	9	600	2,471	3,678	2,594

Total revenues	2,313	2,206	1,260	4,724	4,325	11,662
Operating expenses:
Research and development	(20,007)	(19,078)	(21,057)	(22,523)	(21,810)	(20,830)
General and administrative	(3,726)	(3,553)	(2,926)	(6,888)	(4,309)	(4,719)
Restructuring expenses	48	46	(1,600)	—	—	—
Acquisition of licenses and R&D in progress			—	—	—	(24,682)

Total operating expenses	(23,685)	(22,585)	(25,583)	(29,411)	(26,119)	(50,232)

Loss from operations	(21,371)	(20,379)	(24,323)	(24,687)	(21,794)	(38,570)
Interest income	2,231	2,127	2,455	1,819	1,827	2,163
Interest expense	(82)	(78)	(112)	(119)	(102)	(130)
Foreign exchange gain (loss)	(55)	(52)	(62)	220	938	(566)
Other income	16	15	17	21	89	107

Gain (loss) before income tax benefit	(19,261)	(18,367)	(22,025)	(22,749)	(19,042)	(36,996)
Income tax benefit (cost)	(41)	(39)	78	267	818	2,010

Net gain (loss)	(19,302)	(18,406)	(21,947)	(22,479)	(18,224)	(34,986)
Gain (loss) per ordinary share (2)	(1.92)	(1.83)	(2.61)	(3.89)	(3.21)	(6.85)
Net loss from operations per share (3)	(2,13)	(2,03)	(2.90)	(4.28)	(3.84)	(7.55)
Weighted average number of shares outstanding	10,055,760	10,055,760	8,395,117	5,771,570	5,679,842	5,109,604
Consolidated Balance Sheet Data:
Cash and cash equivalents	57,145	54,491	71,810	28,483	50,237	65,965
Total assets	70,137	66,880	86,415	47,936	66,888	84,809
Long-term liabilities (4)	6,707	6,396	6,612	6,745	5,920	5,702
Common Stock outstanding	24,130	23,009	23,009	13,369	13,006	12,987
Additional paid-in capital	181,915	173,468	173,468	122,497	120,962	120,885
Accumulated deficit	(148,159)	(141,279)	(122,873)	(100,926)	(78,447)	(60,223)
Total shareholders' equity	57,896	55,207	73,628	34,786	55,475	73,520

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

(2)
Computed on the basis described in Note 11 to the audited consolidated financial statements.

(3)
Computed on the basis described in Note 1.6 to the audited consolidated financial statements.

(4)
Excludes the current portions of long-term debt and of capital lease obligations.

Exchange Rate Information

        We publish our consolidated financial statements in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar could affect the U.S. dollar price of our ADSs on the Nasdaq National Market.

        In this annual report, references to "euro" or "€" are to euro and references to "dollars" or "$" are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in euro. The "noon buying rate" is the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2002 was € 1.00 = $1.0487.

Average Annual Exchange Rate

        The following table sets forth for the periods indicated how many U.S. dollars it would take to buy one euro at the respective exchange rates.

Average Rate(1)(2)
($ per € 1.00)
1998	1.11
1999	1.06
2000	0.92
2001	0.89
2002	0.95

(1)
The yearly averages of the noon buying rates for euro were calculated using the average of the noon buying rates on the last business day of each month during the relevant period.

(2)
The rate for the year ended December 31, 1998 relates to a period prior to the adoption of the euro by France on January 1, 1999. For presentation purposes, euro amounts have been translated from the noon buying rate for French francs for the relevant dates at the legal rate of conversion of € 1.00 = FF 6.55957.

Average Monthly Exchange Rate

        The following table sets forth the high and low exchange rates for the period indicated.

	High	Low
	($ per € 1.00)
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1238	1.0621
May 2003	1.1853	1.1200
June 2003 (through June 4)	1.1744	1.1702

Risk Factors

        The risks identified below could cause our actual results to differ materially from those projected. If any of the risks described below occurs, our business, financial condition or results of operations could be harmed. In this case, the trading price of our shares or ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business

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

        The death in September 1999 of a patient undergoing viral-based gene therapy in a clinical study conducted by another organization at the University of Pennsylvania was widely publicized and public hearings were held by governmental agencies. In response, the FDA now requires submission of monitoring plans for gene therapy clinical trials, and the U.S. Health and Human Services Department

(which oversees the FDA) has developed a group of initiatives to strengthen protections for patients in all clinical trials. In 2002, two young boys who had received an ex vivo gene therapy for their severe immune disease in the course of a clinical trial at the Necker Hospital for Sick Children in Paris, developed a cancer-like disease, which induced the investigators and the regulatory authorities to discontinue the trial. These and other adverse events in the field of gene therapy that may occur in the future could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. Increased scrutiny could delay or increase the costs of our product development efforts or clinical trials.

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

        Concerns have arisen regarding the potential safety and efficacy of gene therapy products using viral delivery systems. These concerns could negatively affect physicians' and health care payers' evaluations of any products we may develop. Physicians and health care payers could conclude that our products or technologies are not safe and effective. Our success is dependent on commercial acceptance of our products. We believe that recommendations by physicians and health care payers will be essential for commercial acceptance of our products. If products developed by us are not commercially accepted by physicians or third-party payers, sales of any such products will be adversely affected.

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

        We have generated operating losses since 1993 after we repositioned ourselves in 1992 as a biotechnology company specializing in gene therapy. As of December 31, 2002, we had an accumulated deficit of approximately € 141.3 million ($148.2 million). We expect to incur substantial additional operating expenses over the next several years as our research, development, preclinical testing and clinical trial activities increase.

        We do not have any gene therapy products that have generated any commercial revenue and our only revenues to date from our gene therapy activities have been from collaboration agreements and grant payments from the Association Française contre les Myopathies, a private not-for-profit association founded to combat neuromuscular diseases. In February 2003, our collaboration agreement with Schering-Plough expired. Accordingly, we do not expect to receive any future revenues or payments under that agreement as Schering-Plough has discontinued its development program for a p53 gene therapy and did not exercise its rights to license new genes.

        Our future profitability will depend on our ability, alone or with collaborative partners, to successfully develop, manufacture and market commercial products. We expect that our only sources of revenue for the foreseeable future will consist of additional payments from collaborative partners, if any, governmental or non-governmental grants, if any, and investment income. We do not expect to generate revenues from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.

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

        We may seek additional funding through collaborative arrangements and public or private financings. We may not be able to obtain financing on acceptable terms or at all. In addition, the terms of any financing may dilute your ownership or adversely affect your rights as a shareholder.

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

        Obtaining and protecting patent and proprietary rights can be expensive. If a competitor files a patent application claiming technology also invented by us or our licensors, we may have to participate in an interference proceeding before the U.S. Patent and Trademark Office to determine the priority of the invention. We, or our licensors, may also need to participate in interference proceedings involving our patent applications or issued patents, or patent applications or patents of our licensors, and patents or patent applications of another entity. Our participation in an interference proceeding would require us to spend significant amounts of time and money to address the claims. Opposition proceedings challenging the validity of our patents in Europe may lead to the limitation or revocation of the challenged patents. Moreover, an unfavorable outcome in either of these proceedings could require us to cease using the technology or to license rights from prevailing third parties. Our business would be harmed if a prevailing third party does not offer us a license or offers us a license only on terms that are not acceptable to us.

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

  •
  Novartis AG initiated an ongoing opposition proceeding in 2001 against our European patent covering a method of preparing a viral vector by intermolecular recombination in a prokaryotic cell. The European Patent Office revoked our patent on January 22, 2003. We intend to appeal that decision. If the revocation decision is not overturned, we will not be able to derive further revenues from licensing our technology covered by the revoked patent. Merck & Co., Inc. is a licensee under that patent and if the revocation decision is not overturned, we may not be able to receive royalties from Merck attributable to that patent.

  •
  Novartis also initiated in 2001 an ongoing opposition proceeding against our European patent covering new complementing cell lines for defective adenovirus vectors.

  •
  Got-A-Gene AB initiated in 2001 an ongoing opposition proceeding against our European patent covering targeted adenovirus vectors.

  •
  Virax Holdings Limited initiated in 2000 an ongoing opposition proceeding in Australia against us involving our Australian patent covering the use of viral vectors encoding immunostimulatory polypeptides.

  •
  MediGene AG and GlaxoSmithKline initiated in 2002 an ongoing opposition proceeding against our European patent covering a pharmaceutical composition for the treatment of tumors using a combination of HPV antigens (this pharmaceutical composition is different from our MVA-HPV-IL2 cancer vaccine candidate).

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

Risks Related to Our Shares and ADSs

Our chairman indirectly controls Transgene.

        Mr. Christophe Mérieux, who succeeded his father Mr. Alain Mérieux as our chairman in October 2002, controls TSGH and Nouvelle bioMérieux Alliance (NBMA, a new company resulting from the reversed merger of bioMérieux PIERRE FABRE in 2002) through their wholly owned company ACCRA. TSGH and NBMA own approximately 70.3% of our outstanding shares. As a result, Mr. Mérieux would have the ability to control all matters requiring approval by our shareholders, including the election of directors, payment of dividends and certain significant corporate transactions. His interests may differ from your interests. This concentration of ownership could affect the liquidity of our shares and ADSs and have an adverse effect on the price of our shares or our ADSs. It may also impair or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over then current market prices for their shares or ADSs.

We were a passive foreign investment company for U.S. tax purposes for the years 2001 and 2002 and we may be a passive foreign investment company for the year 2003 and future years and, as a result, you are subject to special U.S. tax rules.

        Based upon our review of our existing financial data for 2001 and 2002, because we were unable to enter into additional research, collaboration, or other agreements generating operating income in an amount sufficient to prevent us from being treated as a passive foreign investment company (PFIC) for 2001, and because more than 50% of our assets generated passive income in 2002, we were a PFIC for 2001 and 2002. Consequently, for any U.S. holders holding our shares or ADSs during 2001 and 2002, such shares or ADSs were considered PFIC shares or ADSs in 2001, and will be considered PFIC shares or ADSs in 2002 and all subsequent years unless such holder makes a qualified electing fund or mark-to-market election. While our strategy is to enter into research, collaboration and other agreements for future years, we may not be able to successfully conclude any such agreements. For U.S. holders purchasing shares or ADSs after 2002, there is a risk that we will be classified as a PFIC for 2003 and for future years, and you should evaluate any investment in our shares or ADSs accordingly. See "Item 10. ADDITIONAL INFORMATION—Taxation-Taxation of U.S. Investors."

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

        At December 31, 2002, we had issued options to purchase an aggregate of 308,000 shares. We may issue options to purchase up to an additional 10,000 shares. Your percentage ownership will decrease when the options are exercised. Moreover, additional sales of our shares or ADSs by us will decrease your percentage ownership and could cause our share or ADS price to decline.

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

        Our registered office is located 11, rue de Molsheim, 67000 Strasbourg, France, and the telephone number at that location is (33) 3-88-27-91-00.

        Transgene, Inc., our U.S. subsidiary, was incorporated in June 1996 and monitors our clinical trials in the U.S. Its office is located at 800 Hingham Street, Rockland, Massachusetts 02370-1052, and its telephone number at that location is (781) 871-2935.

        Our principal capital expenditures amounted to € 0.9 million, € 1.6 million and € 1.8 million in 2002, 2001 and 2000, respectively. They consist primarily of purchases of laboratory and manufacturing equipment, as well as modifications at our production facility. We expect to incur similar capital expenditures in 2003, all of which will be paid out of our cash reserves as in previous years. We had no material divestitures during the last three financial years and do not expect to have material divestitures in 2003.

Business Overview

        We are a biopharmaceutical company dedicated to the discovery and development of products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present. Our primary focus is the development of gene therapy product candidates for the treatment of cancer. We believe that our competitive advantages over other gene therapy companies include: (1) our portfolio of product candidates for the treatment of cancer; (2) our proprietary vector platforms; (3) our integrated capabilities from research to development; (4) intellectual property that we own or control; and (5) our ability to manufacture clinical and commercial quantities of biopharmaceuticals.

        We are using our proprietary vector technology to develop products for the treatment of cancer and Duchenne's Muscular Dystrophy. We are currently developing five products for the treatment of cancer, four of which are currently in clinical trials.

Therapeutic Strategy	Product Candidate	Clinical Indication	Status	Results

Immunotherapy	Ad-IL2	Melanoma and other solid tumours	Phase I completed in January 2003	Positive

Immunotherapy	Ad-IFNy	Cutaneous lymphoma	Phase I completed in January 2003	Positive

Cancer Vaccine	MVA-Muc1-IL2	Lung cancer	Phase II ongoing	Positive indications from interim results

Cancer Vaccine	MVA-Muc1-IL2	Breast cancer	Phase II ongoing	Insufficient indications from interim results

Cancer Vaccine	MVA-Muc1-IL2	Prostate cancer	Phase II	Ongoing

Cancer Vaccine	MVA-Muc1-IL2	Renal cell carcinoma	Phase II	Ongoing

Cancer Vaccine	MVA-HPV-IL2	Cervical cancer	Phase II	Insufficient indications from interim results

Cancer Vaccine	MVA-HPV-IL2	Vulvar Intraepithelial Neoplasia (VIN 3)	Phase II	Ongoing

Cancer Vaccine	MVA-HPV-IL2	Cervical Intraepithelial Neoplasia (CIN 2-3)	Phase II	Ongoing

Suicide gene	MVA-FCU1	Solid tumors	Preclinical	Ongoing

        We are also developing a product for the treatment of Duchenne's Muscular Dystrophy which is currently in Phase I clinical trials.

Gene Therapy, Gene Transfer for in vivo Production of Therapeutic Proteins

        Gene therapy is a method for the treatment or prevention of disease. Gene therapy involves delivering genes to a patient's cells to provide the cells with the genetic information necessary to produce specific therapeutic products needed to correct or combat disease. Genes are segments of deoxyribonucleic acid (DNA) present in each cell in the body that provide the information that cells use to produce proteins. Each cell in the body has the ability to produce thousands of the different proteins that are essential for cellular structure, function and growth. Protein production begins in the nucleus of the cell when the gene is copied. The process that results in protein production by the cell is called "gene expression." The absence or defective structure of specific genes may change the composition or pattern of proteins expressed by the cell, causing acquired diseases, such as cancer, as well as certain inherited diseases such as muscular dystrophy.

        We believe that in vivo gene transfer will be a safer and more effective solution than traditional treatments. At present, there are two traditional methods of treatment—small molecule drugs and protein-based drugs, each with its own limitations. Traditional treatment by small molecule drugs may be expensive and of unlimited duration as only the patient's symptoms are addressed and the underlying cause of the disease is not treated. Small molecule drug treatment may require multiple daily administrations of the drug with the associated risk that a patient will not comply with the prescribed treatment regimen. In addition, this approach may cause multiple side effects when used over an extended period of time. The second traditional treatment approach is the injection of protein-based drugs. The proteins are produced by genetically modified microorganisms, such as bacteria, which carry the corresponding gene. Unlike small molecule drugs, protein-based injectible drugs target the cause of the disease. However, daily administration is normally required and the treatment may cause adverse systemic side effects. In addition, protein-based drugs are often expensive to manufacture.

        Gene therapy targets the cause of the disease by using genes themselves as the therapeutic agent to permit the patient's own cells to express the needed protein. Because the patient's own cells express the protein, gene therapy may be administered less frequently and should therefore be less expensive than alternative approaches. We believe that the use of gene therapy to produce therapeutic proteins at the site of the disease may be less toxic to the patient than the repeated injection of protein-based drugs. Therapies using gene transfer are currently divided into two approaches:

  •
  cellular therapy, or ex vivo (outside of the body) gene therapy, consists of removing cells from a patient, cultivating these cells in appropriate laboratory conditions and using a vector, most often a retrovirus, to insert the functional gene into the cells and then re-injecting the modified cells to the patient. This method was used in a clinical trial at the Necker Hospital for Sick Children in Paris with infants suffering from severe immune deficiencies. Although most of these children are well, months after their treatment two of them developed severe adverse responses, which led the investigators and the regulatory authorities to put the trial on hold;

  •
  in vivo (inside of the body) gene therapy consists of administering directly to the patient a pharmaceutical composition containing the therapeutic gene and a vector to carry the gene to the target cells of the patient.

        No gene therapy product, to our knowledge, has been approved for commercialization anywhere in the world.

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

        We have product candidates in Phase I and Phase II clinical trials and other product candidates in preclinical research. Our portfolio is comprised of:

  •
  five product candidates for the treatment of cancer, two of which are cancer vaccines and two of which are immunotherapy products:

  –
  two cancer vaccine product candidates in Phase II clinical trials for the treatment of seven different clinical indications (breast cancer, prostate cancer, lung cancer, cervical cancer, cervical displasia, vulvar dysplasia and renal cell carcinoma);

  –
  two immunotherapy product candidates completed Phase I clinical trials for the treatment of various solid tumors, including malignant melanoma and cutaneous lymphoma; and

  –
  one product candidate for the treatment of cancer in preclinical research; and

  •
  one product candidate completed a Phase I clinical trial for the treatment of Duchenne's Muscular Dystrophy.

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

        We believe that the potential benefits of our multiple vector technology platforms include:

  •
  Safety. We have developed new generations of vectors for our principal vector platforms with enhanced safety profiles—adenoviral vectors with reduced risk of generating an uncontrolled replicating virus, attenuated vaccinia virus vectors based on viral strains unable to replicate in human cells, and nonviral vectors incorporating compounds with a favorable toxicity profile and with the potential to avoid rejection by the immune system. We are also developing vectors with the capability to target specific cell types and are enhancing their efficacy and safety;

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

We have integrated competences from research to development.

        We have built a strong scientific expertise over our twenty years of activities in the field of molecular biology. We believe that we have acquired significant know-how in key areas for our development: virology, production of clinical lots according to Good Manufacturing Practices, biological quality control techniques and clinical and regulatory affairs.

We own or control intellectual property.

        We have filed and continue to file patent applications to protect our proprietary vector technologies as well as related processes and other technology. We own over 200 European and United States patents and patent applications.

        In addition to our patented products, processes and technology, we have licensed the rights to use the patented products, processes and technology of others. In addition to our collaboration agreement with Human Genome Sciences, we have entered into collaboration and license agreements with various other companies, as well as academic and governmental institutions.

We are able to manufacture clinical and initial commercial quantities of biopharmaceuticals.

        We operate our own manufacturing facility at Illkirch, France at which we currently manufacture all quantities of our product candidates for use in our clinical trials. This multi-purpose facility was designed to comply with U.S. and European Good Manufacturing Practices and physical confinement regulations for genetically manipulated organisms. In parallel to the development of the manufacturing process, we have developed our own expertise in quality control and quality assurance. We have a dedicated quality control laboratory that will enable us to perform a large part of the in vitro quality control internally, on both intermediate products and on any final products. We have designed our quality assurance program to comply with regulatory requirements regarding the quality and safety of pharmaceutical products for human use. We are completing the upgrade of this facility after which we will be able to manufacture the initial commercial quantities of our products, if any, that are approved for use and sale.

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

        In 2003, our priorities are to:

  •
  complete our on-going Phase II clinical trials;

  •
  increase contacts with pharmaceutical companies with the goal of establishing partnerships that will provide the funding needed to complete the development of our product candidates and commercialize them;

  •
  seize opportunities to extract value from our technological platform (as with our agreement the International Aids Vaccine Iniative (IAVI) for production of pre-clinical vaccine batches and our license agreement with Merck entered into in early 2003; and

  •
  file to obtain orphan drug status for the cutaneous lymphoma indication for Ad-IFNy and accelerate development of this product candidate.

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

        Our approaches to cancer product development are principally aimed at stimulating the body's immune system to induce rejection of tumors. The immune system is the body's natural defense system against foreign molecules, called antigens. Antigens may arise from numerous sources, including infection (by bacteria, viruses, or parasites), organ transplantation or mutations arising in tumors. The body's immune system combats any foreign antigen in two different ways: humoral and cellular. The humoral response generates proteins called antibodies which act against these foreign antigens. The cellular response uses specialized cells called cytoxic T lymphocytes (CTLs) to eliminate the cells that are infected or have become cancerous. The immune system is regulated by a variety of proteins called cytokines. The cytokine interleukin-2 (IL2) gene is responsible for the stimulation of CTLs. The cytokine interferon gamma (IFNy) is responsible for multiple functions, including forcing cells to present antigens on their surface, where they can react with the immune system. Immunotherapy seeks to stimulate the patient's immune response to generate antibodies and CTLs that attack cancer cells.

        We are pursuing two approaches to stimulate the body's immune system against cancer cells: antigen-specific vaccines (cancer vaccines) and immune enhancement therapy (immunotherapy). Cancer vaccines are designed for use in situations in which the tumor antigen has been well identified and in which the same tumor antigen is found in many patients. The gene that generates proteins specific to that antigen is incorporated into our therapeutic vaccine, and it produces both a humoral and cellular immune response against that antigen throughout the body. The vaccine thus produced can be administered subcutaneously in order to provoke a systemic reaction against the foreign antigen.

        Immunotherapy does not require the identification of a specific tumor antigen, but instead relies on the existence of unique tumor antigens in each patient. To apply this approach, the gene for a cytokine such as IL2 or IFNy is transfected directly into a tumor by injection. There the cytokine can stimulate the immune system to react against whatever tumor antigens are present. Although this approach is somewhat more complicated to administer, as it requires solid tumors or metastases accessible to intra-tumoral injection, it has the advantage of not requiring the identification of the specific tumor antigens present in a given patient.

        In addition to our cancer vaccines and immunotherapy products, our research efforts are pursuing several other novel approaches aimed at affecting cancer cells directly.

Our Product Candidates under Development

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

        Our current gene therapy product candidates for the treatment of cancer are described below.

Therapeutic Strategy	Product Candidate	Clinical Indication	Status	Results

Immunotherapy	Ad-IL2	Melanoma and other solid tumours	Phase I completed in January 2003	Positive

Immunotherapy	Ad-IFNy	Cutaneous lymphoma	Phase I completed in January 2003	Positive

Cancer Vaccine	MVA-Muc1-IL2	Lung cancer	Phase II ongoing	Positive indications from interim results

Cancer Vaccine	MVA-Muc1-IL2	Breast cancer	Phase II ongoing	Insufficient indications from interim results

Cancer Vaccine	MVA-Muc1-IL2	Prostate cancer	Phase II	Ongoing

Cancer Vaccine	MVA-Muc1-IL2	Renal cell carcinoma	Phase II	Ongoing

Cancer Vaccine	MVA-HPV-IL2	Cervical cancer	Phase II	Insufficient indications from interim results

Cancer Vaccine	MVA-HPV-IL2	VIN 3	Phase II	Ongoing

Cancer Vaccine	MVA-HPV-IL2	CIN 2-3	Phase II	Ongoing

Suicide gene	MVA-FCU1	Solid tumors	Preclinical	Ongoing

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

  MVA-Muc1-IL2 Vaccine

        Our vaccine candidate uses the MVA virus expressing the Muc1 antigen. The Muc1 antigen is derived from normal glandular mucus and is expressed on a wide range of normal cells in the body. However, in certain cancer cells the Muc1 antigen is expressed abnormally and is not identified by the body's immune system as being harmful. This abnormal Muc1 antigen is expressed on the cancer cells of a majority of patients with breast cancer, prostate cancer, lung cancer and a variety of other cancers. The aim of the specific immunotherapy approach is to help the body's immune system to recognize the cancer cells as a specific target for destruction.

        We license the Muc1 gene from Imperial Cancer Research Technology Limited, the technology transfer arm of the Imperial Cancer Research Fund. This license is a worldwide exclusive license for use of the Muc1 gene in gene therapy applications using viral vectors.

        We are conducting seven Phase II clinical trials in patients with breast cancer, prostate cancer, lung cancer and renal cell carcinoma in Europe and the United States.

  Breast Cancer

        Historical and current statistics indicate that breast cancer was diagnosed in over 180,000 people in the United States during 2000, and was responsible for over 40,000 deaths. We believe the incidence of new cases and the numbers of deaths are similar in Europe. Breast cancer is initially managed through surgery or radiation therapy. In the last thirty years, significant progress has been made in the treatment of this disease based on earlier diagnosis of the cancer by mammography and adjuvant treatment with hormonal therapy and chemotherapy. Nonetheless, despite advances in early diagnosis and improvements in hormonal and chemotherapy treatment, the prognosis remains very poor for patients with widespread breast cancer. Newer approaches, which can prevent the development of widespread cancer or which can treat widespread cancer once it develops, remain a very important objective.

        Our MVA-Muc1-IL2 vaccine is currently evaluated in Phase II clinical trials in women with widespread breast cancer. Interim data reported from the first cohort of patients show some disease stabilizations; however, objective responses observed at this stage were not sufficient to continue with the second stage of this trial.

  Prostate Cancer

        Historical and current statistics indicate that prostate cancer was diagnosed in approximately 180,000 men in the United States during 2000, and was responsible for over 30,000 deaths. The morbidity and mortality from prostate cancer are similar in Europe. As with breast cancer, the management of the newly diagnosed prostate cancer patient relies on either surgery or on radiation therapy. Although the widespread use of a diagnostic blood test for the prostate specific antigen (PSA) has allowed earlier diagnosis in many men, and although hormonal therapy with a variety of agents can temporarily prolong life, the mortality from prostate cancer has continued to increase slightly over the last fifty years. New approaches, with minimal toxicity for this relatively elderly population, are needed.

        We have conducted a Phase I/II clinical trial in 16 men with an elevated PSA but without other evidence of widespread metastatic disease. Preliminary evidence of anti-tumor effect was observed, with the PSA returning to normal levels for over one year in one patient. Based on these results, we initiated a Phase II clinical trial in 2002 using the new version of the MVA-Muc1-IL2 vaccine and are currently recruiting patients with the same kind of disease as the previous trial.

  Lung Cancer

        We initiated a Phase II clinical trial program in the first quarter of 2002 with the new MVA-Muc1-IL2 vaccine in combination with standard chemotherapy in patients with non-small cell lung cancer, which is responsible for about 120,000 deaths per year in the United States. Interim data from the first stage of this trial give a satisfactory rate of positive clinical responses, complete and partial, that led us to continue with the second stage of the trial.

  Renal Cell Carcinoma

        Renal cell carcinoma represents approximately 2% of the cancers and is responsible for a growing number of deaths with an annual increase in the number of deaths between 1.5 and 6%, ranking number six in the mortality rates relating to cancer. Approximately 30% of the patients already have non operable metastases when their cancer is first diagnosed and 20 to 50% of patients with localized tumor develop metastases after their kidney is removed. Renal cell carcinoma doesn't respond to chemotherapy and 15 to 20% of the patients respond to cytokine (IL2 or IFN-y).

        We initiated a Phase II clinical trial in the third quarter of 2002 in patients with renal cell carcinoma expressing the Muc1 antigen. The patients will first receive sub-cutaneous injections of the vaccine alone. Chemotherapy will be added to the MVA-Muc1-IL2 vaccine for the patients whose disease progresses. This design of the clinical trial will enable us to evaluate the vaccine as a monotherapy and in combination with the conventional treatment of this cancer. The clinical trial is expected to be completed at the end of 2003.

  MVA-HPV-IL2 Vaccine

        Our other vaccine candidate uses the MVA virus expressing two HPV antigens found in one specific sub-type of HPV, serotype 16. The HPV infection is spread sexually and has been causally linked to cancer of the cervix and to pre-cancerous changes in the cervix. Cervical cancer is diagnosed in over 130,000 women each year in the United States and Europe and is responsible for about 15,000 deaths annually. Over 90% of women with cervical cancer are infected with HPV and over 60% of these are infected with HPV 16. HPV infections are even more common in underdeveloped countries of Central and South America and elsewhere, and cervical cancer is correspondingly more prevalent in those countries than in the United States and Europe.

        The use of the diagnostic pap smear allows for the diagnosis of cervical cancer at very early stages. If diagnosed early, at the pre-invasive stage of the disease, local surgery is effective in virtually all patients. As the cancer progresses locally and invades more deeply into the cervix and the uterus, more extensive surgery or radiation is required for cancer treatment, and an increasing percentage of women may ultimately develop widespread cancer. Therapy of widespread cervical cancer relies on radiotherapy, used alone or in conjunction with chemotherapy, which may temporarily shrink the cancer tumor but does not cure the cancer. The use of a cancer vaccine could be of value in women at different stages of the disease, not only to treat widespread disease, but also to prevent recurrence after surgery or radiation, or even to prevent the development of cancer in women infected with HPV 16. We initiated three Phase II clinical trials in Europe and Mexico for the treatment of precancerous forms of HPV-induced disease and resistant or recurring cervical cancer.

  Intra-epithelial neoplasia

        We are conducting one of these clinical trial in France, in women suffering from intra-epithelial neoplasia (CIN 2-3), with the aim to evaluate the clinical and biological efficacy of the vaccine as measured by the elimination of CIN lesions after six weeks. The analysis of the data from the first 15 patients shows promising results in terms of clinical and histological responses, as well as HPV clearance. We expect that the final results will be available at the end of 2003.

        We have also initiated another Phase II clinical trial of the MVA-Muc1-IL2 vaccine in patients with vulvar intra-epithelial neoplasia (VIN3). We expect to complete the recruitment of patients for this trial by the end of the year.

  Cervical Cancer

        Our third Phase II clinical trial with MVA-Muc1-IL2 is conducted in Mexico, with patients suffering from resistant cervical cancer or cervical cancer recurring after receiving a radiotherapy. The analysis of data from the first stage of this trial shows a few disease stabilizations; however, these results are not sufficient to pursue the use of the vaccine as a monotherapy in this kind of advanced cancers.

Immunotherapy

        In addition to our cancer vaccines, our approach to cancer therapy also seeks to develop tumor-killing cellular immune responses in various kinds of cancer. Immunotherapy relies on the fact that there are tumor antigens present in all tumors, even though the identity of many of these antigens is not known. Under this approach, a tumor is directly injected with our product that carries the gene for the appropriate cytokine. These cytokines have been chosen because of their known ability to stimulate the body's immune system. The injection causes the tumor cells to be transfected with the appropriate gene and the cytokine is produced locally within the tumor. The local stimulation of the immune system attacks the cancer both at the injected tumor site and at tumor sites elsewhere in the body. Our strategy for immunotherapy uses our improved adenoviral vector and is focused on the interleukin-2 (IL2) and interferon gamma (IFN-y) genes and their production of the corresponding cytokines.

  Ad-IL2

        Our immunotherapy product candidate using the IL2 gene is intended to treat malignant melanoma, sarcoma and other metastatic solid tumors susceptible to treatment using intratumoral injection.

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

        In January 2003, we completed a Phase I clinical trial with our Ad-IL2 product candidate in patients with metastatic melanoma and other types of solid tumors at advanced stages. Data from the trial show persistant expression of the cytokine in the patients' sera, even after repeated injections. The treatment was well tolerated, including at the highest dose, with side effects limited to local reactions at the site of injection and transient fever

  Ad-IFNy

        Interferon gamma (IFNy) is one of the most important cytokines, having multiple effects on the immune system. One of the most important of these effects is its ability to cause cells to express abnormal, or foreign, antigens on the external cell membranes where such antigens can be attacked by the body's immune system. IFN-y, administered systemically as the protein, has been tested in patients with advanced kidney cancer and with malignant melanoma.

        In January 2003, we completed a Phase I clinical trial with our Ad-IFNy product candidate in patients with primary T-cell cutaneous lymphoma (CTCL) and multi-lesional cutaneous lymphoma (CBCL), in three successive cohorts. Clinical responses and stabilizations of disease were observed in most patients. These responses were confirmed by histological analyses. The treatment was well tolerated with only minor local reactions at the site of injection.

        Primary cutaneous lymphomas, including CTCL and CBCL, encompass a range of conditions with malignant proliferation of lymphocytes. They are characterized by their heterogeneity of clinical presentations, prognostic and therapeutic options. Early stage disease has a good chance of successful therapy, however with a poor tolerance to the treatment. In contrast, advanced disease is marked by burdensome, debilitating cancerous lesions, and fatal outcome despite the use of very aggressive treatments.

Our Other Cancer Gene Therapy Approaches Under Development

        In addition to our products under development described above, our research efforts in cancer are focused on other gene therapy approaches that are intended to kill tumor cells or block their growth.

  FCU 1

        Our researchers have designed a novel suicide gene (a gene whose protein product is toxic to the cell under certain circumstances) called FCU1. This novel gene is a fusion of two genes from yeast. FCU1 transforms a non-toxic compound (5-FC) into a highly toxic molecule, 5-FU (a well known molecule already used as cytotoxic agent against cancer, but with severe side effects). A vector carrying the FCU1 gene is injected directly into the tumor leading to the expression of the gene in the tumor cells. 5-FC is then administered orally, causing the tumor cells expressing FCU1 to metabolize 5-FC into 5-FU, resulting in the tumor cells' death. 5-FU thus is produced only locally by the tumor cells and does not generate the side effects observed with 5-FU standard chemotherapy. We have also demonstrated in pre-clinical studies that FCU1 is more effective than the other suicide genes p53 and HSV-tk due to a "bystander effect" (which requires the gene to be transferred to only a fraction of the tumor cells to kill the tumor). The FCU1, coupled with the MVA vector, is currently in pre-clinical studies. Its potential applications are colorectal tumors, their metastases, and glioblastoma.

  New Genes

        Our approach to select new genes of therapeutic interest aims at countering the mechanisms that allow tumors to escape the body's natural immune defenses. We are currently evaluating new cytokines as well as new ways of stimulating the immune system, to generate new immunotherapy product and vaccines candidates, for which we are also seeking to select new tumor specific antigens.

        We evaluate the adequacy of our research programs on a regular basis, taking into account their perfomance as well as the results from clinical research and the medical environment at large. This led us to discontinue our program to identify angiostatic genes (genes responsible for the inhibition of the growth of the new blood vessels that are indispensable to the growth and survival of tumors), as the experimental results from this program were insufficiently convincing.

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

        We completed a Phase I clinical trial with a plasmid-based vector carrying the full-length dystrophin gene at the end of 2002. The purpose of this clinical trial was to determine the safety of the product candidate, its ability to allow dystrophin expression in muscle cells following direct intramuscular injection of the vector and its potential effect on the immune response to the newly expressed dystrophin in patients. Ultimately, the treatment of Duchenne's Muscular Dystrophy will require efficient delivery of the dystrophin gene to skeletal muscles, the diaphragm and the heart. We are designing a new intra-arterial delivery technique with Mirus Corp., one of our collaborators, which has shown efficient plasmid vector-based gene transfer in entire limb muscles in animal models. Our next objective is to develop this technology to treat Duchenne's Muscular Dystrophy patients.

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

        Such a vector must also be safe. Viral vectors must be genetically modified to render them harmless and incapable of replicating in the human body. Although non-viral vector systems have not presented the same safety concerns as viral vectors because of the absence of viral components, synthetic compounds may present different issues of toxicity and efficacy and must therefore be carefully screened before a selection is made for pharmaceutical development.

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

        Non-viral gene delivery systems in the form of naked plasmid DNA or in the form of complexes with synthetic compounds such as lipid carriers can also be used to deliver genes into cells. Since these non-viral vectors do not contain viral proteins, they are not recognized as foreign to the body and are less likely to induce an immune response by the body. Such vectors have therefore the potential for repeat administrations for chronic diseases.

        We have research programs for our three vector platforms that are directed to giving each of them specific features to optimize their performance and safety, by

  •
  retargeting the vectors to the tumor: we have constructed a poxviral vector directed to colorectal tumors and lipoplexes (non viral vectors) with the ability to target pulmonary tumors. We are currently testing retargeted adenoviral vectors and asserting their ability to infect healthy cells;

  •
  directing the insertion of the gene of interest to the most appropriate site of the adenoviral vector's genome;

  •
  seeking to take advantage of synergistic effects by using different vectors in combination, for more efficient vaccination protocols;

  •
  generating viral vectors having the ability to selectively replicate in tumors, to increase the level of therapeutic protein delivered by the gene; and

  •
  evaluating our immunotherapy product and cancer vaccine candidates in combination with conventional treatments of cancer.

Adenoviral Vectors

        Adenoviral vectors are used for in vivo gene delivery primarily because of their ability to transfer genes efficiently into a variety of cell types. We believe that we have successfully addressed the disadvantages associated with earlier generation adenoviral vectors by developing or obtaining rights to new proprietary adenoviral vectors and cell lines for their production. Our vectors carry selected multiple deletions in the adenoviral genome that confer the following properties:

  •
  potentially reduced toxicity;

  •
  minimal risk of generating uncontrolled self-replicating virus during production of the vector;

  •
  high level and stable gene expression in vivo; and

  •
  increased size of the DNA segment that can be inserted in the vector.

        In order to further improve the vectors for our new products aimed at treating cancer, we are focusing our research on optimizing the size and site of deleted sequences for increased efficiency and safety and modifying viral coat proteins (fiber and other proteins) on the surface of the virus to permit tissue specific targeting. The coat proteins are necessary for viral particle formation, stability and/or entry of the virus into the cell. Our researchers are developing new methods to engineer the coat proteins to increase the virus' ability to enter cells, and redirect the specificity of the vector to tumors. We are evaluating new vectors carrying a new peptide that is able to bind to various cancer cells. We have also introduced mutations into our adenoviruses that impair binding of the virus to its known entry pathways, thus eliminating its natural infectiousness (and thus potential side effects). This further increases the vector's selectivity after retargeting. The identification of tumor-specific promoters allows selective expression of the therapeutic genes in tumor cells. We believe that these new features improve the efficiency and the safety of our vectors and the potential for selective transduction of primary tumors and metastases.

        Adenoviral vectors are currently used in our clinical trials of immunotherapy for a variety of cancers.

Poxviral Vectors

        Poxviruses are a family of viruses that includes the vaccinia virus, which has been widely used as a vaccination against smallpox. Our early research and development with the vaccinia virus led to the development and commercialization by Merial of a rabies vaccine for animals, which is used extensively in Europe and the United States. When administered in vivo, vaccinia virus vectors have been shown to stimulate a strong immune response to specific antigens. The ability to initiate an intense immune response may be a particular advantage for cancer gene therapy. After administration to patients, commonly used strains of vaccinia virus, including an early strain called Copenhagen strain, undergo replication and there is limited release of the resulting virus from the infected cells. While this does not present a serious risk to most patients, there is a possibility of infecting the patient in cases where the patient is severely immuno-compromised.

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

Nonviral Vectors

        We have two major families of nonviral vectors. The first is composed of plasmid DNA vectors in an appropriate solution containing proprietary components (for example, hexaphosphocholin (HPC), a clinically used molecule with immuno-stimulatory properties). We have shown, in animal models, that HPC has the ability to increase gene transfer efficiency after direct administration into muscles or tumors. HPC-plasmid vectors are currently under evaluation in intra-tumoral and vaccines approaches. A plasmid-DNA vector was used in the clinical trial in patients with Duchenne's Muscular Dystrophy.

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

        We currently have active collaborations with the Association Française contre les Myopathies, Human Genome Sciences (HGS) and academic and governmental entities.

Agreement with the Association Française contre les Myopathies

        We have renewed for the third time our agreement with the Association Française contre les Myopathies (AFM) in December 2002, for a three-year term, starting on July 1, 2001, to fund research and development for gene therapy treatment of neuromuscular diseases, particularly Duchenne's Muscular Dystrophy. Under the renewed agreement, the AFM agreed to refund our expenses on the research and development program, which are estimate at € 4.5 million for the three years of the program. We received € 2.2 million from July 1, 2001 to December 31, 2002. Under the two previous agreements, we had received from the AFM € 3.0 million in the form of interest-free loans. All loaned amounts are payable upon commercial launch of a gene therapy product developed under the agreement. We have the right to develop, manufacture and commercialize any products resulting from research under this agreement. In September 2000, with the support of the AFM, we initiated a Phase I clinical trial to treat patients with Duchenne's Muscular Dystrophy to validate a gene transfer-based therapy approach for treatment of this disorder. This clinical trial was completed in January 2003, with positive results in terms of tolerance and gene expression.

Agreement with Human Genome Sciences

        On February 25, 1998, we signed a collaboration agreement with HGS. The agreement grants us the right for the ten-year term of the agreement to license exclusively up to ten HGS genes for use in the field of gene therapy and to develop, manufacture and commercialize products based on those genes worldwide.

        Under the agreement, we paid HGS an initial licensing fee and research funding totaling $28.2 million (net of withholding taxes), which was equal to the proceeds paid to us for the purchase by HGS of 590,311 of our shares (at that time equal to 10% of our outstanding shares on a fully-diluted basis). Additional payments to HGS are dependent upon the number of genes which we license, the accomplishment of certain milestones, as well as royalties on any sales and partnering revenues we receive from any resulting gene therapy products. To date, we have identified no gene of interest in the field of cancer therapy amongst the sequences we received from HGS database. We expect no transfer of new sequences from HGS that could enable us to select new genes and develop new product candidates within the scope of this agreement.

Agreements with Schering-Plough

        Our research collaboration, license and option agreements with Schering-Plough expired on February 2, 2003. We do not anticipate additional revenues from these agreements as Schering-Plough has discontinued its program with the p53 gene and did not exercise its option to select new genes under the agreements.

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

  •
  Cancer Research Technology, Ltd. Cancer Research Technology, Ltd (previously ICRT), the technology transfer organization of Imperial Cancer Research Fund, has granted us an exclusive worldwide license under its patent covering the Muc1 gene for use in gene therapy using viral vectors.

  •
  Cayla. Cayla has granted us an exclusive license under its patent covering suicide genes for use in gene therapy.

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

        Although there is currently no cure for cancer, certain other regimens, such as chemotherapy, are accepted forms of treatment. We will face competition from these established methods of disease treatment, as well as from novel methods currently under development, including antisense and monoclonal antibody therapies. In order to be competitive, we believe that we must develop products that are safe, effective against the targeted disease, economical, and sufficiently easy to administer. We also must be able to access distribution channels and to obtain reimbursement from medical insurers for our products. We expect to face competitors that have far greater resources than we to develop products, established distribution channels and greater experience at securing reimbursement.

        We have a number of competitors with each of our technology platforms and products, including companies variously using adenoviral, adeno-associated viral, retroviral, poxviral, cellular and non-viral vectors, and companies are emphasizing in vivo therapies. We also face competition in some of the therapeutic approaches we are currently developing. While we believe that our development of multiple delivery systems may give us certain competitive strengths, competitors may also seek to adopt aspects of our core strategy of pursuing multiple vector families and in vivo gene delivery.

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

Patents and Patent Applications

        We have filed and continue to file patent applications with respect to multiple aspects of our technologies and products, including certain adenoviral, vaccinia viral and non-viral vectors and methods of preparation and administration. We own over 200 European and United States patents and patent applications. Certain of these applications have been filed jointly with research and development collaborators, and any resulting patents from these joint applications will be co-owned by us and the collaborator. We believe that our patent applications include novel technologies of potential commercial significance. However, due to the extended period of time for review of patent applications in the biotechnology field, we cannot be certain as to when decisions regarding our patent applications will be made. Moreover, we do not know if any patents will be granted to us or, if issued to us, will be sufficiently broad to provide a competitive advantage. Any patent granted to us may be challenged or circumvented by a competitor.

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

Manufacturing

        We operate our own manufacturing facility compliant with European and U.S. Good Manufacturing Practices standards for pharmaceutical products. Operating since 1995, ours is one of the first such facilities built to manufacture gene therapy products in Europe. This facility gives us the ability to produce our own clinical grade vectors to conduct our clinical trials, and is currently our only source of clinical grade vectors. The facility has passed periodic routine inspections by the French pharmaceutical authority. We have a program to upgrade this facility to support Phase III clinical trials and the first phases of the launch of our first gene therapy product.

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

Government Regulation

        Our research and development, preclinical testing, clinical trials, facilities and product manufacturing and marketing are and will be extensively regulated by governmental authorities in the United States, France and other member states of the European Union and other countries. The European Medicines Evaluation Agency, the Agence Française pour la Sécurité Sanitaire des Produits de Santé, the United States Food and Drug Administration (FDA) and comparable agencies in other countries impose substantial requirements on manufacturing and the development of the type of products that we are developing. These requirements include rigorous quality controls and preclinical and clinical testing. Because gene therapy is a relatively new technology and has not been extensively tested in humans, the regulatory requirements governing gene therapy products are uncertain and may undergo substantial additional regulatory review. These requirements may result in extensive delays in initiating clinical trials and in the regulatory approval process in general.

        The United States, France and the other European countries have lengthy approval processes for pharmaceutical products. The time required to obtain marketing approval varies among these countries. In the European Union, biotechnology products benefit from a centralized procedure to obtain marketing approval, avoiding having to seek marketing approval in each of the European countries. In the United States and in the European Union, it generally takes an average of one year from the date of application to receive marketing approval. Because certain products that we may develop are likely to involve new technologies and be based on new therapeutic approaches, these products may receive substantial additional review by various governmental regulatory authorities. As a result, regulatory approvals for our products under development may require more time than for products using more conventional technologies.

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

Organization Structure

        We are part of the Mérieux group. TSGH, incorporated in Lyon, France and Nouvelle bioMérieux Alliance (NBMA), incorporated in Lyon, France after the de-merger in 2002 of bioMERIEUX PIERRE FABRE, together hold 70.3% of our outstanding shares. TSGH and NBMA are both subsidiaries of ACCRA, incorporated in Lyon, France and controlled by the family of our chairman. See "Item 3. KEY INFORMATION—Risk Factors—Our Chairman indirectly controls Transgene."

        TRANSGENE, Inc., our wholly owned U.S. subsidiary, is based in Rockland, Massachusetts, and monitors our clinical development in the United States.

Property, Plants and Equipment

        Our corporate headquarters and laboratories are in Strasbourg, France, where we occupy a facility consisting of approximately 8,000 square meters containing state-of-the-art research laboratories and offices housing management, administration, and European medical and regulatory affairs. Our premises, extensively remodeled in 1997, are occupied under a lease having an expiration date of November 30, 2010.

        The construction of our production facility, situated in Illkirch, France, a suburb of Strasbourg, was completed in late 1994. This 3,000 square meter, multipurpose facility was designed to comply with U.S. and European Good Manufacturing Practices for the manufacture of clinical products and to conform to BL3 physical confinement regulations for genetically manipulated organisms. This facility was constructed under a capital lease expiring on June 30, 2011. We have an option to purchase the facility for a nominal price of € 0.15 upon expiration of the lease. Starting in 2000, we undertook a major modification project at the facility in order to enable us to manufacture commercial quantities of our potential products.

        We incurred capital expenditures of € 0.92 million ($ 0.96 million) in 2002 and expect to incur similar capital expenditures in 2003, all of which have been or will be paid out of our cash reserves.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Following our strategic shift in 1992, we have incurred losses since 1993, and we anticipate that we will continue to incur losses for the next several years due to the expenses of ongoing and expanding research and development programs and the cost of preclinical and clinical trials. On December 31, 2002, our accumulated deficit was € 141.3 million, including a non-recurring expense of € 24.7 million for the acquisition of licenses and research and development in progress with Human Genome Sciences, Inc. in 1998. We have not generated revenues from the sale of gene therapy products and we do not expect to receive revenues from such sales, if any, for at least several years. For the past several years, a significant source of our revenue has consisted of payments from pharmaceutical companies and other collaborative partners, governmental and non-governmental grants and investment income.

Results of Operations

Year ended December 31, 2002 Compared to Year ended December 31, 2001

        Revenues from contract research and licensing agreements increased to € 2.2 million in 2002 from € 0.7 million in 2001. This increase was primarily due to the refunds by the Association Française contre les Myopathies (AFM) of the research and development costs incurred for the muscular dystrophy program, pursuant to the renewal of the AFM contract in December 2002. The contract is retroactively effective to July 1, 2001 with a term of three years and provide for the refund of an estimated € 4.5 million incurred by Transgene for the program. Until June 30, 2001 payments received from AFM were recorded in our financial statements under "Grants."

        Grants received for research and development decreased from € 0.6 million in 2001 to almost zero in 2002 due to the recording of the AFM payments under "revenues from contract research and licensing agreements" rather than as "grants."

        Research and development expenses decreased 9% to € 19.1 million in 2002 from € 21.1 million in 2001. This decrease was principally due to restructuring measures implemented at the end of 2001 and beginning of 2002 (we reduced our headcount by about 15%) and was offset by the increased costs of clinical trials.

        In 2001, we had provided for restructuring costs for an amount of € 1.6 million. The provision was used in 2001 and 2002 in the amounts of € 0.3 million and € 1.1 million respectively. We expect to use the balance of € 0.2 million in the course of 2003.

        General and administrative expenses increased 24% to € 3.6 million in 2002 from € 2.9 million in 2001. This increase was primarily attributable to the additional staff in business development in 2002.

        Interest income decreased to € 2.1 million in 2002 from € 2.5 million in 2001. This decrease was primarily a result of lower cash and cash equivalents held and of lower interest rates. Cash and cash equivalents were invested only in investment grade securities with maturities of no more than three months at December 31, 2002. Our interest expense was unchanged at € 0.1 million for both 2002 and 2001. Foreign currency loss of € 0.1 million in 2002 was principally attributable to the impact of the euro to U.S. dollar exchange rate. See "Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK—Impact of Foreign Currency Risk."

        As of December 31, 2002, the significant components of our deferred tax assets included French net operating loss carryforwards of € 119.8 million, French research and development costs amortized for tax purposes of € 15.5 million and French license costs amortized for tax purposes of € 12.6 million. Out of € 119.8 million French net operating loss carryforwards, € 82.5 million has no expiration date and € 37.3 million will expire, if not used, in years 2003 through 2007. No deferred tax income has been recognized in the statement of operations.

        Under current French tax policy, the research-related income tax credit in a given year can be carried forward and, if it is not used to offset taxes payable, is recoverable in cash from the French government in the fourth year following its generation. Due to lower research and development expenses research-related income tax credit was negative in 2002 (€—1.6 million) compared to a positive amount of € 0.1 million in 2001. This negative amount is not required to be refunded to the tax authorities, but will be deducted from any future positive tax credits. As of December 31, 2002, we had a research-related income tax credit receivable of € 1.2 million, of which € 0.9 million, € 0.2 million, € 0.1 million would be recoverable in 2003, 2004 and 2005, respectively. As anticipated, we received in the third quarter 2002 € 2.1 million of French research-related tax credit which originated in 1998. In the past three years, we received a total of € 5.2 million of such tax credits. French tax policy may not continue to provide us tax credits for our research and development programs and loss of such credits could increase our net losses.

        As a result of the foregoing, our net loss decreased to € 18.4 million in 2002 from € 21.9 million in 2001.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

        Revenues from contract research and licensing agreements decreased 70% to € 0.7 million in 2001 from € 2.3 million in 2000. This decrease was primarily due to the receipt in 2000 of a non-recurring milestone payment of $1.0 million from Schering-Plough under our research and license agreement and the receipt in 2000 from a licensee of a royalty payment on sales of a veterinary vaccine in the amount of € 0.9 million for sales during several preceding years in the United States. In 2001, royalty payments from this licensee were only € 0.4 million. Our other revenues were derived from various research and licensing agreements.

        Grants received for research and development decreased 76% to € 0.6 million in 2001 from € 2.5 million in 2000. This decrease was primarily attributable to the terms of our agreement with the Association Française contre les Myopathies (AFM), a private not-for-profit association founded to combat muscular dystrophy and other neuromuscular diseases, under which grant payments can be converted at the AFM's election into shares of our capital stock. The AFM converted a grant of € 0.6 million into 182,939 shares of our capital stock in 2001. We also received an additional grant from the AFM amounting to € 0.6 million in 2001 compared to € 2.0 million in 2000. The reduction in grants received from the AFM was also due in part to the fact that our agreement with the AFM expired on June 30, 2001 and we have not received any grants from the AFM since that date. We expect that our agreement with the AFM will be renewed in 2002 for an additional three-year period, retroactive to July 1, 2001. The decrease in grants received was also attributable to the fact that our agreement with the Association Française de Lutte contre la Mucoviscidose (AFLM), a private not-for-profit association founded to combat cystic fibrosis, expired and we did not receive any grant from the AFLM in 2001; in 2000, we received a grant of € 0.3 million from the AFLM.

        Research and development expenses decreased 6% to € 21.1 million in 2001 from € 22.5 million in 2000. This decrease was principally due to cost control measures we implemented as well as our decision to terminate our cardiovascular program. This decrease was offset by the increased costs we incurred in connection with the preparation and initiation of our Phase I and Phase II clinical trials.

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

Liquidity and Capital Resources

        From 1992, when we repositioned ourselves as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products, through December 31, 2002, we have financed our operations primarily through the sale of equity securities, which have provided gross proceeds of € 193.6 million, including gross proceeds of € 63.1 million from our public offering in 2001. We have also financed these operations through € 23.0 million in grants from non-governmental organizations, including the AFM and the AFLM; € 9.1 million ($10.25 million) in payments under our agreement with Schering-Plough; € 7.2 million in government grants; € 3.5 million in capital lease obligations; € 3.0 million in a conditionally repayable, interest-free loan from the AFM (the AFM Loan); and € 1.1 million in a bank loan. The agreement with Schering-Plough expired by its terms in February 2003.

        As of December 31, 2002, our long-term debt, consisting of a capital lease obligation and a bank loan (including current portions), but excluding the loan from the AFM, which is repayable only under specific conditions stated in our agreement with them, amounted to € 2.8 million compared to € 3.2 million at December 31, 2001. As of December 31, 2002, our cash and cash equivalents balance was € 54.5 million. We invest our cash in short-term (maturities of not greater than three months), interest-bearing, investment-grade securities or guaranteed obligations of the United States, France or other European countries or their agencies.

        As of December 31, 2001, our principal uses of cash were funding research and development expenses, investment in our clinical manufacturing plant, investment in equipment and working capital requirements.

        Our capital expenditures for property, plant and equipment in 2002 amounted to € 0.9 million. We expect capital expenditures for 2003 to remain approximately at this level.

        We believe that our existing financial resources will be sufficient to meet our financial requirements, including those described in "Research and Development" below, through the first half of 2005. If we incur greater than expected research and development or clinical trial expenses, we may need to seek additional financing before that date.

Research and Development

        Our research and development activities involve the use of our proprietary vector technology to create a broad portfolio of potential products to treat cancer and muscular dystrophy. We are currently developing four products for the treatment of cancer. Two cancer vaccines entered Phase II clinical trials for seven different clinical indications in the fourth quarter of 2001 and in 2002, and two immune enhancement products entered Phase I clinical trials for two different clinical indications in 2001 and the first quarter of 2002.

        In addition to our product candidates currently in clinical trials, we are investigating gene therapy applications in preclinical research for other cancer indications, as well as for muscular dystrophy.

        Research and development expenditures amounted to € 19.1 million in 2002, € 21.1 million in 2001 and € 22.5 million in 2000. In the next several years, we intend to continue to invest substantial amounts in our research and development activities and anticipate a significant increase in our research and development expenditures.

Critical accounting policies

        The Securities and Exchange Commission defines "critical accounting policies" as those that require application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and subject to change in subsequent periods.

        Our accounting policies are described in Note 1 to our financial statements. Not all of those accounting policies are critical accounting policies requiring management to make difficult, subjective or complex judgments or estimates. We believe our revenue recognition policy could be deemed to be critical within the SEC definition.

        We enter into technology licenses as well as collaborative research, development (including cost reimbursement contracts) and production arrangements. Revenue from technology licenses and collaborative research and development arrangements may consist of non-refundable up-front access license fees, research and development funding like milestone payments, and various other payments including royalties. Non-refundable up-front access fees for such contracts for which there exist neither future performance obligations nor continuing involvement by us are recognized on the earlier of when payment is received or when collection is assured. Revenue from non-refundable up-front access fees and certain guaranteed payments where we continue significant involvement through development collaboration or an obligation to supply product is recognized ratably over the development period and/or over the period of the manufacturing obligation. Contract revenue also involves our providing research and manufacturing services on a best efforts basis to some collaborative partners. We are reimbursed based on the costs associated with the specific contract. Revenue under research and development cost reimbursement contracts is recognized as the related costs are incurred. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

        We evaluate all such agreements on a quarterly basis to determine the appropriate revenue recognition for that period. The evaluation includes all of the potential revenue components from each such agreement. Significant assumptions and estimates include the expected term of the agreement, the applicable research and/or development period and the applicable manufacturing period. Our assumptions and estimates may prove to be inaccurate. Therefore, although we make every effort to ensure the accuracy of our estimates, any significant unanticipated changes in our estimates could have a material impact on revenues and our results of operations.

Off balance sheet arrangements

        We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular disclosure of contractual obligations (as of December 31, 2002)

	Payments due by period
Contractual obligations ('000 €)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term Debt Obligations	305	152	153	—
Capital Lease Obligations	2,783	256	766	899	862
Operating Lease Obligations	2,944	736	2,208	—
Purchase Obligations	—	—	—	—
Other Long Term Liabilities (AFM)	3,049	—	—	—	3,049

Total	9,081	1,144	3,127	899	3,911

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

        Presently, our board of directors consists of eight members. French law provides that there must be at least three directors and no more than 24 directors elected by the shareholders. Our statuts provide that the board of directors will consist of between three and 15 members, each of whom is elected for a maximum term of four years. Our statuts also provide that the number of directors' terms expiring each year must be staggered so that all terms do not expire at the same time. Directors need not be French nationals and we do not limit the number of terms that a director may serve.

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

        In consideration for their services on the board, the directors receive directors' fees, the total annual amount of which is fixed by the ordinary shareholders' meeting, but the allocation of which among the directors is determined by the board. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. In the same way, the board may authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the directors in the interests of the company.

        Under French law, the board of directors prepares and presents our year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the board of directors determines the company's economic, financial and technical strategies and ensures those strategies are appropriately implemented.

        Meetings of our board of directors, which are held as often as our interests require, are normally convened and presided over by the chairman. A quorum consists of one-half of the members of the board of directors and decisions are taken by a vote of the majority of the members present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.

        Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of the company's statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

Committees of the Board

  Audit Committee

        The Audit Committee, comprised of Michel Dubois, Benoît Habert and Jacques-François Martin, is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. Dominique Takizawa, who represents Nouvelle bioMérieux Alliance on the Board is a non-voting member of the Audit Committee. The Audit Committee established by the board of directors is in compliance with generally accepted business practices in France and with the Nasdaq's independent director and audit committee requirements.

  Compensation Committee

        The Compensation Committee, comprised of Michel Dubois and Benoît Habert, is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

  Directors

        The following table provides the names of our directors, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Age	Current Position	Initially Appointed(1)	Term Expires
Christophe Mérieux	36	Chairman of the Board	1994	2006
Margaret Liu (2)	46	Vice Chairman of the Board	2000	2004
Michel Dubois (3)(4)	59	Director	1994	2006
Benoit Habert (3)(4)	37	Director	2000	2005
Michel Klein (2)	65	Director	2002	2006
Jacques-François Martin (3)	59	Director	2000	2005
Alain Mérieux	64	Director	1991	2003
Nouvelle bioMérieux Alliance (represented by Dominique Takizawa)(5)	46	Director	2002	2005

(1)
Dates specified for directors representing corporations relate to the entity represented.

(2)
Member of the scientific advisory board.

(3)
Member of the Audit Committee.

(4)
Member of the Compensation Committee.

(5)
Non-voting participant of the Audit Committee.

        Christophe Mérieux, M.D. was elected chairman of our board of directors (Président du Conseil d'Administration) in October 2002; he succeeds his father who remains a director of the board. Through direct and indirect ownership interests, he and his father hold a controlling interest in Transgene. Mr. Mérieux is Vice President and director of bioMérieux. He is also general partner of Stelhys, a spin-off of bioMérieux that focuses on the field of multiple sclerosis, and a director of Europroteome, ACCRA, bioMérieux China, the Mérieux and Rodolphe Mérieux Foundations, and BIOFORCE. He graduated from the Faculté de Médecine of Lyon with a special focus on infectious diseases.

        Margaret Liu, M.D. was appointed Vice-Chairman and member of our board of directors in November 2000, and is a member of our scientific advisory committee. She is a visiting professor at the

Karolinska Institute in Sweden and a consultant in Vaccinology at the Bill & Melinda Gates Foundation. She was previously Vice-President of Vaccines Research & Gene Therapy at Chiron Corporation and a former Senior Director, Virus & Cell Biology, of Merck & Co. Dr. Liu has also been on the Faculty of Harvard Medical School and a Visiting Scientist at the Massachusetts Institute of Technology (USA). She is also a board member of the NIH's NIAID, and was a member of the board of directors of the American Society of Gene Therapy until June 2002. She sits on various scientific councils at the Research Institute of the Children's Hospital of Oakland, the Elizabeth Glazer Pediatric AIDS Foundation, the International Vaccine Institute of Seoul (Korea).

        Michel Dubois is Chairman of Parteurop Development and Managing Director of ANO Consultants & Participations. From 1991 to 2000, he was the Chairman of Imedex, a biotechnology company which specializes in value enhancement and concept development for products of biological origin. From 1983 to 1994, Mr. Dubois was the General Secretary of Institut Mérieux, where he was also in charge of mergers and acquisitions. Prior to that, he was a consultant in strategy and management at McKinsey and a consultant in international taxation at Arthur Andersen. Mr. Dubois also serves as the Chairman of BIOTEK Partenaires and as a director of Stallergènes, HLA-G Technologies and APOVIA. He is a graduate of the Institut d'Etudes Politiques of Paris and holds a law degree from the Faculté de Droit of Paris.

        Benoit Habert is President of Dassault Development, a venture-capital affiliate of Groupe Industriel Marcel Dassault that specializes in new technologies. Mr. Habert also serves as Managing Director of Habert Dassault Finance and as director of Groupe Industriel Marcel Dassault and Chapitre.com. He is also the representative of Dassault Development at the board of Unimedecine and of GIMD at the board of Nouvelle bioMérieux Alliance. He holds an L.L.B. degree in Business and Law and an MBA from INSEAD.

        Michel Klein, M.D. is a member of our scientific advisory committee. He is chairman of the board of CANVAC (Canada) and has held various positions as a scientist, a professor and a director in several research institutions, such as the INSERM and the University of Toronto. He was also, successively, Vice President Research of Connaught Laboratories inToronto, Vice President Group of Sciences and Technology at Pasteur Mérieux Connaught et is and Vice President Sciences et Technologies of Aventis Pasteur. He is a director of the board of Neovacs and a member of several scientific councils at the Institute of Human Virology, Quinto, Molecular Templates, Maryland Biotherapeutics. He graduated from the Faculté de Médecine of Paris and was an intern at Hôpitaux de Paris—Assistance Publique.

        Jacques-François Martin is Chairman of the Global Fund for Children's Vaccines, a member of the Strategic Advisory Committee of the Bill & Melinda Gates Children's Vaccine Program and a member of the Board of the International AIDS Vaccine Initiative (IAVI). In 1992, he founded the company Parteurop, after serving as Chief Executive Officer of Institut Mérieux and Pasteur Mérieux, which he joined in 1976. He is also chairman of HLA-G Technologies, co-manager of SCERICIA and director of BIOALLIANCE.

        Alain Mérieux was the Chairman of our board of directors from 1991 to October 2002. He is the father of our chairman and, through direct and indirect ownership interests, they hold a controlling interest in Transgene. Mr. Mérieux is also the Chairman of bioMérieux, Nouvelle bioMérieux Alliance, ACCRA, BMA, bioMérieux Italia Spa, Silliker Group Corp. and the manager of SCI ACCRA. Mr. Mérieux is the grandson of Marcel Mérieux, a research associate of Louis Pasteur who founded Institut Mérieux in 1897 to develop vaccines. Under Mr. Mérieux's leadership as President and Chief Executive Officer since 1968, Institut Mérieux, with its operating subsidiary Pasteur Mérieux, became a world leader in the field of preventive medicine. Mr. Mérieux is also a director of Wendel Investissements S.A., Eurazeo, Rue Impériale, Compagnie Plastic Omnium SA, Lazard LLC, Akzo Nobel. He holds a doctorate in Pharmacy.

        Nouvelle bioMérieux Alliance is a holding company resulting from the de-merger of bioMérieux Pierre Fabre. Nouvelle bioMérieux Alliance has interests in Transgene and is represented on our board of directors by Dominique Takizawa, Chief Executive Officer of ACCRA since 2001. ACCRA is a holding company owned by Mr. Mérieux and his family. Ms. Takizawa served in various financial positions at Institut Mérieux (now Aventis Pasteur) from 1984 to 1991. She joined Rhône-Mérieux (now Mérial) as Chief Financial Officer in 1991. From 1994 to 2001, she was Corporate Controller of the Plant & Animal Health Division of Rhône-Poulenc and since 1999, of Aventis CropScience. Ms. Takizawa is a also a director of the board of Nouvelle bioMérieux Alliance, Silliker Group Corp. and the representative of Nouvelle bioMérieux Alliance at the boards of BMH, SAS Orphan Pharma International, Harmonie TSGH. She is a graduate of Ecole des Hautes Etudes Commerciales and a Certified Public Accountant.

Management of the Company

        Under French law companies are managed either by the Chairman or by another board-designated individual who has the title of Directeur Général (Chief Executive Officer). Mr. Christophe Mérieux was designated as our Président Directeur Général by our board of directors at its October 22, 2002 meeting. Since the board decided not to separate the roles of Chairman and Directeur Général at the October 22, 2002 meeting, our Chairman, holding the title of Président Directeur Général, assumes responsibility for the general management of the company and all legal, regulatory and statutory authority is held by him

        The board of directors has appointed Jean-François Carmier as a Directeur Général Délégué, to serve as our Chief Executive Officer. The Board has also appointed Elisabeth Keppi, who holds the legal status of Pharmacien Responsable (Managing Pharmacist), as a Directeur Général Délégué.

        If the Directeur Général and the Directeurs Généraux Délégués are directors of the board, the term of their positions as Directeur Général or Directeur Généraux Délégué cannot exceed that of their term as director. Mr. Carmier and Ms. Keppi are not directors of the board.

        The compensation of the Chairman of the board of directors, the Directeur Général and, as the case may be, the Directeurs Généraux Délégués is determined by the board of directors.

        Subject to the conditions described in the previous paragraphs, the board can delegate, with the right of substitution, to one or more of its members or to a third party, who may or may not be a shareholder, all special powers of attorney for one or more specified subjects, under conditions it shall define, with or without a right of substitution, and having conducted any and all studies and surveys. The board determines the compensation of any such delegate. If the compensation is granted to a board member, the provisions of the Code de Commerce concerning transactions between the company and a board member apply.

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

Name	Age	Current Position	Current Position Since
Jean-François Carmier	44	Chief Executive Officer	2002
Laurence Bertaud	33	Director, Human Resources	2000
Serge Braun	42	Vice President, Research Executive	2000
Ghislaine Gilleron	50	Director of Legal Affairs and Intellectual Property	2001
Rémi Gloeckler	48	Vice President, Quality Assurance and Pharmaceutical Operations	1993
Michel Hubert	49	Vice President, Business Development	2002
Elisabeth Keppi	43	Managing Pharmacist	2001
Daniel Malarme	47	Vice President, Pharmaceutical Development	2001
Philippe Poncet	35	Vice President and Chief Financial Officer	2001
Patrick Squiban	50	Vice President, Medical and Regulatory Affairs	2000

        Jean-François Carmier became our Chief Executive Officer (CEO) on June 1, 2002. From February 2001 until his appointment as CEO, he was Executive Vice President, Industrial Operations of bioMérieux Pierre Fabre. From 1996 to February 2001, he was our Executive Vice President, Pharmaceutical Development and Pharmacien Responsable (Managing Pharmacist). From 1986 to 1995, Mr. Carmier served in various capacities at PMsv, including Director of an industrial facility and Corporate Controller. He holds a doctorate in pharmacy and a masters degree in business from the University of Lyon.

        Laurence Bertaud joined Transgene's Human Resources Department in 1995 and became its Director in 2000. Before that, she worked in the Human Resources Department of Alcatel. She holds a master's degree in management from the Université Dauphine in Paris and a diploma in Human Resources from the Sorbonne in Paris.

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

        Ghislaine Gilleron, Director of Legal Affairs and Intellectual Property, has been with Transgene for 17 years. In 1993, Mrs. Gilleron was appointed Director of Legal Affairs and was appointed Director of Intellectual Property in 2001. Prior to that, she worked in the Legal Department at Electricité de Strasbourg. She is a graduate of the Institut d'Etudes Politiques of Strasbourg.

        Rémi Gloeckler was appointed Vice President, Quality Assurance and Pharmaceutical Operations in March 2002. He joined Transgene in 1984 as a molecular biologist and successively worked on many research projects before serving as Quality Assurance manager from 1992 until March 2002. As such, he was involved in the conception and design of Transgene's manufacturing facility and in the organization of the quality system and quality control laboratory. Mr. Gloeckler holds a PhD in Sciences from the University of Nancy.

        Michel Hubert joined us in November 2001 as Vice President, Business Development. Prior to joining Transgene, Michel Hubert was Executive Director, Business Development & Licensing of Laboratoires Fournier from 1990 to 2001. Prior to that, he served as a Business Development manager for Rhône-Poulenc Santé (now Aventis). Mr. Hubert is a graduate of the Strasbourg School of Pharmacy.

        Elisabeth Keppi joined us in 1988 as a scientist and has been Pharmacien Responsable (Managing Pharmacist) since February 2001. She was Pharmacien Responsible Intérimaire from 1999 to 2001. In addition to her responsability as Pharmacien Responsable, Ms. Keppi is our head of quality control. She is a graduate of the Strasbourg School of Pharmacy.

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

        Philippe Poncet joined us in September 2002 as Chief Financial Officer. Prior to joining Transgene, Philippe Poncet served as Coordinator for mergers and acquisitions at Aventis CropScience. From 1991 to 1999, he held various positions with Rhone-Poulenc/Aventis, including that of Chief Internal Auditor, Financial Analyst, and Financial Manager in the Corporate Finance department. He graduated from the HEC business school in Paris (Ecole des Hautes Etudes Commerciales) in 1989.

        Patrick Squiban, M.D. has been our Vice President, Medical and Regulatory Affairs since October 2000 and had previously served as our Director of Medical Affairs, Europe since September 1997. From 1986 to 1997, Dr. Squiban served in various capacities at Novo Nordisk, including Medical Director of Novo Nordisk France and Vice President, Pharmacology and Medical Affairs of ZymoGenetics, a United States biotech subsidiary of Novo Nordisk. He graduated from the Faculté de Médecine of Paris.

Compensation

  Directors

        Only our directors who are not officers or employees of our company or employees of our shareholders or their affiliates receive compensation for their services as directors.

Directors in 2002	Compensation (€000)
Alain Mérieux (1)	none
Christophe Mérieux (2)	none
Steven Burrill (3)	10
Paul Berg (4)	19
Michel Dubois	8
Arnaud Fayet	5
Benoît Habert	5
Michel Klein (5)	8
Margaret Liu (6)	120
Jacques-François Martin	3
François Guinot (7)	none
Dominique Takizawa (8)	none

(1)
Chairman until October 22, 2002 and director of the board

(2)
Chairman of the board from October 22, 2002 and director of the board

(3)
Ceased to serve on the board at the AGM June 25, 2002

(4)
Ceased to serve on the board at the AGM June 25, 2002, but remains a member of the scientific advisory committee

(5)
Elected to the board on June 25, 2002

(6)
Compensation paid by Transgene, Inc, for 2002.

(7)
Representative of bioMérieux Pierre Fabre until its resignation in June 2002

(8)
Representative of NBMA from October 2002

  Officers

        The aggregate amount of compensation we paid for their services in 2002 to all of our current executive officers as a group (ten persons, excluding Alain Mérieux and Christophe Mérieux who did not receive any compensation) and to our executive officer whose employment with us ceased was approximately € 1.2 million, including € 0.1 million to Jean-François Carmier and € 63,000 to Elisabeth Keppi. The compensation of Mr. Gilles Bélanger, our Chief Executive Officer until May 31, 2002, was paid by bioMérieux and reimbursed to bioMérieux by us. We paid € 0.1 million to bioMérieux in 2002.

        Other than payments made pursuant to French law, we make no contributions to pensions for our executive officers.

  Stock Option Plans

        We have issued options to executive officers and certain employees under two stock option plans. Pursuant to resolutions adopted by the shareholders in November 1996, the board of directors has granted options to purchase an aggregate of 191,000 shares at an option exercise price of € 11.94 per share. Of these options, options to purchase 167,000 shares have been exercised, options to purchase 6,000 shares have been cancelled and options to purchase 18,000 shares remain unexercised. Of the options to purchase 18,000 shares, all of which are currently exercisable, options to purchase an aggregate of 11,000 shares are held by three of our executive officers. The options are exercisable at any time or from time to time between three and ten years from the date of grant. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us. No further options may be granted under this plan.

        Pursuant to resolutions adopted on March 22, 2000 and renewed by the shareholders on February 8, 2001, the board of directors has granted options to purchase an aggregate of 290,000 shares at an option exercise price of € 8.40 per share. Of these options, options to purchase an aggregate of 157,000 shares are held by our executive officers as a group (10 persons). The options are exercisable at any time, or from time to time, between four and ten years from the date of grant, but none of the granted options are exercisable at this time. Granted options generally contain restrictions limiting their exercise after the holder is no longer employed by us. Another 10,000 options may still be granted under this plan.

        The following options were granted to our executive officers during 2002.

Name	Number of options	Exercise price (€)	Year of expiration
Gilles Bélanger	35,000	8.40	2012
Jean-François Carmier	35,000	8.40	2012
Elisabeth Keppi	10,000	8.40	2012
Other Executive Officers as a group (8 persons)	112,000	8.40	2012

        Under French law, directors who are not employees of the Company cannot be granted stock options. Accordingly, two such directors had received warrants to purchase an aggregate of 14,000 shares. These warrants were not exercised and expired in February 2003.

Employees

	At Year Ended December 31,
	2002	2001	2000
Total full-time employees(1)	165	171	197
Total research and development personnel	138	147	172

(1)
All of our employees are located in France, except that our U.S. subsidiary employs one person.

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

        In March 2001, we decided to focus our business on the development of gene therapy products for the treatment of cancer. Accordingly, we reorganized our teams to reflect this new focus. This restructuring plan resulted in the elimination of 28 employees.

Share Ownership

        The following table sets forth certain information regarding beneficial ownership or control of our shares by our directors, senior management and certain key employees as a group as of June 2003.

Identity of Person or Group	Amount Owned		Percentage
Christophe Mérieux	7,071,143	(1)	70.3%
Alain Mérieux	7,071,143	(1)	70.3%
Nouvelle bioMérieux Alliance	1,509,143		15.0%
TSGH	5,562,000		55.3%
Michel Dubois	*		*
Benoit Habert	*		*
Michel Klein	*		*
Margaret Liu	*		*
Jacques-François Martin	*		*
Directors as a group	7,071,347		70.3%
Executive officers as a group	*	(2)	*

*
Indicates less than 1%

(1)
Consists entirely of shares held by Nouvelle bioMérieux Alliance and TSGH, which are both jointly controlled by Messrs. Christophe and Alain Mérieux through their ownership of their holding company ACCRA.

(2)
Before any exercise of options and warrants granted (See "Compensation of Directors and Officers").

        We have issued options to purchase our shares to our executive officers. The following table sets forth certain information regarding these options and the underlying shares as of June 2003.

Name	Number of Shares Underlying Options Granted	Exercise Price/Share €	Date Expiration
Jean-François Carmier	35,000	8.40	2012
Elisabeth Keppi	10,000	8.40	2012
Executive officers as a group (8 persons)*	112,000	8.40	2012
Executive officers as a group (3 persons)*	11,000	11.94	2007 to 2008

*
Excluding Alain Mérieux, Christophe Mérieux, Jean-François Carmier and Elisabeth Keppi.

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

Name and Address	Amount Owned	Percentage
Mérieux Group (1) Chemin de l'Orme 69280 Marcy l'Étoile	7,071,143	70.3%
TSGH Chemin de l'Orme 69280 Marcy l'Étoile	5,562,000	55.3%
Nouvelle bioMérieux Alliance (2) Chemin de l'Orme 69280 Marcy l'Étoile	1,509,143	15.0%
Human Genome Sciences, Inc. 9410 Key West Ave. Rockville, MD 20850-3338	590,311	5.9%

(1)
Includes shares owned by TSGH and Nouvelle bioMérieux Alliance.

(2)
The merger completed in 2000 between BIOMERIEUX ALLIANCE SA and PIERRE FABRE SA which created bioMERIEUX PIERRE FABRE was reversed in 2002. Nouvelle bioMérieux Alliance is the newly created holding company that received all our shares previously held by bioMERIEUX PIERRE FABRE. NBMA is controlled directly and indirectly by Messrs. Alain and Christophe Mérieux.

  Changes in Ownership

        In June 2002, the 2000 merger between bioMérieux Alliance and Pierre Fabre that formed bioMERIEUX PIERRE FABRE was reversed. As a consequence the 3,669,143 of our shares that were held by bioMérieux PIERRE FABRE were transferred to NBMA. In April 2003, NBMA transferred 1,892,857 shares to its affiliate TSGH, increasing TSGH's ownership percentage from 32.8% to 55.3%.

        All our shareholders have the same voting rights.

Related Party Transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list prices on a purchase order basis.

        Our subsidiary, TRANSGENE, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMérieux. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services.

        During 2002, our board authorized the following transactions involving Transgene and affiliates of certain directors of our board:

  •
  a services agreement with ACCRA, under the terms of which ACCRA provides certain management fees to us and will receive € 0.1 million per year from us. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux hold a controlling interest in NBMA. Ms Takizawa is the CEO of ACCRA;

  •
  a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. We will receive fees in the amount of € 80,000 in payment of those services. We received € 20,000 in 2002. bioMérieux is an affiliate of NBMA and ACCRA;

  •
  the purchase of a report on the markets and perspectives of human therapeutic and prophylactic vaccines written by ANO Consultants et Participations, a company managed by Mr. Dubois, for € 50,800.

ITEM 8.    FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements and the notes thereto are set forth in Item 18 hereof. Significant changes that we have made to our business and strategy since December 31, 2001 are described in "Item 4. INFORMATION ON THE COMPANY."

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

        The following table provides the high and low sale prices for our shares on the Nouveau Marché and our ADSs on the Nasdaq National Market for each quarter since our shares and ADSs began trading on March 26, 1998:

	Price Range(1)
	Shares (in €)(2)		ADSs (in $)(3)
	High	Low	High	Low
Year ended December 31, 1998 (trading began March 26, 1998)	54.88	23.17	19.25	9.25
Year ended December 31, 1999	47.80	21.04	17.50	7.13
Year ended December 31, 2000	109.70	23.73	39.94	6.77
Year ended December 31, 2001	39.00	4.65	12.00	1.00
First Quarter	39.00	8.50	12.00	2.75
Second Quarter	18.50	8.50	5.35	2.51
Third Quarter	9.49	4.65	2.85	1.00
Fourth Quarter	7.93	5.80	2.44	1.60
Year ending December 31, 2002	10.02	1.71	2.85	0.84
First Quarter	10.02	7.01	2.85	2.00
Second Quarter	9.43	5.00	2.71	1.60
Third Quarter	6.21	2.26	1.85	0.84
Fourth Quarter	6.50	1.71	2.35	0.99
Year ending December 31, 2003 (through June 4, 2003)	5.89	3.22	2.35	1.05
First Quarter	5.89	3.22	2.11	1.22
Second Quarter (through May 31, 2003)	3.85	3.28	1.35	1.05
Most recent six months	6.50	3.22	2.35	1.00
December 2002	6.50	5.02	2.20	1.65
January 2003	5.89	4.31	1.85	1.45
February 2003	5.50	4.21	2.11	1.40
March 2003	4.30	3.22	1.52	1.22
April 2003	3.85	3.28	1.35	1.05
May 2003	4.30	3.53	1.35	1.62
June 2003 (up to June 4)	4.97	4.05	2.35	1.65

(1)
Share price data from the Euronext Paris S.A. ADS price data from IDD Information Services.

(2)
Share prices for the year ended December 31, 1998 relate to periods prior to the adoption of the euro by France on January 1, 1999. For presentation purposes, euro amounts have been translated from French francs at the legal rate of conversion of € 1.00 = FF 6.55957.

(3)
One ADS represents one-third of a share.

        Our shares are held by 46 record holders and our ADSs are held by 424 record holders. An unknown portion of our shares and of our ADSs is held in the United States.

Trading in Our Own Shares

        Under French law, a company may not issue shares to itself, nor may it purchase its own shares without stockholder authorization. We are not currently authorized to purchase our own shares.

ITEM 10.    ADDITIONAL INFORMATION

Share Capital and Memorandum and Articles of Association

        See the description of our statuts in "Description of Share Capital" in our Registration Statement on Form S-1 (File No. 333-11600) filed on March 6, 2000, which is incorporated by reference, and in Item 6 of this Annual Report. Our statuts are filed as an exhibit to this Annual Report.

Material Contracts

        The material contracts to which we have been a party since December 31, 2000 are described in "Item 4. INFORMATION ON THE COMPANY—Collaborations and Licensing" and "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Note 2 and Note 3."

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

        If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

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

        According to Finance Bill for 2001, the amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company; or

  •
  10% of the dividend paid for the other shareholders who use the avoir fiscal in 2003.

        In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10%, will generally be entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by us for the shareholders entitled to use the avoir fiscal at the rate of 10%.

        As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends put of certain profits (see below, French Taxation—Précompte).

        Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

        According to French tax rules, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

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

        Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders other than U.S. holders.

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

        A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any précompte we actually pay in cash, net of applicable withholding tax, in two cases:

  •
  if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

  •
  if the shareholder is entitled to the benefits of a tax treaty which provides for a refund of the avoir fiscal but is not entitled to this refund.

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

  •
  you hold your shares or ADSs of our company as capital assets; or

  •
  your functional currency is the U.S. dollar.

        This summary is based on the Internal Revenue Code of 1986, as amended, the Convention between the United States of America and the French Republic for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (also known as the U.S.-France tax treaty), French law, French and U.S. judicial decisions, administrative pronouncements and existing and proposed U.S. Treasury and French tax authorities' regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect.

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

Taxation of Dividends

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company; or

  •
  10% of the dividend paid for the other shareholders who use the avoir fiscal in 2003.

        In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% will generally be entitled to an additional amount of avoir fiscal equal to (i) 80% of the précompte paid in cash by the Company. Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

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

        On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the 2003 Act) was signed into law. In general, the 2003 Act reduces the maximum rate of U.S. federal income tax on dividends paid to individual U.S. holders to 15% for tax years from 2003 to 2008. In order to qualify for the reduced tax rates on dividends, an individual shareholder must have owned the stock with respect to which the dividend is paid for at least 60 days during the 120 day period commencing 60 days before the ex-dividend date of the stock and must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. In some circumstances, this holding period may be increased. Additionally, the new tax rates do not apply to dividends which an individual elects to treat as investment income for purposes of Section 163(d)(4) of the Internal Revenue Code.

        Dividends received from certain "qualified foreign corporations" are eligible for the reduced dividends tax rates under the 2003 Act. A qualified foreign corporation includes a corporation whose stock or ADRs are readily tradable on an established U.S. securities market. However, a foreign corporation is not a qualified foreign corporation if, for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, the corporation is a "passive foreign investment company" or PFIC for U.S. federal income tax purposes. Accordingly, dividends, if any, paid by us in a year that we are a PFIC or in the next taxable year would not qualify for the reduced tax rates on dividends paid to individual U.S. holders under the 2003 Act. As discussed below under "Passive Foreign Investment Company Status," we were a PFIC for U.S. federal income tax purposes for the year 2002 and we may be a PFIC for the year 2003 and future years.

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

Passive Foreign Investment Company Status

        The Internal Revenue Code contains certain "anti-deferral" provisions applicable to foreign corporations which are treated as "passive foreign investment companies" (PFICs) for U.S. federal income tax purposes. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of such foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made. Furthermore, as discussed above under "Taxation of Dividends," dividends from PFICs do not qualify for the reduced tax rates on dividends paid to individual U.S. holders under the 2003 Act.

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

        An actual determination of PFIC status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Based upon our review of our financial data for 2002, the average value of our assets during 2002 which produce passive income or which are held for the production of passive income is more than 50% of the average fair market value of all of our assets for 2002. Consequently, for the 2002 year we will be treated as a PFIC. Although we will endeavor to enter into additional agreements which would generate operating income for 2003 in an amount sufficient to allow us to pass this passive income test, so that we may not be a PFIC in subsequent years (i) we may not be able to successfully conclude any such agreements and (ii) for any U.S. holders holding our shares or ADSs during 2002 such shares or ADSs will be considered PFIC shares for 2002 and all subsequent years unless such holder makes a qualified electing fund (QEF) or mark-to-market election, as discussed below. Accordingly, with respect to U.S. holders purchasing shares or ADSs after 2002 there is a risk that we will be classified as a PFIC for our 2003 and for future taxable years, and you should evaluate your potential investment in our shares or ADSs accordingly.

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

        If we do not have earnings and profits in a given taxable year, a U.S. holder who has made such a timely qualified electing fund election would not be required to include any amount in income under these rules. Because of our significant research and other costs, we do not expect that we will have earnings and profits for 2003, although there can be no certainty in this regard. Further, at present we anticipate that in years in which we do have significant earnings and profits we will have sufficient operating revenues and assets to avoid being classified as a PFIC, although we cannot assure you that this will ultimately prove to be true.

        If we determine that we are a PFIC for 2003 or any later taxable period, we will so notify U.S. holders and will provide the information necessary for U.S. holders of our shares or ADSs to make a qualified electing fund election.

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

        Alternatively, Treasury Regulations also provide that, U.S. holders could elect to annually mark-to-market their shares or ADSs (a mark-to-market election), and include as ordinary income the excess of the value of such shares or ADSs over their basis. U.S. holders making such an election would likewise be allowed an ordinary deduction, up to the amount of previously recognized income, for years in which their basis in their shares or ADSs exceeded their value. The adjusted basis of a U.S. holder making a mark-to-market election in its shares or ADSs would be increased (decreased) by the ordinary income (deduction) recognized by such holder under these provisions. Gain (or loss, up to the amount of previously recognized income) recognized on the sale or other disposition of our shares or ADSs by a holder making a mark-to-market election would be treated as ordinary income (loss). A mark-to-market election could generally be made without the need for any information from us and, with certain exceptions applicable to a U.S. holder that makes the election after the first year during a such holder's holding period for which we were a PFIC, would avoid the application of the excess distribution rules described above. Once made, a mark-to-market election generally remains in effect for as long as a holder continues to own shares or ADSs. Recently proposed regulations provide that a mark-to-market election with respect to shares or ADSs for which there is a QEF election in effect automatically terminates that QEF election, effective on the last day of the shareholder's taxable year preceding the first taxable year for which the mark-to-mrket election is in effect.

        U.S. holders are urged to consult their own tax advisors concerning the application of the PFIC provisions, as well as the advisability and timing of making a qualified electing fund or mark-to-market election for their shares or ADSs on account of our classification as a PFIC for 2002 and our potential classification as a PFIC for 2003 or subsequent years.

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

United States Information Reporting and Backup Withholding

        U.S. information reporting requirements may apply to payments of dividends and proceeds from the sale, exchange or redemption of our shares or our ADSs. In addition, a U.S. backup withholding tax may apply to those amounts if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or certificate of foreign status or other required certification or to report interest and dividends required to be shown on the holder's federal income tax returns. Backup withholding is not an additional tax, and amounts withheld from payments would be treated as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the IRS. Finalized Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. It is possible that U.S. holders of shares or ADSs may be required to supply a new withholding certificate in order to qualify for continued exemption from backup withholding under these regulations when they become effective.

        The above summary is not intended to constitute a complete analysis of all of the French and U.S. federal income tax consequences of the ownership or disposition of shares or ADSs. This discussion is included for general information purposes only and may not apply to a particular investor in light of such investor's personal circumstances.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may obtain those reports and other information from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may read and copy them at prescribed rates at the public reference facilities maintained by the SEC at that address. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference room. In addition, you may also read those reports at the offices of The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. We filed this Annual Report on 20-F electronically with the SEC and it will be available on the SEC's website at http://www.sec.gov. We will file all reports in the future electronically and these future reports will be available on the SEC's website. Reports filed prior to this Annual Report on Form 20-F were not filed electronically and are not available on the SEC's website.

        You may also obtain a copy of our filings at no cost by writing us. Any requests should be directed to us at Transgene, 11, rue de Molsheim, 67082 Strasbourg, Cedex, France, Attn: Chief Financial Officer.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

Foreign Currency Risk

        Our current bank accounts denominated in dollars and pounds sterling only partially limit our exposure to fluctuations between the euro and the U.S. dollar or the pound sterling. We entered into currency hedging transactions in connection with payments due from collaborative partners outside France in 1998. No such transaction was entered since then, nor was any outstanding at December 31, 2002. We may enter into such transactions on a non-speculative basis in the future to limit our foreign currency exposure.

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

'

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in §§240.13a-15(c) and 240.15d-15(c)) as of a date within 90 days prior to filing of this annual report. Based on such evaluation, the officers have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information that is required to be included in the periodic filings under the Exchange Act.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountant is Barbier Frinault & Autres, a member of Ernst & Young.

Fees and Services (€ '000)	2002	% approved by Audit Committee	2001(1)
Audit Fees	63.5	100%	203.2	(2)
Audit-related Fees	28	100%	4
Tax Fees	21	100%	13
Other Fees	—	100%	—
Total	112.5	100%	220.2

(1)
The role of the Audit Committee's pre-approval of services and fees performed by the principal accountant was not effective in 2001.

(2)
Includes 145 relating to audit services performed in connection with our rights offering in 2001.

        The Audit Committee pre-approves annually the extent of the audit-related work (and corresponding fees) to be performed by the principal accountant. The Audit Committee pre-approves any significant non audit-related services (for example, tax advisory services) performed by the principal accountant or any member of its network.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

        Not Applicable.

ITEM 18.    FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Barbier Frinault & Autres
41, rue Ybry
95276 Neuilly-sur-Seine Cedex

The Directors and Shareholders of Transgene

        We have audited the accompanying consolidated balance sheets of Transgene and its subsidiary (the Company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Transgene and its subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

                      Neuilly sur Seine, France
                      June 5, 2003

                      BARBIER FRINAULT & AUTRES
                      Ernst & Young
                      Pierre Bourgeois

TRANSGENE CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Refer to Notes
		2002	2002	2001	2000
		US$(1)	€	€	€
ASSETS
Current assets:
Cash and cash equivalents	5	57,145	54,491	71,810	28,483
Accounts receivable, net	6	1,463	1,395	507	2,372
Inventories, net	7	194	185	212	247
Grants receivable		0	0	610	1,829
Value-added tax recoverable, net		423	403	252	22
Current portion of research and development tax credit receivable	15	885	844	2,055	1,852
Prepaid expenses and other current assets	8	399	380	435	553

Total current assets		60,509	57,698	75,881	35,358

Property, plant and equipment:
Leased buildings		3677	3,506	3,506	3,506
Leasehold improvements		7,465	7,118	7,607	7,413
Laboratory equipment		12,273	11,703	11,177	11,256
Vehicle, office and computer equipment		2,064	1,968	1,222	1,237
Work in progress		283	270	1,113	501
Investment grants received		(188)	(179)	(194)	(210)

Total property, plant and equipment, at cost	9	25,574	24,386	24,431	23,703
Less accumulated depreciation	9	(16,486)	(15,720)	(15,279)	(14,514)

Property, plant and equipment, net		9,088	8,666	9,152	9,189

Other non-current assets:
Research and development tax credit receivable-long term portion	15	324	309	1,194	3,172
Intangible assets, net	10	20	19	6	16
Other long-term assets		197	188	182	201

Total other non-current assets		541	516	1,382	3,389

TOTAL ASSETS		70,138	66,880	86,415	47,936

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands)

		As of December 31,
	Refer to Notes
		2002	2002	2001	2000
		US$(1)	€	€	€
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		2,584	2,464	2,197	2,688
Payable to employees		2,280	2,174	2,170	3,007
Provisions for contingencies	13	197	188	1,450	360
Current portion of long-term debt		159	152	168	168
Current portion of capital lease obligations	18	209	199	190	182
Deferred revenue—current		105	100	—	—

Total current liabilities		5,534	5,277	6,175	6,405

Long-term liabilities:
Interest-free loans due the AFM	2	3,197	3,049	3,049	2,670
Long term debt, net of current portion	12	160	153	305	473
Capital lease obligations, net of current portion	18	2,452	2,338	2,537	2,725
Provision for pension benefits	16	898	856	721	877

Total long-term liabilities		6,707	6,396	6,612	6,745

Shareholders' equity:
Common stock	11	24,130	23,009	23,009	13,369
Additional paid-in capital	11	181,915	173,468	173,468	122,497
Accumulated deficit		(148,159)	(141,279)	(122,873)	(100,926)
Deferred compensation		0	0	0	(5)
Accumulated other comprehensive income (loss)		9	9	24	(149)

Total shareholders' equity		57,896	55,207	73,628	34,786

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		70,137	66,880	86,415	47,936

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

		For the Year Ended December 31,
	Refer to Note
		2002	2002	2001	2000
		US$(1)	€	€	€
Revenues:
Contract research and licensing revenues		2,304	2,197	660	2,253
Grants received for research and development		9	9	600	2,471

Total revenues	4	2,313	2,206	1,260	4,724

Operating expenses:
Research and development expenses		(20,007)	(19,078)	(21,057)	(22,523)
General and administrative expenses		(3,726)	(3,553)	(2,926)	(6,888)
Restructuring expenses	13	48	46	(1,600)	—

Total operating expenses		(23,685)	(22,585)	(25,583)	(29,411)
Loss from operations		(21,371)	(20,379)	(24,323)	(24,687)

Interest income		2,163	2,063	2,455	1,819
Interest expense		(15)	(14)	(112)	(119)
Foreign exchange gain (loss)		(55)	(52)	(62)	220
Other income		16	15	17	21

Loss before tax		(19,261)	(18,367)	(22,025)	(22,746)

Income tax	14	(41)	(39)	78	267

Net loss	11	(19,302)	(18,406)	(21,947)	(22,479)

Loss per ordinary share (basic and diluted)		(1.92)	(1.83)	(2.61)	(3.89)
Weighted average number of ordinary shares outstanding		10,055,760	10,055,760	8,395,117	5,771,570
Loss per American Depositary Share (ADS) (basic and diluted)		(0.64)	(0.61)	(0.87)	(1.30)
Weighted average number of ADSs outstanding		30,167,280	30,167,280	25,185,351	17,314,710

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Year Ended December 31,
	2002	2002	2001	2000
	US$(1)	€	€	€

Net Loss	(19,302)	(18,406)	(21,947)	(22,479)
Foreign currency translation adjustments, net of nil deferred taxation	(16)	(15)	27	(17)
Minimum Liability Adjustment related to employee pension benefits (refer to Note 16)	—	—	146	(146)

Comprehensive Loss	(19,318)	(18,421)	(21,774)	(22,642)

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS EQUITY

(Amounts in thousands of euro, except share data)

	Ordinary Shares
						Accumulated Other Comprehensive Income/(loss)
	Shares (refer to note 11)	Amount	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation		Total Shareholders' Equity

At December 31, 1999	5,687,491	13,006	120,962	(78,447)	(61)	15	55,475
Exercise of options	159,000	363	1,535	—	—	—	1,898
Other components of comprehensive loss	—	—	—	—	—	(164)	(164)
Net loss	—	—	—	(22,479)	—	—	(22,479)
Amortization of deferred compensation	—	—	—	—	56	—	56

At December 31, 2000	5,846,491	13,369	122,497	(100,926)	(5)	(149)	34,786
Public Offering	4,209,269	9,640	50,971	—	—	—	60,611
Other components of comprehensive loss	—	—	—	—	—	173	173
Net loss	—	—	—	(21,947)	—	—	(21,947)
Amortization of deferred compensation	—	—	—	—	5	—	5

At December 31, 2001	10,055,760	23,009	173,468	(122,873)	—	24	73,628
Net loss	—	—	—	(18,406)	—	—	(18,406)
Other components of comprehensive loss	—	—	—	—	—	(15)	(15)

At December 31, 2002	10,055,760	23,009	173,468	(141,279)	—	9	55,207

(in thousands of US$(1))	10,055,760	24,130	181,916	(148,159)	—	9	57,896

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the year ended December 31,
	2002	2002	2001	2000
	US$(1)	€	€	€
Cash flows from operating activities:
Net loss	(19,302)	(18,406)	(21,947)	(22,479)
Adjustments to reconcile net income to net cash used in operating activities:	0	0
Depreciation and amortization	1,521	1,432	1,449	1,493
Deferred compensation expenses	0	0	5	55
Other non cash items (prepaid charges, deferred revenues, provisions etc)	(1,099)	(1,030)	26	216
Increase (decrease) in cash from:
Accounts receivable	(931)	(888)	1,865	(2,331)
Inventories	28	27	35	(82)
Grants receivable	640	610	1,219	(1,220)
Research and development tax credit receivable	2,198	2,096	1,775	1,004
Value-added tax and prepaid income tax	(172)	(164)	(230)	417
Prepaid expenses and other current assets	71	68	118	(144)
Accounts payable	237	226	(491)	87
Payable to employees	4	4	453	716

Net cash flows used in operating activities	(16,805)	(16,025)	(15,723)	(22,268)

Cash flows from investing activities:
Purchases of property, plant and equipment	(929)	(886)	(1,609)	(1,764)
Other acquisitions	(37)	(35)	(10)	(84)

Net cash flows used in investing activities	(966)	(921)	(1,619)	(1,848)

Cash flows from financing activities:
Interest-free loans from AFM	0	0	379	762
Repayments of long term debts	(176)	(168)	(168)	(168)
Principal payments on capital lease obligations	(199)	(190)	(180)	(113)
Cash proceeds from issuance of Shares	0	0	60,611	1,898

Net cash flows provided by financing activities	(375)	(358)	60,642	2,380

Effect of exchange rate changes on cash and cash equivalents	(16)	(15)	27	(18)

Net increase (decrease) in cash and cash equivalents	(18,162)	(17,319)	43,327	(21,754)
Cash and cash equivalents, beginning of period	75,307	71,810	28,483	50,237

Cash and cash equivalents, end of period	57,145	54,491	71,810	28,483

Supplemental cash flow data
Income tax paid	4	4	4	4
Interests paid	(82)	(78)	(112)	(119)
Interests received	552	526	4,314	959

(1)
Translated for convenience at € 1.00 = $1.0487, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2002, 2001 and 2000
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

1.2   Principles of presentation

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

        The consolidated financial statements include the accounts of Transgene and its only wholly-owned subsidiary in the U.S., Transgene, Inc., headquartered in Rockland, MA, which commenced operations in June 1996.

        All intercompany accounts and transactions have been eliminated.

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in euro. The "noon buying rate" is the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2002 was € 1.00 = $1.0487.

1.3   Translation of financial statements of Transgene's subsidiary

        Transgene, Inc.'s results are measured in the currency in which that entity primarily conducts its business (its functional currency). The local currency (U.S. dollar) is the functional currency for Transgene, Inc. The reporting currency of Transgene is the euro. All assets and liabilities on the balance sheets of Transgene, Inc. are translated into euro equivalents at exchange rates as follows: (1) balance sheet accounts at year-end exchange rates and (2) income statement accounts at weighted average exchange rates for the year.

        Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.

1.4   Revenue recognition

        Transgene generates revenue from technology licenses, and collaborative research, development (including cost reimbursement contracts) and production arrangements.

        Revenue from technology licenses and collaborative R&D arrangements typically consists of non-refundable up-front access license fees, research and development funding like milestone payments, and various other payments including royalties.

Up front Access Fees

        Non-refundable up-front access fees for which no further performance obligations exist, and there is no continuing involvement by Transgene, are recognized on the earlier of when the payments are received or when collection is assured.

        Revenue from non-refundable up-front access fees and certain guaranteed payments where we continue significant involvement through development collaboration or an obligation to supply product is recognized ratably over the development period and/or over the period of the manufacturing obligation.

Milestone Payments

        Milestone payments under collaborative arrangements are recognized as revenue upon achievement of the incentive milestone events and when Transgene has no future performance obligations related to the payment. Milestone payments are triggered either by the results of Transgene's research efforts or by events external to Transgene, such as regulatory approvals, the commencement of clinical trials or selection of candidates for drug development.

Royalty Revenue

        Royalties from licensees are based on third-party sales of licensed products or technologies and recorded as earned in accordance with contract terms when third-party results can be reliably determined and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

Services and Manufacturing Contracts

        Contract revenue also involves Transgene providing research and manufacturing services on a best efforts basis to certain collaborative partners. We are reimbursed based on the costs associated with the specific contract. Revenue under R&D cost reimbursement contracts is recognized as the related costs are incurred. See "Relationship With AFM" note below for further discussion.

        Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

1.5   Research and development expenses

        Research and development (R&D) costs are expensed as incurred. R&D expenses include payroll costs, costs related to collaboration agreements, costs of clinical studies and depreciation and amortization of R&D related costs.

1.6   Net loss per share

        Net loss per share is computed using the weighted average number of shares.

1.7   Cash and cash equivalents

        Transgene considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

        Transgene applies Statement of Financial Accounting Standard No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities" which requires classification of investments, based on the nature of the securities and the intent and investments goal of Transgene, as held-to-maturity, trading or available for sale.

        Cash equivalents and investments, all classified as trading, include marketable securities which are principally short term monetary instruments. The costs associated with such securities approximate fair value.

1.8   Accounts receivable, net

        Accounts receivables are recorded at their carrying value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible, based on an analysis of the aging schedule. Accounts receivables are written off when the non-collectibility has been determined to be permanent.

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

1.11 Property, plant and equipment

        Property, plant and equipment are stated at cost. Depreciation is charged to expense over the expected useful lives of the assets by the straight line method, as follows:

Years of Estimated Useful Life
Buildings and leasehold improvements	8 to 20 years
Laboratory equipment	5 years
Vehicle, office and computer equipment	3 to 5 years
Office furniture	10 years

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

1.16 Stock options

        Transgene elected to account for its employee stock option plan in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and therefore uses the intrinsic value method to account for options granted to employees for the purchase of common stock. No compensation expense is recognized on the grant date, if at that date, the option price equals the market price of the underlying common stock. Otherwise the compensation expense is recognized over the vesting period. The Company discloses the pro forma effect of accounting for stock options under Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation" which uses the fair value method.

1.17 Research and development tax credit

        Research and development costs form the basis for a tax credit, which is recorded as a current tax benefit in the period in which the expenses are incurred and the credit claimed. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its creation.

        A reduction in R&D costs could generate a tax "debit" which is not claimable by the tax authority but will offset any future tax credit.

1.18 Segment information

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

        Transgene has no material activity or assets located in geographical areas other than France except for some clinical trial studies performed overseas by external contractors.

1.19 Recently issued accounting pronouncements

        In July 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance required that a liability for exit or disposal costs be recognized at the date of an entity's commitment to an exit plan. The Company has adopted SFAS 146 as of January 1, 2003. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or operating results.

        In November 2002, FASB issued Interpretation No. 45 (or FIN No. 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in FIN No. 45 are effective for financial statements ending after December 15, 2002. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the provisions of FIN No. 45 to have a material impact on its financial position or operating results.

        In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect the provisions of SFAS No. 148 to have a material impact on its financial position or operating results, since the Company does not plan to change the current method of accounting for stock options to the fair value based method of SFAS No. 123.

2.     AFM agreement

        Transgene entered into agreements with the Association Française contre les Myopathies (AFM), a private not-for-profit association founded to fight against neuromuscular diseases. The first agreement was effective as of July 1, 1995, for a three year period, and a second agreement became effective as of October 1, 1998 for a period ending June 30, 2001. Both agreements required Transgene to operate a research program against Duchenne's Muscular Dystrophy (DMD) with funding from the AFM for this program as well as partial funding for the vectorology program. Pursuant to these agreements, the grants received from the AFM are unconditional, apart from an amount of € 3,049 received between 1995 and 2001. This loan is repayable (without interest) only in case of success of the research program against DMD or a program on vectors within the frame of the agreement for which the AFM grants have been used. For the purpose of these agreements, success means product approval. This loan is included in long-term liabilities at its nominal value.

        Transgene received grants amounting to € 510 and € 2,039 in 2001 and 2000 respectively, and a repayable loan amounting to € 381 and € 762 in 2001 and 2000 respectively.

        In December 2002, Transgene signed a third agreement retroactively effective on July 1, 2001 with a three year term. According to this agreement, AFM will refund Transgene's research and development costs incurred for the muscular dystrophy program. The costs are estimated to be € 4,500 over three years. The costs incurred by Transgene from July 1, 2001 to December 31, 2002 amounting to € 2,177 were paid to Transgene through:

  •
  a subscription to Transgene's capital increase of May 2001 for an amount of € 610 relating to costs incurred in the second half of 2001;

  •
  the refund of € 177 corresponding to the balance of the costs incurred by Transgene in the second half of 2001 (recorded under Contract research and licensing revenues);

  •
  the refund of € 1,390 corresponding to the costs incurred by Transgene in 2002 (recorded under Contract research and licensing revenues).

3.     HGS Agreement

        Under this agreement, Human Genome Sciences (HGS) received in 1998 an initial licensing fee and research funding from Transgene. Additional payments to HGS are dependent upon the number of genes which Transgene licenses and the accomplishment of certain milestones. HGS would also receive royalties on any sales and partnering revenues from any resulting gene therapy products. No payment was made to HGS in 2002, 2001 or 2000.

4.     Revenues

	December 31,
	2002	2001	2000
License fees and research revenues	2,197	660	2,253
Grants received for research and development	9	600	2,471

Total	2,206	1,260	4,724

        Revenues include revenues from license fees from various partners, primarily Aventis Pasteur, research revenues and grants received for research and development.

        In 2002, license fees and research revenues include research revenues with partners for € 1,587 and royalties received from various licensees for € 610. The variation between 2001 and 2002 correspond to the increase of research revenues with AFM. Costs refunds from the AFM under the December 2002 agreement are recorded under "License fees and research revenues". Under the previous AFM agreements, grants received from the AFM were recorded under "Grants received for research and development" (see note 2).

        In 2001, the license fees and research revenues correspond mainly to royalties received from various licensees.

        In 2000, the license fees and research revenues include:

  •
  € 1,026 of royalties for 2000 and a regularization for previous years. The amount will not be recurring.

  •
  € 1,123 of a research milestone payment by Schering Plough under a collaboration and license contract signed in 1998.

        Apart from the AFM agreement, no material additional collaboration agreement generating revenues was signed in 2002.

5.     Cash and cash equivalents

        The cash position of Transgene consists of the following:

	December 31,
	2002	2001	2000
Cash deposits	108	(345)	(87)
Short-term monetary instruments, at market value	54,383	72,155	28,570

Total	54,491	71,810	28,483

Net unrealized gains and losses included in short-term monetary instrument	1,601	6	1,865

6.     Accounts receivable, net

        Accounts receivable, net consist of the following:

	December 31,
	2002	2001	2000
Aventis Pasteur	386	306	1,256
Schering-Plough	0	0	1,075
A.F.M.	898
Other	111	201	41

Total	1,395	507	2,372

        No allowance for doubtful accounts were recorded in 2002, 2001 and 2000.

        Prior to 2002, payments due from the AFM were recorded as "grants receivable" and appeared s a specific current asset on the face of the balance sheet. The agreement signed in 2002 with the AFM (see note 2) qualifies such payments due as accounts receivable.

7.     Inventories, net

        Inventories, net consist of the following:

	December 31,
	2002	2001	2000
Raw materials (chemicals)	77	88	122
Laboratory supplies	108	124	125

Total	185	212	247

        No provisions for obsolete and slow-moving inventory were recorded in 2002, 2001 and 2000.

8.     Prepaid expenses and other current assets

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2002	2001	2000
Prepaid expenses	236	254	288
Credit note receivable	44	66	96
Personnel and social security organizations	38	53	98
Taxes	13	9	5
Other current assets	49	53	66
Deferred tax assets	—	—	—

Total	380	435	553

9.     Property, plant and equipment

        A summary of property, plant and equipment follows:

	2000	Increase	Decrease	2001
Leased building	3,506	3,506
Land, building and building equipment	7,413	197	(3)	7,607
Laboratory equipment	11,256	445	(524)	11,177
Vehicle, office and computer equipment	1,237	123	(138)	1,222
Work in progress	501	843	(231)	1,113
Net investment grants	(210)	0	16	(194)

Total, at cost	23,703	1,608	(880)	24,431

Accumulated depreciation of leased building	(1,044)	(168)		(1,212)
Accumulated depreciation of building and building equipment	(3,006)	(365)	2	(3,369)
Accumulated depreciation of laboratory equipment	(9,551)	(699)	534	(9,716)
Accumulated depreciation of office and computer equipment	(913)	(197)	128	(982)

Total, accumulated depreciation	(14,514)	(1,429)	664	(15,279)

Total, net	9,189	179	(216)	9,152

	2001	Increase	Decrease	2002
Leased building	3,506	3,506
Land, building and building equipment (1)	7,607	200	(689)	7,118
Laboratory equipment	11,177	1,381	(855)	11,703
Vehicle, office and computer equipment (1)	1,222	861	(115)	1,968
Work in progress	1,113	389	(1,232)	270
Net investment grants	(194)	15	—	(179)

Total, at cost	24,431	2,846	(2,891)	24,386

Accumulated depreciation of leased building	(1,212)	(168)	—	(1,380)
Accumulated depreciation of building and building equipment (2)	(3,369)	(316)	500	(3,185)
Accumulated depreciation of laboratory equipment	(9,716)	(716)	854	(9,579)
Accumulated depreciation of office and computer equipment (2)	(982)	(694)	100	(1,576)

Total, accumulated depreciation	(15,279)	(1,894)	1,454	(15,720)

Total, net	9,152	952	(1,437)	8,666

(1)
an amount of € 674 recorded in 2001 under land, building and building equipment has been reclassified in 2002 under vehicle, office and computer equipment.

(2)
An amount of € 486 recorded in 2001 under accumulated depreciation of building and building equipment has been reclassified under accumulated depreciation of office and computer equipment in 2002.

        Depreciation expense amounted to € 1,408, € 1,429 and € 1,379 in 2002, 2001 and 2000, respectively.

10.   Intangible assets, net

        Intangible assets, net consist of the following:

	December 31,
	2002	2001	2002
Software licenses, at cost	496	461	556
Accumulated amortization	(477)	(455)	(540)

Total, net	19	6	16

        Amortization expenses amounted to € 23, € 20 and € 115 in 2002, 2001 and 2000, respectively.

11.   Shareholders' equity

11.1 General

        At December 31, 2002, the issued and outstanding share capital of Transgene consisted of 10,055,760 ordinary shares.

        Transgene was incorporated in 1979 with 1,000,000 ordinary shares, nominal value € 0.15 representing € 152 of capital. Additional shares were issued for cash in subsequent rounds of financing in 1980, 1986, 1989, 1992, 1994, 1998 and 2001, and stock options were exercised in 1999 and 2000, increasing the number of shares outstanding to 10,055,760.

        Shares issued in 2001 generated additional paid-in capital for a amount of 12,11 € per share, bringing the total additional paid-in capital € 173,468.

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

11.3 Employee stock options and warrants

        For subscription stock options, the difference between the exercise price paid by the beneficiary upon exercise of the subscription option and the par value of the underlying share is recorded in additional paid-in capital. Subscription stock options issued after December 31, 1999 have an exercise price that equals the average of the Company's stock market price over the 20-day period prior to the issuance of the plan.

Subscription Option Plans Description

        In November 1996, the shareholders approved a stock option plan, which authorized the granting of 2,000 stock options to salaried Transgene employees. Each of these options gives the holder the right to purchase one hundred shares for each option held. As of December 31, 2002, 1,910 options (to acquire a total of 191,000 shares) were granted at an exercise price of € 11.94 per share and 90 options can no longer be granted. These options can be exercised during a period starting three years after the grant and expiring ten years after the grant. As of December 31, 2002, a total of 1,670 options have been exercised and 60 options have been cancelled.

        In February 1998, the shareholders approved a warrant plan which granted 14,000 stock warrants to Transgene directors. Each of these warrants was issued at a price of € 0.15 and gives the holder the right to purchase one share at an exercise price of € 21.95 per share. The warrants can be exercised during a period starting immediately after the grant and expiring five years after the grant. The warrants expired on February 16, 2003.

        On March 22, 2000, the Shareholders' meeting authorized the Board of Directors to grant senior management and some employees of Transgene and its group stock options for a maximum of 300,000 shares. This authorization was then renewed by the Shareholders' meeting on February 8, 2001. The Board of Directors has used this authorization on April 24, 2002. 290,000 subscription options have been granted at an exercise price of € 8.4. These subscription options can be exercised during a period starting four years after the grant and expiring ten years after the grant.

        A summary of the movements in the Transgene stock option plans is presented below:

	Number of shares	Weighted-average Exercise price €
Options outstanding as of December 31, 1999	197,000	12.65
Options exercisable as of December 31, 1999	170,000	12.76
Options granted	—	—
Options exercised	(159,000)	11.94
Options cancelled	—	—
Options outstanding as of December 31, 2000	38,000	15.62
Options exercisable as of December 31, 2000	36,000	15.83
Options granted	—	—
Options exercised	—	—
Options cancelled	(6,000)	11.94
Options outstanding December 31, 2001	32,000	16.32
Options exercisable as of December 31, 2001	32,000	16.32
Options granted	290,000	8.40
Options exercised	—	—
Options cancelled	—	—
Options outstanding December 31, 2002	322,000	9.19
Options exercisable as of December 31, 2002	32,000	16.32

        The following table summarizes the status of Transgene stock options outstanding on December 31, 2002:

	Options outstanding			Options exercisable
Exercise price (in euros)	Number of shares outstanding on December 31, 2002	Weighted-average remaining contractual life (in years)	Weighted average exercise price (in euros)	Number of shares exercisable on December 31, 2002	Weighted- average exercise price (in euros)
5-10	290,000	9.4	8.4	—	—
10-15	18,000	4.1	11.94	18,000	11.94
15-20	0	—	—	—	—
20-25	14,000	0.2	21.95	14,000	21.95

	322,000			32,000

        French companies pay French social contributions and certain salary-based taxes on the difference between the fair market value of the company's shares and the exercise price of a stock option on the exercise date, if the beneficiary disposes of the shares (or converts them to bearer form):

  •
  before a five-year period following the grant of the option in case of options granted after January 1, 1997 and granted before April 26, 2000;

  •
  or within four years after the grant, in case of options granted after April 27, 2000.

        The social charges may represent up to 48% of the above mentioned difference.

        The Company has not recorded a liability for social charges for options outstanding as of December 31, 2002 as the liability, being dependent on future trading values of the company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The fair market value of the company's shares did not exceed the exercise prices of the different stock option plans during 2002 and 2001.

Effect of SFAS 123 compared to APB 25

        Transgene accounts for its option plans under APB 25, under which compensation cost has been recorded to recognize the difference between the fair value of the stock at grant date and the exercise price. Compensation costs amounted € 0 as of December 31, 2002, € 5 as of December 31, 2001 and € 55 as of December 31, 2000.

        The group does not apply the fair value method prescribed by SFAS 123 to its subscription option plans. Under the fair value method, the compensation expense is determined for each grant of an option using an option-pricing model. The cost is recognized over the vesting period of the option.

        If the group had followed the fair value method for the stock option plans, net income and earnings per share would have been reduced to the following in 2002, 2001 and 2000:

	2002	2001	2000
Net income as reported (in '000 euros)	(18,406)	(21,947)	(22,479)
Earnings per share basic as reported (in euros)	(1.83)	(2.61)	(3.89)
Earnings per share diluted as reported (in euros)	(1.83)	(2.61)	(3.89)
Add back of compensation cost net of tax included in net income under APB 25 (in 000 euros)	—	5	55
Compensation cost net of tax pro forma using fair value method (in 000 euros)	(134)	(1)	(70)
Pro forma net income (in 000 euros)	(18,540)	(21,943)	(22,494)
Pro forma basic earnings per share (in euros)	(1.84)	(2.61)	(3.90)
Pro forma diluted earnings per share (in euros)	(1.84)	(2.61)	(3.90)

        The fair value of each option or warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the last stock options granted, in 2002: 5.0 years expected life of options, 41.3% expected stock price volatility, 0% expected dividend yield and 4.78% risk-free interest rate.

        The compensation charge for stock options vests over a period of 4 years with a weighted average vesting period of 3.4 years as of December 31, 2002. The compensation charge for warrants vests immediately upon the grant. Using the Black-Scholes option valuation model, the weighted-average fair value of options granted was € 3.10 in 2002 (no grants in 2001 and in 2000).

        The impact of applying fair value method in this pro forma disclosure is not indicative of the impact on the Group's performance in future years because additional awards may be made in future years, and actual results may differ from the assumptions used.

11.4 Earnings Per Share

        The reconciliation between basic earnings per share and diluted earnings per share is as follows. The number of shares and share equivalents used in such calculation is based on the weighted average number outstanding during the year in question.

	2002	2001	2000
Basic EPS
Income available/(loss) attributable to ordinary shareholders (in 000 euros)	(18,406)	(21,947)	(22,479)
Average outstanding shares	10,055,760	8,395,117	5,771,570
Basic earnings (loss) per share (in euros)	(1.83)	(2.61)	(3.89)
Effect of dilutive securities: warrants and subscription stock options
Number of potential additional common shares	225,333	36,500	117,672
Diluted EPS
Income available/(loss) attributable to ordinary shareholders after assumed conversion (in 000 euros)	(18,406)	(21,947)	(22,479)
Average outstanding shares—diluted method	10,281,093	8,431,617	5,889,242
Diluted earnings (loss) per share (in euros)	(1.83)	(2.61)	(3.89)

        Because of the net loss applicable to common stock for 2002, 2001 and 2000, the diluted loss per share was computed in the same manner as basic loss per share.

12.   Long-Term Debt

        Our long-term debt is comprised of the loan from the Credit Agricole Indosuez bank.

        In 1997, Transgene obtained first from the Crédit Agricole Indosuez Bank debt financing in the form of a € 1,144 bank loan, to be repaid by five yearly installments of € 168 and then two yearly installments of € 152 through March 2004. The loan bears interest at a variable rate based on the "Euribor" plus 0.5%, payable quarterly. Interest expenses amounted to € 14, € 26 and € 32 in 2002, 2001 and 2000, respectively. This loan financed leasehold improvements and is collaterized by a bank guarantee issued by bioMérieux Alliance at no cost to Transgene. There are no bank covenants on this loan.

        The balance of this bank loan (net of current portion) amounted to € 153, € 305 and € 473 as of December 31, 2002, 2001 and 2000, respectively.

13.   Provisions for contingencies

	December 31, 2001	Increase	Decrease (utilization)	Decrease (no purpose)	December 31, 2002
Provision for pension benefits (long term)	721	135			856

Provision for litigations	53		(53)		0
Provisions for contingencies	106		(106)		0
Restructuring provisions (refer to note 18)	1,290		(1,056)	(46)	188

Total short term provisions	1,450	0	(1,216)	(46)	188

Total provisions	2,171	135	(1,216)	(46)	1,044

Restructuring

	Provision balance as of December 31, 2001	Cash Payments	Non-cash Charges	Adjustment	Provision Balance as of December 31, 2002
Restructuring expenses:
Workforce reduction	1,290	(1,056)	—	(46)	188
Total	1,290	(1,056)	—	(46)	188

        On September 19, 2001, the Company announced a restructuring of its operations in order to reduce its future operating expenses. Consequently, the Company recorded initially an expense of € 1,600 related to the workforce reduction which was utilized as of December 31, 2001 for € 310.

        The workforce reduction charge of approximately €1,600 was determined based on the severance and fringe benefit charges for 29 employees. As of December 31, 2002, 28 employees had been terminated.

        The provision balance as of December 31, 2002 is included in accrued expenses and consist in miscellaneous restructuring expenses unpaid as of December 31, 2002.

14.   Income taxes

        The income tax cost in 2002 is due to the adjustment of the 2001 research and development tax credit accrued for on December 31, 2002. The income tax benefit in 2001 and 2000 is due to research and development tax credits earned by Transgene in France and recorded as current tax benefit. There was no current tax expense or benefit in the United States.

        A reconciliation between the French statutory rate of income tax and effective tax rate is as follows:

	December 31,
	2002	2001	2000
French statutory rate	33.33%	33.33%	33.33%
Change in valuation allowance	(24)%	(31.2)%	(29.8)%
Tax losses carried forward unused and lost	(9.6)%	(1.4)%	(1.7)%
Others	(0.1)%	(0.3)%	(0.6)%
Effective tax rate	(0.2)%	0.4%	1.2%
Gain (loss) before income tax	(18,367)	(22,025)	(22,746)
Total income tax cost (benefit)	39	(78)	(267)

        Transgene's deferred tax assets consist of the following:

	December 31,
	2002	2001	2000
Basis of deferred tax asset
Tax loss carryforwards in statutory accounts	119,764	103,013	79,513
R&D costs amortized for tax purposes	15,545	14,690	15,163
Licence costs amortized for tax purposes	12,578	14,976	17,374
Capital increase costs amortized for tax purposes	1,175	2,018	511
Provision for pension costs	856	721	731
Provision for contingencies	188	1,451	362
Other sources of tax assets	593	632	658
Total basis for deferred tax asset	150,699	137,005	114,312
Enacted tax rate	33.33%	33.33%	33.33%
Deferred tax asset—gross amount	50,228	45,829	38,100
Valuation allowances	(50,068)	(45664)	(37,916)

Net deferred tax asset	160	165	184

        Transgene's deferred tax liabilities consist of the following:

	December 31,
	2002	2001	2000
Excess of book over tax basis of fixed assets	479	496	552
Enacted tax rate	33.33%	33.33%	33.33%

Net deferred tax liability	160	165	184

        As of December 31, 2002, Transgene had French net operating loss carry forwards of approximately € 119,764, of which € 82,453 have no expiration date. The remaining € 37,311 net operating loss carry forwards will expire in the years 2003 through 2007, if not utilized, as follows:

	December 31,
€—Amounts in thousands Year of expiration
	2002	2001	2000
2001			904
2002		5,265	5,265
2003	2,206	2,206	2,206
2004	6,942	6,942	6,942
2005	11,022	11,022	11,022
2006	9,330	9,330
2007	7,811

Total	37,311	34,765	26,339

With no expiration date	82,453	68,248	53,174

Total	119,764	103,013	79,513

        Transgene has no U.S. net operating loss carryforwards.

15.   Income tax credit related to R&D expenses

        Transgene also has a research income tax credit receivable of € 1,153 which is recoverable, if not used to offset taxes payable, in the fourth year following its creation. Research and development tax credits are recoverable according to the following schedule:

Year of recovery	(€ '000)
2003	844
2004	203
2005	106

Total	1,153

Due to lower research and development expenses research-related income tax credit was negative in 2002 € (1.6) million compared to a positive amount of € 0.1 million in 2001. This negative amount is not required to be refunded to the tax authorities, but will be deducted from any future positive tax credits.

16.   Employee pension benefits

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

        The following table sets forth the plan status and the amounts recognized in the financial statements as of December 31, 2002, 2001 and 2000:

	For the Year Ended December 31,
	2002	2001	2000
Benefit obligation at beginning of year	874	1,104	839
Service cost	82	104	92
Interest cost	48	54	45
Restructuring	(113)	(128)	—
Settlement	—	(59)	59
Actuarial loss (gain)	(135)	(123)	69
Benefits paid	—	(78)	—

Benefits obligation at end of year	756	874	1,104

Unrecognized actuarial loss	99	(36)	(198)
Unrecognized actuarial prior service cost	—	(119)	(178)
Unrecognized actuarial transition obligation	1	2	3
Minimum Liability Adjustments	—	—	146

Accrued benefit cost	856	721	877

        Net periodic pension costs for 2002, 2001 and 2000 consist of the following components:

	2002	2001	2000
Service cost:
Benefits carried during the period	82	104	92
Interest cost on projected benefit obligation	48	54	45
Settlement	—	(59)	60
Restructuring	(113)	(94)	—
Amortization of unrecognized prior service cost	119	59	59
Amortization of actuarial net loss (gain)	—	5	9
Amortization of net transition obligation	(1)	(1)	(1)
Total cost	135	68	264
Service paid	—	(78)	—

Net periodic benefit cost	135	(10)	264

        Assumptions used in the accounting were:

	As of December 31,
	2002	2001	2000
Discount rates	5.0%	5.0%	5.5%
Rates of increase in compensation levels	3.0%	1.0-3.4%	1.0-3.4%

        Transgene's U.S. subsidiary formed in 1996 employs 1 person with few years of service. Periodic expenses and total projected benefit obligations for this employee are not material.

17.   Related party transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list prices on a purchase order basis.

        Transgene, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMérieux. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services.

        During the year 2002, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  a services agreement with ACCRA, under the terms of which ACCRA provides certain management fees to us and will receive € 0.1 million per year from us. ACCRA is the family holding company of our chairman;

  •
  a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. We will receive fees in the amount of € 80,000 in payment of those services. We received € 20,000 in 2002. bioMérieux is an affiliate of NBMA and ACCRA;

  •
  the purchase of a report on the markets and perspectives of human therapeutic and prophylactic vaccines written by ANO Consultants et Participations, a company managed by a member of the board, for € 50,800.

        No such transaction requiring authorization of the board existed in the years 2001 and 2000.

        As of December 31,2002, accounts receivable from the Mérieux group amounted to € 29. There were no accounts payable to the Mérieux group.

        The Crédit Agricole Indosuez bank debt (see Note 12) is guaranteed by bioMérieux Alliance at no cost to Transgene.

18.   Fair value of financial instruments

	2002		2001		2000
	As Reported	Fair Value	As Reported	Fair Value	As Reported	Fair Value
Cash and cash equivalents	54,491	54,491	71,810	71,810	28,483	28,483
Research and development tax credit	1,153	1,090	3,249	3,062	5,022	4,566
Capital lease obligations (long term portion)	2,338	1,927	2,537	2,046	2,725	1,859
Interest-free loan from AFM	3,049	2,184	3,049	2,120	2,668	1,863

        Fair value is determined based on expected future cash flows, discounted at market interest rates. SFAS 133 does not impact Transgene.

19.   Lease commitments

        Transgene has leased one building under a capital lease since 1994. Capitalized costs of € 3,506 (including land of € 160) are included in property, plant and equipment, at December 31, 2002, 2001 and 2000.

        Rental expense under the capital lease amounted to € 254, € 266 and € 199 and yearly interest amounted to €64, € 85 and € 86 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The original leases contract provides for a deferred amortization of a part of the capital lease. The reimbursement schedule was renegotiated in 1998.

        Future minimum lease payments under capital lease obligations are as follows:

2003	256
2004	381
2005	384
2006	448
2007	452
After 2007	862
Total minimum lease payments	2,783
Less amount representing interest	(245)
Present value of net minimum lease payments	2,537
Less current portion	199
Long-term portion	2,338

        Transgene also leases a building under an operating lease. The agreement with respect to such lease was signed in March 1983 and renewed in 1993 and 2001 for 9 years. Rental expense is recomputed yearly in relation to changes in French real estate inflation rates.

        As a result and assuming the renewal of the lease under the same terms, future minimum lease payments under this operating lease due for future fiscal years are as follows:

December 31,
2003	736
2004	736
2005	736
2006	736
2007	736

        Rental expense under this operating lease for the years ended December 31, 2002, 2001 and 2000, was approximately € 736, € 698 and € 717, respectively.

        Other operating leases (mainly office and laboratory equipment) were not material.

ITEM 19. EXHIBITS

Exhibit Number	Description
1(1)	Statuts, or by-laws, of the Registrant (English Translation).
2(2)
Form of Deposit Agreement entered into among the Registrant and The Bank of New York, as Depository, and holders from time to time of American Depository Receipts issued thereunder, including the form of American Depository Receipt.
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.
99.1(6)	Certification pursuant to 18 U.S.C. Section 1350.

(1)
Filed herewith.

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

(6)
Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSGENE
Dated: June 18, 2003	By:	/s/ JEAN-FRANÇOIS CARMIER Jean-François Carmier Chief Executive Officer

Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934

I, Jean-François Carmier, certify that:

1.
I have reviewed this annual report on Form 20-F of Transgene;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 18, 2003	By:	/s/ JEAN-FRANÇOIS CARMIER Jean-François Carmier Chief Executive Officer

Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934

I, Philippe Poncet, certify that:

1.
I have reviewed this annual report on Form 20-F of Transgene;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 18, 2003	By:	/s/ PHILIPPE PONCET Philippe Poncet Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
  ITEM 8. FINANCIAL INFORMATION.
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17. FINANCIAL STATEMENTS.
  ITEM 18. FINANCIAL STATEMENTS.
TRANSGENE CONSOLIDATED BALANCE SHEETS (Amounts in thousands)
TRANSGENE CONSOLIDATED BALANCE SHEETS (continued) (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except share and per share data)
TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (Amounts in thousands of euro, except share data)
TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2002, 2001 and 2000 (Amounts in thousands of euros, except share and per share data)
  ITEM 19. EXHIBITS
SIGNATURES
Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934
Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934