Form 20-F
period 2003-12-31
TRANSGENE SA
filed 2004-06-14
CIK 1056910

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
—OR—
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003
—OR—
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to

Commission File Number: 0-29636

TRANSGENE
(Exact name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

FRANCE
(Jurisdiction of incorporation or organization)

11, rue de Molsheim
67000 STRASBOURG, France
(Address of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, or ADSs, each representing one-third of one Ordinary Share, no nominal value	The Nasdaq National Market
Ordinary Shares, no nominal value*	The Nasdaq National Market

*
Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission.

        Securities registered pursuant to Section 12(g) of the Act: None

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

        This Annual Report contains forward-looking statements. The forward-looking statements are principally contained in the sections called "Item 3. KEY INFORMATION—Risk Factors", "Item 4. INFORMATION ON THE COMPANY" and "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to technological advances and the progress of our product development programs; developments with respect to clinical development of product candidates, clinical trials and the regulatory approval process; our expectations regarding the various products we are developing, including our ability to commercialize and manufacture those products; our estimates regarding our capital requirements and our needs for additional financing; changes in, and measures required for compliance with, governmental regulations; our ability to obtain and enforce effective patents; our business abilities and the performance of our personnel; availability of qualified personnel; and our ability to obtain rights to technology and to establish advantageous commercial relationships with appropriate strategic partners.

        You can generally identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the section called "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. You should read this Annual Report and any documents that we incorporate by reference in this Annual Report completely and with the understanding that our actual future results may be materially different from our stated expectations. We may not update these forward-looking statements, even though our situation may change in the future.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

Selected Historical Financial Data

        You should read the selected historical consolidated financial data below with the audited consolidated financial statements and the notes thereto and the section entitled "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." This information has been extracted or derived from the audited consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, for the years ended December 31, 1999 through December 31, 2003.

	Year Ended December 31
	2003		2002(1)	2001(1)	2000(1)	1999(1)
	US$(2)	€	€	€	€	€
	(Amounts in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract research and licensing revenues	3,098	2,459	2,197	660	2,253	647
Grants received for research and development	53	42	9	600	2,471	3,678

Total revenues	3,151	2,501	2,206	1,260	4,724	4,325
Operating expenses:
Research and development	(25,518)	(20,257)	(19,149)	(21,057)	(22,523)	(21,810)
General and administrative	(5,384)	(4,274)	(3,616)	(2,922)	(6,888)	(4,309)
Restructuring expenses	118	94	46	(1,600)	—	—

Total operating expenses	(30,783)	(24,437)	(22,719)	(25,579)	(29,411)	(26,119)

Loss from operations	(27,633)	(21,936)	(20,513)	(24,319)	(24,687)	(21,794)
Interest and other income (expenses)	1,337	1,061	2,012	2,298	1,941	2,752

Gain (loss) before income tax benefit	(26,296)	(20,875)	(18,501)	(22,021)	(22,749)	(19,042)
Income tax benefit (cost)	—	—	(39)	78	267	818

Net (loss)	(26,296)	(20,875)	(18,540)	(21,943)	(22,479)	(18,224)
(Loss) per ordinary share(3)	(2.62)	(2.08)	(1.84)	(2.61)	(3.89)	(3.21)
Net (loss) from operations per share(4)	(2.75)	(2.18)	(2.04)	(2.90)	(4.28)	(3.84)
Weighted average number of shares outstanding	10,055,760	10,055,760	10,055,760	8,395,117	5,771,570	5,679,842
Consolidated Balance Sheet Data:
Cash and cash equivalents	44,014	34,940	54,491	71,810	28,483	50,237
Total assets	57,716	45,818	66,880	86,415	47,936	66,888
Long-term liabilities(5)	7,556	5,998	6,396	6,612	6,745	5,920
Common Stock outstanding	28,984	23,009	23,009	23,009	13,369	13,006
Additional paid-in capital	221,218	175,612	175,419	175,285	122,497	120,962
Accumulated deficit	(206,721)	(164,103)	(143,230)	(124,690)	(100,926)	(78,447)
Total shareholders' equity	43,484	34,519	55,207	73,628	34,786	55,475

(1)
For the years ended December 31, 2002 and 2001, certain reclassifications relating to accounting for stock-options have been made to conform the financial information for these years to the accounting principles used for the year ended December 31, 2003 (see Item 5: Operating and Financial Review and Prospects—Expenses and Note 1.16 to our consolidated financial statements). For the years ended December 31, 2000 and 1999, such reclassifications have not been made. If the accounting principles which we currently apply to stock options were applied to the financial data for these years, total operating expenses would increase € 11 thousand and € 548 thousand for 2000 and 1999, respectively, and net loss would have been € 22,490 thousand and € 18,772 thousand, respectively. Loss per ordinary shares for 2000 and 1999 would have been € 3.90 and € 3.31, respectively.

(2)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

(3)
Computed on the basis described in Note 11 to the audited consolidated financial statements.

(4)
Computed on the basis described in Note 1.6 to the audited consolidated financial statements.

(5)
Excludes the current portions of long-term debt and of capital lease obligations.

Exchange Rate Information

        We publish our consolidated financial statements in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar could affect the U.S. dollar price of our ADSs on the Nasdaq National Market.

        In this annual report, references to "euro" or "€" are to euro and references to "dollars" or "$" are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in euro. The "noon buying rate" is the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2003 was € 1.00 = $1.2597.

Average Annual Exchange Rate

        The following table sets forth for the periods indicated how many U.S. dollars it would take to buy one euro at the applicable noon buying rates.

Average Rate(1)
($ per € 1.00)
1999	1.06
2000	0.92
2001	0.89
2002	0.95
2003	1.14

(1)
The yearly averages of the noon buying rates for euro were calculated using the average of the noon buying rates on the last business day of each month during the relevant period.

Average Monthly Exchange Rate

        The following table sets forth the high and low noon buying rates for the period indicated.

	High	Low
	($ per € 1.00)
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801
June 2004 (through June 2)	1.2250	1.2210

Risk Factors

        The risks identified below could cause our actual results to differ materially from our expectations. If any of the risks described below occurs, our business, financial condition or results of operations could be harmed. In this case, the trading price of our shares or ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business

Gene therapy and/or our approaches to gene therapy may be unsuccessful and there may never be a market for the products, if any, that we develop.

        Gene therapy is a relatively new medical technology and, to our knowledge, no gene therapy product has been approved for commercialization anywhere in the world, except for the product of a Chinese biotechnology company which was approved in China in early 2004. Preclinical and clinical data on the safety and efficacy of gene therapy is limited and therapeutic efficacy has been demonstrated only on a limited basis. We do not know whether gene therapy treatment, even if effective initially, will have a lasting effect.

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

All of our potential gene therapy products are in research, preclinical development or early stage clinical trials, and the favorable results of some of our trials to date may not be indicative of the broad results for a large number of human patients.

        We are at an early stage of development and all of our potential gene therapy products are in research, preclinical development or early stage clinical trials. Even though our product candidates which are ready for or undergoing clinical testing have shown successful results in animal models, we may not be able to replicate these results with humans. Consequently, you should not rely on the results in our animal models as being predictive of the results that we will see in our clinical trials with humans. We have reported that several of our gene therapy treatments were showing early indications of therapeutic benefit. These reports, however, are preliminary and are based upon the results in a small number of patients. As is the case with all biopharmaceutical products under development, actual results with more data may show less favorable outcomes.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could substantially delay or prevent us from marketing any products.

        Prior to marketing a product in Europe or the United States, any product we develop must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the European Medicines Evaluation Agency, the French Agence Française de Sécurité Sanitaire des Produits de Santé or the United States Food and Drug Administration. These approval processes are typically lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in trials for regulatory approval. Approval by a regulatory authority in one country does not ensure approval in any other country. If we do not receive the necessary approvals, we will not be able to generate revenues and will not become profitable. Factors that raise uncertainty in obtaining these regulatory approvals include:

  •
  gene therapy is still a technology under development;

  •
  to date, there has been only limited research and development in gene therapy using adenoviral, vaccinia or other vectors, which we believe will cause clinical trials to proceed more slowly than clinical trials involving traditional drugs;

  •
  we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

  •
  we are not aware of any gene therapy products that have obtained marketing approval from a regulatory agency, except for the product of a Chinese biotechnology company which was approved in China in early 2004;

  •
  the regulatory requirements governing gene therapy products are uncertain and are subject to change; and

  •
  data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals.

We may experience delays in commencing and completing clinical trials of our products.

        We may encounter problems in clinical trials which cause us or the appropriate regulatory authority to delay, suspend or terminate these trials. We have been experiencing slow enrollment of patients for some of our clinical trials and may encounter the same or similar problems in the future, including the chance that we may not be able to conduct clinical trials at preferred sites or begin or successfully complete clinical trials in a timely fashion, if at all. We may enter into contractual arrangements with third parties to conduct our clinical trials. Any failure by these third parties to perform may delay or terminate our trials. Furthermore, the relevant regulatory authorities may suspend clinical trials at any time if any of them believes that the patients participating in trials are being exposed to unacceptable health risks or if any of them finds deficiencies in the clinical trial process or conduct of the investigation. In the United States in 2002, the Food and Drug Administration placed a clinical hold on gene therapy clinical trials using retroviral vectors after two participants in such a trial in France developed what appeared to be a leukemia-like illness. We are not developing retroviral vectors and do not use retroviral vectors for any of our product candidates.

Adverse events in the field of gene therapy may negatively impact regulatory approval or public perception of our products.

        The death in September 1999 of a patient undergoing viral-based gene therapy in a clinical study conducted by another organization at the University of Pennsylvania was widely publicized and public hearings were held by governmental agencies. In response, the FDA now requires submission of monitoring plans for gene therapy clinical trials, and the U.S. Health and Human Services Department (which oversees the FDA) has developed a group of initiatives to strengthen protections for patients in all clinical trials. In 2002, two young boys who had received an ex vivo gene therapy for their severe immune disease in the course of a clinical trial at the Necker Hospital for Sick Children in Paris, developed a leukemia-like illness, which induced the investigators and the regulatory authorities to discontinue the trial. These and other adverse events experienced in clinical trials other than ours could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. Increased scrutiny could delay or increase the costs of our product development efforts or clinical trials.

        The commercial success of our potential products will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapies are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy in general could result in greater government regulation and stricter labeling requirements of gene therapies and could limit the demand for any products we may develop.

Our manufacturing capacity for clinical trials is limited, and to commercialize any products, we will need to obtain appropriate regulatory approvals, expand our manufacturing capacity and develop a marketing and sales force. If we lose access to critical materials obtained from single-source suppliers, we may experience delays in manufacturing or negative effect on costs.

        Our ability to separately manufacture different products in quantities sufficient to conduct clinical trials is limited by the capacity of our current manufacturing plant. As a result, we may not be able to conduct multiple trials simultaneously. If we encounter capacity limitations or other disruptions in our manufacturing, our clinical trial programs could be delayed. If that happens, our submission of potential products for regulatory approval and our initiation of new development programs would be delayed. We must also ensure that critical biological materials which we produce are protected from the risk of loss, such as through the failure of proper temperature control due to an electrical power outage.

        Our existing clinical manufacturing plant does not currently have regulatory approval to produce commercial products or have sufficient manufacturing capacity to produce our products on a commercial scale. We may experience delays or other difficulties in obtaining the necessary regulatory approvals. We may incur substantial expenses to expand our manufacturing capability or to contract with others to manufacture our products for us. As a result, we may experience delays in the manufacture of our products and we may be unable to price our products competitively.

        In order to market and sell any proprietary gene therapy products which we may develop, we will need to hire a marketing and sales force with relevant pharmaceutical experience, or make appropriate arrangements with strategic partners to market and sell our products for us. Building a marketing and sales force is expensive and time consuming and could delay any product launch.

        We obtain materials used in the manufacture of our product candidates from a number of suppliers, some of whom are our sole qualified source of these materials. We qualify the suppliers of our clinical materials according to cGMP regulations. If we were to lose access to critical materials from any of these sole-source suppliers, we would be required to obtain a new source of materials. Although we seek to protect ourselves by establishing relationships with other suppliers, it could take us several months to qualify new suppliers before we could use their materials in the manufacture of our products.

To develop our business, we may need to obtain rights to proprietary genes and other third party technologies which may not be available or may be costly; if we do not achieve certain milestones, we may lose some of the rights we have already obtained.

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

        For the reasons described above, we have already entered into some technology license agreements. Some of these license agreements require us to achieve development milestones. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business.

We have a history of operating losses and expect to incur significant additional operating losses.

        We have generated operating losses since 1993 after we repositioned ourselves in 1992 as a biotechnology company specializing in gene therapy. As of December 31, 2003, we had an accumulated deficit of approximately € 164.1 million. We expect to incur substantial additional operating expenses over the next several years as our research, development, preclinical testing and clinical trial activities increase.

        We do not have any gene therapy products that have generated any commercial revenue and our only revenues to date from our gene therapy activities have been from collaboration agreements and payments from the Association Française contre les Myopathies, a private not-for-profit association founded to combat neuromuscular diseases. In February 2003, our collaboration agreement with Schering-Plough expired. Accordingly, we do not expect to receive any future revenues or payments under that agreement as Schering-Plough has discontinued its development program for a p53 gene therapy and did not exercise its rights to license new genes.

        We expect that our only sources of revenue for the foreseeable future will consist of additional payments from collaborative partners, if any, governmental or non-governmental grants, if any, and interest income. We do not expect to generate revenues from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

        We anticipate that our current cash reserves will enable us to fund our operations through mid-2005. We will require substantial funds to continue research and development, including preclinical and clinical testing of potential products, to establish pilot-scale and commercial-scale manufacturing processes and facilities, to expand quality-control, regulatory, marketing, sales and administrative capabilities, and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

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

        Our success will depend in part on our ability to obtain effective protection for our products and processes, so that we can stop others from using our inventions, proprietary information and know-how. In addition, we must operate in a way that does not infringe or violate the intellectual property rights of others. If we are unable to protect our patents and proprietary information and know-how or to develop products and processes that do not violate the rights of others, we may be unable to successfully commercialize any of our products.

        Our patent position, like that of other biotechnology and pharmaceutical companies, is highly uncertain. The standards which the U.S. Patent and Trademark Office, the European Patent Office and their foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is no uniform worldwide policy regarding the subject matter and scope of claims granted or allowable in biotechnology patents. Consequently, we cannot be certain as to the type and scope of patent claims that may be issued to us in the future. Further, there is no uniform, worldwide jurisprudence regarding the scope of claims granted or allowable in biotechnology patents, or the scope of protection afforded to patent holders, and jurisprudence in these areas may evolve too quickly to allow us to respond adequately. Consequently, we cannot be certain as to the type and scope of patent claims that may be upheld by a court of law or whether the claims will cover the activities of our competitors. Even if we are able to develop commercially significant patent positions, our patents may be invalidated, may be held to be unenforceable, or may be substantially narrowed in litigation.

        We also rely on unpatented proprietary technology, processes, know-how and data, which we protect in part through confidentiality agreements with our employees, consultants and collaborators. We may not have adequate remedies if these agreements are breached. In addition, our competitors may independently develop this proprietary information.

Proceedings to obtain or enforce patents and litigation of third party infringement claims are expensive and time consuming and could limit our patent and proprietary rights.

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

        We are currently involved in several patent opposition proceedings:

  •
  We initiated an opposition proceeding with six other companies against a European patent of Vical, Inc. covering the use of plasmid-DNA as a vector. The European Patent Office revoked Vical's patent on December 13, 2001. Vical appealed that decision on February 11, 2002. Oral proceedings are scheduled on January 17, 2005. If the revocation decision is overturned and Vical's patent is upheld, we may be prevented from selling in Europe the muscular dystrophy product we are currently developing or we may be required to obtain a license from Vical to do so. We may be unable to obtain a license from Vical on commercially reasonable terms, or at all.

  •
  Novartis AG initiated an ongoing opposition proceeding in 2001 against our European patent covering a method of preparing a viral vector by intermolecular recombination in a prokaryotic cell. The European Patent Office revoked our patent on January 22, 2003. We appealed that decision; oral proceedings will take place on October 6, 2004. If the revocation decision is not overturned, we will not be able to derive further revenues from licensing our technology covered by the revoked patent. Merck & Co., Inc. is a licensee under that patent and if the revocation decision is not overturned, we may not be able to receive royalties from Merck attributable to that patent.

  •
  Novartis, together with GenVec, Inc. also initiated in 2001 an ongoing opposition proceeding against our European patent covering new complementing cell lines for defective adenovirus vectors. GenVec withdrew from the opposition in 2003. Oral proceedings were held on May 26, 2004 and our patent was upheld with modifications. Novartis may appeal this decision.

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

  •
  We initiated an ongoing opposition proceeding against a European patent of the regents of the University of Michigan covering compositions comprising a nucleic acid vector intended for intratumoral injection; oral proceedings will take place on September 30, 2004. If this patent is not revoked, we may be prevented from selling our product candidates designed for tumor injection, Ad-IFNg and Ad-IL2, in Europe, or we may be required to obtain a license from the Regents of the University of Michigan to do so. We may be unable to obtain a license from the Regents of the University of Michigan on commercially reasonable terms.

  •
  We initiated an ongoing opposition proceeding against a European patent of Chiron covering compositions comprising at least two different viral vectors. If Chiron's patent is not revoked, we may be unable to use compositions of our viral vectors.

  •
  We initiated an ongoing opposition proceeding against a European patent of Got-A-Gene covering a complex between a virus and a cell targeting substance.

  •
  We initiated an ongoing opposition proceeding against a European patent of the University of Texas covering re-targeted second generation adenoviral vectors.

        If any of our patents in the above opposition proceedings is revoked, we will not be able to prevent others from using the technologies covered. If any of the patents from third parties in the above opposition proceedings that we initiated is upheld, we may be unable to use our own similar compositions in Europe, or we may need to seek a license from the patent holder. There is no guarantee that we may obtain such a license on commercially reasonable terms or at all.

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

The development and commercialization of some of our product candidates will depend on collaborations with others. If our collaborators are not successful or if we are unable to find collaborators in the future, we may not be able to develop these products.

        Our strategy for the research, development and commercialization of some of our product candidates requires us to enter into contractual arrangements with corporate collaborators and third parties. We currently have no collaborative agreements regarding any of our product candidates. We may not be able to develop and commercialize some of our products if we are unable to enter into acceptable collaborative arrangements.

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

        Mr. Christophe Mérieux, who succeeded his father Mr. Alain Mérieux as our chairman in October 2002, and other members of the Mérieux family indirectly control TSGH which owns 70.3% of our outstanding shares. As a result, Mr. Mérieux would have the ability to control all matters requiring approval by our shareholders, including the election of directors, payment of dividends and certain significant corporate transactions. His interests may differ from your interests. This concentration of ownership could affect the liquidity of our shares and ADSs and have an adverse effect on the price of our shares or our ADSs. It may also impair or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over then current market prices for their shares or ADSs.

We were a passive foreign investment company for U.S. tax purposes for the years 2002 and 2003 and we may be a passive foreign investment company for the year 2004 and future years. As a result, you are subject to special U.S. tax rules.

        We were a PFIC for 2002 and 2003, based upon our review of our existing financial data for 2002 and 2003, because more than 50% of our assets generated passive income in each of these years. Consequently, for any U.S. holders holding our shares or ADSs during 2002 and 2003, such shares or ADSs were considered PFIC shares or ADSs in 2002, and will be considered PFIC shares or ADSs in 2003 and all subsequent years unless such holder makes a qualified electing fund or mark-to-market election. While our strategy is to enter into research, collaboration and other agreements for future years, we may not be able to successfully conclude any such agreements. For U.S. holders purchasing shares or ADSs after 2003, there is a risk that we will be classified as a PFIC for 2004 and for future years, and you should evaluate any investment in our shares or ADSs accordingly. See "Item 10. ADDITIONAL INFORMATION—Taxation-Taxation of U.S. Investors."

Voting by shareholders and ADS holders may be limited due to ownership notification requirements. Holders of ADSs will not benefit from double-voting rights.

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

        The creation of double-voting rights for shareholders who hold their shares in registered nominative form for more than three years has been approved by the shareholders at the extraordinary general meeting of June 9, 2004. An ADS holder who wants to take advantage of double-voting rights will need to submit the ADS to the Depositary and withdraw the underlying share, which must then be held in registered nominative form for at least three years before the shares bear the double voting rights.

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

        At December 31, 2003, we had issued options to purchase an aggregate of 302,000 shares. We issued options in 2004 to purchase up to an additional 2,000 shares. Your percentage ownership will decrease when the options are exercised. Moreover, additional sales of our shares or ADSs by us will decrease your percentage ownership and could cause our share or ADS price to decline.

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

        Our registered office is located at 11, rue de Molsheim, 67000 Strasbourg, France, and the telephone number at that location is (33) 3-88-27-91-00.

        Transgene, Inc., our U.S. subsidiary, was incorporated in June 1996 and monitors our clinical trials in the U.S. Its office is currently located at 800 Hingham Street, Rockland, Massachusetts 02370-1052, and its telephone number at that location is (781) 871-2935. We expect that Transgene, Inc. will be relocated during 2004 to Kensington, Maryland.

        Our principal capital expenditures amounted to € 0.9 million, € 0.9 million and € 1.6 million in 2003, 2002 and 2001, respectively. They consisted primarily of purchases of laboratory and manufacturing equipment, as well as modifications at our production facility in France to keep equipment to pharmaceutical standards level. We expect to incur higher capital expenditures in 2004 principally because of the purchase of a new integrated information system, all of which will be paid out of our cash reserves, as in previous years. We had no material divestitures during the last three financial years and do not expect to have material divestitures in 2004.

Business Overview

        We are a biopharmaceutical company dedicated to the discovery and development of products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present. Our primary focus is the development of gene therapy product candidates for the treatment of cancer. We believe that our competitive advantages over other gene therapy companies include: (1) our portfolio of product candidates for the treatment of cancer; (2) our proprietary vector platforms; (3) our integrated capabilities from research to development; (4) intellectual property that we own or control; and (5) our ability to manufacture clinical and the initial commercial quantities of biopharmaceuticals. However, because gene therapy is a relatively new medical technology whose safety and efficacy have not yet been proven on a large scale, our business and competitive advantages are subject to a number of uncertainties, as described above under "ITEM 3. KEY INFORMATION—Risk Factors."

        We are using our proprietary vector technology to develop products for the treatment of cancer and Duchenne's Muscular Dystrophy. We are currently developing five products for the treatment of cancer, four of which are currently in clinical trials. We are also developing Myodys, a product candidate for the treatment of Duchenne's Muscular Dystrophy, which has completed a Phase I clinical trial. See "Our product candidates under development."

Gene Therapy through Gene Transfer for in vivo Production of Therapeutic Proteins

        Gene therapy is a method for the treatment or prevention of disease. Gene therapy involves delivering genes to a patient's cells to provide the cells with certain genetic information. The cells use the genetic information to produce proteins which combat disease. Genes are segments of deoxyribonucleic acid (DNA) present in each cell in the body that provide the information that cells use to produce proteins. Each cell in the body has the ability to produce thousands of the different proteins that are essential for cellular structure, function and growth. Protein production begins in the nucleus of the cell when the gene is copied, a process called "gene expression." The absence or defective structure of specific genes may change the composition or pattern of proteins expressed by the cell, causing acquired diseases, such as cancer, as well as certain inherited diseases such as muscular dystrophy. Gene therapy aims to give the patient's own cells the genetic information required to express the needed proteins, thus targeting the cause of the disease.

        The development of safe, efficient and adaptable methods of delivering genes into cells is a key factor in establishing effective gene therapy. A therapeutic gene must be incorporated into a delivery system or "vector" which, when coupled with that gene, will transport it into target cells of the patient's body. Therapies using gene transfer are currently divided into two approaches:

  •
  in vivo (inside of the body) gene therapy consists of administering directly to the patient a pharmaceutical composition containing the therapeutic gene and a vector to carry the gene to the target cells of the patient; and

  •
  ex vivo (outside of the body) gene therapy, or cellular therapy, consists of removing cells from a patient, cultivating these cells in appropriate laboratory conditions and using a vector, most often a retrovirus, to insert the functional gene into the cells and then re-injecting the modified cells to the patient. This method was used in a clinical trial at the Necker Hospital for Sick Children in Paris with infants suffering from severe immune deficiencies. Although most of these children are well, months after their treatment two of them developed severe adverse responses, which led the investigators and the regulatory authorities to put the trial on hold. We are not developing cellular therapies.

        We believe that in vivo gene transfer will be a valuable therapeutic solution, either alone when no other treatment exists, as is the case for genetic diseases such as muscular dystrophies, or certain cancers, or in combination with other treatments such as chemotherapies or protein-based drugs, when synergistic therapeutic effects are needed to combat the disease.

        Because of the potentially vast number of different genes to be transported, the wide variety of organs and tissues whose cells must be targeted for genetic therapy of different diseases, and the wide range of potential uses for gene therapy, different families of vectors are likely to be necessary for the effective treatment of numerous diseases. We are using three of our proprietary vector platforms in our current portfolio of product candidates. See "ITEM 4. INFORMATION ON THE COMPANY—Vector Technology."

Our Competitive Advantages

We have a portfolio of several product candidates.

        We have product candidates in Phase I, Phase I/II and Phase II clinical trials and other product candidates in preclinical research. Our portfolio is comprised of:

  •
  five product candidates for the treatment of cancer, two of which are cancer vaccines, two of which are immunotherapy products, and one of which is a suicide gene directed chemotherapy product:

  –
  two cancer vaccine product candidates in Phase II clinical trials for the treatment of different clinical indications (prostate cancer, lung cancer, cervical dysplasia and renal cell carcinoma);

    –
    two immunotherapy product candidates in Phase I/II clinical trials for the treatment of various solid tumors, including malignant melanoma and cutaneous lymphoma; and

    –
    one product candidate for the treatment of cancer in preclinical research ready to enter Phase I clinical trials; and

  •
  one product candidate that completed a Phase I clinical trial for the treatment of Duchenne's Muscular Dystrophy.

We have multiple vector technology platforms.

        Our vector technology platforms are designed to maximize the potential for gene therapy applications. We believe that our ability to offer differentiated vector technologies for gene delivery, each customized for different clinical situations, will enable us to develop more effective gene therapy applications for cancer.

        We believe that the potential benefits of our vector technology platforms include:

  •
  Safety. We have developed new generations of vectors for our principal vector platforms with enhanced safety profiles—adenoviral vectors with reduced risk of generating an uncontrolled replicating virus, attenuated vaccinia virus vectors based on viral strains unable to replicate in human cells. We are also developing vectors with the capability to target specific cell types and are enhancing their efficacy and safety;

  •
  Flexibility. Our platforms provide a choice between vector systems with different attributes, thus allowing the selection of the most appropriate vector for different diseases;

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

        We have filed and continue to file patent applications to protect our proprietary vector technologies as well as related processes and other technologies. We own over 200 European and United States patents and patent applications. In addition to our patented products, processes and technology, we have licensed the rights to use the patented products, processes and technology of others.

We are able to manufacture clinical and initial commercial quantities of biopharmaceuticals.

        We operate our own manufacturing facility at Illkirch, France at which we currently manufacture all quantities of our product candidates for use in our clinical trials. This multi-purpose facility was designed to comply with U.S. and European Good Manufacturing Practices and physical confinement regulations for genetically manipulated organisms. In parallel to the development of the manufacturing process, we have developed our own expertise in quality control and quality assurance. We have a dedicated quality control laboratory that will enable us to perform a large part of the quality control internally, on both intermediate products and on any final products. We have designed our quality assurance program to comply with regulatory requirements regarding the quality and safety of pharmaceutical products for human use. In 2003, we completed equipping this facility to enable it to manufacture the initial commercial quantities of our products, if any, that are approved for use and sale.

Strategy

        Our strategy is to develop gene therapy products for the treatment of cancer through early stage clinical trials and to complete, either independently or in collaboration with selected pharmaceutical or biotechnology companies, late-stage trials, manufacturing and commercialization.

        We plan to develop our product portfolio by:

  •
  selecting additional genes with therapeutic efficacy;

  •
  improving and enhancing the safety and effectiveness of our multiple, proprietary vector platforms; and

  •
  acquiring additional enabling technologies through collaborations with other third parties.

        We believe that our strategy will maximize our ability to efficiently and cost-effectively develop and commercialize gene therapy products for the treatment of cancer.

        In 2004, our priorities are to:

  •
  receive regulatory approvals to accelerate the clinical development of our immunotherapy product candidate Ad-IFNg in a Phase III clinical trial in cutaneous lymphoma;

  •
  prepare a Phase II clinical development plan for our Ad-IL2 immunotherapy product, based on the final results from the Phase I/II trials;

  •
  establish a strategic relationship to obtain the funding needed to carry out Phase III clinical testing of our cancer vaccine candidates and commercialize them;

  •
  complete the preparations for the launch at the beginning of 2005 of a Phase I clinical trial of our MVA-FCU1 product candidate;

  •
  continue to develop our portfolio of product candidates by selecting the most promising approaches arising out of our research; and

  •
  prepare for raising new capital to provide further funding for our research and operations before we exhaust our current cash reserves.

Cancer Therapy

        Current therapies for most types of cancer focus on either surgical or radiotherapeutic eradication of the primary tumor as the best opportunity for cure. If metastasis, or the spread of malignant cells to other parts of the body, has occurred or develops after an attempt at control of the primary tumor, the patient's outlook deteriorates. Chemotherapy and hormonal therapy are primarily used for cancer which has metastasized. However, except for certain less common types of tumors (such as pediatric acute leukemia, Hodgkin's Disease and testicular cancer), few patients are cured by these therapies, and improvements in survival have been difficult to demonstrate in many common tumor types. We believe that cancer is a promising field for treatment using our vector technologies because the great variety of cancers and stages of disease call for different targeted approaches.

        Our approaches to cancer product development are principally aimed at stimulating the body's immune system to induce rejection of tumors. The immune system is the body's natural defense system against foreign molecules, called antigens. The body's immune system, which is regulated by a variety of proteins called cytokines, combats any foreign antigen in two different ways: humoral and cellular. The humoral response generates proteins called antibodies which act against these foreign antigens. The cellular response uses specialized cells called cytotoxic T lymphocytes (CTLs) to eliminate the cells that are infected or have become cancerous. Immunotherapy seeks to stimulate the patient's immune response to generate antibodies and CTLs that attack cancer cells.

        We are pursuing two approaches to stimulate the body's immune system against cancer cells: antigen-specific vaccines (cancer vaccines) and immune enhancement therapy (immunotherapy). Cancer vaccines are designed for use in situations in which the tumor antigen has been well identified and in which the same tumor antigen is found in many patients. The gene sequence for that antigen is incorporated into our therapeutic vaccine, and it produces both a humoral and cellular immune response against that antigen throughout the body. The vaccine thus produced can be administered subcutaneously in order to provoke a systemic reaction against the foreign antigen.

        Immunotherapy does not require the identification of a specific tumor antigen, but instead relies on the existence of multiple tumor antigens in each patient. To apply this approach, the gene for a cytokine is transferred directly into a tumor by injection. Our immunotherapy product candidates deliver genes for cytokines such as Interleukin-2 (IL2), which is responsible for the stimulation of CTLs, and Interferon gamma (IFNg), which, among other functions, forces cells to present antigens on their surface where they can be detected by the immune system. The cytokines can then stimulate the immune system to react against whatever tumor antigens are present. Although this approach is somewhat more complicated to administer, as it requires solid tumors or metastases accessible to intra-tumoral injection, it has the advantage of not requiring the identification of the specific tumor antigens present in a given patient.

        Our third approach to the treatment of cancer consists in a suicide gene directed chemotherapy. In this approach, the tumor is directly injected with a vector carrying a novel suicide gene, FCU1. The tumor cells are induced to transform locally a non-toxic compound in a highly toxic molecule that kills only the cancerous cells, as opposed to conventional chemotherapy which also destroys non- cancerous cells and has serious side effects.

        In addition to our cancer vaccines, immunotherapy products and suicide gene directed chemotherapy product, our research efforts are directed at approaches seeking to overcome the mechanisms that allow cancerous cells to evade the body's immune system.

Our Product Candidates under Development

        We currently have six gene therapy product candidates under development, five of which are in clinical trials. Four of these product candidates are aimed at the treatment of various types of cancer. For each of our gene therapy product candidates presently under development, we have combined a therapeutic gene with a vector that we believe is the preferred mode of gene delivery for the disease.

        Our current gene therapy product candidates for the treatment of cancer are described below.

Therapeutic Strategy	Product Candidate	Clinical Indication	Status	Results

Cancer Vaccine	MVA-Muc1-IL2	Lung cancer Prostate cancer Renal cell carcinoma	Phase II Phase II Phase II	Ongoing Ongoing (statistically significant biological effect) Ongoing

Cancer Vaccine	MVA-HPV-IL2	CIN 2-3 Vulvar intraepithelial neoplasia	Phase II Phase II	Ongoing (encouraging results with high dose) No efficacy compared to placebo

Immunotherapy	Ad-IFNg	Cutaneous lymphomas	Phase I/II	Ongoing

Immunotherapy	Ad-IL2	Melanoma and other solid tumours	Phase I/II	Ongoing

Suicide Gene Directed Chemotherapy	MVA-FCU1	Solid tumors	Preclinical	Phase I in preparation

Cancer Vaccines Under Development

        Our most advanced approach to cancer therapy uses therapeutic vaccines directed against tumor antigens. A number of antigens have been identified that are specific to cancer cells. Antigen-specific therapy is designed to induce a strong cellular immune response against these tumor antigens. To do this, the genes for the tumor antigen and the cytokine interleukine-2 (IL2) are inserted into a vaccinia virus vector. The vaccine is then injected subcutaneously. This combination of the antigen and IL2 activates CTLs which can specifically attack the cancer cells. Animal studies have demonstrated that injection of our vaccinia virus vectors, carrying both tumor antigen and IL2, produces a tumor-specific CTL response and a strong anti-tumor effect. We are currently using the Modified Vaccinia Ankara (MVA) virus as the principal vector for our cancer vaccines. The MVA virus, which is unable to propagate in human cells and therefore is incapable of causing an infection in humans, has been shown to be safe when used as a vaccine against smallpox. Further, laboratory experiments have shown that it is highly effective at enhancing the immune response. Our cancer vaccine program currently has two programs in clinical trials, one directed against the human papilloma virus (HPV) for the treatment of cervical dysplasia and the other against Muc1 for the treatment of prostate cancer, lung cancer and renal cell carcinoma. If this approach proves to be effective, other cancer antigens could be used to generate similar products.

  MVA-Muc1-IL2 Vaccine

        Our cancer vaccine candidate uses the MVA virus expressing the Muc1 antigen. The Muc1 antigen is derived from normal glandular mucus and is expressed on a wide range of normal cells in the body. However, the Muc1 antigen is expressed abnormally on the cancer cells of a majority of patients with breast cancer, prostate cancer, lung cancer and a variety of other cancers. The aim of the specific immunotherapy approach is to help the body's immune system to recognize the cancer cells as a specific target for destruction.

        We license the Muc1 gene from Imperial Cancer Research Technology Limited, the technology transfer arm of the Imperial Cancer Research Fund. This license is a worldwide exclusive license for use of the Muc1 gene in gene therapy applications using viral vectors.

        We are conducting Phase II clinical trials in patients with prostate cancer, lung cancer and renal cell carcinoma in Europe and the United States. We did not continue clinical development in breast cancer because objective responses from the first stage of our Phase II trial in this indication were insufficient to justify further trials.

        Prostate Cancer.    Historical and current statistics indicate that prostate cancer was diagnosed in approximately 180,000 men in the United States during 2000, and was responsible for over 30,000 deaths. The morbidity and mortality from prostate cancer are similar in Europe. We initiated a Phase II clinical trial in 2002 with our MVA-Muc1-IL2 cancer vaccine candidate in patients who have had primary treatment by surgery or radiation of their prostate cancer and subsequently had progressive elevation of their PSA level without evidence of metastatic disease. This progression of the PSA level suggests residual or recurrent prostate cancer. Interim results of this clinical trial showed a statistically significant decrease in the PSA progression rate. These interim results led us to continue to enroll patients to gather more data.

        Lung Cancer.    We initiated a Phase II clinical trial program in the first quarter of 2002 with the MVA-Muc1-IL2 vaccine in combination with standard chemotherapy in patients with non-small cell lung cancer, which is responsible for about 120,000 deaths per year in the United States. Interim data from the first stage of this trial gave a satisfactory rate of positive clinical responses that led us to continue with the second stage of the trial; this clinical trial is still ongoing and results are expected during the second half of 2004.

        Renal Cell Carcinoma.    Renal cell carcinoma represents approximately 2% of the cancers and is responsible for a growing number of deaths with an annual increase in the number of deaths between 1.5 and 6%, ranking number six in the mortality rates relating to cancer. Approximately 30% of the patients already have non operable metastases when their cancer is first diagnosed and 20 to 50% of patients with localized tumor develop metastases after their kidney is removed. Renal cell carcinoma does not respond to chemotherapy and 10 to 20% of the patients respond to cytokine (IL2 and/or IFN-a) therapy.

        We initiated a Phase II clinical trial in the third quarter of 2002 in patients with renal cell carcinoma expressing the Muc1 antigen. The patients will first receive sub-cutaneous injections of the vaccine alone. Standard immunotherapy will be added to the MVA-Muc1-IL2 vaccine for the patients whose disease progresses. This design of the clinical trial will enable us to evaluate the vaccine as a monotherapy and in combination with the conventional treatment of this cancer. Results from the trial are expected during the third quarter of 2004.

  MVA-HPV-IL2 Vaccine

        Our other vaccine candidate uses the MVA virus expressing two genes of a specific sub-type of HPV, genotype 16. The HPV infection is spread sexually. Although most of the people infected with HPV spontaneously eliminate the viral infection within six to 12 months, HPV infection has been causally linked to pre-cancerous changes and cancer of the cervix, when the infection is not eliminated. Cervical cancer is diagnosed in approximately 80,000 women each year in the United States and Europe and is responsible for about 35,000 deaths annually. All women with cervical cancer are infected with HPV and over 50% of these are infected with HPV 16. HPV infections are even more common in developing countries of Central and South America and elsewhere, and cervical cancer is correspondingly more prevalent in those countries than in the United States and Europe.

        The use of the diagnostic pap smear allows for the diagnosis of pre-cancerous lesions and cervical cancer at very early stages. If diagnosed early, at the pre-invasive stage of the disease, local surgery is effective in virtually all patients. However, cervical cancer remains a serious health concern if all lesions are not treated and detected in a timely fashion. As the cancer progresses locally and invades more deeply into the cervix and the uterus, more extensive surgery or radiation is required for cancer treatment, and an increasing percentage of women may ultimately develop widespread cancer. Therapy of widespread cervical cancer relies on radiotherapy in conjunction with chemotherapy. The use of a therapeutic cancer vaccine could be of value to treat pre-cancerous conditions, from silent, persistent HPV infections pre-cancerous lesions.

        Intra-epithelial neoplasia.    We completed enrollment in a Phase II trial in France, in women suffering from high grade intra-epithelial neoplasia (CIN 2-3), with the aim to evaluate the clinical and biological efficacy of the vaccine as measured by the elimination of CIN lesions after six weeks. The analysis of the data from 27 patients shows promising results in terms of clinical and histological responses, HPV clearance as well as a dose-related effect. Based on these results, we are submitting a new Phase II clinical trial protocol with the highest dose, which will allow for a prolonged period of observation after vaccination (up to six months instead of six weeks).

        Vulvar intra-epithelial neoplasia.    We have also completed another Phase II clinical trial of the MVA-HPV-IL2 vaccine in patients with vulvar intra-epithelial neoplasia (VIN3). The clinical results from this trial showed no significant difference between the patients treated with the vaccine compared to the placebo controlled group, probably due to the low dose used and the advanced stage of the disease of the patients.

Immunotherapy

        In addition to our cancer vaccines, our approach to cancer therapy also seeks to develop tumor-killing cellular immune responses in various kinds of cancer. Immunotherapy relies on the fact that there are tumor antigens present in all tumors, even though the identity of many of these antigens is not known. Under this approach, a tumor is directly injected with our product that carries the gene for the appropriate cytokine. These cytokines have been chosen because of their known ability to stimulate the body's immune system. The injection causes the tumor cells to be transfected with the appropriate gene and the cytokine is produced locally within the tumor. The local stimulation of the immune system attacks the cancer both at the injected tumor site and at tumor sites elsewhere in the body. Our strategy for immunotherapy uses our improved adenoviral vector and is focused on the interleukin-2 (IL2) and interferon gamma (IFN-g) genes and their production of the corresponding cytokines.

  Ad-IL2

        Our immunotherapy product candidate using the IL2 gene is intended to treat malignant melanoma, renal cell carcinoma and other metastatic solid tumors susceptible to treatment using intratumoral injection.

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

        In January 2003, we completed a Phase I clinical trial with our Ad-IL2 product candidate in patients with metastatic melanoma and other types of solid tumors at advanced stages. Based on the data from the trial, we were encouraged to expand it into a Phase I/II, to test an intensified dosing schedule and a combination with chemotherapy. Data from 26 patients show that the treatment is well tolerated, including at the highest dose, with side effects limited to local reactions at the site of injection, fever, headache and transient lymphopenia; dose dependent levels of IL2 in the sera of the patients are clearly observed, as well as a number of responses sufficiently significant to further expand the trial to obtain additional data.

        In parallel with the ongoing Phase I/II trial, we are pursuing an extensive pre-clinical program in mouse models to identify the most promising development directions for this product candidate. We are evaluating the synergistic reactions between cytokines such as IL2 and certain chemotherapy drugs or radiotherapy. Our pre-clinical research program is testing this concept of a "chemo-immunotherapy' with Ad-IL2 with the objective of decreasing the toxicity and improving the efficacy of the treatment, in comparison with the treatment with recombinant IL2.

  Ad-IFNg

        Interferon gamma (IFNg) is one of the most important cytokines, having multiple effects on the immune system. One of the most important of these effects is its ability to cause cells to express abnormal, or foreign, antigens on the external cell membranes where such antigens can be attacked by the body's immune system. IFNg, administered systemically as the protein, has been tested in patients with advanced kidney cancer and with malignant melanoma.

        In January 2003, we completed a Phase I clinical trial with our Ad-IFNg product candidate in patients with primary T-cell cutaneous lymphoma (CTCL) and multi-lesional cutaneous lymphoma (CBCL), in three successive cohorts. Clinical responses and stabilizations of disease were observed in most patients. These responses were confirmed by histological analyses. We extended the trial as a Phase I/II trial targeting a larger patient population in different cutaneous lymphomas subtypes, with the possibility for multi-tumor injections.

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

        Based on the results from our Phase I clinical trial, we applied for the designation of our product candidate, Ad-IFNg, as an orphan drug in Europe. In July 2003, Ad-IFNg was granted designation of "Orphan Medicinal Product' for the treatment of CTCL by the European Medicines Agency (EMEA). The Orphan Medicinal Product designation promotes the development of drugs to treat rare diseases or life-threatening conditions by providing marketing exclusivity to approved orphan products for ten years following regulatory approval, as well as assistance by the EMEA in establishing clinical protocols for the development of the product. A product granted the Orphan Medicinal Product designation must undergo complete clinical testing, and therefore is subject to the same risk factors as other products under development. (See "ITEM 3—KEY INFORMATION—Risk Factors".)

Suicide Gene Directed Chemotherapy

        In addition to our cancer vaccines and immunotherapy products under development described above, we have a third approach to the treatment of cancer that aims at obliging the tumor cells to produce themselves the chemotherapeutic compound that will kill them. This novel product candidate, MVA-FCU1, was recently selected from our research programs to become our next candidate for clinical development. Preparations are ongoing for the launch of a Phase I clinical trial in patients with metastatic colorectal cancer with this candidate at the beginning of 2005.

        MVA-FCU1 uses our MVA vector platform and a novel suicide gene called FCU1 designed by our scientists. This novel gene is a fusion of two genes from yeast. FCU1 transforms a non-toxic compound (5-FC) into a highly toxic molecule, 5-FU (a well known molecule already used as cytotoxic agent against cancer, but with severe side effects when administered intravenously). MVA-FCU1 is injected directly into the tumor leading to the expression of the gene in the tumor cells. 5-FC is then administered orally, causing the tumor cells expressing FCU1 to metabolize 5-FC into 5-FU, resulting in the tumor cells' death. 5-FU thus is produced only locally by the tumor cells and does not generate the side effects observed with 5-FU standard chemotherapy. We have demonstrated in pre-clinical studies that FCU1 is more effective than the other suicide genes p53 and HSV-tk due to a powerful "bystander effect" (which requires the gene to be transferred to only a fraction of the tumor cells to kill the whole tumor cells population).

  Our other new approaches

        Our approach to select our new product candidates aims at identifying genes or combinations of genes to counter the mechanisms that allow tumors to escape the body's natural immune defenses. We are currently evaluating new cytokines as well as new ways of stimulating the immune system, to generate new immunotherapy product and vaccines candidates, for which we are also seeking to select new tumor specific antigens.

Myodys®, Our Gene Therapy Product candidate for the Treatment of Muscular Dystrophy

        In addition to our gene therapy programs directed toward the treatment of cancer, we are conducting a broad research and clinical development program, in partnership with the Association Française contre les Myopathies (AFM), directed toward the treatment of Duchenne's Muscular Dystrophy.

        Duchenne's Muscular Dystrophy is the most common inherited disease affecting skeletal muscle and occurs with a frequency of one in 3,500 males. This disorder is caused by a mutation in the dystrophin gene, a very large gene that is necessary for the correct functioning of muscle cells. In this disorder, the dysfunction of the muscle cells leads to muscle degeneration, paralysis and death in childhood. Various organs are affected, including the heart, diaphragm and general musculature, complicating the task of delivering the therapeutic dystrophin gene.

        We completed a Phase I clinical trial with a plasmid-based vector carrying the full-length dystrophin gene at the end of 2002. The purpose of this clinical trial was to determine the safety of the product candidate, its ability to allow dystrophin expression in muscle cells following direct intramuscular injection of the vector and its potential impact on the immune response to the newly expressed dystrophin in patients. In addition to the good tolerance of product, the results from this trial demonstrated for the first time that it is possible to obtain local expression of dystrophin in patients with Duchenne/Becker's muscular dystrophies following the administration of a plasmid containing the human dystrophin gene, without any detectable immune reaction under the trials experimental dosing and time conditions. Ultimately, the treatment of Duchenne's Muscular Dystrophy will require efficient delivery of the dystrophin gene to skeletal muscles, the diaphragm and the heart. For this purpose, we are designing a new intra-vascular delivery technique with Mirus Corp., one of our collaborators, which has shown efficient plasmid vector-based gene transfer in entire limb muscles in large animal models. Our next objective is to develop this technology to treat Duchenne's Muscular Dystrophy patients. We are currently working with the AFM on continued development of a new plasmid with the goal of increasing the protein expression level and extending the targeted muscle regions. We also selected and registered a trademark for this candidate product: Myodys.

Vector Technology

        Since 1992, we have conducted research into molecular biology techniques for gene transfer and gene therapy leading to the development of multiple vector technologies. We are presently focusing on two main vector families: adenoviral and poxviral. We are not conducting additional research programs with our non viral vector platform, except for our research and development activities for the Myodys product candidate. We have focused our development efforts on in vivo administration of standardized products.

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

        We have research programs for our vector platforms that are directed to giving each of them specific features to optimize their performance and safety, by

  •
  seeking to take advantage of synergistic effects by using different vectors in combination, for more efficient vaccination protocols;

  •
  retargeting the vectors to the tumor;

  •
  directing the insertion of the gene of interest to the most appropriate site of the vector's genome;

  •
  generating viral vectors having the ability to selectively replicate in tumors, to increase the level of therapeutic protein delivered by the gene;

  •
  evaluating our immunotherapy product and cancer vaccine candidates in combination with conventional treatments of cancer; and

  •
  generating new production cell lines for large-scale manufacturing.

Adenoviral Vectors

        Adenoviral vectors are used for in vivo gene delivery primarily because of their ability to transfer genes efficiently into a variety of cell types. We believe that we have successfully addressed the disadvantages associated with earlier generations of adenoviral vectors by developing or obtaining rights to new proprietary adenoviral vectors and cell lines for their production. Our vectors carry selected multiple deletions in the adenoviral genome that confer the following properties:

  •
  potentially reduced toxicity;

  •
  minimal risk of generating uncontrolled self-replicating virus during production of the vector; and

  •
  high level and stable gene expression in vivo.

        In order to further improve the vectors for our new products aimed at treating cancer, we are focusing our research on optimizing the size and site of deleted sequences for increased efficiency and safety, and modifying the surface of the virus to permit tissue specific targeting. Our researchers are developing new methods to engineer the vector to increase its ability to enter cells, and redirect it to tumors. We are evaluating new vectors carrying a new peptide that is able to bind to various cancer cells. We have also introduced mutations into our adenoviruses that impair binding of the virus to its known entry pathways, thus eliminating its natural infectiousness (and thus potential side effects). This further increases the vector's selectivity. In addition, the identification of tumor-specific promoters allows selective expression of the therapeutic genes in tumor cells. We believe that these new features improve the efficiency and the safety of our vectors and the potential for selective transduction of primary tumors and metastases.

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

        We have developed a new generation vector based on the Modified Vaccinia Ankara (MVA) strain that is unable to propagate in human or other mammalian cells and therefore is incapable of creating an infection in humans. The MVA strain has also been extensively tested in humans as a smallpox vaccine, and its safety and efficacy demonstrated in that application. The new MVA vector is currently being used in our Phase II clinical trials of cancer vaccines for a number of cancer indications.

        Our early research and development with the vaccinia virus led to the development and commercialization by Merial of a rabies vaccine for animals, which is used extensively in Europe and the United States.

Collaborations and Licensing

        As part of our business strategy, we intend to develop and commercialize our gene therapy technology platform and products both independently and in collaboration with other companies. We currently have one such active collaboration with the Association Française contre les Myopathies.

Agreement with the Association Française contre les Myopathies

        We have renewed for the third time our agreement with the Association Française contre les Myopathies (AFM) in December 2002, for a three-year term, starting on July 1, 2001, to fund research and development for gene therapy treatment of neuromuscular diseases, particularly Duchenne's Muscular Dystrophy. Under the renewed agreement, the AFM agreed to refund our expenses on the research and development program, which are estimated at € 4.0 million for the three years of the program. Pursuant to the agreement, we received from the AFM € 2.2 million from July 1, 2001 to December 31, 2002 and € 1.2 million in 2003. Under the two previous agreements, we had received from the AFM € 3.0 million in the form of interest-free loans. All loaned amounts are payable upon commercial launch of a gene therapy product developed under the agreement. We have the right to develop, manufacture and commercialize any products resulting from research under this agreement. In September 2000, with the support of the AFM, we initiated a Phase I clinical trial to treat patients with Duchenne's Muscular Dystrophy to validate a gene transfer-based therapy approach for treatment of this disorder. This clinical trial was completed in January 2003, with positive results in terms of tolerance and gene expression. We expect to initiate a Phase I/II trial in 2005 with higher doses of an improved plasmid version and new delivery modalities to target larger muscle territories.

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

In-Licensing Agreements

        We are a party to several licensing agreements with pharmaceutical and biotechnology companies in order to obtain rights to the therapeutic genes and technologies used to develop our gene therapy products. We anticipate that we will be required to obtain additional licenses in order to continue the research and development of, as well as to market, certain of our product candidates. Some of our principal licensing agreements are listed below:

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

Research and Manufacture Agreements

        As part of our efforts to generate revenues before we are able to generate revenues from the sale of our product candidates, we enter into agreements with third parties under which we provide research, pre-clinical or clinical manufacturing services. In 2003, we had such agreements with the International AIDS Vaccine Initiative and bioMérieux, and received an aggregate of € 0.3 million in revenues.

Competition

        We face intense competition from pharmaceutical and biotechnology companies developing vaccines, immunotherapy, gene therapy and other therapeutic approaches for the treatment of human diseases, including cancer. In the vaccine, immunotherapy and gene therapy fields, our competitors include, among others, Biomira, Cell Genesys, Inc., Chiron Corporation, Corixa Corporation, GenVec, Inc., GlaxoSmithKline plc, Introgen Therapeutics, Inc., Medimmune, MediGene, Onyx Pharmaceuticals, Inc., Oxford BioMedica, Stressgene, Therion Biologicals Corp., Valentis, Inc., Vical Inc. and Zycos, Inc. The competition we face may arise from products already on the market or in more advanced clinical trials than any of our product candidates. Gene therapy is a new and unproven method to treat disease.

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

        We have a number of competitors with each of our technology platforms and products, including companies variously using adenoviral, adeno-associated viral, retroviral, poxviral, cellular and non-viral vectors, and companies that are emphasizing in vivo therapies. We also face competition in some of the therapeutic approaches we are currently developing.

Patents and Intellectual Property; Technology Out-licensing Agreements

        (See also "ITEM 3—KEY INFORMATION—Risk Factors".)

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

Out-licensing agreements

        In our broad portfolio of patents, we have a number of patent families which we make available for third party licensing, without impairing the protection of our own product candidates These patent families cover either technologies that can be licensed out on a non-exclusive basis or other technologies that are no longer necessary for our development strategy.

        In 2003, we signed an agreement granting Merck & Co., Inc non-exclusive license rights to our patents covering methods for the rapid generation of viral vectors, in particular adenoviral vectors, by homologous recombination.

Manufacturing

        We operate our own manufacturing facility compliant with European and U.S. Good Manufacturing Practices standards for pharmaceutical products. Operating since 1995, ours is one of the first such facilities built to manufacture gene therapy products in Europe. This facility gives us the ability to produce our own clinical grade vectors to conduct our clinical trials, and is currently our only source of clinical grade vectors. The facility has passed periodic routine inspections by the French pharmaceutical authority. We have completed a program to upgrade this facility to support Phase III clinical trials and the first phases of launching of a gene therapy product, in the event any of our product candidates advances sufficiently.

        In parallel to the development of our production processes, we have developed our own expertise for quality control (QC) and quality assurance (QA). We have a dedicated QC laboratory that includes various suites for virology, bacteriology, molecular biology and biochemistry. Our commitment is to perform the large majority of the QC testing internally on the final product and on the intermediate products. The QC laboratory operates under Good Control Laboratory Practices. The specifications for our products and standard operating procedures for our assays have been submitted to several national authorities, including the FDA.

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

        We believe that our manufacturing facilities, along with our staff in process development, manufacturing, quality assurance and quality control, and our internal medical and regulatory departments, allow us to function as a "stand-alone" organization capable of transforming scientific research into pharmaceutical products for our anticipated needs for clinical testing and initial product launch. Most of the raw materials we use are readily available from multiple sources on commercially reasonable terms. We believe that, upon completion of the upgrades to our facility, we will have sufficient capabilities to support clinical trials through the completion of Phase III and for the launch of our first gene therapy product.

        Ultimately, in order to manufacture our products on a commercial scale, we will have to build or gain access to a large-scale manufacturing facility and to hire and train a specialized workforce, at significant cost. In connection with such manufacture, we will be required to register the facility with the regulatory authorities and will be subject to inspections confirming our compliance with GMP regulations.

Government Regulation

        Our research and development, preclinical testing, clinical trials, facilities and product manufacturing and marketing are and will be extensively regulated by governmental authorities in the United States, France and other member states of the European Union and other countries. The European Medicines Agency, the Agence Française pour la Sécurité Sanitaire des Produits de Santé, the United States Food and Drug Administration (FDA) and comparable agencies in other countries impose substantial requirements on manufacturing and the development of the type of products that we are developing. These requirements include rigorous quality controls and preclinical and clinical testing. Because gene therapy is a relatively new technology and has not been extensively tested in humans, the regulatory requirements governing gene therapy products are uncertain and may undergo substantial additional regulatory review. These requirements may result in extensive delays in initiating clinical trials and in the regulatory approval process in general.

        Europe and the United States, and other countries, have lengthy approval processes for pharmaceutical products. The time required to obtain marketing approval varies among these countries. In the European Union, biotechnology products benefit from a centralized procedure to obtain marketing approval, avoiding having to seek marketing approval in each of the European countries. In the United States and in the European Union, it generally takes an average of one year from the date of application to receive marketing approval. Because certain products that we may develop are likely to involve new technologies and be based on new therapeutic approaches, these products may receive substantial additional review by various governmental regulatory authorities. As a result, regulatory approvals for our products under development may require more time than for products using more conventional technologies.

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

Organizational Structure

        We are part of the Mérieux group. TSGH, incorporated in Lyon, France holds 70.3% of our outstanding shares. TSGH is a subsidiary of ACCRA, incorporated in Lyon, France and controlled by the family of our chairman. See "ITEM 3. KEY INFORMATION—Risk Factors—Our Chairman indirectly controls Transgene."

        TRANSGENE, Inc., our wholly owned U.S. subsidiary, is currently based in Rockland, Massachusetts, and monitors our clinical development in the United States. We expect to move TRANSGENE, Inc. to a new facility in Kensington, Maryland, in the course of 2004.

Property, Plant and Equipment

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

        We incurred capital expenditures of € 0.92 million in 2003, all of which have been paid out of our cash reserves, and expect to incur similar capital expenditures in 2004 to maintain the necessary level of pharmaceutical standards at our research and production facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Following the strategic shift adopted in 1992, our activities have consisted principally of our on-going research and development programs and preclinical and clinical trials. We have not generated revenues from the sale of gene therapy products and we do not expect to receive revenues from such sales, if any, for at least several years. As a result, we have incurred operational and net losses for each year beginning in 1993. On December 31, 2003, our accumulated deficit amounted to € 164.1 million, including a non-recurring expense of € 24.7 million in 1998 for the acquisition of licenses and research and development in progress from Human Genome Sciences, Inc. We anticipate that we will continue to incur losses for the next several years. See "Item 3. Key Information—Risk Factors."

Funding of activities

        We have funded the cost of our activities primarily through the sale of equity securities, which have provided gross proceeds of € 193.6 million. See "Liquidity and Capital Resources" below.

        We have also earned income through (i) payments from pharmaceutical companies and other collaborative partners for contract research and manufacturing, as well as royalties for out-licensed technology, (ii) interest income and (iii) through the year 2001, grants for research and development.

        The AFM Agreement.    Our most important source of contract revenue is our agreement with the Association Française contre les Myopathies ("AFM") (French Association against Muscular Dystrophy), which was renewed for three years in December 2002. According to the current agreement, AFM has agreed to refund our research and development costs incurred in connection with our muscular dystrophy program for the three-year period starting July 1, 2001. These costs have been estimated to be € 4.0 million in total. Pursuant to the agreement, we have recorded refunds from AFM of € 1.218 million, € 1.390 million and € 0.510 million for the years ended December 31, 2003, 2002 and 2001, respectively. See Note 2 to our consolidated financial statements.

        Interest income.    Interest income consists of interest earned on our cash and cash equivalents, which amounted to an average of € 44.9 million, € 62.2 million and € 57.4 million in 2003, 2002 and 2001, respectively. We invest our cash in managed funds consisting of short-term, interest-bearing, investment-grade securities.

        Grants.    Subsequent to June 30, 2001, payments received under the agreement with AFM have been recorded under "revenues from contract research and licensing agreements", whereas under our earlier agreements with AFM they were recorded under "grants".

Expenses

        Our expenses consist primarily of research and development costs and general and administrative expenses, as well as restructuring expenses.

        Research and development expenses.    Research and development expenses include the costs related to laboratory and pre-clinical research, clinical trials and the manufacturing of product candidates for clinical testing. We manufacture clinical batches of our products candidates in our pilot plant located in the outskirts of Strasbourg. Research and development expenses also include depreciation and maintenance costs for our manufacturing facility, as well as support functions such as intellectual property development and maintenance.

        General and administrative expenses.    General and administrative expenses consist primarily of the costs related to the general and financial management of the company, to communications activities and business development.

        Restructuring expenses.    In 2001, Transgene decided on a restructuring plan and booked a € 1.6 million one-time charge based on the estimated severance and fringe benefits for 29 employees. The plan was implemented over the years 2001, 2002 and 2003. As of December 31, 2002, 28 employees had been terminated and the balance of the provision amounted to € 0.188 million. As of December 31, 2003, all employees had been terminated. An unused portion of the restructuring provision amounting to € 0.1 million was therefore reversed in 2003.

        Note regarding accounting for stock-options.    For the year ending December 31, 2003, we elected to account for our employee stock option plan in accordance with the provisions of the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation", which uses the fair value method. Previously, we used Principles Board Opinion, No. 25 (APB 25), "Accounting for Stock Issued to Employees", and disclosed the effect of SFAS 123 compared to APB 25. In the present document, financial information for the years ended December 31, 2002 and 2001, have been restated to reflect the application of SFAS 123. Under SFAS 123, the amortization charges relating to stock options increase by the following amounts as compared to the charges which would be recorded under APB 25:

In thousands of €	Research and development	General and administrative	Total
2001	—	1	1
2002	71	63	134
2003	94	99	193

Income tax

        Our income tax comprises three components: current income tax, research-related tax credits and deferred income tax.

        Current income tax.    Our current income tax is nil as long as we continue incurring losses deductible for tax purposes in France.

        Research-related tax credits.    Under French tax policy, the research-related tax credit generated in a given year is equal to 50% of the increase in research and development expenses over the average of the two preceding years. The research-related income tax credit in a given year can be carried forward and, if it is not used to offset income taxes payable, is recoverable in cash from the French government in the fourth year following its generation. For the years 2003, 2002 and 2001, we received a total in cash of € 4.8 million as result of research-related tax credits generated in the years 1999, 1998 and 1997. Negative tax credits, which can result from a reduction in research and development expenses compared to the average of the two preceding years, are not required to be paid to the tax authorities, but must be deducted from future positive tax credits for five years. As of December 31, 2003, we had a negative research-related tax credit of € 1.350 million, due to the reduction in our research and development expenses in 2002 compared to the average of the two preceding years.

        French research-related tax credit computation rules were amended effective January 1, 2004. New computation rules intended to yield higher tax credits provide for a calculation based on both the effective research and development expenses in the given year and the increase in research and development expenses over the average of two previous years. Future French tax policy may change again and may not continue to provide us tax credits for our research and development programs and the loss of such credits could increase our net losses.

        Deferred income tax.    As of December 31, 2003, the significant components of our deferred tax assets included (i) French net operating loss carry-forwards of € 143.7 million (which have no expiration date under current French tax policy), (ii) French research and development costs amortized for tax purposes of € 13.4 million and (iii) French license costs amortized for tax purposes of € 10.2 million. We have depreciated our deferred tax assets to zero because we lack reasonable assurance that we will be able to recover those tax assets in the foreseeable future. As a result, no deferred tax income has been recognized in the statement of operations.

Results of Operations

Year ended December 31, 2003 Compared to Year ended December 31, 2002

  Revenues

        For 2003, revenues increased to € 2.5 million from € 2.2 million in 2002.

        Contract research and manufacturing.    Reimbursements from AFM for our research and development in muscular dystrophy amounted to € 1.218 million and € 1.390 million in 2003 and 2002, respectively. We also received reimbursement from AFM of € 177 thousand in 2002, corresponding to a portion of the costs incurred in the second half of 2001 (see Note 2 to the consolidated financial statements). For 2003, we also earned revenues of € 0.3 million from contract manufacturing of pre-clinical lots of constructs for the International AIDS Vaccine Initiative (IAVI) and bioMérieux.

        Licensing.    Royalties and fees earned on out-licensed technologies contracts increased to € 1.0 million in 2003 from € 0.6 million in 2002. They reflected primarily royalties earned on the Raboral anti-rabies vaccine marketed by Merial and the up-front fee earned on the license contract signed with Merck & Co., Inc in January 2003. The license contract with Merck is for the use of technology we developed to permit the highly efficient and rapid generation of recombinant viral vectors.

  Operating expenses

        Operating expenses increased 7.5% to € 24.4 million for 2003 from € 22.7 million for 2002.

        Research and development.    Research and development expenses increased 6.2% to € 20.3 million for 2003 from € 19.1 million for 2002.

        Expenses for clinical trials increased in 2003, as we included 149 patients in 2003, compared to 115 patients in 2002. Transgene also opened 13 new clinical trial centers in 2003.

        Manufacturing costs increased in 2003 compared to 2002 mainly due to the scheduled 10-year quality review of our manufacturing equipment. Depreciation expenses also increased due to our recent investments to upgrade our MVA production facility and to commission our conditioning equipment in late 2002. In 2003, as a result of terminating basic research for synthetic vectors, some members of the research staff were reassigned to our manufacturing department. Process development expenses were stable in 2003.

        In 2003, we pursued the streamlining of our unused patents portfolio to save patent maintenance costs. As a result, patent maintenance costs declined, leading to an overall decrease of support functions expenses.

        General and administrative.    General and administrative expenses increased 19.4% to € 4.3 million in 2003, compared to € 3.6 million in 2002, principally as a result of higher business development staff costs (two people joined the business development department in the fourth quarter of 2002) and higher communications and legal expenses.

        Restructuring expenses.    An unused portion of the restructuring provision amounting to € 0.1 million was reversed.

  Loss from operations

        Loss from operations increased 6.9% to € 21.9 million for 2003 from € 20.5 million for 2002.

  Interest and other income

        Interest income decreased to € 1.2 million in 2003 from € 2.1 million in 2002. This decrease was primarily a result of lower cash and cash equivalents held and of lower interest rates. Average cash and cash equivalents held in 2003 and 2002 was € 44.9 million and € 62.2 million, respectively. They were invested in funds yielding interests based on the EONIA variable rate (Euro Overnight Index Average) plus a margin. The average EONIA in 2003 and 2002 was 2.36% and 3.36% respectively.

        Our interest expense was unchanged at € 0.1 million for both 2003 and 2002 and corresponded to interest on the capital lease for our manufacturing plant. Foreign currency loss of € 32 thousand in 2003 was principally attributable to the decline in the value of the U.S. dollar compared to the euro.

  Income tax

  Current income tax

        Current income tax is nil, as we are incurring losses deductible for tax purpose in France.

  Research-related tax credit

        The research-related tax credit generated in 2003 amounted to € 0.250 million and was offset against the negative tax credit of € 1.6 million caused by the decrease in research and development expenses in 2002 compared to the average of the two preceding years. The resulting negative balance of € 1.350 million is not required to be refunded to the tax authorities, but will be deducted from future positive tax credits over the next four years.

        As of December 31, 2003, we had a research-related income tax credit receivable of € 0.3 million, of which € 0.2 million generated in 2000 and € 0.1 million generated in 2001 would be recoverable in 2004 and 2005, respectively. As anticipated, we received in the third quarter of 2003 € 0.8 million of research-related tax credit which originated in 1999.

  Deferred income tax

        As of December 31, 2003, the significant components of our deferred tax assets included (i) French net operating loss carryforwards of € 143.7 million (which have no expiration date under current French tax policy), (ii) French research and development costs amortized for tax purposes of € 13.4 million and (iii) French license costs amortized for tax purposes of € 10.2 million. Deferred tax assets have been depreciated to zero and no deferred tax income has been recognized in the statement of operations, because we the lack reasonable assurance that we will be able to recover these tax assets in the foreseeable future.

  Net loss

        As a result of the foregoing, our net loss increased to € 20.9 million in 2003 from € 18.5 million in 2002.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

  Revenues

        For 2002, revenues increased to €2.2 million from € 1.3 million for 2001.

        Contract research and manufacturing and technology licensing.    Revenues from contract research and manufacturing and from technology licensing agreements increased to € 2.2 million in 2002 from € 0.7 million in 2001. This increase was primarily due to the increase in reimbursements received under the AFM agreement in connection with our muscular dystrophy program. The reimbursement for 2002 amounted to € 1.39 million, compared to € 0.51 million for 2001.

        Grants.    Grants received for research and development decreased to almost zero in 2002 from € 0.6 million in 2001 due to the recording of the AFM payments under "revenues from contract research and licensing agreements" rather than as "grants."

  Operating expenses

        Operating expenses decreased 11.3% to € 22.7 million for 2002 from € 25.6 million for 2001.

        Research and development.    Research and development expenses decreased 9% to € 19.1 million in 2002 from € 21.1 million in 2001. This decrease was principally due to restructuring measures implemented at the end of 2001 and the beginning of 2002, pursuant to which we reduced our headcount by about 15%. This decrease in operating expenses was partially offset by the increased number of patients included in our clinical trials.

        General and administration.    General and administrative expenses increased 24% to € 3.6 million in 2002 from € 2.9 million in 2001. This increase was primarily attributable to the additional staff in business development in 2002.

        Restructuring expenses.    In 2001, we took a provision for restructuring costs in an amount of € 1.6 million. The provision was used in 2002 and 2001 in the amounts of € 1.1 million and € 0.3 million, respectively.

  Loss from operations

        Loss from operations decreased to € 20.5 million for 2002 from € 24.3 million for 2001.

  Interest and other income

        Interest income decreased to € 2.1 million in 2002 from € 2.5 million in 2001. This decrease was primarily a result of lower cash and cash equivalents held and of lower interest rates.

        Our interest expense was unchanged at € 0.1 million for both 2002 and 2001. Foreign currency loss of € 0.1 million in 2002 was principally attributable to the impact of the decline in the value of the U.S. dollar compared to the euro. See "Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK—Impact of Foreign Currency Risk."

  Income tax

  Current income tax

        Current income tax was nil, as we incurred losses deductible for tax purposes in France.

  Research-related tax credit

        Due to lower research and development expenses, research-related income tax credit was negative € 1.6 million for 2002 compared to a positive amount of € 0.1 million for 2001. This negative amount is not required to be refunded to the tax authorities, but is deducted from any future positive tax credits for a period of five years.

        As of December 31, 2002, we had a research-related income tax credit receivable of € 1.2 million, of which € 0.8 million was recovered in 2003 and € 0.2 million and € 0.1 million would be recoverable in 2004 and 2005, respectively. As anticipated, we received in the third quarter 2002 € 2.1 million of French research-related tax credit which originated in 1998.

  Deferred income tax

        As of December 31, 2002, the significant components of our deferred tax assets included (i) French net operating loss carryforwards of € 119.8 million, (ii) French research and development costs amortized for tax purposes of € 15.5 million and (iii) French license costs amortized for tax purposes of € 12.6 million.

  Net loss

        As a result of the foregoing, our net loss decreased to € 18.5 million in 2002 from € 22.0 million in 2001.

Liquidity and Capital Resources

        From 1992, when we repositioned ourselves as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products, through December 31, 2003, we have financed our operations primarily through the sale of equity securities, which have provided gross proceeds of € 193.6 million, including gross proceeds of € 93.8 million and € 63.1 million from our public offerings in 1998 and 2001, respectively.

        As of December 31, 2003, our long-term debt, consisting of a capital lease obligation and a bank loan (including current portions), but excluding the loan from the AFM, which is repayable only under specific conditions (see Note 2 to our consolidated financial statements), amounted to € 2.5 million compared to € 2.8 million at December 31, 2002. As of December 31, 2003, our cash and cash equivalents balance was € 34.9 million. We invest our cash in managed funds consisting of short-term, interest-bearing, investment-grade securities.

        In 2003, our principal uses of cash were funding research and development expenses, investment in our clinical manufacturing plant, investment in equipment and working capital requirements. Net cash expenditures in 2003 amounted to € 19.6 million compared to € 17.3 million in 2002, reflecting primarily higher 2003 operating expenditures. Additionally, in comparison to 2002, net cash expenditures increased due to a lower refund of research-related tax credits (€ 0.8 million in 2003 compared to € 2.1 million in 2002) and lower interest income (€ 1.1 million in 2003 compared to € 2.0 million in 2002). These negative impacts on net cash expenditures were partially offset by lower restructuring payments in 2003 (€ 0.1 million in 2003 compared to € 1.1 million in 2002), a higher level of revenues (€ 2.5 million in 2003 compared to € 2.2 million in 2002) and favorable working capital evolution.

        We incurred capital expenditures of € 0.9 million in 2003, all of which were paid out of our cash reserves, and we expect to incur higher capital expenditures in 2004, due to the implementation of a new integrated information system in the areas of accounting, financial reporting, purchasing and inventories.

        We believe that, based on our current estimates, our existing financial resources will be sufficient to meet our financial requirements, including for our research and development activities and our anticipated capital expenditures, through mid-2005. If we incur greater than expected research and development or clinical trial expenses, we may need to seek additional financing before that date. As in the past, we anticipate that the financing of our activities for the foreseeable future will be obtained primarily through future increases of capital.

Research and Development

        Our research and development activities are described in detail under "Item 4. Information on the Company".

        Research and development expenditures amounted to € 20.3 million in 2003, € 19.1 million in 2002 and € 21.1 million in 2001. In the next several years, we intend to continue to invest substantial amounts in our research and development activities, and we anticipate an increase in our research and development expenditures.

Critical accounting policies

        Our accounting policies are described in Note 1 to our financial statements. We believe that Revenue Recognition described in Note 1.4 may require management to make difficult, subjective or complex judgments or estimates, in the event we enter into product development contracts with third parties.

Off balance sheet arrangements

        We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular disclosure of contractual obligations (as of December 31, 2003)

	Payments due by period
Contractual obligations ('000 €)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term Debt Obligations	152	152	—	—	—
Capital Lease Obligations	2,490	370	816	899	405
Operating Lease Obligations	3,040	760	2,280	—	—
Purchase Obligations	—	—	—	—	—
AFM loan	3,049	—	—	—	3,049

Total	8,731	1,282	3,096	899	3,454

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        For further details about the organization and operation of our management bodies, see the "Report from the Chairman" attached as an exhibit to his Annual Report.

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

        Presently, our board of directors consists of nine members. Except for our Chairman, none of the members is an executive officer of Transgene. French law provides that there must be at least three directors and no more than 24 directors elected by the shareholders. Our statuts provide that the board of directors will consist of between three and 15 members, each of whom is elected for a maximum term of four years. Our statuts also provide that the number of directors' terms expiring each year must be staggered so that all terms do not expire at the same time. Directors need not be French nationals and we do not limit the number of terms that a director may serve.

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

Committees of the Board

  Audit Committee

        The Audit Committee, comprised of Michel Dubois, Benoît Habert and Jacques-François Martin, is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. Dominique Takizawa, who represents TSGH on the Board of Directors is a non-voting member of the Audit Committee. The Audit Committee established by the board of directors is in compliance with generally accepted business practices in France and with the Nasdaq's independent director and audit committee requirements.

  Compensation and Nomination Committee

        The Compensation Committee, comprised of Michel Dubois and Benoît Habert, is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors. The Compensation and Nomination Committee also is responsible for evaluating and proposing candidatures for vacancies at the board or senior management level.

  Directors

        The following table provides the names of our directors, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Age	Current Position	Initially Appointed(1)	Term Expires
Christophe Mérieux	37	Chairman of the Board	1994	2006
Margaret Liu(2)	47	Vice Chairman of the Board	2000	2008
Michel Duboîs(3)(4)	60	Director	1994	2006
Arnaud Fayet	61	Director	2003	2007
Benoît Habert(3)(4)	38	Director	2000	2005
Michel Klein(2)	66	Director	2002	2006
Jacques-François Martin(3)	60	Director	2000	2005
Alain Mérieux	65	Director	1991	2007
TSGH (represented by Dominique Takizawa)(5)	47	Director	2003	2005

(1)
Dates specified for directors representing corporations relate to the entity represented.

(2)
Member of the scientific advisory board.

(3)
Member of the Audit Committee.

(4)
Member of the Compensation Committee.

(5)
Non-voting member of the Audit Committee.

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

        Margaret Liu, M.D. was appointed Vice-Chairman and member of our board of directors in November 2000, and is a member of our scientific advisory committee. She is a visiting professor at the Karolinska Institute in Sweden. She was previously Vice-President of Vaccines Research & Gene Therapy at Chiron Corporation and a former Senior Director, Virus & Cell Biology, of Merck & Co. Dr. Liu has also been on the Faculty of Harvard Medical School and a Visiting Scientist at the Massachusetts Institute of Technology (USA). She is also a council member of the NIH's NIAID, a Partnership Board Member of the European Developing Countries Clinical Trial Program, a board member of the Keystone Symposia and a WHO member of the Vaccine Advisory Committee for the Initiative for Vaccine Research. She sits on various scientific councils at the Research Institute of the Children's Hospital of Oakland, the Elizabeth Glazer Pediatric AIDS Foundation, the International Vaccine Institute of Seoul (Korea), the AIDS advocacy coalition, Transform Pharmaceuticals, the University of Pennsylvania/Wistar Institute, 3i..

        Michel Dubois is Chairman of ANO Consultants & Participations. From 1991 to 2000, he was the Chairman of Imedex, a biotechnology company which specializes in value enhancement and concept development for products of biological origin. From 1983 to 1994, Mr. Dubois was the General Secretary of Institut Mérieux, where he was also in charge of mergers and acquisitions. Prior to that, he was a consultant in strategy and management at McKinsey and a consultant in international taxation at Arthur Andersen. Mr. Dubois also serves as the Chairman of BIOTEK Partenaires and APOVIA and as a director of Stallergènes and of the board of Centre Hospitalier Saint Luc Saint Joseph. He is a graduate of the Institut d'Etudes Politiques of Paris and holds a law degree from the Faculté de Droit of Paris.

        Arnaud Fayet is Managing Director of Wendel Investissement. From 1995 to 2002, he was Executive Vice President and a member of the Compagnie Générale d'Industrie et de Participations (now Wendel Investissement). Prior to that, Mr. Fayet served as Director general, Executive Vice President and member of the board of CarnaudMetalbox. He is also a director of the boards of bioMérieux, Legrand Holding, Stallergènes and Wheelabrator, and a member of the supervisory board of Trader Classified Media. He graduated as an engineer from l' Ecole Centrale de Paris and holds a MS from Stanford University.

        Benoît Habert is President of Dassault Development, a venture-capital affiliate of Groupe Industriel Marcel Dassault that specializes in new technologies. Mr. Habert also serves as Managing Director of Habert Dassault Finance and as director of Groupe Industriel Marcel Dassault and Chapitre.com. He is also the representative of Dassault Development at the board of Unimedecine and of GIMD at the board of Nouvelle bioMérieux Alliance. He holds an L.L.B. degree in Business and Law and an MBA from INSEAD.

        Michel Klein, M.D. is a member of our scientific advisory committee. He is Managing Director of the board of CANVAC (Canada) and has held various positions as a scientist, a professor and a director in several research institutions, such as the INSERM and the University of Toronto. He was also, successively, Vice President Research of Connaught Laboratories inToronto, Vice President Group of Sciences and Technology at Pasteur Mérieux Connaught and Vice President Sciences et Technologies of Aventis Pasteur. He is a director of the boards of Neovacs, Fondation Mérieux, Partnership Board EDTCPand a member of several scientific councils at the Institute of Human Virology, Quinto, Molecular Templates, Maryland Biotherapeutics and Orvacs. He graduated from the Faculté de Médecine of Paris and was an intern at Hôpitaux de Paris—Assistance Publique.

        Jacques-François Martin is Chairman of Parteurop S.A.S,, Parteurop Developpement, and HLA-G Technologies. Until 1992 he served as Chief Executive Officer of Institut Mérieux and Pasteur Mérieux, which he joined in 1976. He is also manager of SCERICIA, Parteurop Pharma and director of the boards of BIOALLIANCE and VETOQUINOL. Mr. Martin is also the Chairman of the Vaccines for Childhood Fund and of the board of Centre Hospitalier Saint Luc Saint Joseph

        Alain Mérieux was the Chairman of our board of directors from 1991 to October 2002. He is the father of our chairman and, through direct and indirect ownership interests, they hold a controlling interest in Transgene. Mr. Mérieux is also the Chairman of Fondation Mérieux, bioMérieux, Nouvelle bioMérieux Alliance, ACCRA, SGH, bioMérieux Italia Spa, bioMérieux Hellas, Silliker Group Corp. and the manager of SCI ACCRA. Mr. Mérieux is the grandson of Marcel Mérieux, a research associate of Louis Pasteur who founded Institut Mérieux in 1897 to develop vaccines. Under Mr. Mérieux's leadership as President and Chief Executive Officer since 1968, Institut Mérieux, with its operating subsidiary Pasteur Mérieux, became a world leader in the field of preventive medicine. Mr. Mérieux is also a director of Wendel Investissemens S.A., Eurazeo, Rue Impériale, Compagnie Plastic Omnium SA, Lazard LLC, Akzo Nobel, Salk Institute Foundation, ICMEC Foundation. He holds a doctorate in Pharmacy.

        TSGH is the holding company owning 70.3% of the shares of Transgene. TSGH is represented on our board of directors by Dominique Takizawa, Chief Executive Officer of ACCRA since 2001. ACCRA is a holding company owned by Mr. Mérieux and his family. Ms. Takizawa served in various financial positions at Institut Mérieux (now Aventis Pasteur) from 1984 to 1991. She joined Rhône-Mérieux (now Mérial) as Chief Financial Officer in 1991. From 1994 to 2001, she was Corporate Controller of the Plant & Animal Health Division of Rhône-Poulenc and since 1999, of Aventis CropScience. Ms. Takizawa is a also a director of the board and Treasurer of Silliker Group Corp., a board member of bioMérieux Benelux, bioMérieux, Inc. and the representative of Nouvelle bioMérieux Alliance at the board of Orphan Pharma International, and the representative of TSGH at the board of bioMérieux SA. She is a graduate of Ecole des Hautes Etudes Commerciales and a Certified Public Accountant.

Management of the Company

        For further details about the organization and operation of our management bodies, see the "Report from the Chairman" attached as an exhibit to his Annual Report.

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

        The board of directors has appointed Jean-François Carmier as a Directeur Général Délégué, to serve as our Chief Executive Officer. The Board has also appointed Elisabeth Keppi, who holds the legal status of Pharmacien Responsable (Managing Pharmacist), as a Directeur Général Délégué. As a Directeur Général Délégué, Mr. Carmier has full authority to manage our affairs under the responsibilities of our Chairman. Ms. Keppi as Pharmacien Responsible has the responsibility of ensuring that we comply with all rules applicable to our pharmaceutical activities. She has full authority under our statuts to directly interact with all regulatory authorities, to submit applications for authorizations of any kind, to control raw materials or authorize their use and to oversee production, and she has sole authority to permit the use and sale of final products.

        If the Directeur Général and the Directeurs Généraux Délégués are directors of the board, the term of their positions as Directeur Général or Directeur Général Délégué cannot exceed that of their term as director. Mr. Carmier and Ms. Keppi are not directors of the board.

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

        In accordance with the Code de Commerce, all transactions between the company and a board member, the Chairman, the Directeur Général or a Directeur Général Délégué entered into under normal conditions must be reported by the interested individual to the Chairman. The list and subject matter of these transactions are communicated to the board and the auditors. Each shareholder has the right to obtain a list and the purpose of the transactions.

Senior Management

        The following table provides the names of our executive officers, their current positions with us and the date they first served as our executive officers.

Name	Age	Current Position	Current Position Since
Jean-François Carmier	45	Chief Executive Officer	2002
Laurence Bertaud	34	Director, Human Resources	2000
Serge Braun	43	Vice President, Research Executive	2000
Ghislaine Gilleron	51	Director of Legal Affairs and Intellectual Property	2001
Rémi Gloeckler	49	Vice President, Quality Assurance and Pharmaceutical Operations	1993
Michel Hubert	50	Vice President, Business Development	2002
Elisabeth Keppi	44	Managing Pharmacist	2001
Daniel Malarme	48	Vice President, Pharmaceutical Development	2001
Philippe Poncet	36	Vice President and Chief Financial Officer	2001
Patrick Squiban	51	Vice President, Medical and Regulatory Affairs	2000

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

        Serge Braun was appointed Vice President, Research in 2001. He joined Transgene in 1995 as a scientist in the molecular and cellular biology department and from 1996 through 2001; he was the manager of the nonviral vectorology department, one of Transgene's three proprietary technology platforms, and the project leader of the Muscular Dystrophy gene therapy program under Transgene's collaboration with the Association Française contre les Myopathies. Mr. Braun holds a degree in Pharmacy and Pharmacology from the University Louis Pasteur of Strasbourg.

        Ghislaine Gilleron, Director of Legal Affairs and Intellectual Property, joined Transgene in 1985. In 1993, Mrs. Gilleron was appointed Director of Legal Affairs and was appointed Director of Intellectual Property in 2001. Prior to that, she worked in the Legal Department at Electricité de Strasbourg. She is a graduate of the Institut d'Etudes Politiques of Strasbourg.

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

        Philippe Poncet joined us in September 2002 as Chief Financial Officer. Prior to joining Transgene, he served as Coordinator for mergers and acquisitions at Aventis CropScience. From 1991 to 1999, he held various positions with Rhône-Poulenc Aventis, including that of Chief internal Auditor, Financial Analyst and Financial Manager in the Corporate Finance department. He graduated the HEC business school in Paris (Ecole des Hautes Etudes Commerciales) in 1989.

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

Compensation

  Directors

        Only our directors who are not officers or employees of our company or employees of our shareholders or their affiliates receive compensation for their services as directors. In 2003, Mr. Christophe Mérieux was paid a total gross compensation of € 247,940 by ACCRA, the parent company of our majority shareholder TSGH.

Directors in 2003	Compensation (€000)
Christophe Mérieux	none
Michel Dubois	10
Arnaud Fayet	none
Benoît Habert	10
Michel Klein(1)	13
Margaret Liu(2)	34.2
Jacques-François Martin	5
Alain Mérieux	none
Dominique Takizawa(3)	none

(1)
Also a member of our Scientific Advisory Committee.

(2)
Vice Chairman and serves also on our Scientific Advisory Committee.

(3)
Representative of TSGH from September 2003.

  Officers

        The aggregate amount of compensation we paid for their services in 2003 to all of our current executive officers as a group (ten persons, excluding Christophe Mérieux who did not receive any compensation) was approximately € 1.2 million, including € 255,000 to Jean-François Carmier and € 65,000 to Elisabeth Keppi.

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

        Pursuant to resolutions adopted on March 22, 2000 and renewed by the shareholders on February 8, 2001, the board of directors has granted options to purchase an aggregate of 300,000 shares at an option exercise price of € 8.40 per share. Of these options, options to purchase an aggregate of 157,000 shares are held by our executive officers as a group (10 persons) and options to purchase an aggregate of 14,000 shares have been cancelled. The options are exercisable at any time, or from time to time, between four and ten years from the date of grant, but none of the granted options are exercisable at this time. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us.

        No options were granted to our executive officers during 2003.

        Under French law, directors who are not employees of the Company cannot be granted stock options. Accordingly, two such directors had received warrants to purchase an aggregate of 14,000 shares. These warrants were not exercised and expired in February 2003.

Employees

	At Year Ended December 31,
	2003	2002	2001
Total employees(1)	166	165	171
Total research and development personnel	139	138	147

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

Share Ownership

        The following table sets forth certain information regarding beneficial ownership or control of our shares by our directors, senior management and certain key employees as a group as of May 2004.

Identity of Person or Group	Amount Owned		Percentage
Christophe Mérieux	7,071,143	(1)	70.3%
Alain Mérieux	7,071,143	(1)	70.3%
TSGH	7,071,143		70.3%
Michel Dubois	*		*
Arnaud Fayet	*		*
Benoit Habert	*		*
Michel Klein	*		*
Margaret Liu	*		*
Jacques-François Martin	*		*
Directors as a group	7,071,347		70.3%
Executive officers as a group	*	(2)	*

*
Indicates less than 1%

(1)
Consists entirely of shares held by TSGH, which is controlled by Messrs. Christophe and Alain Mérieux through their ownership of their holding company ACCRA.

(2)
Before any exercise of options and warrants granted (See "Compensation of Directors and Officers").

        We have issued options to purchase our shares to certain of our executive officers. The following table sets forth certain information regarding these options and warrants and the underlying shares as of June 2003.

Name	Number of Shares Underlying Options Granted	Exercise Price/Share €	Date Expiration
Jean-François Carmier	35,000	8.40	2012
Elisabeth Keppi	10,000	8.40	2012
Other executive officers as a group	112,000	8.40	2012
Other executive officers as a group	11,000	11.94	2007 to 2008

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership or control as of May 2003 of anyone known to us to be a beneficial owner of a significant number of our shares, including those that are beneficial owners of more than 5% of our outstanding ordinary shares.

Name and Address	Amount Owned	Percentage
TSGH Chemin de l'Orme 69280 Marcy l'Étoile	7,071,143	70.3%
Human Genome Sciences, Inc. 9410 Key West Ave. Rockville, MD 20850-3338	590,311	5.9%

  Changes in Ownership

        In transfers taking place in April and July 2003, NBMA transferred all its shares to its affiliate TSGH, increasing TSGH's ownership percentage from 32.8% to 55.3% and then to 70.3%.

Related Party Transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list price on a purchase order basis.

        Our subsidiary, TRANSGENE, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMérieux. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services.

        During 2003, our board authorized the following transactions involving Transgene and affiliates of certain directors of our board:

  •
  the continuation of a services agreement with ACCRA, under the terms of which ACCRA provides certain management services to us and receives fees from us. In 2003, we paid fees in an amount of € 43,000. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux, and Ms Takizawa is the CEO of ACCRA;

  •
  the continuation and amendment of a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. In 2003, we received € 48,500 in payment of those services. bioMérieux is an affiliate of ACCRA;

  •
  a research services agreement with bioMérieux, signed in January 2004 under which we will receive € 70,000 in payment for the services consisting in the construction of certain research vaccines.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements and the notes thereto are set forth in Item 18 hereof. Significant changes that we have made to our business and strategy since December 31, 2003 are described in "Item 4. INFORMATION ON THE COMPANY."

        A summary of our unaudited consolidated financial statements for the quarter ended March 31, 2004 is set forth below:

        Condensed consolidated balance sheet

(Amounts in thousands €)	March 31, 2004
(unaudited)
Assets
Cash and cash equivalents	29,616
Other current assets	2,489
Property, plant and equipment, net	7,831
Other assets	208

Total assets	40,144

Liabilities and shareholders' equity
Current liabilities	5,038
Long-term liabilities	5,998
Shareholders' equity	29,147

Total liabilities and shareholders' equity	40,144

        Condensed consolidated statements of operations

(Amounts in thousands €)	3 months ended March 31, 2004	3 months ended March 31, 2003
	(unaudited)	(unaudited)
Total revenues	653	896

Research and development	(5,416)	(5,174)
General & administrative	(865)	(919)
Restructuring	0	0

Total operating expenses	(6,281)	(6,093)

Loss from operations	(5,628)	(5,197)
Interest and other income, net	205	357
Income tax benefit	0	0

Net loss	(5,423)	(4,840)

Loss per ordinary share	(0.54)	(0.48)
Weighted average number of shares outstanding	10,055,760	10,055,760
Loss per ADS (American Depositary Share)	(0.18)	(0.16)
Weighted average number of ADSs outstanding	30,167,280	30,167,280

        Net cash expenditures for the first quarter of 2004 amounted to € 5.3 million.

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

ITEM 9.    THE OFFER AND LISTING

Trading Market

        Our shares trade on the Nouveau Marché of Euronext Paris S.A. under the symbol FR0005175080, or under the name "TRANSGENE", and our ADSs trade on the Nasdaq National Market under the symbol "TRGNY."

        Transgene was admitted by EuroNext to the NextEconomy market segment on October 10, 2003. The NextEconomy segment, which consists of companies whose core business focuses on new technologies business field, was launched by EuroNext in January 2002 along with the NextPrime segment, which is reserved for companies from traditional sectors of the economy. The NextEconomy segment gives listed companies the opportunity to improve their visibility and investors relations by committing to standards that exceed routine regulatory requirements. Companies admitted to the segment have voluntarily agreed to adhere to heightened liquidity and transparency standards such as publishing quarterly financial reports, publishing financial documents in English, announcing a schedule for publications and meetings, holding at least two analysts' meetings per year and publishing key financial information on their website.

        The following table provides the high and low sale prices for our shares on the Nouveau Marché and our ADSs on the Nasdaq National Market for each quarter since our shares and ADSs began trading on March 26, 1998:

	Price Range(1)
	Shares (in €)(2)		ADSs (in $)(3)
	High	Low	High	Low
Year ended December 31, 1998 (trading began March 26, 1998)	54.88	23.17	19.25	9.25
Year ended December 31, 1999	47.80	21.04	17.50	7.13
Year ended December 31, 2000	109.70	23.73	39.94	6.77
Year ended December 31, 2001	39.00	4.65	12.00	1.00
Year ending December 31, 2002	10.02	1.71	2.85	0.84
First Quarter	10.02	7.01	2.85	2.00
Second Quarter	9.43	5.00	2.71	1.60
Third Quarter	6.21	2.26	1.85	0.84
Fourth Quarter	6.50	1.71	2.35	0.99
Year ending December 31, 2003	8.00	3.22	4.70	1.05
First Quarter	5.89	3.22	2.11	1.22
Second	8.19	3.28	4.70	1.05
Third Quarter	7.87	6.02	2.95	2.00
Fourth Quarter	8.00	6.07	3.25	2.15
Year ending December 31, 2004 (through June 2, 2004)	10.98	5.85	4.20	2.39
First Quarter	9.97	5.85	4.20	2.39
Second Quarter (through June 2, 2004)	10.98	7.05	3.87	3.14
Most recent six months
December 2003	7.28	6.32	2.99	2.39
January 2004	6.76	5.85	2.78	2.39
February 2004	8.90	6.60	3.93	2.47
March 2004	9.97	8.55	4.20	3.40
April 2004	10.98	9.30	3.87	3.14
May 2004	9.85	7.05	3.87	3.14
June 2004 (through June 2)	8.55	8.24	3.42	3.30

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

        Our shares are held by 49 registered holders and an unknown number of unregistered holders, and our ADSs are held by 424 record holders. An unknown portion of our shares and of our ADSs is held in the United States.

Trading in Our Own Shares

        Under French law, a company may not issue shares to itself, nor may it purchase its own shares without stockholder authorization. We are not currently authorized to purchase our own shares.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        The description of our statuts filed with the Securities and Exchange Commission on Form F-1 on April 20, 2001, is incorporated by reference in this Annual Report, except to the extent it has been updated by the information set forth below.

Double-voting Rights

        The annual shareholders meeting of June 9, 2004 voted a resolution to grant double voting rights to shares held in the registered nominative form by the same holder for at least three years. In order to be eligible for double voting rights, holders of ADSs must submit their ADSs to the Depositary and withdraw the underlying shares, and they must then comply with the holding requirements regarding form and duration.

Corporate Governance Exemption

        In association with our listing on the Nasdaq National Market in March 1998, we applied for and were granted an exemption from the corporate governance requirements of the rules of the Nasdaq National Market, based on Nasdaq Marketplace Rule 4350(a). The exemption was granted on the basis that compliance with the rules of the Nasdaq National Market would be contrary to the generally accepted business practices in France and would be in violation of the French Commercial Code. Specifically, the Nasdaq National Market Requirement provides that issuers' by-laws establish a minimum quorum of 33 1/3% for any meeting of the holders of common stock. However, the French Commercial Code requires that the quorum for an ordinary general shareholders' meeting consist of the holders of shares constituting at least 25% of the voting power of a company's outstanding shares entitled to vote at the ordinary meeting.

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

  •
  10% of the dividend paid for the other shareholders who use the avoir fiscal in 2004.

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

        The following countries, French overseas territories, known as Territoires d'Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below (non-exhaustive list):

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

        This summary is based on the Internal Revenue Code of 1986, as amended, the Convention between the United States of America and the French Republic for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (also known as the U.S.–France tax treaty), French law, French and U.S. judicial decisions, administrative pronouncements and existing and proposed U.S. Treasury and French tax authorities' regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect.

        For purposes of the U.S.–France tax treaty and U.S. federal income tax, if you hold ADSs you will be treated as if you held the shares which your ADSs represent.

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

Taxation of Dividends

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company; or

  •
  10% of the dividend paid for the other shareholders who use the avoir fiscal in 2004.

        In addition, if the distribution of dividends gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% will generally be entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the Company. Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

        French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents. Under the U.S.–France tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

        Additional provisions apply if you are considered an "eligible" U.S. holder of shares or ADSs. You are "eligible" if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

  •
  you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.–France tax treaty;

  •
  you are a U.S. corporation, other than a regulated investment company and you own, directly or indirectly, less than 10% of our share capital;

  •
  you are a U.S. corporation which is a regulated investment company, provided that you own, directly or indirectly, less than 10% of our share capital and that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

  •
  you are a partnership or trust that is a resident of the United States for purposes of the U.S.–France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as "eligible" under the first or second bullets above.

        If you are an "eligible" U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.–France tax treaty in accordance with the following procedures:

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

  –
  you are a resident of the United States for purposes of the U.S.–France tax treaty;

  –
  your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

  –
  you own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

  –
  you fulfill all the requirements under the U.S.–France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and

  –
  you claim the reduced rate of withholding tax and payment of the avoir fiscal.

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

        Also for U.S. federal income tax purposes, the amount of any dividend paid in euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euro or French francs on the date the dividend is actually or constructively received by you, based on the Spot Exchange rate on such date, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.–France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

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

        If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.–France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

Taxation of Capital Gains

        If you are a resident of the United States for purposes of the U.S.–France tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

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

        An actual determination of PFIC status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Based upon our review of our financial data for 2003, the average value of our assets during 2003 which produce passive income or which are held for the production of passive income is more than 50% of the average fair market value of all of our assets for 2003. Consequently, for the 2003 year we will be treated as a PFIC. Although we will endeavor to enter into additional agreements which would generate operating income for 2004 in an amount sufficient to allow us to pass this passive income test, so that we may not be a PFIC in subsequent years (i) we may not be able to successfully conclude any such agreements and (ii) for any U.S. holders holding our shares or ADSs during 2003 such shares or ADSs will be considered PFIC shares for 2003 and all subsequent years unless such holder makes a qualified electing fund (QEF) or mark-to-market election, as discussed below. Accordingly, with respect to U.S. holders purchasing shares or ADSs after 2003 there is a risk that we will be classified as a PFIC for our 2004 and for future taxable years, and you should evaluate your potential investment in our shares or ADSs accordingly.

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

        If we do not have earnings and profits in a given taxable year, a U.S. holder who has made such a timely qualified electing fund election would not be required to include any amount in income under these rules. Because of our significant research and other costs, we do not expect that we will have earnings and profits for 2004, although there can be no certainty in this regard. Further, at present we anticipate that in years in which we do have significant earnings and profits we will have sufficient operating revenues and assets to avoid being classified as a PFIC, although we cannot assure you that this will ultimately prove to be true.

        If we determine that we are a PFIC for 2004 or any later taxable period, we will so notify U.S. holders and will provide the information necessary for U.S. holders of our shares or ADSs to make a qualified electing fund election.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our cash investments and long-term debt obligations. We invest our cash in managed funds consisting of short-term, interest-bearing, investment-grade securities yielding variable interest. We control risks associated with cash investments through centralized monitoring and approval procedures.

Foreign Currency Risk

        We publish our consolidated financial statements in euro, which is our primary functional currency. However, a portion of our revenues and expenses are denominated in U.S. dollars. A strengthening or weakening of the euro against the U.S. dollar could affect our operating results. In 2003 and 2002, we recorded foreign currency losses of approximately € 32,000 and € 52,000, respectively, principally attributable to the decline in the value of the U.S. dollar compared to the euro.

        Our bank accounts denominated in dollars only partially limit our exposure to fluctuations between the euro and the U.S. dollar. As of December 31, 2003, we had US$0.450 million deposits with an average purchase price of US$ 1.2071 per € 1.00, representing an average three months of our historical U.S. dollar cash expenditures. We do not enter into currency hedging transactions and none was outstanding at December 31, 2003. We may enter into such transactions on a non-speculative basis in the future to limit our foreign currency exposure.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2003. Based on such evaluation, the officers have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information that is required to be included in the periodic filings under the Exchange Act.

        There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Under French law, our Chairman is required to describe the elements of our internal control procedures. Our Chairman's report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002, for the first time with the annual report to be filed for the year ending December 31, 2005. For an overview of certain of our internal controls see the "Report from the Chairman" attached as an exhibit to this Annual Report.

ITEM 16.    (Reserved)

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Mrs. Dominique Takizawa has been designated by the Board of Directors as the Audit Committee Financial Expert. She is a graduate of Ecole des Hautes Etudes Commerciales and a Certified Public Accountant. Since 2001, Mrs. Takizawa has been Chief Executive Officer of ACCRA, a holding company owned by Mr. Mérieux and his family. Mrs. Takizawa served in various financial positions at Institut Mérieux (now Aventis Pasteur) from 1984 to 1991. She joined Rhône Mérieux (now Mérial) as Chief Financial Officer in 1991. From 1994 to 2001, she was Corporate Controller of the Plant & Animal Health Division of Rhône Poulenc and since 1999, of Aventis CropScience. Mrs. Takizawa is also a director of the board of bioMérieux, Inc. and bioMérieux Benelux, and of Silliker Group Corp where she is also serves as Treasurer. In addition, she is the representative of Nouvelle bioMérieux Alliance at the boards of Orphan Pharma International, and of TSGH at the board of bioMérieux, S.A.

ITEM 16B.    CODE OF ETHICS

        We have not yet adopted a code of ethics for our directors, officers and employees at the date of filing of this Report. Codes of ethics are not currently mandatory under French law, and they are not a common practice for French businesses. We are, however, preparing a code of ethics that we will make publicly available once it has been adopted.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountant is Barbier Frinault & Autres, a member of Ernst & Young. The table below sets forth the fees charged and the services provided by our principal accountant for the years ended December 31, 2003 and 2002.

Fees and Services (€ '000)	2003	% approved by Audit Committee	2002	% approved by Audit Committee
Audit Fees	75	100%	63.5	100%
Audit-related Fees	4.5	100%	28	100%
Tax Fees	3.5	100%	21	100%
Other Fees	—	100%	—	100%

Total	83	100%	112.5	100%

        The Audit Committee pre-approves annually the extent of the audit-related work (and corresponding fees) to be performed by the principal accountant. The Audit Committee pre-approves any significant non audit-related services (for example, tax advisory services) performed by the principal accountant or any member of its network.

ITEM 16D.    EXEMPTIONS FROM AUDIT COMMITTEE LISTING STANDARDS

        Not currently applicable.

ITEMS 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Other than the acquisition in July 2003 by TSGH of 15.1% of our outstanding shares from its affiliate Nouvelle BioMérieux Alliance (under common control by the Mérieux family), there have been no purchases of equity securities by us or any affiliated purchaser.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

        To the Directors and Shareholders of Transgene:

        We have audited the accompanying consolidated balance sheets of Transgene and its subsidiary as of December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of euros. These consolidated financial statements are the responsibility of Transgene's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transgene as of December 31, 2003, 2002 and 2001, and the results of their operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 1.16 to the financial statements, in 2003 Transgene changed its method of accounting for stock-based employee's compensation.

                      Neuilly-sur-Seine, France
                      May 19, 2004

                      BARBIER FRINAULT & AUTRES
                      Ernst & Young
                      Pierre Bourgeois

TRANSGENE CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Refer to Notes
		2003	2003	2002	2001
		US$(1)	€	€	€
ASSETS
Current assets:
Cash and cash equivalents	5	44,014	34,940	54,491	71,810
Accounts receivable, net	6	1,465	1,163	1,395	507
Inventories, net	7	334	265	185	212
Grants receivable		—	—	—	610
Value-added tax recoverable, net		583	463	403	252
Current portion of research and development tax credit receivable	15	254	202	844	2,055
Prepaid expenses and other current assets	8	540	429	380	435
Deferred tax assets, net		—	—	—	—

Total current assets		47,190	37,462	57,698	75,881

Property, plant and equipment:
Total property, plant and equipment, at cost	9	30,921	24,546	24,386	24,431
Less accumulated depreciation	9	(20,800)	(16,512)	(15,720)	(15,279)

Property, plant and equipment, net		10,120	8,034	8,666	9,152

Other non-current assets:
Research and development tax credit receivable-long term portion	15	135	107	309	1,194
Intangible assets, net	10	26	21	19	6
Other long-term assets		244	194	188	182

Total other non-current assets		406	322	516	1,382

TOTAL ASSETS		57,716	45,818	66,880	86,415

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 balance sheets have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

The accompanying notes form an integral part of these consolidated financial statements

		As of December 31,
	Refer to Notes
		2003	2003	2002	2001
		US$(1)	€	€	€
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		2,984	2,369	2,464	2,197
Advances received		393	312	—	—
Payable to employees		2,655	2,108	2,174	2,170
Provisions for contingencies	13	38	30	188	1,450
Current portion of long-term debt		191	152	152	168
Current portion of capital lease obligations	20	416	330	199	190
Deferred revenue—current		0	0	100	0

Total current liabilities		6,677	5, 301	5,277	6,175

Long-term liabilities:
Interest-free loans due the AFM	2	3,841	3,049	3,049	3,049
Long term debt, net of current portion	12	0	0	153	305
Capital lease obligations, net of current portion	20	2,529	2,008	2,338	2,537
Provision for pension benefits	16	1,185	941	856	721

Total long-term liabilities		7,556	5,998	6,396	6,612

Shareholders' equity:
Common stock	11	28,984	23,009	23,009	23,009
Additional paid-in capital	11	221,218	175,612	175,419	175,285
Accumulated deficit		(206,721)	(164,103)	(143,230)	(124,690)
Accumulated other comprehensive income (loss)		1	1	9	24

Total shareholders' equity		43,484	34,519	55,207	73,628

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		57,716	45,818	66,880	86,415

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 balance sheets have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

		For the Year Ended December 31,
	Refer to Note
		2003	2003	2002	2001
		US$(1)	€	€	€
Revenues:
Contract research and licensing revenues		3,098	2,459	2,197	660
Grants received for research and development		53	42	9	600

Total revenues	4	3,151	2,501	2,206	1,260

Operating expenses:
Research and development expenses		(25,518)	(20,257)	(19,149)	(21,057)
General and administrative expenses		(5,384)	(4,274)	(3,616)	(2,922)
Restructuring expenses	13	118	94	46	(1,600)

Total operating expenses		(30,783)	(24,437)	(22,719)	(25,579)
Loss from operations		(27,633)	(21,936)	(20,513)	(24,319)

Interest income		1,450	1,151	2,127	2,455
Interest expense		(94)	(75)	(78)	(112)
Foreign exchange gain (loss)		(40)	(32)	(52)	(62)
Other income		21	17	15	17

Loss before tax		(26,296)	(20,875)	(18,501)	(22,021)

Income tax	14	0	0	(39)	78

Net loss	11	(26,296)	(20,875)	(18,540)	(21,943)

Loss per ordinary share (basic and diluted)		(2.62)	(2.08)	(1.84)	(2.61)
Weighted average number of ordinary shares outstanding		10,055,760	10,055,760	10,055,760	8,395,117
Loss per American Depositary Share (ADS) (basic and diluted)		(0.87)	(0.69)	(0.61)	(0.87)
Weighted average number of ADSs outstanding		30,167,280	30,167,280	30,167,280	25,185,351

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 statements of operations have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Year Ended December 31,
	2003	2003	2002	2001
	US$(1)	€	€	€
Net Loss	(26,296)	(20,875)	(18,540)	(21,943)
Foreign currency translation adjustments, net of nil deferred taxation	(10)	(8)	(15)	27
Minimum Liability Adjustment related to employee pension benefits (refer to Note 16)	—	—	—	146

Comprehensive Loss	(26,306)	(20,883)	(18,555)	(21,770)

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 statements of comprehensive loss have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS EQUITY

(Amounts in thousands of euro, except share data)

	Ordinary Shares
					Accumulated Other Comprehensive Income/(loss)
	Shares (refer to note 11)	Amount	Additional Paid-in Capital	Accumulated Deficit		Total Shareholders' Equity
At December 31, 2000	5,846,491	13,369	124,313	(102,747)	(149)	34,786
Public Offering	4,209,269	9,640	50,971	—	—	60,611
Other components of comprehensive loss	—	—	—	—	173	173
Net loss	—	—	—	(21,943)	—	(21,943)
Stock-options			1			1

At December 31, 2001	10,055,760	23,009	175,285	(124,690)	24	73,628
Net loss	—	—	—	(18,540)	—	(18,540)
Stock-options			134			134
Other components of comprehensive loss	—	—	—	—	(15)	(15)

At December 31, 2002	10,055,760	23,009	175,419	(143,230)	9	55,207
Net loss				(20,875)		(20,875)
Stock-options			193			193
Other components of comprehensive loss					(8)	(8)

At December 31, 2003	10,055,760	23,009	175,612	(164,103)	1	34,519

(in thousands of US$(1))		28,984	221,218	(206,721)	1	43,484

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 statements of changes in shareholders' equity have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended December 31,
	2003	2003	2002	2001
	US$(1)	€	€	€
Cash flows from operating activities:
Net loss	(26,296)	(20,875)	(18,540)	(21,943)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,830	1,453	1,432	1,449
Amortization of stock-options cost	243	193	134	1
Other non cash items (prepaid charges, deferred revenues, provisions etc)	(246)	(195)	(1,030)	26
Increase (decrease) in cash from:
Accounts receivable	293	232	(888)	1,865
Inventories	(101)	(80)	27	35
Grants receivable	0	0	610	1,219
Research and development tax credit receivable	1,063	844	2,096	1,775
Value-added tax and prepaid income tax	(81)	(64)	(164)	(230)
Prepaid expenses and other current assets	(57)	(45)	68	118
Advances received	394	312	—	—
Accounts payable	97	77	226	(491)
Payable to employees	(83)	(66)	4	453

Net cash flows used in operating activities	(22,944)	(18,214)	(16,025)	(15,723)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,154)	(916)	(886)	(1,609)
Other acquisitions	(77)	(61)	(35)	(10)

Net cash flows used in investing activities	(1,233)	(979)	(921)	(1,619)

Cash flows from financing activities:
Interest-free loans from AFM	0	0	0	379
Repayments of long term debts	(193)	(153)	(168)	(168)
Principal payments on capital lease obligations	(251)	(199)	(190)	(180)
Cash proceeds from issuance of Shares	0	0	0	60,611

Net cash flows provided by financing activities	(443)	(352)	(358)	60,642

Effect of exchange rate changes on cash and cash equivalents	(10)	(8)	(15)	27

Net increase (decrease) in cash and cash equivalents	(24,628)	(19,551)	(17,319)	43,327
Cash and cash equivalents, beginning of period	68,642	54,491	71,810	28,483

Cash and cash equivalents, end of period	44,014	34,940	54,491	71,810

Supplemental cash flow data
Income tax paid	5	4	4	4
Interests paid	(94)	(75)	(78)	(112)
Interests received	3,035	2,409	526	4,314

(1)
Translated for convenience at € 1.00 = $1.2597, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

        The December 31, 2002 and December 31, 2001 cash flow statements have been restated to reflect retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, as discussed in Note 1.16.

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2003, 2002 and 2001
(Amounts in thousands of euros, except share and per share data)

1.     Nature of business and summary of significant accounting policies

1.1   Nature of business

        Transgene (the "Company") is incorporated as a société anonyme, a form of limited liability company, under the laws of the Republic of France (France). Transgene was organized in 1979 to carry out research contracts in genetic engineering, immunology, virology, molecular and cellular biology and protein chemistry. In 1992, Transgene decided to reposition itself as a biotechnology company dedicated to the discovery and development of gene therapy technologies and products derived from applications of molecular and cellular biology techniques to gene transfer and gene therapy.

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

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2003 was € 1.00 = $1.2597.

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

1.6   Net loss per share

        Net loss per share is computed using the weighted average number of shares outstanding.

1.7   Cash and cash equivalents

        Transgene considers all highly liquid investments with a short-term maturity to be cash equivalents.

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

1.14 Pension benefits

        Transgene accounts for its commitments with respect to pension benefits according to the Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions" and discloses its commitments according to Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Post-retirement Benefits."

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

1.16 Stock options

        Transgene elected in 2003 to account for its employee stock option plan in accordance with the provisions of the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation" which uses the fair value method. Previously, the Company used Principles Board Opinion, No. 25 (APB 25), "Accounting for Stock Issued to Employees" and disclosed the effect of SFAS 123 compared to APB 25. In the present document, 2002 and 2001 accounts have been restated to SFAS 123, according to the previously disclosed effect of SFAS 123 compared to APB 25.

        In accordance with SFAS 123, compensation expense for options is measured by the fair value of the option at the date of grant and recognized over the vesting period. This fair value is estimated using the Black-Scholes option-pricing model.

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

1.19 Recently issued accounting pronouncements

        In November 2000, the Financial Accounting Standards Board, or FASB, issued Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses accounting for revenue under agreements with multiple revenue-generating activities and became effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We will adopt the provisions of EITF No. 00-21 for any new revenue arrangements and do not expect the provisions of EITF No. 00-21 to have a significant effect on our financial position or operating results.

        In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company currently does not have any financial interests that are within the scope of FIN 46R.

        In December 2003, the Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. The SEC staff updated and revised the existing revenue recognition guidance to make its interpretive guidance consistent with current accounting guidance. The provisions of SAB No. 104 did not have a significant effect on our financial position or operating results.

        In April 2003, the FASB issued Statement Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The company does not anticipate that adoption of SFAS 149 will have a material impact on its results of operations, its financial position or its cash flows.

        In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments:

  (1)
  Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuer to redeem the instrument in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

  (2)
  Instruments that require or may require the issuer to repurchase some of its share in exchange for cash or other assets, including written put options and forward purchase contracts;

  (3)
  Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index or varies inversely with the value of the issuer's shares.

        SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For instruments entered into prior to May 31, 2003, the provisions of SFAS 150 are effective at the beginning of the first interim period beginning after June 15, 2003 (for the Company, as of January, 2004). However, the Company does not anticipate that the adoption of SFAS 150 will have a material impact on its results of operations, financial position or cash flows when adopted.

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

        In 2001, Transgene received grants amounting to € 510 and a repayable loan amounting to € 381.

        In December 2002, Transgene signed a third agreement retroactively effective on July 1, 2001 with a three year term. According to this agreement, AFM will refund Transgene's research and development costs incurred for the muscular dystrophy program. The costs were estimated to be € 4,500 over three years. The costs incurred by Transgene from July 1, 2001 to December 31, 2002 amounting to € 2,177 were paid to Transgene through:

  •
  a subscription to Transgene's capital increase of May 2001 for an amount of € 610 relating to costs incurred in the second half of 2001;

  •
  the refund of € 177 corresponding to the balance of the costs incurred by Transgene in the second half of 2001 (recorded under License fees and research revenues);

  •
  the refund of € 1,390 corresponding to the costs incurred by Transgene in 2002 (recorded under License fees and research revenues).

        The costs incurred by Transgene in 2003 amounted to € 1,218 and were recorded under License fees and research revenues.

3.     HGS Agreement

        Under this agreement, Human Genome Sciences (HGS) received in 1998 an initial licensing fee and research funding from Transgene. Additional payments to HGS are dependent upon the number of genes which Transgene licenses and the accomplishment of certain milestones. HGS would also receive royalties on any sales and partnering revenues from any resulting gene therapy products. No payment was made to HGS in 2003, 2002 or 2001.

4.     Revenues

	December 31,
	2003	2002	2001
License fees and research revenues	2,459	2,197	660
Grants received for research and development	42	9	600

Total	2,501	2,206	1,260

        In 2003, license fees and research revenues include research revenues with partners for € 1,488 (AFM for € 1,218 and IAVI) and royalties received from various licensees for € 971 (mainly Aventis Pasteur and Merck & Co., Inc.). The increase between 2003 and 2002 is primarily due to the non-exclusive license agreement signed with Merck & Co., Inc. for Transgene's patents that claim methods for the preparation of recombinant viral vectors, in particular adenovirus vectors, by intermolecular homologous recombination.

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

        No material collaboration agreement generating revenues was signed in 2003.

5.     Cash and cash equivalents

        The cash position of Transgene consists of the following:

	December 31,
	2003	2002	2001
Cash deposits	(405)	108	(345)
Short-term monetary instruments, at market value	35,345	54,383	72,155

Total	34,940	54,491	71,810

Net unrealized gains and losses included in short-term monetary instrument	349	1,607	6

        Short-term monetary instruments are used by Transgene to invest its excess cash. Transgene has appointed two first-ranking banks to manage its investments, with the aim to optimizing yielding rates in only low-risk short-term instruments.

        Periodically, Transgene sells and purchases short-term monetary instruments to optimize gains.

6.     Accounts receivable, net

        Accounts receivable, net consist of the following:

	December 31,
	2003	2002	2001
Aventis Pasteur	544	386	306
A.F.M.	421	898	—
Other	198	111	201

Total	1,163	1,395	507

        No allowance for doubtful accounts were recorded in 2003, 2002 and 2001.

        Prior to 2002, payments due from the AFM were recorded as "grants receivable" and appeared as a specific current asset on the face of the balance sheet ("Grant receivable"). The agreement signed in 2002 with the AFM (see note 2) qualifies such payments due as accounts receivable.

7.     Inventories, net

        Inventories, net consist of the following:

	December 31,
	2003	2002	2001
Raw materials (chemicals)	125	77	88
Laboratory supplies	140	108	124

Total	265	185	212

        No provisions for obsolete and slow-moving inventory were recorded in 2003, 2002 and 2001.

8.     Prepaid expenses and other current assets

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2003	2002	2001
Prepaid expenses	217	236	254
Credit note receivable	121	44	66
Personnel and social security organizations	41	38	53
Taxes	17	13	9
Deferred tax assets, net	—	—	—
Other current assets	33	49	53

Total	429	380	435

9.     Property, plant and equipment

        A summary of property, plant and equipment follows:

	2001	Increase	Decrease	2002
Leased building	3,506	—	—	3,506
Land, building and building equipment(1)	7,607	200	(689)	7,118
Laboratory equipment	11,177	1,381	(855)	11,703
Vehicle, office and computer equipment(1)	1,222	861	(115)	1,968
Work in progress	1,113	389	(1,232)	270
Net investment grants	(194)	15	—	(179)

Total, at cost	24,431	2,846	(2,891)	24,386

Accumulated depreciation of leased building	(1,212)	(168)	—	(1,380)
Accumulated depreciation of building and building equipment(2)	(3,369)	(316)	500	(3,185)
Accumulated depreciation of laboratory equipment	(9,716)	(716)	854	(9,579)
Accumulated depreciation of office and computer equipment(2)	(982)	(694)	100	(1,576)

Total, accumulated depreciation	(15,279)	(1,894)	1,454	(15,720)

Total, net	9,152	952	(1,437)	8,666

(1)
an amount of € 674 recorded in 2001 under land, building and building equipment has been reclassified in 2002 under vehicle, office and computer equipment.

(2)
An amount of € 486 recorded in 2001 under accumulated depreciation of building and building equipment has been reclassified under accumulated depreciation of office and computer equipment in 2002.

	2002	Increase	Decrease	2003
Leased building	3,506	—	—	3,506
Land, building and building equipment	7,118	424	(31)	7,511
Laboratory equipment	11,703	501	(228)	11,976
Vehicle, office and computer equipment	1,968	65	(341)	1,692
Work in progress	270	—	(246)	24
Net investment grants	(179)	—	16	(163)

Total, at cost	24,386	990	(830)	24,546

Accumulated depreciation of leased building	(1,380)	(168)	—	(1,548)
Accumulated depreciation of building and building equipment	(3,185)	(334)	31	(3,488)
Accumulated depreciation of laboratory equipment	(9,579)	(653)	221	(10,011)
Accumulated depreciation of office and computer equipment	(1,576)	(223)	334	(1,465)

Total, accumulated depreciation	(15,720)	(1,378)	586	(16,512)

Total, net	8,666	(388)	(244)	8,034

        Depreciation expense amounted to € 1,378, € 1,408 and € 1,429 in 2003, 2002 and 2001, respectively.

10.   Intangible assets, net

        Intangible assets, net consist of the following:

	December 31,
	2003	2002	2001
Software licenses, at cost	560	496	461
Accumulated amortization	(539)	(477)	(455)

Total, net	21	19	6

        Amortization expenses amounted to € 62, € 23 and € 20 in 2003, 2002 and 2001, respectively.

11.   Shareholders' equity

11.1 General

        At December 31, 2003, the issued and outstanding share capital of Transgene consisted of 10,055,760 ordinary shares.

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

11.3 Employee stock options and warrants

        Transgene applies Statement of Financial Accounting Standards No. 123. For subscription stock options, the fair value of each option or warrant granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value is amortized in the profit & loss account over the vesting period of the option.

        Subscription stock options issued after December 31,1999 have an exercise price that equals the average of the Company's stock market price over the 20-day period prior to the issuance of the plan.

Subscription Option Plans Description

        In November 1996, the shareholders approved a stock option plan, which authorized the granting of 2,000 stock options to salaried Transgene employees. Each of these options gives the holder the right to purchase one hundred shares for each option held. As of December 31, 2003, 1,910 options (to acquire a total of 191,000 shares) were granted at an exercise price of € 11.94 per share and 90 options can no longer be granted. These options can be exercised during a period starting three years after the grant and expiring ten years after the grant. As of December 31, 2003, a total of 1,670 options have been exercised and 60 options have been cancelled.

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

        On March 22, 2000, the Shareholders' meeting authorized the Board of Directors to grant senior management and some employees of Transgene and its group stock options for a maximum of 300,000 shares. This authorization was then renewed by the Shareholders' meeting on February 8, 2001. The Board of Directors has used this authorization to grant 290,000 and 8,000 options on April 24, 2002 and April 23, 2003 respectively, at an exercise price of € 8.40. These subscription options can be exercised during a period starting four years after the grant and expiring ten years after the grant.

        A summary of the movements in the Transgene stock option plans is presented below:

	Number of shares	Weighted-average Exercise price €
Options outstanding as of December 31, 2000	38,000	15.62
Options exercisable as of December 31, 2000	36,000	15.83
Options granted	—	—
Options exercised	—	—
Options cancelled	(6,000)	11.94
Options outstanding December 31, 2001	32,000	16.32
Options exercisable as of December 31, 2001	32,000	16.32
Options granted	290,000	8.40
Options exercised	—	—
Options cancelled	—	—
Options outstanding December 31, 2002	322,000	9.19
Options exercisable as of December 31, 2002	32,000	16.32
Options granted	8,000	8.40
Options exercised	—	—
Options cancelled	(28,000)	15.18
Options outstanding December 31, 2003	302,000	8.61
Options exercisable as of December 31, 2003	18,000	11.94

        The following table summarizes the status of Transgene stock options outstanding on December 31, 2003:

	Options outstanding			Options exercisable
Exercise price (in euros)	Number of shares outstanding on December 31, 2003	Weighted-average remaining contractual life (in years)	Weighted average exercise price (in euros)	Number of shares exercisable on December 31, 2003	Weighted-average exercise price (in euros)
5-10	284,000	8.4	8.4	—	—
10-15	18,000	3.1	11.94	18,000	11.94
15-20	—	—	—	—	—
20-25	—	—	—	—	—

	302,000			18,000

        French companies must pay at the grant date social charges on the rebate above 5% (difference between fair value on the grant date and exercise price)

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

        The Company has not recorded a liability for social charges for options outstanding as of December 31, 2003 as the liability, being dependent on future trading values of the company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The fair market value of the company's shares did not exceed the exercise prices of the different stock option plans during 2003, 2002 and 2001.

        The fair value of each option or warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the stock options granted in 2003: 5.0 years expected life of options, 116% expected stock price volatility, 0% expected dividend yield and 3.37% risk-free interest rate.

        The compensation charge for stock options vests over a period of 4 years with a weighted average vesting period of 2.2 years as of December 31, 2003. Using the Black-Scholes option valuation model, the weighted-average fair value of options granted was € 2.41 in 2003 and € 3.10 in 2002 (no grants in 2001).

11.4 Earnings Per Share

        The reconciliation between basic earnings per share and diluted earnings per share is as follows. The number of shares and share equivalents used in such calculation is based on the weighted average number outstanding during the year in question.

	2003	2002	2001
Basic EPS
Income available/(loss) attributable to ordinary shareholders (in 000 euros)	(20,875)	(18,540)	(21,943)
Average outstanding shares	10,055,760	10,055,760	8,395,117
Basic earnings (loss) per share (in euros)	(2.08)	(1.84)	(2.61)
Effect of dilutive securities: warrants and subscription stock options
Number of potential additional common shares	308,667	225,333	36,500
Diluted EPS
Income available/(loss) attributable to ordinary shareholders after assumed conversion (in 000 euros)	(20,875)	(18,540)	(21,943)
Average outstanding shares—diluted method	10,364,427	10,281,093	8,431,617
Diluted earnings (loss) per share (in euros)	(2.08)	(1.84)	(2.61)

        Because of the net loss applicable to common stock for 2003, 2002 and 2001, the diluted loss per share was computed in the same manner as basic loss per share.

12.   Long-Term Debt

        Our long-term debt is comprised of the loan from the Crédit Agricole Indosuez bank.

        In 1997, Transgene obtained first from the Crédit Agricole Indosuez Bank debt financing in the form of a € 1,144 bank loan, to be repaid by five yearly installments of € 168 and then two yearly installments of € 152 through March 2004. The loan bears interest at a variable rate based on the "Euribor" plus 0.5%, payable quarterly. Interest expenses amounted to € 6, € 14 and € 26 in 2003, 2002 and 2001, respectively. This loan financed leasehold improvements and was collaterized by a bank guarantee issued by bioMérieux Alliance at no cost to Transgene until waived on June 16, 2003. There are no bank covenants on this loan.

        The long-term balance of this bank loan amounted to € nil, € 153 and € 305 as of December 31, 2003, 2002 and 2001, respectively.

13.   Provisions for contingencies

	December 31, 2002	Increase	Decrease (utilization)	Decrease (no purpose)	December 31, 2003
Provision for pension benefits (long term)	856	85	—	—	941

Provision for litigations	0	30	—	—	30
Provisions for contingencies	0	—	—	—	0
Restructuring provisions (refer to note 18)	188	—	(94)	(94)	0

Total short term provisions	188	30	(94)	(94)	30

Total provisions	1,044	115	(94)	(94)	971

Restructuring

	Provision balance as of December 31, 2002	Cash Payments	Non-cash Charges	Adjustment	Provision Balance as of December 31, 2003
Restructuring expenses:
Workforce reduction	188	(94)	—	(94)	0

Total	188	(94)	—	(94)	0

        On September 19, 2001, the Company announced a restructuring of its operations in order to reduce its future operating expenses. Consequently, the Company recorded initially an expense of € 1,600 related to the workforce reduction based on the severance and fringe benefit charges for 29 employees. As of December 31, 2003, all employees had been terminated.

14.   Income taxes

        The current income tax is nil in 2003 since Transgene is in a tax loss situation and no tax profit from the research income tax credit is recognized in 2003 (see Note 15).

        The income tax cost in 2002 is due to the adjustment of the 2001 research and development tax credit accrued for on December 31, 2002.

        In 2001, the current income tax mainly related to the research and development income tax credit.

        There was no current tax expense or benefit in the United States.

        A reconciliation between the French statutory rate of income tax and effective tax rate is as follows:

	December 31,
	2003	2002	2001
French statutory rate	33.33%	33.33%	33.33%
Change in valuation allowance	(29.4)%	(24)%	(31.2)%
Tax losses carried forward unused and lost	(3.5)%	(9.6)%	(1.4)%
Others	(0.4)%	(0.1)%	(0.3)%
Effective tax rate	0%	(0.2)%	0.4%
Gain (loss) before income tax	(20,875)	(18,501)	(22,026)
Total income tax cost (benefit)	—	39	(78)

        Transgene's deferred tax assets consist of the following:

	December 31,
	2003	2002	2001
Basis of deferred tax asset
Tax loss carryforwards in statutory accounts	143,689	119,764	103,013
R&D costs amortized for tax purposes	13,419	15,545	14,690
Licence costs amortized for tax purposes	10,179	12,578	14,976
Capital increase costs amortized for tax purposes	332	1,175	2,018
Provision for pension costs	941	856	721
Provision for contingencies	29	188	1,451
Other sources of tax assets	543	593	632
Total basis for deferred tax asset	169,132	150,699	137,005
Enacted tax rate	33.33%	33.33%	33.33%
Deferred tax asset—gross amount	56,372	50,228	45,829
Valuation allowances	(56,212)	(50,068)	(45664)

Net deferred tax asset	160	160	165

        Transgene's deferred tax liabilities consist of the following:

	December 31,
	2003	2002	2001
Excess of book over tax basis of fixed assets	479	479	496
Enacted tax rate	33.33%	33.33%	33.33%

Net deferred tax liability	160	160	165

        As of December 31, 2003, Transgene had French net operating loss carry forwards of approximately € 143,689, all of which have no expiration date.

        Transgene has no U.S. net operating loss carryforwards.

15.   Income tax credit related to R&D expenses

        Transgene also has on the face of its balance sheet a research income tax credit receivable of € 309 which is recoverable, if not used to offset taxes payable, in the fourth year following its creation. Research and development tax credits are recoverable according to the following schedule:

	For the Year Ended December 31,
Year of recovery
	2003	2002	2001
2002	—	—	2,055
2003	—	844	844
2004	202	202	202
2005	107	107	147

Total	309	1,153	3,248

        In the 2003 Statement of Operations, no tax profit relating to the research and development tax credit is recorded (see Note 14), because the research and development tax credit generated in 2003 is offset by the € (1,600) negative research and development tax credit from 2002. Negative tax credits are not required to be refunded to the tax authorities, but are deducted from any future positive tax credit.

        Consequently, the remaining € (1,350) negative research and development tax credit as of December 31, 2003 will offset any future research and development tax credit.

        A follow up is given below:

Year	Computed tax credit	Remaining negative balance as of December 31,
2002	(1,600)	(1,600)
2003	250	(1,350)

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

        The following table sets forth the plan status and the amounts recognized in the financial statements as of December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003	2002	2001
Benefit obligation at beginning of year	756	874	1,104
Service cost	66	82	104
Interest cost	37	48	54
Restructuring	—	(113)	(128)
Settlement	—	—	(59)
Actuarial loss (gain)	124	(135)	(123)
Benefits paid	(15)	—	(78)

Benefits obligation at end of year	968	756	874

Unrecognized actuarial gain (loss)	(27)	99	(36)
Unrecognized actuarial prior service cost	—	—	(119)
Unrecognized actuarial transition obligation	—	1	2
Minimum Liability Adjustments	—	—	—

Accrued benefit cost	941	856	721

        Net periodic pension costs for 2003, 2002 and 2001 consist of the following components:

	For the Year Ended December 31,
	2003	2002	2001
Service cost:
Benefits carried during the period	66	82	104
Interest cost on projected benefit obligation	37	48	54
Settlement	—	—	(59)
Restructuring	—	(113)	(94)
Amortization of unrecognized prior service cost	—	119	59
Amortization of actuarial net loss (gain)	(3)	—	5
Amortization of net transition obligation	(1)	(1)	(1)
Total cost	100	135	68
Service paid	(15)	—	(78)

Net periodic benefit cost	85	135	(10)

        Assumptions used in the accounting were:

	As of December 31,
	2003	2002	2001
Discount rates	5.0%	5.0%	5.0%
Rates of increase in compensation levels	3.0%	3.0%	1.0–3.4%

        Transgene's U.S. subsidiary formed in 1996 employs 1 person with few years of service. Periodic expenses and total projected benefit obligations for this employee are not material.

17.   Advances received

        As of December, 31 2003, the advances received correspond to advances received within the framework of contracts of collaboration (mainly from Aventis Pasteur for € 150 and Karolinska Institute for € 100).

18.   Related party transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list price on a purchase order basis.

        Transgene, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMérieux. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services.

        During the year 2003, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  the continuation of a services agreement with ACCRA, under the terms of which ACCRA provides certain management services to us and receives fees from us. In 2003, we paid fees in an amount of € 43.480. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux, and Ms Takizawa is the CEO of ACCRA;

  •
  the continuation and amendment of a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. In 2003, we received € 48.750 in payment of those services. bioMérieux is an affiliate of ACCRA;

  •
  a research services agreement with bioMérieux, signed in January 2004 under which we will receive € 70 in payment for the services consisting in the construction of certain research vaccines.

        During the year 2002, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  a services agreement with ACCRA, under the terms of which ACCRA provides certain management fees to us and will receive € 100 per year from us. ACCRA is the family holding company of our chairman;

  •
  a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. We will receive fees in the amount of € 80 in payment of those services. We received € 20 in 2002. bioMérieux is an affiliate of NBMA and ACCRA;

  •
  the purchase of a report on the markets and perspectives of human therapeutic and prophylactic vaccines written by ANO Consultants et Participations, a company managed by a member of the board, for € 50.8.

        No such transaction requiring authorization of the board existed in the year 2001.

        As of December 31, 2003, accounts receivable and payable from the Mérieux group amounted to € 56 and € 5, respectively.

        The guaranty given by bioMérieux Alliance to the Crédit Agricole Indosuez (see Note 12) has been waived on June 16, 2003.

19.   Fair value of financial instruments

	2003		2002		2001
	As Reported	Fair Value	As Reported	Fair Value	As Reported	Fair Value
Cash and cash equivalents	34,940	34,940	54,491	54,491	71,810	71,810
Research and development tax credit	309	294	1,153	1,090	3,249	3,062
Capital lease obligations (long term portion)	2,008	1,718	2,338	1,927	2,537	2,046

Interest-free loan from AFM	3,049	2,337	3,049	2,184	3,049	2,120

        Fair value is determined based on expected future cash flows, discounted at market interest rates. SFAS 133 does not impact Transgene.

20.   Lease commitments

        Transgene has leased one building under a capital lease since 1994. Capitalized costs of € 3,506 (including land of € 160) are included in property, plant and equipment, at December 31, 2003, 2002 and 2001.

        Rental expense under the capital lease amounted to € 247, € 254 and € 266 and yearly interest amounted to € 48, € 64 and € 85 for the years ended December 31, 2003, 2002 and 2001, respectively.

        The original leases contract provides for a deferred amortization of a part of the capital lease. The reimbursement schedule was renegotiated in 1998.

        Future minimum lease payments under capital lease obligations are as follows:

2004	370
2005	375
2006	441
2007	446
2008	453
After 2008	405
Total minimum lease payments	2,490
Less amount representing interest	(152)
Present value of net minimum lease payments	2,338
Less current portion	(330)
Long-term portion	2,008

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

        As a result and assuming the renewal of the lease under the same terms, future minimum lease payments under this operating lease due for future fiscal years are as follows:

December 31,
2004	760
2005	760
2006	760
2007	760

        Rental expense under this operating lease for the years ended December 31, 2003, 2002 and 2001, was approximately € 736, € 736 and € 698, respectively.

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
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.
12.1(1)	Certification of Jean-François Carmier, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(1)	Certification of Philippe Poncet, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
99(1)	Report from the Chairman (English translation of the Rapport du Président du Conseil d'Administration), dated May 18, 2004

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

TRANSGENE
Dated: June 14, 2004	By:	/s/ JEAN-FRANÇOIS CARMIER Jean-François Carmier Chief Executive Officer

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

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of December 31, 2003 (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

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

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 14, 2004	By:	/s/ JEAN-FRANÇOIS CARMIER Jean-François Carmier Chief Executive Officer

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

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of December 31, 2003 (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

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

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 14, 2004	By:	/s/ PHILIPPE PONCET Philippe Poncet Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description	Page
1(1)	Statuts, or by-laws, of the Registrant (English Translation).
2(2)	Form of Deposit Agreement entered into among the Registrant and The Bank of New York, as Depository, and holders from time to time of American Depository Receipts issued thereunder, including the form of American Depository Receipt.
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.
12.1(1)	Certification of Jean-François Carmier, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(1)	Certification of Philippe Poncet, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
99(1)	Report from the Chairman (English translation of the Rapport du Président du Conseil d'Administration), dated May 18, 2004

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
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. (Reserved)
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM AUDIT COMMITTEE LISTING STANDARDS
  ITEMS 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
TRANSGENE CONSOLIDATED BALANCE SHEETS
TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except share and per share data)
TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (Amounts in thousands of euro, except share data)
TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2003, 2002 and 2001 (Amounts in thousands of euros, except share and per share data)
  ITEM 19. EXHIBITS
SIGNATURES
Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934
Certification Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934
EXHIBIT INDEX