Form 20-F
period 2004-12-31
TRANSGENE SA
filed 2005-05-16
CIK 1056910

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
—OR—
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004
—OR—
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

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

        This Annual Report contains forward-looking statements. The forward-looking statements are principally contained in the sections called "Item 3. KEY INFORMATION—Risk Factors", "Item 4. INFORMATION ON THE COMPANY" and "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, technological advances and the progress of our product development programs; developments with respect to the clinical development of product candidates, clinical trials and the regulatory approval process; our expectations regarding the various products we are developing, including our ability to commercialize and manufacture those products; our estimates regarding our capital requirements and our needs for additional financing; changes in, and measures required for compliance with, governmental regulations; our ability to obtain and enforce effective patents; our business abilities and the performance of our personnel; availability of qualified personnel; and our ability to obtain rights to technology and to establish advantageous commercial relationships with appropriate strategic partners.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

Selected Historical Financial Data

        You should read the selected historical consolidated financial data below with the audited consolidated financial statements and the notes thereto and the section entitled "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." This information has been extracted or derived from the audited consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, for the years ended December 31, 2000 through December 31, 2004.

	Year Ended December 31
	2004		2003	2002(1)	2001(1)	2000(1)
	US$(2)	€	€	€	€	€
	(Amounts in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract research and licensing revenues	3,403	2,514	2,459	2,197	660	2,253
Grants received for research and development(3)	—	—	42	9	600	2,471

Total revenues	3,403	2,514	2,501	2,206	1,260	4,724
Operating expenses:
Research and development	(27,091)	(20,011)	(20,257)	(19,149)	(21,057)	(22,523)
General and administrative	(5,649)	(4,173)	(4,274)	(3,616)	(2,922)	(6,888)
Restructuring expenses	—	—	94	46	(1,600)	—

Total operating expenses	(32,740)	(24,184)	(24,437)	(22,719)	(25,579)	(29,411)

Loss from operations	(29,337)	(21,670)	(21,936)	(20,513)	(24,319)	(24,687)
Interest and other income (expenses)	662	489	1,061	2,012	2,298	1,941

Gain (loss) before income tax benefit	(28,675)	(21,181)	(20,875)	(18,501)	(22,021)	(22,749)
Income tax benefit (cost)	942	696	—	(39)	78	267

Net (loss)	(27,733)	(20,485)	(20,875)	(18,540)	(21,943)	(22,479)
(Loss) per ordinary share(4)	(2.76)	(2.04)	(2.08)	(1.84)	(2.61)	(3.89)
Net (loss) from operations per share(5)	(3.26)	(2.15)	(2.18)	(2.04)	(2.90)	(4.28)
Weighted average number of shares outstanding	10,055,760	10,055,760	10,055,760	10,055,760	8,395,117	5,771,570
Consolidated Balance Sheet Data:
Cash and cash equivalents	19,833	14,650	34,940	54,491	71,810	28,483
Total assets	34,525	25,502	45,818	66,880	86,415	47,936
Long-term liabilities(6)	7,809	5,768	5,998	6,396	6,612	6,745
Common Stock outstanding	31,150	23,009	23,009	23,009	23,009	13,369
Additional paid-in capital	238,029	175,823	175,612	175,419	175,285	122,497
Accumulated deficit	(249,909)	(184,598)	(164,103)	(143,230)	(124,690)	(100,926)
Total shareholders' equity	19,269	14,233	34,519	55,207	73,628	34,786

(1)
For the years ended December 31, 2002 and 2001, certain reclassifications relating to accounting for stock-options have been made to conform the financial information for these years to the accounting principles used beginning for the year ended December 31, 2003 (see Item 5: Operating and Financial Review and Prospects—Expenses and Note 1.16 to our consolidated financial statements). For the year ended December 31, 2000, such reclassifications have not been made. If the accounting principles which we currently apply to stock options were applied to the financial data for 2000, total operating expenses would have increased € 11 thousand, net loss would have been € 22,490 thousand and loss per ordinary share would have been € 3.90.

(2)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

(3)
Subsequent to June 30, 2001, payments received under our agreement with the Association Française contre les Myopathies ("AFM") have been recorded under "contract research and licensing revenues", whereas previously they were recorded under "grants".

(4)
Computed on the basis described in Note 11 to the audited consolidated financial statements.

(5)
Computed on the basis described in Note 1.6 to the audited consolidated financial statements.

(6)
Excludes the current portions of long-term debt and of capital lease obligations.

Exchange Rate Information

        We publish our consolidated financial statements in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar could affect the U.S. dollar price of our ADSs on the Nasdaq National Market.

        In this annual report, references to "euro" or "€" are to euro and references to "dollars" or "$" are to U.S. dollars. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in euro. The "noon buying rate" is the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2004 was € 1.00 = $1.3538.

Average Annual Exchange Rate

        The following table sets forth for the periods indicated how many U.S. dollars it would take to buy one euro at the applicable noon buying rates.

Average Rate(1)
($ per € 1.00)
2000	0.92
2001	0.89
2002	0.95
2003	1.14
2004	1.25

(1)
The yearly averages of the noon buying rates for euro were calculated using the average of the noon buying rates on the last business day of each month during the relevant period.

Average Monthly Exchange Rate

        The following table sets forth the high and low noon buying rates for the period indicated.

	High	Low
	($ per € 1.00)
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005 (through May 12)	1.2936	1.2706

Risk Factors

        The risks identified below could cause our actual results to differ materially from our expectations. If any of the risks described below occurs, our business, financial condition or results of operations could be harmed. In this case, the trading price of our shares or ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not have sufficient funds to continue operations after September 2005. We may not be able to obtain further financing on acceptable terms or at all, in which case we may be required to significantly curtail one or more of our research or development programs or to cease operations altogether.

        As previously announced, we believe that, based on our current cost estimates for our on-going operations, including clinical development plans, research and development activities, operating revenues and anticipated capital expenditures, our current cash position will be sufficient to meet our expected financial requirements for continuing operations through September 2005. In December 2004, Transgene's principal shareholder informed the Board of Directors of its commitment to cover Transgene's cash needs until the end of 2005 unless another financing option is adopted during this timeframe.

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

        We intend to request shareholder approval at the next annual shareholders' meeting (scheduled for June 6, 2005) for a variety of financing options, including possibly through a capital increase. We may seek additional funding through collaborative arrangements and public or private financings. We may not be able to obtain financing on acceptable terms or at all. In addition, the terms of any financing may dilute your ownership or adversely affect your rights as a shareholder.

        If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs or to cease operations altogether. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates or products we would otherwise pursue on our own.

We have a history of operating losses and expect to incur significant additional operating losses.

        We have generated operating losses since 1993 after we repositioned ourselves in 1992 as a biotechnology company dedicated to the discovery and development of gene transfer technologies and products. As of December 31, 2004, we had an accumulated deficit of approximately € 184.6 million. We expect to incur substantial additional operating expenses for the foreseeable future as our research, development, preclinical testing and clinical trial activities continue.

        We do not have any gene transfer products that have generated any commercial revenue and our only revenues to date from our gene transfer activities have been from collaboration agreements and payments from the Association Française contre les Myopathies, a private not-for-profit association founded to combat neuromuscular diseases. In February 2003, our collaboration agreement with Schering-Plough expired. Accordingly, we do not expect to receive any future revenues or payments under that agreement as Schering-Plough has discontinued its development program for a p53 gene therapy and did not exercise its rights to license new genes.

        We expect that our only sources of revenue for the foreseeable future will consist of additional payments from collaborative partners, if any, governmental or non-governmental grants, if any, and interest income. We do not expect to generate revenues from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.

Gene transfer technology and/or our approaches to gene transfer may be unsuccessful, and there may never be a market for the products, if any, that we develop.

        We have chosen to focus our research and development efforts on three different approaches to in vivo gene transfer: therapeutic vaccination, immunotherapy and gene therapy. However, our approaches to gene transfer products and technology may not be successful. Gene transfer is a relatively new medical technology and, to our knowledge, no gene transfer product has been approved for commercialization anywhere in the world, except for the product of a Chinese biotechnology company which was approved for commercialization in China in early 2004. Preclinical and clinical data on the safety and efficacy of gene transfer is limited and therapeutic efficacy has been demonstrated only on a limited basis. We do not know whether gene transfer treatment, even if effective initially, will have a lasting effect.

        Moreover, even if one or more of our gene transfer product candidates is approved for commercialization, patients using these products may experience unanticipated adverse effects or unintended immune responses that were not encountered during clinical trials. If these adverse effects are severe, we may be unable to market that product or any other gene transfer products we may develop. Further, any products we develop may demonstrate inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval or commercial use.

All of our potential gene transfer products are in research, preclinical development or early stage clinical trials, and the favorable results of some of our trials to date may not be indicative of the broad results for a large number of human patients.

        We are at an early stage of development and all of our potential gene transfer products are in research, preclinical development or early stage clinical trials. Even though our product candidates which are ready for or undergoing clinical testing have shown successful results in animal models, we may not be able to replicate these results with humans. Consequently, you should not rely on the results in our animal models as being predictive of the results that we will see in our clinical trials with humans. We have reported that several of our treatments under development were showing early indications of therapeutic benefit. These reports, however, are preliminary and are based upon the results in a small number of patients. As is the case with all biopharmaceutical products under development, actual results with more data may show less favorable outcomes.

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

        Prior to marketing a product in Europe or the United States, any product we develop must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the European Medicines Evaluation Agency, the French Agence Française de Sécurité Sanitaire des Produits de Santé or the United States Food and Drug Administration. These approval processes are typically lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in trials for regulatory approval. Approval by a regulatory authority in one country does not ensure approval in any other country. If we do not receive the necessary approvals, we will not be able to generate revenues and will not become profitable. Factors that raise uncertainty in obtaining these regulatory approvals include:

  •
  gene transfer is still a technology under development;

  •
  to date, there has been only limited research and development in gene transfer therapy using adenoviral, vaccinia or other vectors, which we believe will cause clinical trials to proceed more slowly than clinical trials involving traditional drugs;

  •
  we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

  •
  we are not aware of any gene transfer products that have obtained marketing approval from a regulatory agency, except for the product of a Chinese biotechnology company which was approved in China in early 2004;

  •
  the regulatory requirements governing gene transfer products are uncertain and are subject to change; and

  •
  data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals.

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

Adverse events in the field of gene transfer therapy may negatively impact regulatory approval or public perception of our products.

        The death in September 1999 of a patient undergoing viral-based gene therapy in a clinical study conducted by another organization at the University of Pennsylvania, and the severe side effects observed in 2002 and 2004 in two young patients who had received an ex vivo cellular therapy for their severe immune disease, were widely publicized and attracted the attention of health authorities as to the risks facing patients in trials for gene transfer. We are not developing any products using the retrovirus vector or the ex vivo therapeutic approach employed in this trial. However, these and other adverse events experienced in clinical trials other than ours could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. Increased scrutiny could delay or increase the costs of our product development efforts or clinical trials.

        The commercial success of our potential products will depend in part on public acceptance of the use of therapeutic vaccines and immunotherapy products for the treatment of human diseases. Public attitudes may be influenced by claims that these therapies are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to these gene transfer therapies in general could result in greater government regulation and stricter labeling requirements of gene transfer therapies and could limit the demand for any products we may develop.

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

        In order to market and sell any proprietary products which we may develop, we will need to hire a marketing and sales force with relevant pharmaceutical experience, or make appropriate arrangements with strategic partners to market and sell our products for us. Building a marketing and sales force is expensive and time consuming and could delay any product launch.

        We obtain materials used in the manufacture of our product candidates from a number of suppliers, some of whom are our sole qualified source of these materials. We qualify the suppliers of our clinical materials according to GMP regulations. If we were to lose access to critical materials from any of these sole-source suppliers, we would be required to obtain a new source of materials. Although we seek to protect ourselves by establishing relationships with other suppliers, it could take us several months to qualify new suppliers before we could use their materials in the manufacture of our products.

To develop our business, we may need to obtain rights to proprietary genes and other third party technologies which may not be available or may be costly; if we do not achieve certain milestones, we may lose some of the rights we have already obtained.

        We currently investigate and use certain gene sequences or proteins encoded by those sequences that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all. In connection with our efforts to obtain rights to these gene sequences or proteins, we may find it necessary to convey rights to our technology to others. Some of our gene transfer products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate royalty arrangements.

        For the reasons described above, we have already entered into some technology license agreements in connection with our development of gene transfer products. Some of these license agreements require us to achieve development milestones and provide for penalties in the event we cannot demonstrate sufficient efforts to reach the milestones. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business.

Competition and technological change may make our potential products and technologies less attractive or obsolete.

        We compete with companies, including major pharmaceutical and biotechnology firms, that are pursuing forms of treatment or prevention for the diseases we target using gene transfer as well as more traditional therapies. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

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

        We are currently involved in several patent opposition proceedings, as described below. These proceedings are administrative in nature and do not involve litigation.

  •
  We initiated an opposition proceeding with six other companies against a European patent of Vical, Inc. covering the use of plasmid-DNA as a vector. The European Patent Office revoked Vical's patent on December 13, 2001 and the revocation was upheld on appeal during the oral proceedings held on January 17, 2005.

  •
  We initiated an opposition proceeding against a European patent of the regents of the University of Michigan covering compositions comprising a nucleic acid vector intended for intratumoral injection; oral proceedings took place on September 30, 2004. University of Michigan's patent was reissued in a modified form which does not prevent us anymore from selling our product candidates designed for tumor injection, Ad-IFNg and Ad-IL2, in Europe. The Regents of the University of Michigan appealed this decision. The European Patent Office rejected their appeal on April 12, 2005.

  •
  We initiated an ongoing opposition proceeding against a European patent of Chiron covering compositions comprising at least two different viral vectors. Oral proceedings took place on May 10, 2005. If Chiron's patent is not revoked, we may be unable to use compositions of our viral vectors.

  •
  We initiated an ongoing opposition proceeding against a European patent of Got-A-Gene covering a complex between a virus and a cell targeting substance. At Got-A-Gene's request, their patent was revoked on May 11, 2005.

  •
  We initiated an ongoing opposition proceeding against a European patent of the University of Texas covering re-targeted second generation adenoviral vectors. At the request of the University of Texas, their patent was revoked on April 21, 2005.

  •
  Novartis AG initiated an ongoing opposition proceeding in 2001 against our European patent covering a method of preparing a viral vector by intermolecular recombination in a prokaryotic cell. The European Patent Office revoked our patent on January 22, 2003. We appealed that decision, and oral proceedings took place on October 6, 2004. Our patent was reissued in a modified form which permits us to derive further revenues from licensing the patented technology, and specifically to earn royalties which may be due from licensees marketing products in Europe. Merck & Co., Inc. is a licensee under that patent.

  •
  Novartis, together with GenVec, Inc. also initiated in 2001 an ongoing opposition proceeding against our European patent covering new complementing cell lines for defective adenovirus vectors. GenVec withdrew from the opposition in 2003. Oral proceedings were held on May 26, 2004 and our patent was upheld with modifications. Novartis appealed this decision on December 20, 2004.

  •
  Got-A-Gene AB initiated in 2001 an ongoing opposition proceeding against our European patent covering targeted adenovirus vectors.

  •
  MediGene AG and GlaxoSmithKline initiated in 2002 an ongoing opposition proceeding against our European patent covering a pharmaceutical composition for the treatment of tumors using a combination of HPV antigens (this pharmaceutical composition is different from our MVA-HPV-IL2 cancer vaccine candidate). Oral proceedings took place on April 26, 2005 and our patent was upheld. The opponents may appeal this decision.

  •
  Virax Holdings Limited initiated in 2000 an ongoing opposition proceeding in Australia against us involving our Australian patent covering the use of viral vectors encoding immunostimulatory polypeptides. This opposition was resolved amicably between Virax and us, and a new Australian patent was issued to us.

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

        Mr. Christophe Mérieux, who succeeded his father Mr. Alain Mérieux as our chairman in October 2002, and other members of the Mérieux family indirectly control TSGH, which owns 70.3% of our outstanding shares. As a result, Mr. Mérieux would have the ability to control all matters requiring approval by our shareholders, including the election of directors, payment of dividends and certain significant corporate transactions. His interests may differ from your interests. This concentration of ownership could affect the liquidity of our shares and ADSs and have an adverse effect on the price of our shares or our ADSs. It may also impair or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over then current market prices for their shares or ADSs.

We were a passive foreign investment company for U.S. tax purposes for the years 2002, 2003 and 2004, and we may be a passive foreign investment company for the year 2005 and future years. As a result, you are subject to special U.S. tax rules.

        We were a PFIC for 2002, 2003 and 2004, based upon our review of our existing financial data for these years, because more than 50% of our assets generated passive income in each of these years. Consequently, for any U.S. holders holding our shares or ADSs during 2002, 2003 or 2004, such shares or ADSs were considered PFIC shares or ADSs in 2002 and 2003, and will be considered PFIC shares or ADSs in 2004 and all subsequent years unless such holder makes a qualified electing fund or mark-to-market election. While our strategy is to enter into research, collaboration and other agreements for future years, we may not be able to successfully conclude any such agreements. For U.S. holders purchasing shares or ADSs after 2004, there is a risk that we will be classified as a PFIC for 2005 and for future years, and you should evaluate any investment in our shares or ADSs accordingly. See "Item 10. ADDITIONAL INFORMATION—Taxation—Taxation of U.S. Investors."

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

        The market price of our shares and ADSs, like that of many other biotechnology companies, has been volatile and is likely to continue to be volatile. The following factors, among others, could have a significant impact on the market price of our shares or ADSs:

  •
  response to publicity;

  •
  the results of our preclinical studies and clinical trials or those of our collaborators or competitors or for gene transfer products in general;

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

        At December 31, 2004, we had issued options to purchase an aggregate of 304,000 shares. In February 2005, our Board of Directors granted 218,000 options to purchase an aggregate of 218,000 shares. Your percentage ownership will decrease when the options are exercised. Moreover, additional sales of our shares or ADSs by us will decrease your percentage ownership and could cause our share or ADS price to decline.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of Transgene

        Our legal and our commercial name is Transgene. We were organized in 1979 under the laws of the French Republic as a société anonyme, a form of limited liability company, with a life of 99 years, to carry out research projects on a contract basis in the fields of genetic engineering, immunology, virology, molecular and cellular biology and protein chemistry. In the 1980s, under the guidance of Dr. Jean-Pierre Lecocq as a scientific director, we gained extensive experience in such research on behalf of companies in the human and animal healthcare sectors, as well as in the food industry. In 1992, we repositioned ourselves as a biotechnology company dedicated to the discovery and development of gene transfer technologies and products for the treatment of acquired or inherited diseases for which there is no cure or adequate therapy. The strategic focus on gene transfer therapy was based on our core competence in molecular and cellular biology and experience gained in a research program initiated in 1987 on the use of adenoviral vectors in gene therapy of pulmonary disorders.

        In early 2001, we refined our strategy to focus primarily on the development of gene transfer products for the treatment of cancer. At the beginning of 2005, we decided to suspend the further development of some of our anti-cancer product candidates in order to concentrate efforts on one of our anti-cancer immunotherapy products and an anti-cancer vaccine to accelerate their clinical development. We also broadened our research of new therapeutic vaccines against infectious diseases, an area of major public health concern. For further discussion at the evolution of our development strategy, see "Strategy" below.

        Our registered office is located at 11, rue de Molsheim, 67000 Strasbourg, France, and the telephone number at that location is (33) 3-88-27-91-00.

        Transgene, Inc., our U.S. subsidiary, was incorporated in June 1996 and monitors our clinical trials in the U.S. Its office is located at 5510, Nicholson Lane, Kensington, Maryland 20895-1078 and its telephone number at that location is (301) 816-5404.

        Our principal capital expenditures amounted to € 0.7 million, € 0.9 million and € 0.9 million in 2004, 2003 and 2002, respectively. They consisted primarily of purchases of laboratory and manufacturing equipment, as well as modifications at our production facility in France to keep equipment to pharmaceutical standards level. We expect to incur higher capital expenditures in 2005 of € 1.1 million principally for the purchase of required research, manufacturing and process development equipment. These expenditures will be paid principally out of our cash reserves. We had no material divestitures during the last three financial years and do not expect to have material divestitures in 2005.

Business Overview

        We are a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. We believe that our competitive advantages include: (1) our portfolio of product candidates in pre-clinical and clinical development; (2) our proprietary vector platforms; (3) our integrated capabilities from research to development; (4) intellectual property that we own or control; and (5) our ability to manufacture clinical and the initial commercial quantities of biopharmaceuticals. However, because gene transfer technology is a relatively new medical technology whose safety and efficacy have not yet been proven on a large scale, our business and competitive advantages are subject to a number of uncertainties, as described above under "ITEM 3. KEY INFORMATION—Risk Factors."

        We are currently developing two products for the treatment of cancer, which are currently in clinical trials, and two therapeutic vaccines against infectious diseases, one of which is in a clinical trial. We are also developing Myodys, a product candidate for the treatment of Duchenne's Muscular

Dystrophy, which completed a Phase I clinical trial at the end of 2002. See "Our product candidates under development" below.

Therapy through Gene Transfer for in vivo Production of Therapeutic Proteins

        Gene transfer therapy is a method for the treatment or prevention of disease which consists of delivering genes to a patient's cells to cause the production of proteins which combat the disease. However, gene transfer therapy actually covers two distinct methods for combating disease: those which seek to cause the patient's cells to create directly the needed protein or proteins or to stimulate the patient's immune system to fight the disease, and those which seek to compensate for the gene which is missing or defective in a patient. Genes are segments of deoxyribonucleic acid (DNA) present in each cell in the body that provide the information that cells use to produce proteins. Each cell in the body has the ability to produce thousands of the different proteins that are essential for cellular structure, function and growth. Protein production begins in the nucleus of the cell when the gene is copied, a process called "gene expression."

        The development of safe, efficient and adaptable methods of delivering genes into cells is a key factor in establishing effective gene therapy. A therapeutic gene must be incorporated into a delivery system or "vector" which, when coupled with that gene, will transport it into target cells of the patient's body. Therapies using gene transfer are currently divided into two approaches:

  •
  the in vivo (inside of the body) approach, which consists of administering directly to the patient a pharmaceutical composition containing the therapeutic gene and a vector to carry the gene to the target cells of the patient; and

  •
  the ex vivo (outside of the body) approach, or cellular therapy, which consists of removing cells from a patient, cultivating these cells in appropriate laboratory conditions and using a vector, most often a retrovirus, to insert the functional gene into the cells and then re-injecting the modified cells to the patient. This method was used in a clinical trial at the Necker Hospital for Sick Children in Paris with infants suffering from severe immune deficiencies. Although most of these children are well, months after their treatment some of them developed severe adverse responses, which led the investigators and the regulatory authorities to put the trial on hold. We are not developing cellular therapies.

        We believe that in vivo gene transfer will be a valuable therapeutic solution, either alone when no other treatment exists, as is the case for genetic diseases such as muscular dystrophies, or in therapeutic vaccines against certain cancers or infectious diseases, or in combination with other treatments such as chemotherapies or protein-based drugs, when synergistic therapeutic effects are needed to combat the disease.

        Because of the potentially vast number of different genes to be transported, the wide variety of organs and tissues whose cells must be targeted for genetic therapy of different diseases, and the wide range of potential uses for gene transfer therapy, different families of vectors are likely to be necessary for the effective treatment of numerous diseases. We are using three of our proprietary vector platforms in our current portfolio of product candidates. See "Item 4. INFORMATION ON THE COMPANY—Vector Technology."

Our Competitive Advantages

We have a portfolio of several product candidates.

        We have product candidates in preclinical research and Phase I, Phase I/II and Phase II clinical trials, as set forth in the table below.

Therapeutic Field	Therapeutic Strategy	Product Candidate	Clinical Indication	Status

Cancer Treatments	Cancer Vaccine	MVA-Muc1-IL2	Lung cancer Prostate cancer Renal cell carcinoma	Phase II on-going Phase II. Suspended(1) Phase II. Suspended(1)

	Immunotherapy	Ad-IFNg	Cutaneous lymphomas	Phase I/II on-going

	Immunotherapy	Ad-IL2	Melanoma and other solid tumours	Phase I/II. Suspended(1)

	Suicide Gene Directed Chemotherapy	MVA-FCU1	Solid tumors	Preclinical. Suspended(1)

Infectious Diseases Treatments	Therapeutic Vaccine	MVA-HPV-IL2	Cervical intraepithelial neoplasia (CIN 2-3)	Phase II on-going

	Therapeutic Vaccine	MVA-HCV	Hepatitis C	Pre-clinical

Genetic Diseases	Gene therapy	Myodys	Duchenne's Muscular Dystrophy	New Phase I under preparation

(1)
Further research and development has been suspended as part of the strategic refocusing decided in early 2005.

We have multiple vector technology platforms.

        Our vector technology platforms are designed to maximize the potential for gene transfer applications. We believe that our ability to offer differentiated vector technologies for gene delivery, each customized for different clinical situations, will enable us to develop more effective gene transfer applications for cancer.

        We believe that the potential benefits of our vector technology platforms include:

  •
  Safety. We have developed new generations of vectors for our principal vector platforms with enhanced safety profiles—adenoviral vectors with reduced risk of generating an uncontrolled replicating virus and attenuated vaccinia virus vectors based on viral strains unable to replicate in human cells. We are also developing vectors with the capability to target specific cell types and are enhancing their efficacy and safety;

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

        We have built a strong scientific expertise over our twenty-five years of activities in the field of molecular biology. Having worked since 1992 in the field of gene transfer therapy and immunotherapy, we believe that we have acquired significant know-how in key areas for our development: virology, production of clinical lots according to Good Manufacturing Practices, biological quality control techniques and clinical and regulatory affairs.

We own or control intellectual property.

        We have filed and continue to file patent applications to protect our proprietary vector technologies as well as related processes and other technologies. We own over 200 European and United States patents and patent applications. In addition to our patent portfolio, we have obtained licenses to the patented products, processes and technology of others.

We are able to manufacture clinical and initial commercial quantities of biopharmaceuticals.

        We operate our own manufacturing facility at Illkirch, France at which we currently manufacture all quantities of our product candidates for use in our clinical trials. This multi-purpose facility was designed to comply with U.S. and European Good Manufacturing Practices and physical confinement regulations for genetically manipulated organisms. In parallel to the development of the manufacturing process, we have developed our own expertise in quality control and quality assurance. We have a dedicated quality control laboratory that will enable us to perform a large part of the quality control internally, on both intermediate products and on any final products. We have designed our quality assurance program to comply with regulatory requirements regarding the quality and safety of pharmaceutical products for human use. This facility is equipped to manufacture the initial commercial quantities of our products, if any, that are approved for use and sale.

Strategy

        Our strategy is to develop therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases through early stage clinical trials and to complete, either independently or in collaboration with selected pharmaceutical or biotechnology companies, late-stage trials, manufacturing and commercialization.

        In February 2005, we announced our new strategic goals, which will concentrate our resources on a streamlined product portfolio while also expanding our therapeutic objectives to include infectious diseases, for which we now have substantial technical know-how.

        The clinical development portfolio will concentrate, for the time being, on the following three main product candidates: the anti-cancer vaccine MVA-Muc1-IL2, which is currently in a Phase II trial for lung cancer; the therapeutic vaccine MVA-HPV-IL2 against Human Papilloma virus infection, currently in a Phase II clinical trial for cervical intraepithelial neoplasia (CIN2-3); and the anti-cancer immunotherapy product Ad-IFNg, currently in a Phase I/II clinical trial for primary cutaneous lymphoma. A new therapeutic vaccine candidate, MVA-HCV, against the hepatitis C virus is scheduled to enter a Phase I/II clinical trial within one year.

        The development of Myodys® for the treatment of Duchenne/Becker's muscular dystrophy will continue to be pursued under funding from the French Association against Muscular Dystrophy (AFM).

        The development of our other product candidates, Ad-IL2, which is in a Phase I clinical trial for the treatment of melanoma, MVA-FCU1, which is in the pre-clinical stage, and MVA-Muc1-IL2 for the treatment of prostate and kidney cancers, is suspended and will resume if and when external financing is available.

        Research programs will address problems relating to infectious diseases and expanding the technology platform beyond viral vectors.

        We also plan in the future to obtain more value from our biomanufacturing expertise and facilities, especially through additional partnering and contracts with third parties.

        In 2005, our operational priorities are to:

  •
  receive regulatory approvals to accelerate the clinical development of our immunotherapy product candidate Ad-IFNg in a Phase III clinical trial in cutaneous lymphoma;

  •
  carry out preparations for a Phase IIb clinical trial of MVA-Muc1-IL2 for the treatment of lung cancer to begin at the end of the year;

  •
  complete the currently on-going Phase II clinical trial of MVA-HPV-IL2 for cervical intraepithelial neoplasia (CIN2-3);

  •
  establish a strategic relationship to continue the development of our cancer vaccine candidates;

  •
  continue to develop our portfolio of product candidates by selecting the most promising approaches arising out of our research; and

  •
  complete our organizational refocusing to achieve proof of clinical efficacy as soon as possible.

        With regard to our current financial situation, which we believe will enable us to continue operations only through September 2005, we need to prepare for raising new capital to provide further funding for our research and operations. In December 2004, our principal shareholder informed the Board of Directors of its commitment to cover our cash needs until the end of 2005 unless another financing option is adopted during this timeframe.

        If we are successful in raising funds to continue our operations, our longer term objective is to have three Phase III trials on-going in 2007: MVA-Muc1-IL2 for the treatment of non-small cell lung cancer, MVA-HPV-IL2 for high grade intra-epithelial neoplasia (CIN 2-3) related to HPV 16, and Ad-IFNg to treat cutaneous T cell lymphoma (CTCL). Our objective would be to have at least two of these programs supported through partnership arrangements. We would also seek to pursue Phase II trials by 2007 for MVA-Muc1-IL2 for prostate cancer and MVA-HCV for treatment of Hepatitis C. Finally, we would seek to develop at least one other internal vaccine from pre-clinical testing to clinical trials. In addition to obtaining the necessary funding, however, our ability to achieve these objectives also depends on further development and testing providing sufficiently positive results; the timely organization of clinical trials, including patient recruitment and the receipt of necessary regulatory approvals; finding appropriate strategic partners and establishing collaboration agreements with them for the Phase III trials; and continued clinical and medical interest in pursuing gene transfer products of this kind and for these indications. We may not be able to achieve these development and testing objectives by 2007, or at all, in light of the financial uncertainties described above, as well as the other factors set forth in "Item 3. KEY INFORMATION—Risk Factors".

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

        Our third approach to the treatment of cancer consists in a suicide gene directed chemotherapy. In this approach, the tumor is directly injected with a vector carrying a novel suicide gene, FCU1. The tumor cells are induced to transform locally a non-toxic compound in a highly toxic molecule that kills only the cancerous cells, as opposed to conventional chemotherapy which also destroys non-cancerous cells and has serious side effects.

        In addition to our cancer vaccines, immunotherapy products and suicide gene directed chemotherapy product, our research efforts are directed at approaches seeking to overcome the mechanisms that allow cancerous cells to evade the body's immune system.

Our Product Candidates under Development

Cancer Vaccines Under Development

        Our most advanced approach to cancer therapy uses a therapeutic vaccine directed against tumor antigens. A number of antigens have been identified that are specific to cancer cells. Antigen-specific therapy is designed to induce a strong cellular immune response against these tumor antigens. To do this, the genes for the tumor antigen and the cytokine interleukine-2 (IL2) are inserted into a vaccinia virus vector. The vaccine is then injected subcutaneously. This combination of the antigen and IL2 activates CTLs which can specifically attack the cancer cells. Animal studies have demonstrated that injection of our vaccinia virus vectors, carrying both tumor antigen and IL2, produces a tumor-specific CTL response and a strong anti-tumor effect. We are currently using the Modified Vaccinia Ankara (MVA) virus as the principal vector for our cancer vaccines. The MVA virus, which is unable to propagate in human cells and therefore is incapable of causing an infection in humans, has been shown to be safe when used as a vaccine against smallpox. Further, laboratory experiments have shown that it is highly effective at enhancing the immune response. We are currently carrying out a clinical trial of a cancer vaccine directed against the Muc1 antigen for the treatment of lung cancer, prostate cancer and renal cell carcinoma. If this approach proves to be effective, other cancer antigens could be used to generate similar products.

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

        We license the Muc1 gene from Imperial Cancer Research Technology Limited, the technology transfer arm of the Imperial Cancer Research Fund. This license is a worldwide exclusive license for use of the Muc1 gene in gene transfer applications using viral vectors.

        We have conducted Phase II clinical trials in patients with prostate cancer, lung cancer and renal cell carcinoma in Europe and the United States.

        Lung Cancer.    We have recently completed a Phase II clinical trial program initiated in the first quarter of 2002 with the MVA-Muc1-IL2 vaccine in combination with standard chemotherapy in patients with advanced or metastatic non-small cell lung cancer, which is responsible for about 120,000 deaths per year in the United States. Interim data indicate that the trial objective, a tumor response rate of at least 11 out of 33 patients available for evaluation, was achieved, demonstrating clinical benefit in 24 out of 35 patients (68%) who could be evaluated (13 partial responses confirmed and 11 patients for whom the disease was stabilized during more than 12 weeks). At this time, the average period for development of the disease is more than six months and the overall survival is more than 12 months. More than half the patients are still living and certain of them are continuing treatment. A Phase IIb clinical trial, with random patient selection for combinative treatment with standard chemotherapy is being prepared for launch in the last quarter of 2005.

        Prostate Cancer.    We initiated a Phase II clinical trial in 2002 with our MVA-Muc1-IL2 cancer vaccine candidate in patients who have had primary treatment by surgery or radiation of their prostate cancer and subsequently had progressive elevation of their PSA level without evidence of metastatic disease. This progression of the PSA level suggests residual or recurrent prostate cancer. Interim results of this clinical trial showed a statistically significant decrease in the PSA progression rate. These interim results led us to continue to enroll patients to gather more data. Despite these encouraging results, we have decided to suspend clinical research for this indication to concentrate our efforts on developing the anti-cancer vaccine MVA-Muc-IL2 for the treatment of lung cancer. Further research work for prostrate cancer will resume if and when external financing is available.

        Renal Cell Carcinoma.    We initiated a Phase II clinical trial in the third quarter of 2002 in patients with renal cell carcinoma expressing the Muc1 antigen. The patients first receive sub-cutaneous injections of the vaccine alone. Standard immunotherapy is added to the MVA-Muc1-IL2 vaccine for the patients whose disease progresses. This design of the clinical trial will enable us to evaluate the vaccine as a monotherapy and in combination with the conventional treatment of this cancer. We have decided to suspend clinical research for this indication to concentrate our efforts on developing the anti-cancer vaccine MVA-Muc-IL2 for the treatment of lung cancer. Further research work for renal cell carcinoma will resume if and when external financing is available.

Immunotherapy

        In addition to our cancer vaccines, our approach to cancer therapy also seeks to develop tumor-killing cellular immune responses in various kinds of cancer. Immunotherapy relies on the fact that there are tumor antigens present in all tumors, even though the identity of many of these antigens is not known. Under this approach, a tumor is directly injected with our product that carries the gene for the appropriate cytokine. These cytokines have been chosen because of their known ability to stimulate the body's immune system. The injection causes the tumor cells to be transfected with the appropriate gene and the cytokine is produced locally within the tumor. The local stimulation of the immune system attacks the cancer both at the injected tumor site and at tumor sites elsewhere in the body. Our strategy for immunotherapy uses our improved adenoviral vector and is focused on the interferon gamma (Ad-IFNg) and the interleukin-2 (Ad-IL2) genes and their production of the corresponding cytokines. For these genes, we use our new generation adenoviral vector, which includes an improved promoter.

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

        A Phase I/II trial with our Ad-IFNg product candidate is on-going with patients with primary T-cell cutaneous lymphoma (CTCL). Primary cutaneous lymphomas, including CTCL and CBCL, encompass a range of conditions with malignant proliferation of lymphocytes. They are characterized by their heterogeneity of clinical presentations, prognostic and therapeutic options. Early stage disease has a good chance of successful therapy, however with a poor tolerance to the treatment. In contrast, advanced disease is marked by burdensome, debilitating cancerous lesions, and fatal outcome despite the use of very aggressive treatments. Preliminary results with 16 patients available for evaluation out of 26 patients currently included in the Phase I/II clinical trial with Ad-IFNg demonstrate 6 complete responses and 3 partial responses, or a global response rate of 56%. We expect to have the final results on 36 patients in the last quarter of 2005.

        Based on the results from our Phase I clinical trial, we applied for the designation of our product candidate, Ad-IFNg, as an orphan drug in Europe. In July 2003, Ad-IFNg was granted 'Orphan Medicinal Product' designation for the treatment of CTCL by the European Medicines Agency (EMEA). The Orphan Medicinal Product designation promotes the development of drugs to treat rare diseases or life-threatening conditions by providing marketing exclusivity to approved orphan products for ten years following regulatory approval, as well as assistance by the EMEA in establishing clinical protocols for the development of the product. A product granted the Orphan Medicinal Product designation must undergo complete clinical testing, and therefore is subject to the same risk factors as other products under development. (See "Item 3—KEY INFORMATION—Risk Factors".) The procedure for obtaining protocol assistance from the EMEA is underway for the next step planned for the development of this product candidate, a Phase II/III controlled clinical trial to begin in the first quarter of 2006. We are also planning preparation of an Investigational New Drug filing in the United States, as well as preparing the submission at the end of 2005 of a request for an orphan drug designation in the United States.

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

        A Phase I/II clinical trial with our Ad-IL2 product candidate is on-going in patients with metastatic melanoma and other types of solid tumors at advanced stages to test an intensified product dosing schedule and a combination with chemotherapy. Data from 26 patients show that the treatment is well tolerated, including at the highest dose, with side effects limited to local reactions at the site of injection, fever, headache and transient lymphopenia. Dose dependent levels of IL2 in the sera of the patients are clearly observed, as well as a number of responses sufficiently significant to further expand the trial to obtain additional data. We have decided to suspend further clinical development for this product candidate to concentrate our efforts on developing the immunotherapy product candidate Ad-IFNg. Further development of Ad-IL2 will resume if and when external financing is available.

Suicide Gene Directed Chemotherapy

        In addition to our cancer vaccines and immunotherapy products under development described above, we have a third approach to the treatment of cancer that aims at obliging the tumor cells to produce themselves the chemotherapeutic compound that will kill them. MVA-FCU1 uses our MVA vector platform and a novel suicide gene called FCU1 designed by our scientists. This novel gene is a fusion of two genes from yeast. FCU1 transforms a non-toxic compound (5-FC) into a highly toxic molecule, 5-FU (a well known molecule already used as cytotoxic agent against cancer, but with severe side effects when administered intravenously). MVA- FCU1 is injected directly into the tumor leading to the expression of the gene in the tumor cells. 5-FC is then administered orally, causing the tumor cells expressing FCU1 to metabolize 5-FC into 5-FU, resulting in the tumor cells' death. 5-FU thus is produced only locally by the tumor cells and does not generate the side effects observed with 5-FU standard chemotherapy. We have demonstrated in pre-clinical studies that FCU1 is more effective than the other suicide genes p53 and HSV-tk due to a powerful "bystander effect" (which requires the gene to be transferred to only a fraction of the tumor cells to kill the whole tumor cells population). We have decided to suspend further clinical development for this product candidate to concentrate our efforts on developing the anti-cancer vaccine MVA-Muc1-IL2 and our immunotherapy product candidate Ad-IFNg. Further development of MVA-FCU1 will resume if and when external financing is available.

Our other new approaches

        Our approach to selecting our new product candidates aims at identifying genes or combinations of genes to counter the mechanisms that allow tumors to escape the body's natural immune defenses. We are currently evaluating new cytokines as well as new ways of stimulating the immune system, to generate new immunotherapy product and vaccines candidates, for which we are also seeking to select new tumor specific antigens.

Therapeutic Vaccines Against Infectious Diseases Under Development

  MVA-HPV-IL2 Vaccine

        This vaccine candidate uses the MVA virus expressing two genes of a specific sub-type of Human Papilloma Virus (HPV), genotype 16. The HPV infection is spread sexually. Although most of the people infected with HPV spontaneously eliminate the viral infection within six to 12 months, HPV infection has been causally linked to pre-cancerous changes and cancer of the cervix when the infection is not eliminated. Cervical cancer is diagnosed in approximately 80,000 women each year in the United States and Europe and is responsible for about 35,000 deaths annually. All women with cervical cancer are infected with HPV and over 50% of these are infected with HPV 16. HPV infections are even more common in developing countries of Central and South America and elsewhere, and cervical cancer is correspondingly more prevalent in those countries than in the United States and Europe.

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

        The use of this vaccine at an earlier stage of the disease caused by infection may be beneficial in pre-cancerous cases, from persistent silent infection to pre-cancerous lesions of the cervix.

        A Phase II trial in women suffering from high grade intra-epithelial neoplasia (CIN 2-3), a pre-cancerous stage of the cervix, provided positive results in terms of clinical and biological efficacy of the elimination of CIN lesions and of a dose related effect. On the basis of these results, a new Phase II clinical trial is on-going in the same type of patient population (CIN 2-3), with the highest dose, which will allow for a prolonged period of observation after vaccination (up to six months instead of six weeks). Patient recruitment has begun and preliminary results are expected for the last quarter of 2005.

  Therapeutic vaccine against Hepatitis C

        Our therapeutic vaccine candidate against Hepatitis C uses our MVA vector expressing non-structural proteins of the HCV virus. This vaccine candidate is currently in pre-clinical research and is expected to begin clinical trials in the first quarter of 2006 with patients who have received no previous treatment or who showed no response to previous treatment.

        Hepatitis C inflammation of the liver due to the HCV virus is the most widespread chronic infectious disease transmitted by the blood in developed countries. It affects approximately 12 million people in Europe and the United States, and 170 million people worldwide. Current treatment involves a combination of pegylated interferon-alpha and an antiviral medication with substantial side effects. Approximately half of the persons infected by the most common strain of HCV do not respond to this treatment.

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

        We completed a Phase I clinical trial with a plasmid-based vector carrying the full-length dystrophin gene at the end of 2002. In addition to the good tolerance of the product, the results from this trial demonstrated for the first time that it is possible to obtain local expression of dystrophin in patients with Duchenne/Becker's muscular dystrophies following the administration of a plasmid containing the human dystrophin gene, without any detectable immune reaction under the trials experimental dosing and time conditions. We are currently developing a new intravascular technique, in collaboration with Mirus Corp., to enhance delivery of the therapeutic plasmid to a larger number of muscle cells, because the ultimate treatment of Duchenne's Muscular Dystrophy will require efficient delivery to skeletal muscles, the diaphragm and the heart. We are also currently working with the AFM on continued development of a new plasmid with the goal of increasing the protein expression level and extending the targeted muscle regions.

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

        We have research programs for our vector platforms that are directed to giving each of them specific features to optimize their performance and safety, by:

  •
  seeking to take advantage of synergistic effects by using different vectors in combination for more efficient vaccination protocols;

  •
  retargeting the vectors to the tumor;

  •
  directing the insertion of the gene of interest to the most appropriate site of the vector's genome;

  •
  generating viral vectors having the ability to selectively replicate in tumors to increase the level of therapeutic protein delivered by the gene;

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

Collaborations and Licensing

        As part of our business strategy, we intend to develop and commercialize our gene transfer technology platform and products both independently and in collaboration with other companies. We currently have one such active collaboration with the Association Française contre les Myopathies.

Agreement with the Association Française contre les Myopathies

        In December 2002, we renewed for the third time our agreement with the Association Française contre les Myopathies (AFM) to fund research and development for gene therapy treatment of neuromuscular diseases, particularly Duchenne's Muscular Dystrophy. Under the renewed agreement, the AFM agreed to refund our expenses on the research and development program for a three-year term (starting on July 1, 2001 and ending on June 30, 2004). The expenses amounted to € 3.8 million for the three years of the program. Pursuant to the agreement, we received from the AFM € 2.2 million from July 1, 2001 to December 31, 2002, € 1.2 million in 2003 and € 0.4 million for the first half of 2004. We received € 0.7 million in the second half of 2004 pursuant to the confirmation that the program will be continued under a new two-year agreement, which is being finalized, for a total of € 3.5 million. Under the two previous agreements, we had received from the AFM € 3.0 million in the form of interest-free loans. All loaned amounts are payable upon commercial launch of a gene therapy product developed under the agreement. We have the right to develop, manufacture and commercialize any products resulting from research under this agreement. In September 2000, with the support of the AFM, we initiated a Phase I clinical trial to treat patients with Duchenne's Muscular Dystrophy to validate a gene transfer-based therapy approach for treatment of this disorder. This clinical trial was completed in January 2003, with positive results in terms of tolerance and gene expression. We expect to initiate a Phase I/II trial in 2006 with higher doses of an improved plasmid version and new delivery modalities to target larger muscle territories.

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

In-Licensing Agreements

        We are a party to several licensing agreements with pharmaceutical and biotechnology companies in order to obtain rights to the therapeutic genes and technologies used to develop our gene transfer products. We anticipate that we will be required to obtain additional licenses in order to continue the research and development of, as well as to market, certain of our product candidates. Our agreements follow general industry practice and typically provide for an upfront payment and subsequent milestone payments depending on the achievement of development objectives or product commercialization, as well as royalties based on sales revenues. Some of our principal licensing agreements are listed below:

  •
  Ajinomoto. Ajinomoto, a Japanese corporation which holds rights to the IL2 gene, has granted us a non-exclusive license to the gene for use in gene transfer therapy.

  •
  Cancer Research Technology, Ltd. Cancer Research Technology, Ltd (previously ICRT), the technology transfer organization of Imperial Cancer Research Fund, has granted us an exclusive worldwide license under its patent covering the Muc1 gene for use in gene transfer therapy using viral vectors.

  •
  Cayla. Cayla has granted us an exclusive license under its patent covering suicide genes for use in gene transfer therapy.

Research and Manufacture Agreements

        As part of our efforts to generate revenues before we are able to generate revenues from the sale of our product candidates, we enter into agreements with third parties under which we provide research, pre-clinical or clinical manufacturing services. In 2004, we had such agreements with the Karolinska Institute, Aventis-Pasteur, Merial and bioMérieux, and received an aggregate of € 0.7 million in revenues (€ 0.3 million in 2003).

Competition

        We face intense competition from pharmaceutical and biotechnology companies developing vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Our competitors include, among others, Aphton, Inc,, Antigenics, Inc., Bavarian Nordic AS, Biomira, Cell Genesys, Inc., Cancervax, Inc., Corixa Corporation, Crucell NV, Dendreon, Inc., Epimune, Inc., GenVec, Inc., Intercell AG, Oxford BioMedica Ltd, Stressgene, Therion Biologicals Corp., Vical Inc. and Virax Holdings plc. The competition we face may arise from products already on the market or in more advanced clinical trials than any of our product candidates.

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

Patents and Intellectual Property; Technology Out-licensing Agreements

        (See also "ITEM 3—KEY INFORMATION—Risk Factors".)

Intellectual Property Strategy

        Our commercial success will depend, in part, on our ability to obtain patent protection in France, the remainder of Europe, the United States and elsewhere for vectors, gene transfer products, processes and related technologies, including the conversion of genes into pharmaceutical products using our proprietary vectors. We therefore seek, whenever practical and possible, to obtain protection for these products, processes and technologies, particularly vector technology (including work in progress regarding new vectors), and for the corresponding products to be used as pharmaceuticals, as well as for therapies targeting, in particular, cancer and muscular dystrophy. We also seek to expand our vector and product portfolio, accessing genes or other materials, processes or technologies in which third parties may claim or develop a proprietary interest, through collaboration arrangements, funded research and license agreements.

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

Other Proprietary Rights

        We believe that several elements of our comprehensive gene transfer program involve unpatented proprietary technology, processes, know-how, or data, including fermentation and production process and purification technology. With respect to proprietary technology, know-how and data which are not patentable or potentially patentable or processes other than production processes for which patents are difficult to enforce, we have chosen to protect our interests by relying on trade secret protection and confidentiality agreements with our employees, consultants and certain contractors. All of our employees are parties to employment agreements that include confidentiality agreements. The confidentiality agreements and other trade secret protection may not provide meaningful protection and may be breached. We may not have adequate remedies for any breach. Our trade secrets may otherwise become known or be independently developed by competitors.

Out-licensing agreements

        In our broad portfolio of patents, we have a number of patent families which we make available for third party licensing, without impairing the protection of our own product candidates. These patent families cover either technologies that can be licensed out on a non-exclusive basis or other technologies that are no longer necessary for our development strategy.

        In 2003, we signed an agreement granting Merck & Co., Inc. non-exclusive license rights to our patents covering methods for the rapid generation of viral vectors, in particular adenoviral vectors, by homologous recombination. In addition to an upfront payment upon the signing of the license agreement in January 2003, this agreement provides for future payments based on the achievement of development milestones of Merck products using the licensed technology, as well as royalties from sales of these products in the event they are commercialized.

Manufacturing

        We operate our own manufacturing facility in compliance with European and U.S. Good Manufacturing Practices standards for pharmaceutical products. Operating since 1995, ours is one of the first such facilities built to manufacture gene transfer products in Europe. This facility gives us the ability to produce our own clinical grade vectors to conduct our clinical trials, and is currently our only source of clinical grade vectors. The facility has passed periodic routine inspections by the French pharmaceutical authority. We have completed a program to upgrade this facility to support Phase III clinical trials and the first phases of launching of a gene transfer product, in the event any of our product candidates advances sufficiently.

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

        We believe that our manufacturing facilities, along with our staff in process development, manufacturing, quality assurance and quality control, and our internal medical and regulatory departments, allow us to function as a "stand-alone" organization capable of transforming scientific research into pharmaceutical products for our anticipated needs for clinical testing and initial product launch. Most of the raw materials we use are readily available from multiple sources on commercially reasonable terms. We believe that, upon completion of the upgrades to our facility, we will have sufficient capabilities to support clinical trials through the completion of Phase III and for the launch of our first gene transfer product.

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

Government Regulation

        Our research and development, preclinical testing, clinical trials, facilities and product manufacturing and marketing are and will be extensively regulated by governmental authorities in the United States, France and other member states of the European Union and other countries. The European Medicines Agency, the Agence Française pour la Sécurité Sanitaire des Produits de Santé, the United States Food and Drug Administration (FDA) and comparable agencies in other countries impose substantial requirements on manufacturing and the development of the type of products that we are developing. These requirements include rigorous quality controls and preclinical and clinical testing. Because gene transfer is a relatively new technology and has not been extensively tested in humans, the regulatory requirements governing gene transfer products are uncertain and may undergo substantial additional regulatory review. These requirements may result in extensive delays in initiating clinical trials and in the regulatory approval process in general.

        Europe and the United States, and other countries, have lengthy approval processes for pharmaceutical products. The time required to obtain marketing approval varies among these countries. In the European Union, biotechnology products are subject to a centralized procedure to obtain marketing approval, avoiding having to seek marketing approval in each of the European countries. In the United States and in the European Union, it generally takes an average of one year from the date of application to receive marketing approval. Because certain products that we may develop are likely to involve new technologies and be based on new therapeutic approaches, these products may receive substantial additional review by various governmental regulatory authorities. As a result, regulatory approvals for our products under development may require more time than for products using more conventional technologies.

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

        Clinical trials are conducted in three phases. In Phase I, clinical trials typically include a small number of human subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with larger groups of patients afflicted with a specific disease in order to further test safety, to conduct preliminary tests of efficacy and to optimize dose amounts and dose schedules. In Phase III, larger-scale, multi-center, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for a valid statistical test of efficacy and safety compared with other approved therapies. The clinical protocols, which detail the objectives of the study and the parameters to be used to monitor safety and efficacy, must be approved by the national regulatory authorities. Further, each clinical study must be conducted under the auspices of an ethics committee (or independent institutional review board) at the institution where the study will be conducted. The ethics committee considers, among other things, the scientific appropriateness of the study, the safety of human subjects and the potential liability of the institution. The ethics committee is also responsible for continuing oversight of the approved protocols in active trials. The ethics committee may require changes in a protocol, and there can be no assurance that it will permit any given study to be initiated or completed. This process can be conducted in parallel with the regulatory approval process, but may add considerable time and expense to the early regulatory review process. In addition, various countries have established special committees, such as the National Institutes of Health's Recombinant DNA Advisory Committee in the United States or the Gene Therapy Advisory Committee in the United Kingdom, which may require review of novel gene transfer protocols before permitting their implementation.

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

        Transgene, Inc., our wholly owned U.S. subsidiary, is located in Kensington, Maryland, and monitors our clinical development in the United States.

Property, Plant and Equipment; Capital Expenditures

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

        We incurred capital expenditures of € 0.7 million in 2004, all of which have been paid out of our cash reserves, and expect to incur capital expenditures of € 1.1 million in 2005 to maintain the necessary level of pharmaceutical standards at our research and production facilities. We inaugurated a new financial information system on January 1, 2005, to support management of purchases, logistics, accounting and management reporting.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Following the strategic shift adopted in 1992, our activities have consisted principally of our on-going research and development programs and preclinical and clinical trials. We have not generated revenues from the sale of gene transfer products and we do not expect to receive revenues from such sales, if any, for the foreseeable future. As a result, we have incurred operational and net losses for each year beginning in 1993. On December 31, 2004, our accumulated deficit amounted to € 184.6 million, including a non-recurring expense of € 24.7 million in 1998 for the acquisition of licenses and research and development in progress from Human Genome Sciences, Inc. We anticipate that we will continue to incur losses for the foreseeable future. See "Item 3. Key Information—Risk Factors."

        As previously announced, we believe that, based on our current cost estimates for our on-going operations, including clinical development plans, research and development activities, operating revenues and anticipated capital expenditures, our current cash position will be sufficient to meet our expected financial requirements through September 2005. In December 2004, Transgene's principal shareholder informed the Board of Directors of its commitment to cover Transgene's cash needs until the end of 2005 unless another financing option is adopted during this timeframe. We intend to request shareholder approval at the next annual shareholders' meeting scheduled for June 6, 2005 for a variety of financing options, including possibly through a capital increase. See "Item 3. Key Information—Risk Factors" for a summary of the uncertainties regarding our ability to obtain necessary capital.

        The forward-looking statements in the preceding paragraph are based on our current expectations, beliefs and estimates and are not guarantees of our future liquidity and ability to continue operations. Important factors which may affect our ability to continue to fund operations are described above in «Item 3. Key Information—Risk Factors». In addition, the statement made by the Company's principal shareholder to the Board of Directors in December 2004 is not a guaranty by the Company that it will have sufficient funds to maintain on-going operations.

        We have prepared the Consolidated Financial Statements assuming that we will continue as a going concern. However, our independent auditors, Ernst & Young, have issued an opinion that indicates there is a substantial doubt about our ability to continue as a going concern as a result of concerns set forth in their report. The Consolidated Financial Statements do not include any adjustments that might result from the resolution of this uncertainty.

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

        The AFM Agreement.    Our most important source of contract revenue is our agreement with the Association Française contre les Myopathies ("AFM") (French Association against Muscular Dystrophy), which was renewed for three years in December 2002. According to the agreement, AFM agreed to refund our research and development costs incurred in connection with our muscular dystrophy program for the three-year period starting July 1, 2001. These costs were € 3.8 million in total. We have recorded refunds from AFM of € 1.101 million, € 1.218 million and € 1.390 million for the years ended December 31, 2004, 2003, 2002, respectively. See Note 2 to our consolidated financial statements. We are continuing to collaborate with the AFM on the muscular dystrophy program, and we are currently in discussions to establish a new agreement with the AFM with a retroactive effect.

        Interest income.    Interest income consists of interest earned on our cash and cash equivalents, which amounted to an average of € 24.7 million, € 44.9 million and € 62.2 million in 2004, 2003 and 2002, respectively. We invest our cash in managed funds consisting of short-term, interest-bearing, investment-grade securities.

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

        Note regarding accounting for stock-options.    For the year ending December 31, 2003, and subsequent years, we have elected to account for our employee stock option plan in accordance with the provisions of the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation", which uses the fair value method. Previously, we used Principles Board Opinion, No. 25 (APB 25), "Accounting for Stock Issued to Employees", and disclosed the effect of SFAS 123 compared to APB 25. In the present document, financial information for the year ended December 31, 2002 has been restated to reflect the application of SFAS 123. Under SFAS 123, the amortization charges relating to stock options increase by the following amounts as compared to the charges which would be recorded under APB 25:

In thousands of €	Research and development	General and administrative	Total
2002	71	63	134
2003	94	99	193
2004	101	102	203

Income tax

        Our income tax comprises three components: current income tax, research-related tax credits and deferred income tax.

        Current income tax.    Our current income tax is limited to the minimum income tax, the Impôt forfaitaire annuel (currently approximately € 4 thousand annually) as long as we continue incurring losses deductible for tax purposes in France.

        Research-related tax credits.    Under current French tax policy, as revised in 2004, the research-related tax credit generated in a given year is equal to 45% of the increase in eligible research and development expenses over the average of the two preceding years, plus 5% of the eligible research and development expenses incurred in the current year. The research-related income tax credit in a given year can be carried forward and, if it is not used to offset income taxes payable, is recoverable in cash from the French government in the fourth year following its generation. For the years 2004, 2003, 2002, we received a total in cash of € 3.1 million as a result of research-related tax credits generated in the years 2000, 1999 and 1998. Negative tax credits, which can result from a reduction in research and development expenses compared to the average of the two preceding years, are not required to be paid to the tax authorities, but must be deducted from future positive tax credits for five years. As of December 31, 2004, we had a negative research-related tax credit of € 0.9 million, due to the reduction in our research and development expenses in 2002 compared to the average of the two preceding years.

        Future French tax policy may change and may not continue to provide us tax credits for our research and development programs and the loss of such credits could increase our net losses.

        Deferred income tax.    As of December 31, 2004, the significant components of our deferred tax assets included (i) French net operating loss carry-forwards of € 171.0 million (which have no expiration date under current French tax policy), (ii) French research and development costs amortized for tax purposes of € 10.2 million and (iii) French license costs amortized for tax purposes of € 7.8 million. We have depreciated our deferred tax assets to zero because we lack reasonable assurance that we will be able to recover those tax assets in the foreseeable future. As a result, no deferred tax income has been recognized in the statement of operations.

Results of Operations

Year ended December 31, 2004 Compared to Year ended December 31, 2003

  Revenues

        For 2004, revenues were unchanged at € 2.5 million, compared to 2003.

        Contract research and manufacturing.    Reimbursements from AFM for our research and development in muscular dystrophy amounted to € 1.101 million and € 1.218 million in 2004 and 2003, respectively. For 2004, we also earned revenues of € 0.7 million from contract manufacturing of pre-clinical lots of constructs for Merial, the International AIDS Vaccine Initiative (IAVI) and bioMérieux. We expect that the revenues from the manufacturing of clinical lots for Eurovac, most of which were received during 2004 and recorded in our consolidated financial statements as deferred revenues, will be recognized for the year ended December 31, 2005 upon our customer's final acceptance of the remaining batches, which are to be delivered in the first half of 2005.

        Licensing.    Royalties and fees earned on out-licensed technologies contracts decreased to € 0.7 million in 2004 from € 1.0 million in 2003. These revenues resulted primarily from royalties earned on the Raboral anti-rabies vaccine marketed by Merial, while revenues for 2003 also included the up-front fee earned on the license contract signed with Merck & Co., Inc in January 2003. The license contract with Merck is for the use of technology we developed to permit the highly efficient and rapid generation of recombinant viral vectors.

  Operating expenses

        Operating expenses decreased 1% to € 24.2 million for 2004 from € 24.4 million for 2003.

        Research and development.    Research and development expenses decreased 1.2% to € 20.0 million for 2004 from € 20.3 million for 2003. Expenses for clinical trials decreased in 2004, as we included 56 patients in 2004, compared to 149 patients in 2003, due to the completion of the patient inclusions in our Phase II MVA-Muc1-IL2 and MVA-HPV-IL2 clinical trials. Manufacturing costs increased slightly in 2004 compared to 2003 mainly due to the increased manufacturing activity for third parties. In 2004, patent maintenance costs and research and development support costs were overall unchanged compared to 2003.

        General and administrative.    General and administrative expenses decreased 2.4% in 2004 to € 4.2 million compared to € 4.3 million in 2003.

  Loss from operations

        Loss from operations decreased 1.2% to € 21.7 million for 2004 from € 21.9 million for 2003.

  Interest and other income

        Interest income decreased to € 0.6 million in 2004 from € 1.2 million in 2003. This decrease was primarily a result of lower cash and cash equivalents held and of lower interest rates. Average cash and cash equivalents held in 2004 and 2003 was € 24.7 million and € 44.9 million, respectively. These assets were invested in funds yielding interest based on the EONIA variable rate (Euro Overnight Index Average) plus a margin. The average EONIA in 2004 and 2003 was 2.07% and 2.36%, respectively.

        Our interest expense was unchanged at € 0.1 million for both 2004 and 2003 and corresponded to interest on the capital lease for our manufacturing plant. Foreign currency loss of € 22 thousand in 2004 was principally attributable to the decline in the value of the U.S. dollar compared to the euro.

  Income tax

  Current income tax

        Current income tax recorded for 2004 was € 21 thousand, corresponding to the accumulated minimum income tax, the Impôt forfaitaire annuel, for recent years, since we are incurring losses deductible for tax purposes in France.

  Research-related tax credit

        The research-related tax credit generated in 2004 amounted to € 0.717 million corresponding to 5% of the eligible research and development expenses incurred in 2004. The amount of € 0.490 million corresponding to 45% of the increase in eligible research and development expenses over the average of the two preceding years was offset against the negative tax credit of € 1.395 million caused by the decrease in research and development expenses in 2002 compared to the average of the two preceding years. The resulting negative balance of € 0.905 million is not required to be refunded to the tax authorities, but will be deducted from future positive tax credits over the next three years.

        As of December 31, 2004, we had a research-related income tax credit receivable of € 0.8 million, of which € 0.1 million generated in 2001 and € 0.7 million generated in 2004 would be recoverable in 2005 and 2008, respectively. As anticipated, we received in 2004 € 0.2 million of research-related tax credit which originated in 2000.

  Deferred income tax

        As of December 31, 2004, the significant components of our deferred tax assets included (i) French net operating loss carryforwards of € 171 million (which have no expiration date under current French tax policy), (ii) French research and development costs amortized for tax purposes of € 10.2 million and (iii) French license costs amortized for tax purposes of € 7.8 million. Deferred tax assets have been depreciated to zero and no deferred tax income has been recognized in the statement of operations, because we lack reasonable assurance that we will be able to recover these tax assets in the foreseeable future.

  Net loss

        As a result of the foregoing, our net loss decreased to € 20.5 million in 2004 from € 20.9 million in 2003.

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

Liquidity and Capital Resources

        Beginning in 1992, when we repositioned ourselves as a biotechnology company dedicated to discovery and development of gene transfer technologies and products, we have financed our operations primarily through the sale of equity securities, which have provided gross proceeds of

€ 193.6 million, including gross proceeds of € 93.8 million and € 63.1 million from our public offerings in 1998 and 2001, respectively.

        As of December 31, 2004, our long-term debt, consisting of a capital lease obligation but excluding the loan from the AFM, which is repayable only under specific conditions (see Note 2 to our consolidated financial statements), amounted to € 2.1 million compared to € 2.5 million at December 31, 2003. As of December 31, 2004, our cash and cash equivalents balance was € 14.7 million. We invest our cash in managed funds consisting of short-term, interest-bearing, investment-grade securities.

        In 2004, our principal uses of cash were funding research and development expenses, investment in our clinical manufacturing plant, investment in equipment and working capital requirements. Net cash expenditures in 2004 amounted to € 20.3 million compared to € 19.6 million in 2003. In comparison to 2003, net cash expenditures increased due to a lower refund of research-related tax credits (€ 0.2 million in 2004 compared to € 0.8 million in 2003) and lower interest income (€ 0.6 million in 2004 compared to € 1.1 million in 2003). These negative impacts on net cash expenditures were partially offset by lower operating expenses in 2004 (€ 24.2 million in 2004 compared to € 24.4 million in 2003) and lower capital expenditures (€ 0.7 million in 2004 compared to € 1.0 million in 2003).

        We incurred capital expenditures of € 0.7 million in 2004, all of which were paid out of our cash reserves, and we expect to incur higher capital expenditures in 2005 of € 1.1 million to maintain the necessary level of pharmaceutical standards at our research and production facilities.

        See the "Overview" at the beginning of this Item 5 for our outlook as to uncertainties regarding the funding of our continuing operations.

Research and Development

        Our research and development activities are described in detail under "Item 4. Information on the Company".

        Research and development expenditures amounted to € 20.0 million in 2004, € 20.3 million in 2003 and € 19.1 million in 2002. In light of the nature of our activities, we intend to continue to invest substantial amounts in our research and development.

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

Tabular disclosure of contractual obligations (as of December 31, 2004)

	Payments due by period
Contractual obligations ('000 €)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	2,120	375	887	858	—
Operating Lease Obligations	2,412	804	1,608	—	—
Purchase Obligations	—	—	—	—	—
AFM loan	3,049	—	—	—	3,049

Total	7,581	1,179	2,495	858	3,049

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        For further details about the organization and operation of our management bodies, see the "Report from the Chairman" attached as an exhibit to this Annual Report.

Board of Directors

  Board Practices

        In accordance with French law governing a société anonyme, our affairs are managed by a board of directors and by a chairman of the board, who has full authority to act in the name of the company, subject to the prior authorization of the board of directors for certain decisions. In addition, as further described below, in accordance with French law and our statuts (or charter and by-laws), the board of directors has appointed a chief executive officer (Directeur Général) who has full authority to manage our affairs.

        Presently, our board of directors consists of nine members. Except for our Chief Executive Officer, none of the members is an executive officer of Transgene. French law provides that there must be at least three directors and no more than 24 directors elected by the shareholders. Our statuts provide that the board of directors will consist of between three and 15 members, each of whom is elected for a maximum term which is currently of four years. We plan to submit to the approval of our shareholders at their annual general meeting of June 6, 2005, to reduce the term of the directors to two years. Our statuts also provide that the number of directors' terms expiring each year must be staggered so that all terms do not expire at the same time. Directors need not be French nationals and we do not limit the number of terms that a director may serve.

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

Committees of the Board

  Audit Committee

        The Audit Committee, comprised of, Arnaud Fayet, Benoît Habert and Jacques-François Martin, is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program, the choice of accountants and approval or pre-approval of audit and non-audit fees. Michel Dubois, who represents TSGH on the Board of Directors is a non-voting member of the Audit Committee. The Audit Committee established by the board of directors is in compliance with generally accepted business practices in France and with the Nasdaq's independent director and audit committee requirements, although as further noted in Item 16A below, we do not currently have an Audit Committee Expert.

  Compensation and Nomination Committee

        The Compensation and Nomination Committee, comprised of Benoît Habert and Michel Klein, is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors. The Compensation and Nomination Committee also is responsible for evaluating and proposing candidatures for vacancies at the board or senior management level.

  Directors

        The following table provides the names of our directors, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Age	Current Position	Initially Appointed(1)	Term Expires
Christophe Mérieux.	38	Chairman of the Board	1994	2006
Philippe Archinard	45	Chief Executive Officer	2004	2005
Margaret Liu(2)	48	Vice Chairman of the Board	2000	2008
Arnaud Fayet(3)	62	Director	2003	2007
Benoit Habert(3)(4)	40	Director	2000	2005
Michel Klein(2)(4)	67	Director	2002	2006
Jacques-François Martin(3)	61	Director	2000	2005
Alain Mérieux	66	Director	1991	2007
TSGH (represented by Michel Dubois)(5)	61	Director	2003	2005

(1)
Dates specified for directors representing corporations relate to the entity represented.

(2)
Member of the scientific advisory board.

(3)
Member of the Audit Committee.

(4)
Member of the Compensation Committee.

(5)
Non-voting member of the Audit Committee.

        Christophe Mérieux, M.D. was elected chairman of our board of directors (Président du Conseil d'Administration) in October 2002; he succeeds his father who remains a director of the board. Through direct and indirect ownership interests, he and his father hold a controlling interest in Transgene. Mr. Mérieux is Vice President and director of bioMérieux. He is also chairman of ACCRA, general partner of Stelhys, a spin-off of bioMérieux that focuses on the field of multiple sclerosis, and a director of ABL, Inc., ACCRA, bioMérieux, Inc., bioMérieux Canada, bioMérieux China, the Mérieux and Rodolphe Mérieux Foundations. He graduated from the Faculté de Médecine of Lyon with a special focus on infectious diseases.

        Margaret Liu, M.D. was appointed Vice-Chairman and member of our board of directors in November 2000, and is a member of our scientific advisory committee. She is a visiting professor at the Karolinska Institute in Sweden. She was previously Vice-President of Vaccines Research & Gene Therapy at Chiron Corporation and a former Senior Director, Virus & Cell Biology, of Merck & Co. Dr. Liu has also been on the Faculty of Harvard Medical School and a Visiting Scientist at the Massachusetts Institute of Technology (USA). She is also a director of the board of Sangamo Biosciences and a council member of the NIH's NIAID, a Partnership Board Member of the European Developing Countries Clinical Trial Program, a board member of the Keystone Symposia. She sits on various scientific councils at the Research Institute of the Children's Hospital of Oakland, the Elizabeth Glazer Pediatric AIDS Foundation, the International Vaccine Institute of Seoul (Korea) and the AIDS Vaccine coalition.

        Arnaud Fayet is Chief Executive Officer of ACCRA and Managing Director of Wendel Investissement. From 1995 to 2002, he was Executive Vice President and a member of the Compagnie Générale d'Industrie et de Participations (now Wendel Investissement). Prior to that, Mr. Fayet served as Director general, Executive Vice President and member of the board of CarnaudMetalbox. He is also a director of the boards of BRL, B.V., BRL, LUX., Lumina Parent, Legrand Holding, Stallergènes and Wheelabrator Allevard, He graduated as an engineer from l' Ecole Centrale de Paris and holds a MS from Stanford University.

        Benoit Habert is Director of Groupe Industriel Marcel Dassault and Chairman of Dassault Development. Mr. Habert also serves as director of Groupe Industriel Marcel Dassault Editions Dupuis and Chapitre.com. He is also the representative of Dassault Development at the board of Unimedecine and of GIMD at the board of bioMérieux Alliance. He holds an L.L.B. degree in Business and Law and an MBA from INSEAD.

        Michel Klein, M.D. is a member of our scientific advisory committee. He is Managing Director of the board of CANVAC (Canada) and has held various positions as a scientist, a professor and a director in several research institutions, such as the INSERM and the University of Toronto. He was also, successively, Vice President Research of Connaught Laboratories inToronto, Vice President Group of Sciences and Technology at Pasteur Mérieux Connaught and Vice President Sciences et Technologies of Aventis Pasteur. He is a director of the boards of Fondation Mérieux and Partnership Board EDTCP. He graduated from the Faculté de Médecine of Paris and was an intern at Hôpitaux de Paris—Assistance Publique.

        Jacques-François Martin is Chairman of Parteurop S.A.S,, Parteurop Developpement, and HLA-G Technologies. Until 1992 he served as Chief Executive Officer of Institut Mérieux and Pasteur Mérieux, which he joined in 1976. He is also manager of SCERICIA, Parteurop Pharma and director of the boards of Massant SA and VETOQUINOL.

        Alain Mérieux was the Chairman of our board of directors from 1991 to October 2002. He is the father of our chairman and, through direct and indirect ownership interests, they hold a controlling interest in Transgene. Mr. Mérieux is also the Chairman of Fondation Mérieux, bioMérieux, ACCRA, SGH, bioMérieux Italia Spa, bioMérieux Hellas, Silliker Group Corp. and the manager of SCI ACCRA. Mr. Mérieux is the grandson of Marcel Mérieux, a research associate of Louis Pasteur who founded Institut Mérieux in 1897 to develop vaccines. Under Mr. Mérieux's leadership as President and Chief Executive Officer since 1968, Institut Mérieux, with its operating subsidiary Pasteur Mérieux, became a world leader in the field of preventive medicine. Mr. Mérieux is also a director of Eurazeo, Compagnie Plastic Omnium SA, and Akzo Nobel. He holds a doctorate in Pharmacy.

        TSGH is the holding company owning 70.3% of the shares of Transgene. TSGH is represented on our board of directors by Michel Dubois, Chief Executive Officer of ACCRA since 2004. ACCRA is a holding company owned by Mr. Mérieux and his family. Michel Dubois is Chairman of ANO Consultants & Participations. From 1991 to 2000, he was the Chairman of Imedex, a biotechnology company which specializes in value enhancement and concept development for products of biological origin. From 1983 to 1994, Mr. Dubois was the General Secretary of Institut Mérieux, where he was also in charge of mergers and acquisitions. Prior to that, he was a consultant in strategy and management at McKinsey & Company and a consultant in international taxation at Arthur Andersen. Mr. Dubois also serves as the Chairman of BIOTEK Partenaires and as a director of Stallergènes and of the board of Centre Hospitalier Saint Luc Saint Joseph. He is a graduate of the Institut d'Etudes Politiques of Paris and holds a law degree from the Faculté de Droit of Paris.

Management of the Company

        For further details about the organization and operation of our management bodies, see the "Report from the Chairman" attached as an exhibit to this Annual Report.

        Under French law companies are managed either by the Chairman or by another board-designated individual who has the title of Directeur Général (Chief Executive Officer). Mr. Christophe Mérieux was designated as our Président Directeur Général by our board of directors at its October 22, 2002 meeting. The board decided to separate the roles of Chairman and Directeur Général at the December 7, 2004 meeting and appointed Mr. Philippe Archinard as Directeur Général, to assume responsibility for the general management of the company and all legal, regulatory and statutory authority is held by him. Mr. Mérieux remains Président (Chairman) and his responsibilities are to organize and direct the board of directors.

        The Board has also appointed Elisabeth Keppi, who holds the legal status of Pharmacien Responsable (Managing Pharmacist), as a Directeur Général Délégué. Ms. Keppi as Pharmacien Responsable has the responsibility of ensuring that we comply with all rules applicable to our pharmaceutical activities. She has full authority under our statuts to directly interact with all regulatory authorities, to submit applications for authorizations of any kind, to control raw materials or authorize their use and to oversee production, and she has sole authority to permit the use and sale of final products.

        If the Directeur Général and the Directeur Général Délégué are directors of the board, the term of their positions as Directeur Général or Directeur Général Délégué cannot exceed that of their term as director. Mr. Archinard is a director and the term of his mandate is 2005. The renewal of his mandate will be submitted to the approval of the shareholders at the annual general meeting of June 6, 2005, at which meeting a two-year term (instead of the current four-year term of the statuts) will also be proposed. Ms. Keppi is not a director of the board.

        The compensation of the Chairman of the board of directors, the Directeur Général and, as the case may be, the Directeur Général Délégué is determined by the board of directors.

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

Name	Age	Current Position	Current Position Since
Philippe Archinard	45	Chief Executive Officer	2004
Laurence Bertaud	35	Director, Human Resources	2000
Jean-Yves Bonnefoy	45	Chief Scientific Officer	2005
Ghislaine Gilleron	52	General Counsel	2001
Rémi Gloeckler	50	Vice President, Pharmaceutical Operations	1993
Elisabeth Keppi	45	Managing Pharmacist	2001
Philippe Poncet	37	Vice President and Chief Financial Officer
Patrick Squiban	52	Vice President, Medical and Regulatory Affairs	2000
François Valencony	32	Vice President, Corporate Development	2005

        Philippe Archinard became our Chief Executive Officer (CEO) in December 2004. He began his career with bioMérieux where he held various positions for 15 years in France and in the United States, including that of Chief Executive Officer of the bioMérieux US operations. From March 2000 to December 2004 he had served as Chief Executive Officer of Innogenetics. He holds a chemical engineering degree and a PhD in biochemistry from Lyon University and has completed the PMD program at the Harvard Business School.

        Laurence Bertaud joined Transgene's Human Resources Department in 1995 and became its Director in 2000. Before that, she worked in the Human Resources Department of Alcatel. She holds a master's degree in management from the Université Dauphine in Paris and a diploma in Human Resources from the Sorbonne in Paris.

        Jean-Yves Bonnefoy was appointed Chief Scientific Officer in February 2005. Prior to joining Transgene, he was Head of the Canceropôle Lyon Rhône-Alpes. From 1997 to 2002, he was Director of the Immunology Center of the Pierre Fabre Group. Before that, he was responsible for the Immunology Department of the Biomedical Research Institute of the Glaxo-Wellcome Group in Geneva, Switzerland. He holds a PhD in immunology from the Lyon Claude Bernard University and has completed the Senior Management Program of the London Business School.

        Ghislaine Gilleron, General Counsel, joined Transgene in 1985. In 1993, Mrs. Gilleron was appointed Director of Legal Affairs and was appointed Director of Intellectual Property in 2001, and was named General Counsel in 2005. Prior to that, she worked in the Legal Department at Electricité de Strasbourg. She is a graduate of the Institut d'Etudes Politiques of Strasbourg.

        Rémi Gloeckler was appointed Vice President, Pharmaceutical Operations in March 2002. He joined Transgene in 1984 as a molecular biologist and successively worked on many research projects before serving as Quality Assurance manager from 1992 until March 2002. As such, he was involved in the conception and design of Transgene's manufacturing facility and in the organization of the quality system and quality control laboratory. Mr. Gloeckler holds a PhD in Sciences from the University of Nancy.

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

        François Valencony has been appointed Vice President, Corporate Development in April 2005. From 2002 to 2004, he was responsible for the Business Development of ACCRA. Before that he held various positions in the Strategies and Business Development departments of Schneider Electric in the United States and of GF-X in the United Kingdom. He graduated from the HEC business school in Paris (Ecole des Hautes Etudes Commerciales) and holds a CEMS diploma in management from the University of Köln (Germany).

Compensation

  Directors

        Only our directors who are not officers or employees of our company or employees of our shareholders or their affiliates receive compensation for their services as directors. In 2004, Mr. Christophe Mérieux was paid a total gross compensation of € 194,116 by ACCRA, the parent company of our majority shareholder TSGH.

Directors in 2004	Compensation (€000)
Christophe Mérieux	none
Philippe Archinard(1)	none
Michel Dubois(2)	8.5
Arnaud Fayet	5
Benoît Habert	8.5
Michel Klein	10
Margaret Liu	40
Jacques-François Martin	10
Alain Mérieux	none
Dominique Takizawa(3)	none

(1)
Elected in December 2004

(2)
Was an independent director until December 2004, when he was named representative of our shareholder TSGH.

(3)
Representative of TSGH until December 2004.

  Officers

        The aggregate amount of compensation we paid for their services in 2004 to all of our current executive officers and past officers as a group (ten persons, excluding Christophe Mérieux who did not receive any compensation) was € 1.259 million, including € 273,000 to Jean-François Carmier, Chief Executive Officer until December 2004 and € 67,000 to Elisabeth Keppi. In addition, the amortization charge for stock options granted to the executive officers as a group amounted to € 127,000.

        Other than payments made pursuant to French law, we make no contributions to pensions for our executive officers.

  Stock Option Plans

        We have issued options to executive officers and certain employees under three stock option plans. Pursuant to resolutions adopted by the shareholders in November 1996, the board of directors has granted options to purchase an aggregate of 191,000 shares at an option exercise price of € 11.94 per share. Of these options, options to purchase 167,000 shares have been exercised, options to purchase 6,000 shares have been cancelled and options to purchase 18,000 shares remain unexercised. Of the options to purchase 18,000 shares, all of which are currently exercisable, options to purchase an aggregate of 11,000 shares are held by three of our executive officers. The options are exercisable at any time or from time to time between three and ten years from the date of grant. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us. No further options may be granted under this plan.

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

        No options were granted to our executive officers during 2003 and 2004.

        Pursuant to resolutions adopted on June 9, 2004, the board of directors has granted options to purchase an aggregate of 218,000 shares at an option exercise price of € 6.58 per share. Of these options, options to purchase an aggregate of 155,000 shares are held by our executive officers as a group (10 persons). The options are exercisable at any time, or from time to time, between four and ten years from the date of grant, but none of the granted options are exercisable at this time. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us.

        Under French law, directors who are not employees of the Company cannot be granted stock options.

Employees

	At Year Ended December 31,
	2004	2003	2002
Total employees(1)	168	166	165
Total research and development personnel	140	139	138

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

Share Ownership

        The following table sets forth certain information regarding beneficial ownership or control of our shares by our directors, senior management and certain key employees as a group as of May 2005.

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

        We have issued options to purchase our shares to certain of our executive officers. The following table sets forth certain information regarding these options and the underlying shares as of May 2005.

Name	Number of Shares Underlying Options Granted	Exercise Price/Share €	Expiration Date
Philippe Archinard	120,000	6.58	2015
Elisabeth Keppi	10,000	8.4	2012
Elisabeth Keppi	2,000	6.58	2015
Other executive officers as a group	112,000	8.40	2012
Other executive officers as a group	11,000	11.94	2006 to 2008
Other executive officers as a group	33,000	6.58	2015

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership or control as of May 2005 of anyone known to us to be a beneficial owner of a significant number of our shares, including those that are beneficial owners of more than 5% of our outstanding ordinary shares.

Name and Address	Amount Owned	Percentage
TSGH Chemin de l'Orme 69280 Marcy l'Étoile	7,071,143	70.3%
Human Genome Sciences, Inc. 9410 Key West Ave. Rockville, MD 20850-3338	590,311	5.9%

Related Party Transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list price on a purchase order basis.

        Our subsidiary, Transgene, Inc. has an agreement with bioMérieux, Inc., an affiliate of bioMérieux. Pursuant to the agreement, bioMérieux, Inc. provides various general services to Transgene, Inc., such as administration of employee benefits and payroll processing. Transgene, Inc. pays bioMérieux, Inc. a monthly fee of $1,500 for these services. Transgene, Inc. has an agreement with ABL, Inc., an affiliate of TSGH, our principal shareholder. Pursuant to this agreement, ABL, Inc. provides various general services (subleasing of facilities, secretarial services) to Transgene, Inc., which operates within ABL, Inc.'s premises.

        During the year 2004, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  the continuation of a services agreement with ACCRA, under the terms of which ACCRA provides certain management services to us and receives fees from us. In 2004, we paid fees in an amount of € 221 thousand. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux.

  •
  the continuation and amendment of a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. In 2004, we received € 40 thousand in payment of those services. bioMérieux is an affiliate of ACCRA;

  •
  a research services agreement with bioMérieux, signed in January 2004 under which we will receive € 244 thousand in payment for the services consisting in the construction of certain research vaccines.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements and the notes thereto are set forth in Item 18 hereof. Significant changes that we have made to our business and strategy since December 31, 2004 are described in "Item 4. INFORMATION ON THE COMPANY."

        Net cash expenditures for the first quarter of 2005 amounted to € 4.6 million (unaudited). Cash and cash equivalents at March 31, 2005, amounted to € 10.0 million (unaudited). Our independent auditors, Ernst & Young, have issued an opinion that indicates there is a substantial doubt about our ability to continue as a going concern as a result of concerns set forth in their audit report.

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

ITEM 9.    THE OFFER AND LISTING

Trading Market

        Our shares trade on the Eurolist of Euronext Paris under the symbol "FR0005175080", or under the name "TRANSGENE", and our ADSs trade on the Nasdaq National Market under the symbol "TRGNY."

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

        The following table provides the high and low sale prices for our shares on the Nouveau Marché and our ADSs on the Nasdaq National Market for the periods indicated.

	Price Range(1)
	Shares (in €)		ADSs (in $)(2)
	High	Low	High	Low
Year ended December 31, 2000	109.70	23.73	39.94	6.77
Year ended December 31, 2001	39.00	4.65	12.00	1.00
Year ending December 31, 2002	10.02	1.71	2.85	0.84
Year ending December 31, 2003	8.00	3.22	4.70	1.05
First Quarter	5.89	3.22	2.11	1.22
Second	8.19	3.28	4.70	1.05
Third Quarter	7.87	6.02	2.95	2.00
Fourth Quarter	8.00	6.07	3.25	2.15
Year ending December 31, 2004	10.98	4.18	4.39	1.75
First Quarter	9.97	5.85	4.20	2.39
Second	10.98	7.05	4.39	2.72
Third Quarter	8.64	4.18	3.43	1.75
Fourth Quarter	7.56	4.60	4.11	1.82
Year ending December 31, 2005 (through May 12, 2005)	8.00	6.27	3.50	2.34
First Quarter	7.25	6.27	3.00	2.34
Second Quarter (through May 12, 2005)	8.00	6.70	3.50	2.50
Most recent six months
November 2004	6.20	4.60	4.11	1.82
December 2004	7.56	6.13	3.45	2.52
January 2005	6.97	6.31	2.98	2.60
February 2005	7.25	6.27	3.00	2.58
March 2005	7.24	6.60	2.94	2.34
April 2005	8.00	6.70	3.50	2.50
May 2005 (through May 12, 2005)	7.89	7.35	3.20	2.80

(1)
Share price data from the Euronext Paris S.A. ADS price data from IDD Information Services.

(2)
One ADS represents one-third of a share.

        Our shares are held by 48 registered holders and an unknown number of unregistered holders, and our ADSs are held by 426 record holders. An unknown portion of our shares and of our ADSs is held in the United States.

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

        Transfers of a listed company's shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. In this case, the agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is € 3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

        In France, companies may pay dividends only out of income remaining after tax has been paid. Under prior law, when shareholders (individuals and certain companies) resident in France received dividends from French companies,, the French tax system allowed a tax credit, known as the "avoir fiscal". The new rules still allow for French resident individual shareholders to benefit from the "avoir fiscal" with respect to dividend distributions made during 2004. However, as of January 1, 2005, the "avoir fiscal" system has been replaced by a deduction rule where only 50% of the dividend is subject to French income tax. Corporations (other than shareholders with at least a 10% interest in the issuer) no longer benefit from the "avoir fiscal". For distributed dividends eligible for the "avoir fiscal" a French company is subject to a tax, known as the "précompte", if it distributed dividends before January 1, 2005 out of profits which had not been taxed at the ordinary corporate income tax rate, or taxed profits related to operations more than five years prior to the distribution.

        Starting in 2005, dividend distributions will no longer give rise to the "avoir fiscal" and correspondingly will no longer subject the payor company to the "précompte".

        Even though the repeal of the "précompte" is theoretically effective in 2005, it will not in fact fully disappear until 2006, due to a transitional "prelevement exceptionnel" of 25% due by the company on dividend distributions payable in 2005. Nota bene: Unlike the "précompte", this will not be refundable to French non-resident shareholders.

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

        The new Estate and Gift Tax Protocol, signed on December 8, 2004, but not yet ratified (and therefore not yet in effect), will not affect the above but made some significant changes to certain elements of the French and U.S. inheritance and estate tax rules. You should consult your own tax advisor about whether the new rules will eventually impact on your estate with respect to acquisitions of Company stocks, securities, etc.

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

Taxation of U.S. Investors

        On August 31, 1994, the United States and France signed a tax treaty. The following is a general summary of the principal tax effects on you as a holder of our shares or ADSs for purposes of U.S. federal income tax and French income tax if all of the following five points apply to you:

  •
  own, directly or indirectly, less than 10% of our company's share capital;

  •
  you are any one of the following:

  –
  an individual citizen or resident of the United States for U.S. federal income tax purposes;

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

        For purposes of the U.S.-France tax treaty and the U.S. Internal Revenue Code, if you hold ADSs you will be treated as if you held the shares which your ADSs represent.

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

Taxation of Dividends

        For a discussion of recent changes in the French systems of "avoir fiscal" and "précompte", see "French Taxation—Taxation of Dividends" above.

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

  –
  1) you are a resident of the United States for purposes of the U.S.-France tax treaty;

  –
  2) your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

  –
  3) you own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

    –
    4) you fulfill all the requirements under the U.S.—France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and

    –
    5) you claim the reduced rate of withholding tax and payment of the avoir fiscal.

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

        With respect to dividends paid before 2004, these entities were entitled to claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our company's capital and they satisfy the filing formalities specified in U.S. Internal Revenue Service regulations.

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

        Dividends received from certain "qualified foreign corporations" are eligible for the reduced dividends tax rates under the 2003 Act. A qualified foreign corporation includes a corporation whose stock or ADRs are readily tradable on an established U.S. securities market. However, a foreign corporation is not a qualified foreign corporation if, for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, the corporation is a "passive foreign investment company" or PFIC for U.S. federal income tax purposes. Accordingly, dividends, if any, paid by us in a year that we are a PFIC or in the next taxable year would not qualify for the reduced tax rates on dividends paid to individual U.S. holders under the 2003 Act. As discussed below under "Passive Foreign Investment Company Status," we were a PFIC for U.S. federal income tax purposes for the year 2004 and we may be a PFIC for the year 2005 and future years.

        Also for U.S. federal income tax purposes, the amount of any dividend paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the dividend is actually or constructively received by you, based on the Spot Exchange rate on such date, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

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

        French withholding tax imposed on the dividends you receive and on any treaty payment made in respect of the avoir fiscal or the précompte is treated as payment of a foreign income tax. You may take this amount as a credit or a deduction against your U.S. federal income tax liability, subject to specific conditions and limitations. The IRS has expressed concerns that intermediaries with whom ADSs are deposited may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADRs evidencing the ADSs. Accordingly, your ability to claim a credit for French withholding tax imposed on such amounts could be affected by future actions that may be taken by the IRS.

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

        An actual determination of PFIC status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Based upon our review of our financial data for 2004, the average value of our assets during 2004 which produce passive income or which are held for the production of passive income is more than 50% of the average fair market value of all of our assets for 2004. Consequently, for the 2004 year we will be treated as a PFIC. Although we will endeavor to enter into additional agreements which would generate operating income for 2005 in an amount sufficient to allow us to pass this passive income test, so that we may not be a PFIC in subsequent years (i) we may not be able to successfully conclude any such agreements and (ii) for any U.S. holders holding our shares or ADSs during 2004 such shares or ADSs will be considered PFIC shares for 2004 and all subsequent years unless such holder makes a qualified electing fund (QEF) or mark-to-market election, as discussed below. Accordingly, with respect to U.S. holders purchasing shares or ADSs after 2004 there is a risk that we will be classified as a PFIC for our 2005 and for future taxable years, and you should evaluate your potential investment in our shares or ADSs accordingly.

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

        If we do not have earnings and profits in a given taxable year, a U.S. holder who has made such a timely qualified electing fund election would not be required to include any amount in income under these rules. Because of our significant research and other costs, we do not expect that we will have earnings and profits for 2005, although there can be no certainty in this regard. Further, at present we anticipate that in years in which we do have significant earnings and profits we will have sufficient operating revenues and assets to avoid being classified as a PFIC, although we cannot assure you that this will ultimately prove to be true.

        Given that we are a PFIC for 2004, we will provide the information necessary for U.S. holders of our shares or ADSs to make a qualified electing fund election.

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

        U.S. holders are urged to consult their own tax advisors concerning the application of the PFIC provisions, as well as the advisability and timing of making a qualified electing fund or mark-to-market election for their shares or ADSs on account of our classification as a PFIC for 2004 and our potential classification as a PFIC for 2005 or subsequent years.

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

United States Information Reporting and Backup Withholding

        U.S. information reporting requirements may apply to payments of dividends and proceeds from the sale, exchange or redemption of our shares or our ADSs. In addition, a U.S. backup withholding tax (currently at a 30% rate) may apply to those amounts, if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or certificate of foreign status or other required certification or to report interest and dividends required to be shown on the holder's federal income tax returns. Backup withholding is not an additional tax, and amounts withheld from payments would be treated as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the IRS. Finalized Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. It is possible that U.S. holders of shares or ADSs may be required to supply a new withholding certificate in order to qualify for continued exemption from backup withholding under these regulations when they become effective.

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

Foreign Currency Risk

        We publish our consolidated financial statements in euro, which is our primary functional currency. However, a portion of our revenues and expenses are denominated in U.S. dollars. A strengthening or weakening of the euro against the U.S. dollar could affect our operating results. In 2004 and 2003, we recorded foreign currency losses of approximately € 22,000 and € 32,000, respectively, principally attributable to the decline in the value of the U.S. dollar compared to the euro.

        Our bank accounts denominated in dollars only partially limit our exposure to fluctuations between the euro and the U.S. dollar. As of December 31, 2004, we had US$ 0.450 million deposits with an average purchase price of US$ 1.2789 per € 1.00, representing an average three months of our historical U.S. dollar cash expenditures. We do not enter into currency hedging transactions and none was outstanding at December 31, 2004. We may enter into such transactions on a non-speculative basis in the future to limit our foreign currency exposure.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on such evaluation, the officers have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information that is required to be included in the periodic filings under the Exchange Act.

        There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Under French law, our Chairman is required to describe the elements of our internal control procedures. Our Chairman's report is not the equivalent of the report we will be required to file with our annual report in the future under the Sarbanes-Oxley Act of 2002. Preparations for the report to be required under the Sarbanes-Oxley Act of 2002 have not been initiated as this time and, as a result, deficiencies may be identified in the course of the project. For an overview of certain of our current internal controls, see the "Report from the Chairman" attached as an exhibit to this Annual Report.

ITEM 16.    (Reserved)

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Mrs. Dominique Takizawa, who had been designated by the Board of Directors as the Audit Committee Financial Expert, retired from the Audit Committee and the Board in December 2004. Since the departure of Mrs. Takizawa, the Board of Directors has not determined that any of the members of the Audit Committee satisfies the criteria for Audit Committee Financial Expert. The Board of Directors will address this issue at its next scheduled meeting in May 2005.

ITEM 16B.    CODE OF ETHICS

        We have adopted a Code of Ethics for our directors and executive officers within the limits established by French labor law. French labor law restricts the rules of conduct which can be imposed on employees outside their employment contracts. A copy of our Code of Ethics may be obtained without charge by writing to Transgene, Attention: Director of Legal Affairs, 11, rue de Molsheim, 67000 Strasbourg, France.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our principal accountant is Barbier Frinault & Autres, a member of Ernst & Young. The table below sets forth the fees charged and the services provided by our principal accountant for the years ended December 31, 2004 and 2003.

Fees and Services (€ '000)	2004	% approved by Audit Committee	2003	% approved by Audit Committee
Audit Fees	78	100%	75	100%
Audit-related Fees	5.0	100%	4.5	100%
Tax Fees	11.2	100%	3.5	100%
Other Fees	—	100%	—	100%

Total	94.2	100%	83	100%

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

        Not applicable.

ITEMS 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Other than the acquisition in July 2003 by TSGH of 15.1% of our outstanding shares from its affiliate Nouvelle BioMérieux Alliance (under common control by the Mérieux family), there have been no purchases of equity securities by us or any affiliated purchaser.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Transgene S.A.,

        We have audited the accompanying consolidated balance sheets of Transgene S.A. (the "Company") and its subsidiaries as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 all expressed in thousands of euros. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transgene S.A. and it subsidiary at December 31, 2004, 2003, and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with US generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that Transgene S.A. will continue as a going concern. Transgene S.A. has incurred significant operating losses as a result of which Transgene's ability to meet its financial needs, depends on the successful execution of its action plans before December 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. As part of its action plans, and as more fully described under note 3, the Company has concluded a financing package with its main shareholder until December 2005. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

                      Neuilly-sur-Seine,
                      May 13, 2005

                      BARBIER FRINAULT & AUTRES
                      ERNST & YOUNG
                      Represented by
                      Pierre Bourgeois

TRANSGENE CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Refer to Note
		2004	2004	2003	2002
		US$(1)	€	€	€
Current assets:
Cash and cash equivalents	5	19,833	14,650	34,940	54,491
Accounts receivable, net	6	1,792	1,324	1,163	1,395
Inventories, net	7	371	274	265	185
Value-added tax recoverable, net		663	490	463	403
Current portion of research and development tax credit receivable	15	145	107	202	844
Prepaid expenses and other current assets	8	592	437	429	380

Total current assets		23,396	17,282	37,462	57,698

Property, plant and equipment:
Total property, plant and equipment, at cost	9	32,896	24,299	24,546	24,386
Less accumulated depreciation	9	(23,291)	(17,204)	(16,512)	(15,720)

Property, plant and equipment, net		9,605	7,095	8,034	8,666

Other non-current assets:
Research and development tax credit receivable-long term portion	15	971	717	107	309
Intangible assets, net	10	282	208	21	19
Other long-term assets		271	200	194	188

Total other non-current assets		1,524	1,125	322	516

TOTAL ASSETS		34,525	25,502	45,818	66,880

(1)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

		As of December 31,
	Refer to Notes
		2004	2004	2003	2002
		US$(1)	€	€	€
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		2,594	1,916	2,369	2,464
Accrued expenses		66	49	—	—
Advances received		—	—	312	—
Payable to employees		3,312	2,446	2,108	2,174
Current portion of long-term debt		—	—	152	152
Current portion of capital lease obligations	20	460	340	330	199
Deferred revenue—current		1,015	750	—	100

Total current liabilities		7,447	5,501	5, 271	5,089

Long-term liabilities:
Interest-free loans due the AFM	2	4,128	3,049	3,049	3,049
Long term debt, net of current portion	12	—	—	—	153
Capital lease obligations, net of current portion	20	2,258	1,668	2,008	2,338
Provision for pension benefits	16	1,423	1,051	941	856

Total long-term liabilities		7,809	5,768	5,998	6,396

Commitments and contingencies		—	—	—	—
Provisions for contingencies	13	—	—	30	188

Total commitments and contingencies		—	—	30	188

Shareholders' equity:
Common stock	11	31,150	23,009	23,009	23,009
Additional paid-in capital	11	238,029	175,823	175,612	175,419
Accumulated deficit		(249,909)	(184,598)	(164,103)	(143,230)
Accumulated other comprehensive income (loss)		(1)	(1)	1	9

Total shareholders' equity		19,269	14,233	34,519	55,207

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		34,525	25,502	45,818	66,880

(1)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

		For the Year Ended December 31,
	Refer to Note
		2004	2004	2003	2002
		US$(1)	€	€	€
Revenues:
Contract research and licensing revenues		3,403	2,514	2,459	2,197
Grants received for research and development		—	—	42	9

Total revenues	4	3,403	2,514	2,501	2,206

Operating expenses:
Research and development expenses		(27,091)	(20,011)	(20,257)	(19,149)
General and administrative expenses		(5,649)	(4,173)	(4,274)	(3,616)
Restructuring expenses	13	—	—	94	46

Total operating expenses		(32,740)	(24,184)	(24,437)	(22,719)
Loss from operations		(29,337)	(21,670)	(21,936)	(20,513)

Interest income		808	597	1,151	2,127
Interest expense		(122)	(90)	(75)	(78)
Foreign exchange gain (loss)		(30)	(22)	(32)	(52)
Other income		5	4	17	15

Loss before tax		(28,675)	(21,181)	(20,875)	(18,501)

Income tax	14	942	696	0	(39)

Net loss	11	(27,733)	(20,485)	(20,875)	(18,540)

Loss per ordinary share (basic and diluted)		(2.76)	(2.04)	(2.08)	(1.84)
Weighted average number of ordinary shares outstanding		10,055,760	10,055,760	10,055,760	10,055,760
Loss per American Depositary Share (ADS) (basic and diluted)		(0.92)	(0.68)	(0.69)	(0.61)
Weighted average number of ADSs outstanding		30,167,280	30,167,280	30,167,280	30,167,280

(1)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Year Ended December 31,
	2004	2004	2003	2002
	US$(1)	€	€	€
Net Loss	(27,733)	(20,485)	(20,875)	(18,540)
Foreign currency translation adjustments, net of nil deferred taxation	(1)	(2)	(8)	(15)

Comprehensive Loss	(27,734)	(20,488)	(20,883)	(18,555)

(1)
Translated for convenience at € 1.00 = $1.35387, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS EQUITY

(Amounts in thousands of euro, except share data)

	Ordinary Shares
					Accumulated Other Comprehensive Income / (loss)
	Shares (refer to note 11)	Amount	Additional Paid-in Capital	Accumulated Deficit		Total Shareholders' Equity
At December 31, 2001	10,055,760	23,009	175,285	(124,690)	24	73,628
Net loss	—	—	—	(18,540)	—	(18,540)
Stock-options			134			134
Other components of comprehensive loss	—	—	—	—	(15)	(15)

At December 31, 2002	10,055,760	23,009	175,419	(143,230)	9	55,207
Net loss				(20,875)		(20,875)
Stock-options			193			193
Other components of comprehensive loss					(8)	(8)

At December 31, 2003	10,055,760	23,009	175,612	(164,103)	1	34,519
Net loss				(20,485)		(20,485)
Stock-options			211	(10)		201
Other components of comprehensive loss					(2)	(2)

At December 31, 2004	10,055,760	23,009	175,823	(184,598)	(1)	14,233

(in thousands of US$(1))		31,150	238,029	(249,909)	(1)	19,269

(1)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the year ended December 31
	2004	2004	2003	2002
	US$(1)	€	€	€
Cash flows from operating activities:
Net loss	(27,774)	(20,485)	(20,875)	(18,540)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,929	1,423	1,453	1,432
Amortization of stock-options cost	286	211	193	134
Other non cash items (prepaid charges, deferred revenues, provisions, etc)	1,098	810	(195)	(1,030)
Increase (decrease) in cash from:
Accounts receivable	(218)	(161)	232	(888)
Inventories	(12)	(9)	(80)	27
Grants receivable	—	—	—	610
Research and development tax credit receivable	(698)	(515)	844	2,096
Value-added tax and prepaid income tax	(14)	(10)	(64)	(164)
Prepaid expenses and other current assets	(34)	(25)	(45)	68
Advances received	(423)	(312)	312	—
Accounts payable	(574)	(423)	77	226
Payable to employees	458	338	(66)	4
Accrued expenses	066	49	—	—

Net cash flows used in operating activities	(25,908)	(19,109)	(18,214)	(16,025)

Cash flows from investing activities:
Purchases of property, plant and equipment	(649)	(479)	(916)	(886)
Purchases of intangible work in progress	(275)	(203)	—	—
Other acquisitions	(293)	(13)	(61)	(35)

Net cash flows used in investing activities	(942)	(695)	(979)	(921)

Cash flows from financing activities:
Repayments of long term debts	(206)	(152)	(153)	(168)
Principal payments on capital lease obligations	(447)	(330)	(199)	(190)

Net cash flows provided by financing activities	(653)	(482)	(352)	(358)

Effect of exchange rate changes on cash and cash equivalents	(3)	(2)	(8)	(15)

Net increase (decrease) in cash and cash equivalents	(27,506)	(20,288)	(19,551)	(17,319)
Cash and cash equivalents, beginning of period	47,372	34,940	54,491	71,810

Cash and cash equivalents, end of period	19,862	14,650	34,940	54,491

Supplemental cash flow data
Income tax paid	(5)	(4)	(4)	(4)
Interests paid	(122)	(90)	(75)	(78)
Interests received	1,220	901	2,409	526

(1)
Translated for convenience at € 1.00 = $1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2004, 2003 and 2002
(Amounts in thousands of euros, except share and per share data)

1.     Nature of business and summary of significant accounting policies

1.1   Nature of business

        Transgene (the "Company") is incorporated as a société anonyme, a form of limited liability company, under the laws of the Republic of France (France). Transgene was organized in 1979 to carry out research contracts in genetic engineering, immunology, virology, molecular and cellular biology and protein chemistry. In 1992, Transgene decided to reposition itself as a biotechnology company dedicated to the discovery and development of gene transfer technologies and products derived from applications of molecular and cellular biology techniques to gene transfer and gene therapy.

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

        The consolidated financial statements include the accounts of Transgene and its only wholly-owned subsidiary in the U.S., Transgene, Inc., headquartered in Kensington, Maryland, which commenced operations in June 1996.

        All intercompany accounts and transactions have been eliminated.

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader. Dollar amounts have been translated from euro at the stated noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2004 was € 1.00 = $1.3538.

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

        1.4.1.    Revenue from technology licenses typically consists of non-refundable up-front access license fees, research and development funding like milestone payments, and various other payments including royalties.

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

        1.4.2    Services and Manufacturing Contracts

        Contract revenue involves Transgene providing research and manufacturing services on a best efforts basis to certain collaborative partners. We are reimbursed based on the costs associated with the specific contract. Revenue under R&D cost reimbursement contracts is recognized as the related costs are incurred. See "Relationship With AFM" note below for further discussion.

        Certain manufacturing contracts include obligations for Transgene, in which case revenue is recognized after satisfactory quality controls and client acceptance of the product.

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

        In accordance with SFAS 123 and SFAS 123(R), compensation expense for options is measured by the fair value of the option at the date of grant and recognized over the vesting period. This fair value is estimated using the Black-Scholes option-pricing model.

1.17 Research and development tax credit

        Research and development costs form the basis for a tax credit, which is recorded as a current tax benefit in the period in which the expenses are incurred and the credit claimed. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its creation. R&D tax credit is computed on the basis of R&D expenses incurred in the year and on the increase of expenses over the average of the two previous years.

        A reduction in R&D costs could generate a tax "debit" which is not claimable by the tax authority but will offset any future tax credit generated by the increase of R&D costs.

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

1.19 Recently issued accounting pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted SFAB Statement No.123 in 2003 and our 2004 financial statements comply with SFAB Statement No.123(R).

2.     Main agreements

2.1.  AFM agreement

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

        In December 2002, Transgene signed a third agreement retroactively effective on July 1, 2001 with a three year term. According to this agreement, AFM will refund Transgene's research and development costs incurred for the muscular dystrophy program. The costs were € 3.8 million over three years.

        Transgene recorded revenues of € 429 thousand in the first half of 2004 relating to the third agreement. Due to the confirmation of the AFM collaboration on December 17, 2004, revenues amounting to € 672 thousand were recorded in the second half of 2004. The formal renewal of a contract amounting to € 3.5 million over 2 years starting retroactively on July 1, 2004 is pending. The costs incurred by Transgene in 2003 and 2002 amounted to € 1,218 thousand and € 1,390 thousand, respectively. The amount receivable from the AFM recorded on the balance sheet on December 31, 2004 has been fully received in the first quarter of 2005.

2.2   HGS Agreement

        Under this agreement, Human Genome Sciences (HGS) received in 1998 an initial licensing fee and research funding from Transgene. Additional payments to HGS are dependent upon the number of genes which Transgene licenses and the accomplishment of certain milestones. HGS would also receive royalties on any sales and partnering revenues from any resulting gene therapy products. No payment was made to HGS in 2004, 2003 or 2002.

3.     Going concern

        As previously announced, we believe that, based on our current cost estimates for our on-going operations, including clinical development plans, research and development activities, operating revenues and anticipated capital expenditures, our current cash position will be sufficient to meet our expected financial requirements through September 2005. In December 2004, Transgene's principal shareholder informed the Board of Directors of its commitment to cover Transgene's cash needs until the end of 2005 unless another financing option is adopted during this timeframe. Transgene has prepared the Consolidated Financial Statements assuming that it will continue as a going concern. The Consolidated Financial Statements do not include any adjustments that might result from the resolution of this uncertainty.

4.     Revenues

	December 31,
	2004	2003	2002
License fees and research revenues	2,514	2,459	2,197
Grants received for research and development	—	42	9

Total	2,514	2,501	2,206

        In 2004, research revenues with partners amounted to € 1,775 thousand, of which € 1,101 thousand from the AFM. License revenues were € 739 thousand, principally relating to Raboral®.

        In 2003, license fees and research revenues include research revenues with partners for € 1,488 thousand (AFM for € 1,218 thousand and IAVI) and royalties received from various licensees for € 971 thousand (mainly Aventis Pasteur and Merck & Co., Inc.). The increase between 2003 and 2002 is primarily due to the non-exclusive license agreement signed with Merck & Co., Inc. for Transgene's patents that claim methods for the preparation of recombinant viral vectors, in particular adenovirus vectors, by intermolecular homologous recombination.

        In 2002, license fees and research revenues include research revenues with partners for € 1,587 thousand (€ 1,567 thousand from AFM) and royalties received from various licensees for € 610 thousand.

        No material collaboration agreement generating revenues was signed in 2004.

5.     Cash and cash equivalents

        The cash position of Transgene consists of the following:

	December 31,
	2004	2003	2002
Cash deposits	440	(405)	108
Short-term monetary instruments, at market value	14,210	35,345	54,383

Total	14,650	34,940	54,491

Net unrealized gains and losses included in short-term monetary instrument	45	349	1,607

        Short-term monetary instruments are used by Transgene to invest its excess cash. Transgene has appointed two first-ranking banks to manage its investments, with the aim to optimizing yielding rates in only low-risk short-term instruments. Periodically, Transgene sells and purchases short-term monetary instruments to optimize gains.

6.     Accounts receivable, net

        Accounts receivable, net consist of the following:

	December 31,
	2004	2003	2002
Merial	453	—	—
Aventis Pasteur	120	544	386
A.F.M.	594	421	898
Other	157	198	111

Total	1,324	1,163	1,395
Allowance for doutful accounts	—	—	—

Total, net	1,324	1,163	1,395

7.     Inventories, net

        Inventories, net consist of the following:

	December 31,
	2004	2003	2002
Raw materials (chemicals)	115	125	77
Laboratory supplies	163	140	108

Total, at cost	278	265	185
Allowance for obsolete inventory	(4)	—	—

Total, net	274	265	185

8.     Prepaid expenses and other current assets

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2003	2002
Prepaid expenses	275	217	236
Credit note receivable	127	121	44
Personnel and social security organizations	33	41	38
Taxes	—	17	13
Other current assets	2	33	49

Total	437	429	380

9.     Property, plant and equipment

        A summary of property, plant and equipment follows:

	2002	Increase	Decrease	2003
Leased building	3,506	—	—	3,506
Land, building and building equipment	7,118	424	(31)	7,511
Laboratory equipment	11,703	501	(228)	11,976
Vehicle, office and computer equipment	1,968	65	(341)	1,692
Work in progress	270	—	(246)	24
Net investment grants	(179)	—	16	(163)

Total, at cost	24,386	990	(830)	24,546

Accumulated depreciation of leased building	(1,380)	(168)	—	(1,548)
Accumulated depreciation of building and building equipment	(3,185)	(334)	31	(3,488)
Accumulated depreciation of laboratory equipment	(9,579)	(653)	221	(10,011)
Accumulated depreciation of office and computer equipment	(1,576)	(223)	334	(1,465)

Total, accumulated depreciation	(15,720)	(1,378)	586	(16,512)

Total, net	8,666	(388)	(244)	8,034

	2003	Increase	Decrease	2004
Leased building	3,506			3,506
Land, building and building equipment(1)	7,511	143	(32)	7,622
Laboratory equipment	11,976	225	(514)	11,687
Vehicle, office and computer equipment(1)	1,692	102	(163)	1,630
Work in progress	24		(21)	3
Net investment grants	(163)		14	(149)

Total, at cost	24,546	470	(716)	24,299

Accumulated depreciation of leased building	(1,548)	(168)	—	(1,716)
Accumulated depreciation of building and building equipment(2)	(3,488)	(356)	15	(3,829)
Accumulated depreciation of laboratory equipment	(10,011)	(767)	517	(10,261)
Accumulated depreciation of office and computer equipment(2)	(1,465)	(93)	160	(1,397)

Total, accumulated depreciation	(16,512)	(1,384)	692	(17,204)

Total, net	8,034	(914)	(24)	7,095

        Depreciation expense amounted to € 1,384 thousand, € 1,378 thousand and € 1,408 thousand in 2004, 2003 and 2002, respectively.

10.   Intangible assets, net

        Intangible assets, net consist of the following:

	December 31,
	2004	2003	2002
Software licenses, at cost	573	560	496
Work in progress	203	—	—
Accumulated amortization	(568)	(539)	(477)

Total, net	208	21	19

        Amortization expenses amounted to € 29 thousand, € 62 thousand, and € 23 thousand in 2004, 2003 and 2002, respectively.

11.   Shareholders' equity

11.1 General

        At December 31, 2004, the issued and outstanding share capital of Transgene consisted of 10,055,760 ordinary shares.

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

Subscription Option Plans Description

        In November 1996, the shareholders approved a stock option plan, which authorized the granting of 2,000 stock options to salaried Transgene employees. Each of these options gives the holder the right to purchase one hundred shares for each option held. As of December 31, 2004, 1,910 options (to acquire a total of 191,000 shares) were granted at an exercise price of € 11.94 per share and 90 options can no longer be granted. These options can be exercised during a period starting three years after the grant and expiring ten years after the grant. As of December 31, 2004, a total of 1,670 options have been exercised and 60 options have been cancelled.

        On March 22, 2000, the Shareholders' meeting authorized the Board of Directors to grant senior management and some employees of Transgene and its group stock options for a maximum of 300,000 shares. This authorization was then renewed by the Shareholders' meeting on February 8, 2001. The Board of Directors has used this authorization to grant 290,000, 8,000 and 2,000 options on April 24, 2002, April 23, 2003 and March 2, 2004 respectively, at an exercise price of € 8.40. These subscription options can be exercised during a period starting four years after the grant and expiring ten years after the grant.

        On June 9, 2004, the Shareholders' meeting authorized the Board of Directors to grant senior management and some employees of Transgene and its group stock options for a maximum of 300,000 shares. The Board of Directors did not use this authorization in 2004. On February 9, 2005 the Board of Directors granted options to purchase an aggregate of 218,000 shares at an option exercise price of € 6.58 per share

        A summary of the movements in the Transgene stock option plans is presented below:

	Number of shares	Weighted-average Exercise price €
Options outstanding December 31, 2002	322,000	9.19
Options exercisable as of December 31, 2002	32,000	16.32
Options granted	8,000	8.40
Options exercised	—	—
Options cancelled	(28,000)	15.18
Options outstanding December 31, 2003	302,000	8.61
Options exercisable as of December 31, 2003	18,000	11.94
Options granted	2,000	8.40
Options exercised	—	—
Options cancelled	—	—
Options outstanding December 31, 2004	304,000	8.61
Options exercisable as of December 31, 2004	18,000	11.94

        The following table summarizes the status of Transgene stock options outstanding on December 31, 2004:

	Options outstanding
				Options exercisable
		Weighted-average remaining contractual life (in years)
Exercise price (in euros)	Number of shares outstanding on December 31, 2004		Weighted average exercise price (in euros)	Number of shares exercisable on December 31, 2004	Weighted-average exercise price (in euros)
5-10	286,000	7.4	8.4	—	—
10-15	18,000	2.1	11.94	18,000	11.94

	304,000			18,000

        French companies must pay at the grant date social charges on the rebate above 5% (difference between fair value on the grant date and exercise price).

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

        The Company has not recorded a liability for social charges for options outstanding as of December 31, 2004 as the liability, being dependent on future trading values of the company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The fair market value of the company's shares did not exceed the exercise prices of the different stock option plans during 2004, 2003 and 2002.

        The fair value of each option or warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the stock options granted in 2004: 5.0 years expected life of options, 85% expected stock price volatility, 0% expected dividend yield and 3.33% risk-free interest rate.

        The compensation charge for stock options vests over a period of 4 years with a weighted average vesting period of 2.2 years as of December 31, 2004. Using the Black-Scholes option valuation model, the weighted-average fair value of options granted was € 5.96, € 2.41 and € 3.10 in 2004, 2003 and 2002, respectively.

11.4 Earnings Per Share

        The reconciliation between basic earnings per share and diluted earnings per share is as follows. The number of shares and share equivalents used in such calculation is based on the weighted average number outstanding during the year in question.

	2004	2003	2002
Basic EPS
Income available/(loss) attributable to ordinary shareholders (in 000 euros)	(20,485)	(20,875)	(18,540)
Average outstanding shares	10,055,760	10,055,760	10,055,760
Basic earnings (loss) per share (in euros)	(2,04)	(2.08)	(1.84)
Effect of dilutive securities: warrants and subscription stock options
Number of potential additional common shares	303,667	308,667	225,333
Diluted EPS
Income available/(loss) attributable to ordinary shareholders after assumed conversion (in 000 euros)	(20,485)	(20,875)	(18,540)
Average outstanding shares—diluted method	10,359,427	10,364,427	10,281,093
Diluted earnings (loss) per share (in euros)	(2.04)	(2.08)	(1.84)

        Because of the net loss applicable to common stock for 2004, 2003 and 2002, the diluted loss per share was computed in the same manner as basic loss per share.

12.   Long-Term Debt

        Our long-term debt is comprised of the loan from the Crédit Agricole Indosuez bank. In 1997, Transgene obtained first from the Crédit Agricole Indosuez Bank debt financing in the form of a € 1,144 thousand bank loan, to be repaid by five yearly installments of € 168 thousand and then two yearly installments of € 152 thousand through March 2004. The loan bears interest at a variable rate based on the "Euribor" plus 0.5%, payable quarterly. Interest expenses amounted to € 1 thousand, € 6 thousand and € 14 thousand in 2004, 2003 and 2002, respectively. This loan financed leasehold improvements and was collaterized by a bank guarantee issued by bioMérieux Alliance at no cost to Transgene until waived on June 16, 2003. There are no bank covenants on this loan. The long-term balance of this bank loan amounted to € nil, € nil and € 153 thousand as of December 31, 2004, 2003 and 2002, respectively. The loan was fully repaid in 2004.

13.   Provisions for contingencies

	December 31, 2003	Increase	Decrease (utilization)	Decrease (no purpose)	December 31, 2004
Provision for pension benefits (long term) (see Note 16)	941	129	(19)	—	1,051

Provision for litigations	30	—	—	(30)	0

Total short term provisions	30	—	—	(30)	0

Total provisions	971	129	(19)	(30)	1,051

14.   Income taxes

        In 2004, the current income tax amounted to € 696 thousand, principally due to the recognition of the R&D tax credit of € 717 thousand. The current income tax is nil in 2003 since Transgene is in a tax loss situation and no tax profit from the research income tax credit was recognized in 2003 (see Note 15). The income tax cost in 2002 is due to the adjustment of the 2001 research and development tax credit accrued for on December 31, 2002.

        There was no current tax expense or benefit in the United States.

        A reconciliation between the French statutory rate of income tax and effective tax rate is as follows:

	December 31,
	2004	2003	2002
French statutory rate	33.33%	33.33%	33.33%
Change in valuation allowance	(33.42)%	(29.40)%	(24.00)%
Tax losses carried forward unused and lost	—	(3.50)%	(9.60)%
Others	3.38%	(0.40)%	(0.10)%
Effective tax rate	3.30%	0%	(0.20)%
Gain (loss) before income tax	(21,181)	(20,875)	(18,501)
Total income tax cost (benefit)	696	—	39

        Transgene's deferred tax assets consist of the following:

	December 31,
	2004	2003	2002
Basis of deferred tax asset
Tax loss carryforwards in statutory accounts	170,958	143,689	119,764
R&D costs amortized for tax purposes	10,162	13,419	15,545
Licence costs amortized for tax purposes	7,781	10,179	12,578
Capital increase costs amortized for tax purposes	—	332	1,175
Provision for pension costs	1,051	941	856
Provision for contingencies	—	29	188
Other sources of tax assets	366	543	593
Total basis for deferred tax asset	190,318	169,132	150,699
Enacted tax rate	33.33%	33.33%	33.33%
Deferred tax asset—gross amount	63,433	56,372	50,228
Valuation allowances	(63,292)	(56,212)	(50,068)

Net deferred tax asset	141	160	160

        Transgene's deferred tax liabilities consist of the following:

	December 31,
	2004	2003	2002
Excess of book over tax basis of fixed assets	423	479	479
Enacted tax rate	33.33%	33.33%	33.33%

Net deferred tax liability	141	160	160

        As of December 31, 2004, Transgene had French net operating loss carry forwards of approximately € 170,958 thousand, all of which have no expiration date.

        Transgene has no U.S. net operating loss carryforwards.

15.   Income tax credit related to R&D expenses

        Transgene also has on the face of its balance sheet a research income tax credit receivable of € 824 thousand which is recoverable, if not used to offset taxes payable, in the fourth year following its creation. Research and development tax credits are recoverable according to the following schedule:

	For the Year ended December 31,
Year of recovery
	2004	2003	2002
2003	—	—	844
2004	—	202	202
2005	107	107	107
2006	—	—	—
2007	—	—	—
2008	717	—	—

Total	824	309	1 153

        A summary of negative tax credits is provided below:

Year	Computed tax credit	Remaining negative balance as of December 31,
2002	(1,645)	(1,645)
2003	250	(1,395)
2004	490	(905)

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

        The following table sets forth the plan status and the amounts recognized in the financial statements as of December 31, 2004, 2003 and 2002:

	For the Year Ended December 31,
	2004	2003	2002
Benefit obligation at beginning of year	968	756	874
Service cost	80	66	82
Interest cost	48	37	48
Restructuring	—	—	(113)
Settlement	—	—	—
Actuarial loss (gain)	147	124	(135)
Benefits paid	(19)	(15)	—

Benefits obligation at end of year	1,224	968	756

Unrecognized actuarial gain (loss)	(174)	(27)	99
Unrecognized actuarial prior service cost	—	—	—
Unrecognized actuarial transition obligation	—	—	1
Minimum Liability Adjustments	—	—	—

Accrued benefit cost	1,050	941	856

        Net periodic pension costs for 2004, 2003 and 2002 consist of the following components:

	For the Year Ended December 31,
	2004	2003	2002
Service cost:
Benefits carried during the period	80	66	82
Interest cost on projected benefit obligation	48	37	48
Settlement	—	—	—
Restructuring	—	—	(113)
Amortization of unrecognized prior service cost	—	—	119
Amortization of actuarial net loss (gain)	—	(3)	—
Amortization of net transition obligation	—	(1)	(1)
Total cost	128	100	135
Service paid	(19)	(15)	—

Net periodic benefit cost	109	85	135

        Assumptions used in the accounting were:

	As of December 31,
	2004	2003	2002
Discount rates	4.5%	5.0%	5.0%
Rates of increase in compensation levels	3.0%	3.0%	3.0%

        Transgene's U.S. subsidiary formed in 1996 employs 1 person with few years of service. Periodic expenses and total projected benefit obligations for this employee are not material.

17.   Advances received

        As of December 31, 2003, the advances received correspond to payments received in advances under collaboration agreements (mainly from Aventis Pasteur for € 150 thousand and Karolinska Institute for € 100 thousand).

18.   Related party transactions

        From time to time we buy laboratory equipment and supplies in immaterial amounts from bioMérieux at a list price on a purchase order basis.

        BioMérieux, Inc., an affiliate of BioMérieux, provides various general services to Transgene Inc., such as administration of employee benefits and payroll processing for monthly fee of $1,500 for these services. Has an agreement with ABL, Inc., an affiliate of TSGH, our principal shareholder. Pursuant to this agreement, ABL, Inc. provides various general services (subleasing of facilities, secretarial services) to Transgene, Inc which operates within ABL, Inc.'s premises for approximately US$ 64 thousand annually.

        During the year 2004, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  the continuation of a services agreement with ACCRA, under the terms of which ACCRA provides certain management services to us and receives fees from us. In 2004, we paid fees in an amount of € 221 thousand. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux.

  •
  the continuation and amendment of a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. In 2004, we received € 40 thousand in payment of those services. bioMérieux is an affiliate of ACCRA;

  •
  a research services agreement with bioMérieux, signed in January 2004 under which we will receive € 244 thousand in payment for the services consisting in the construction of certain research vaccines.

        During the year 2003, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  the continuation of a services agreement with ACCRA, under the terms of which ACCRA provides certain management services to us and receives fees from us. In 2003, we paid fees in an amount of € 43.480. ACCRA is the family holding company of our chairman and his father, Messrs Mérieux, and Ms Takizawa is the CEO of ACCRA.;

  •
  the continuation and amendment of a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. In 2003, we received € 48.750 in payment of those services. bioMérieux is an affiliate of ACCRA;

  •
  a research services agreement with bioMérieux, signed in January 2004 under which we will receive € 70 thousand in payment for the services consisting in the construction of certain research vaccines.

        During the year 2002, our board authorized the following transactions involving Transgene and affiliates of certain of our directors of the board:

  •
  a services agreement with ACCRA, under the terms of which ACCRA provides certain management fees to us and will receive € 100 thousand per year from us. ACCRA is the family holding company of our chairman;

  •
  a services agreement with bioMérieux, under the terms of which we are to manufacture clinical lots of MVA constructs owned by bioMérieux. We will receive fees in the amount of € 80 thousand in payment of those services. We received € 20 thousand in 2002. bioMérieux is an affiliate of NBMA and ACCRA;

  •
  the purchase of a report on the markets and perspectives of human therapeutic and prophylactic vaccines written by ANO Consultants et Participations, a company managed by a member of the board, for € 50.8 thousand.

        As of December 31, 2004, accounts receivable and payable from the Mérieux group amounted to € 31 thousand and € 55 thousand, respectively.

        The guaranty given by bioMérieux Alliance to the Crédit Agricole Indosuez (see Note 12) has been waived on June 16, 2003.

19. Fair value of financial instruments

	2004			2003		2002
	As Reported	Fair Value		As Reported	Fair Value	As Reported	Fair Value
Cash and cash equivalents	14,650	14,650	(1)	34,940	34,940	54,491	54,491
Research and development tax credit	824	719		309	294	1,153	1,090
Capital lease obligations (long term portion)	1,668	1,460		2,008	1,718	2,338	1,927

Interest-free loan from AFM	3,049	2,433		3,049	2,337	3,049	2,184

(1)
the carrying amounts reflected the consolidated balance sheet approximate fair value due to the short term nature of the instruments.

        Fair value is determined based on expected future cash flows, discounted at market interest rates. SFAS 133 does not impact Transgene.

20.   Lease commitments

        Transgene has leased one building under a capital lease since 1994. Capitalized costs of € 3,506 thousand (including land of € 160 thousand) are included in property, plant and equipment, at December 31, 2004, 2003 and 2002.

        Rental expense under the capital lease amounted to € 369 thousand, € 247 thousand and € 254 thousand and yearly interest amounted to € 39 thousand, € 48 thousand and € 64 thousand for the years ended December 31, 2004, 2003 and 2002, respectively. Depreciation costs relating to the capital lease amounted to € 168 thousand annually for 2004, 2003 and 2002.

        The original lease contract provides for a deferred amortization of a part of the capital lease. The reimbursement schedule was renegotiated in 1998.

        Future minimum lease payments under capital lease obligations are as follows:

2005	375
2006	441
2007	446
2008	453
After 2008	405
Total minimum lease payments	2,120
Less amount representing interest	(112)
Present value of net minimum lease payments	2,008
Less current portion	(340)
Long-term portion	1,668

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

        As a result and assuming the renewal of the lease under the same terms, future minimum lease payments under this operating lease due for future fiscal years are as follows:

December 31,
2005	804
2006	804
2007	804

        Rental expense under this operating lease for the years ended December 31, 2004, 2003 and 2002, was approximately € 778 thousand, € 736 thousand, and € 736 thousand, respectively.

21.   Subsequent events

        In February 2005, we announced our new strategic goals, which will concentrate our resources on a streamlined product portfolio while also expanding our therapeutic objectives to include infectious diseases, for which we now have substantial technical know-how. As a consequence the development of our product candidates, Ad-IL2, which is in a Phase I clinical trial for the treatment of melanoma, MVA-FCU1, which is in the pre-clinical stage, and MVA-Muc1-IL2 for the treatment of prostate and kidney cancers, is suspended and will resume if and when external financing is available. This has no impact on the consolidated accounts.

        Pursuant to resolutions adopted on June 9, 2004, the board of directors has granted on February 9, 2005 options to purchase an aggregate of 218,000 shares at an option exercise price of € 6.58 per share. Of these options, options to purchase an aggregate of 155,000 shares are held by our executive officers as a group (10 persons). The options are exercisable at any time, or from time to time, between four and ten years from the date of grant, but none of the granted options are exercisable at this time. The plan contains restrictions limiting the exercise of options after the holder is no longer employed by us.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1(1)	Statuts, or by-laws, of the Registrant (English Translation).
2(2)
Form of Deposit Agreement entered into among the Registrant and The Bank of New York, as Depository, and holders from time to time of American Depository Receipts issued thereunder, including the form of American Depository Receipt.
4.1(3)(4)	Lease Renewal between Electricité de Strasbourg S.A. and the Registrant, as Lessee, relating to premises situated at 11, rue de Molsheim, and 4, rue G.A. Hirn, Strasbourg, France.
4.2(3)(4)	Amendment 1 dated September 10, 1993 to the Lease Renewal.
4.3(3)(4)	Amendment 2 dated March 11, 1997 to the Lease Renewal.
4.4(3)(4)	Amendment 3 dated August 5, 1997 to the Lease Renewal.
4.5(3)(4)	Lease Financing Agreement dated October 29, 1993, between the Registrant and Alsabail.
4.6(3)(4)	Amendment dated October 28, 1994, to the Lease Financing Agreement between the Registrant and Alsabail.
4.7(3)(4)	Mutual Guaranty Fund Agreement between Alsabail and the Registrant.
4.8(3)(4)	Gene Therapy Collaboration and License Agreement dated as of February 25, 1998, between the Registrant and Human Genome Sciences, Inc. (the "HGS Agreement").
4.9(5)	Addendum to the HGS Agreement.
12.1(1)	Certification of Philippe Archinard, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(1)	Certification of Philippe Poncet, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
99(1)	Report from the Chairman (English translation of the Rapport du Président du Conseil d'Administration), dated May 16, 2005

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

TRANSGENE
Dated: May 16, 2005	By:	/s/ PHILIPPE ARCHINARD Philippe Archinard Chief Executive Officer

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
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM AUDIT COMMITTEE LISTING STANDARDS
  ITEMS 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS.
  ITEM 18. FINANCIAL STATEMENTS
TRANSGENE CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except share and per share data)
TRANSGENE CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands)
TRANSGENE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (Amounts in thousands of euro, except share data)
TRANSGENE CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
  ITEM 19. EXHIBITS
SIGNATURES