Form 20-F/A
period 2004-12-31
TRANSGENE SA
filed 2005-12-20
CIK 1056910

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

Explanatory Note		2
Item 3	Key Information	3
Item 5	Operating and Financial Review and Prospects	15
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A ("Amendment No. 1") to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 16, 2005, is being filed solely for the purpose of amending:

  (i)
  Item 3, to provide further information regarding our license agreements which require us to achieve development milestones, and the possible consequences in the event we cannot demonstrate sufficient efforts to reach the milestones. See under Item 3 the Risk Factor "To develop our business, we may need to obtain rights to proprietary genes and other third party technologies which may not be available or may be costly; if we do not achieve certain milestones, we may lose some of the rights we have already obtained." and

  (ii)
  Item 5, to indicate, for each of the three product candidates in our streamlined product portfolio, the research and development costs incurred during each annual period covered by Item 5, and to December 31, 2004; and the nature, timing and estimated costs required to complete our research and development projects. See under Item 5 "Results of Operations—Year ended December 31, 2004 Compared to Year ended December 31, 2003—Operating expenses".

        We hereby replace Item 3 and Item 5 of the Form 20-F filed on May 16, 2005, with the amended Item 3 and Item 5, respectively, set forth in this Amendment No. 1.

        This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 16, 2005, except for the certifications which speak as of their respective dates and the filing date of this Amendment No. 1. Other than for the purpose of amending Item 3 and Item 5, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on May 16, 2005.

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

        For the reasons described above, we have already entered into some technology license agreements in connection with our development of gene transfer products. Some of these license agreements require us to achieve development milestones and provide for penalties in the event we cannot demonstrate sufficient efforts to reach the milestones. These agreements represent generally a contractual obligation to diligently pursue the development of the licensed technology. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. We would not incur direct monetary penalties but rather would face early termination of the license agreement, if no extension can be obtained from the licensor.

        We believe that it is very unlikely that we would not be able to demonstrate sufficient efforts in the development of our product candidates. However, should this happen, we may have to cease the development of our product candidate which was using the licensed technology or redesign part of the product or process involved, causing delays and additional costs. However, we cannot estimate in advance with any reasonable accuracy the extent of these delays and costs, since they would depend on the precise nature of the technology involved.

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

        The forward-looking statements in the preceding paragraph are based on our current expectations, beliefs and estimates and are not guarantees of our future liquidity and ability to continue operations. Important factors which may affect our ability to continue to fund operations are described above in "Item 3. Key Information—Risk Factors". In addition, the statement made by the Company's principal shareholder to the Board of Directors in December 2004 is not a guaranty by the Company that it will have sufficient funds to maintain on-going operations.

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

        As stated in the Risk Factor section in Item 3, there is no certainty that any products which we are currently developing will demonstrate adequate therapeutic efficacy or achieve commercial use. As a result, we do not expect to generate material net cash inflows from the commercial sale of products in the foreseeable future, and we may never generate revenues from the sale of products.

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

        As stated in the "Strategy" section of Item 4, Transgene announced in February 2005 that it is concentrating its resources on a streamlined product portfolio, which consists of three mid-stage development product candidates: the anti-cancer vaccine MVA-MUC1-IL2, the therapeutic vaccine MVA-HPV-IL2 against Human Papilloma virus infection, and the anti-cancer immunotherapy product Ad-IFNg.

Research and development costs incurred during each period and to December 31, 2004

        MVA-MUC1-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 2.9 million, € 3.7 million and € 4.4 million, respectively, of expenses on the development of this product candidate. Transgene incurred approximately € 27 million of expenses on the development of this product candidate since the initiation of the program in 1992 until December 31, 2004.

        MVA-HPV-IL2: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 1.6 million, € 2.7 million and € 3.8 million, respectively, of expenses on the development of this product candidate. Since the commencement of this program in 1992 until December 31, 2004, an estimated € 21 million has been spent on the development of this product candidate.

        Ad-IFNg: During the years ended December 31, 2004, 2003 and 2002, Transgene incurred approximately € 3.7 million, € 2.5 million and € 2.0 million, respectively, of expenses on the development of this product candidate. An estimated € 13 million has been spent on the project since inception in 1995 until December 31, 2004.

        The costs stated above include direct costs incurred on the projects in the fields of research, production, intellectual property and clinical trials as well as an allocation of indirect research and development support costs and general and administrative expenses. They do not include costs incurred for the development of production processes, which involves principally the testing of different methods to produce the needed components by modifying the chemical, biological and mechanical parameters of production procedures. The development of production processes also involves the investigation and testing of procedures which would be appropriate for their industrialization. Because production processes are developed for all projects using the same technology platform (either MVA or Adenovirus vectors), the associated development costs relate to the technology platform but cannot be allocated to any individual project. Through December 31, 2004, costs relating to the development of production processes for MVA amounted to € 8.9 million, and costs relating to the development of production processes for adenovirus amounted to € 16.8 million.

Estimated costs required to complete our research and development projects

        The MVA-MUC1-IL2 cancer therapeutic vaccine completed Phase II clinical trials in early 2005 and is planned to enter into a randomized, controlled Phase IIb trial at the end of 2005 for the treatment of non-small cell lung cancer, in combination with standard chemotherapy.

        The MVA-HPV-IL2 therapeutic vaccine is currently in Phase II clinical trials for the treatment of Cervical Intraepithelial Neoplasia (CIN 2-3).

        Ad-IFNg, a non-specific immunotherapy product candidate for the treatment of primary cutaneous lymphoma, is currently in Phase I/II clinical trials.

        We are unable to estimate with any certainty the timing and costs necessary to complete our research and development projects. Clinical development timelines, likelihood of success and total development costs vary widely and unpredictably for biotechnology product candidates such as ours. As disclosed in the Risk Factor section in Item 3, our business involves significant uncertainties that make it very difficult, if not impossible, to provide reliable estimates on timing and costs to project completion. For example, our potential products must undergo further rigorous clinical testing and regulatory approvals, which could substantially delay or prevent us from marketing any products. These approval processes are typically lengthy and expensive, and approval is never certain. Clinical trials duration and costs are contingent upon the number of patients required, the patient follow-up time, the patient enrolment rate and speed, and the substantive results of the clinical trials cannot be predicted. Our business is also subject to uncertainties associated with obtaining and enforcing patent rights and competition from other products. Furthermore, we intend to enter into collaborative agreements with third parties for the development and commercialisation of MVA-MUC1-IL2 and MVA-HPV-IL2. In such cases, the development duration and costs would depend not only on Transgene, but also on the development plans of these third parties.

        As indicated above and in the Risk Factor section in Item 3, it is not possible to provide reliable estimates of the time and costs necessary to complete our research and development projects, particularly since the results of clinical testing, changes in the regulatory environment, developments regarding relevant patents and total capital requirements are so unpredictable. The length of our current clinical-trial phases until completion may vary depending on patient-enrolment rate, patient follow-up time and regulatory requirements on our clinical procedures. For the same reasons, the cost to completion of our current phases of clinical trials cannot be estimated with reasonable reliability.

        Nevertheless, if important potential collaborators judge that Transgene is unable to successfully complete its development projects in a timely manner, Transgene may not be able to enter into collaborative agreements. As a result, Transgene's capital requirements would significantly increase and it would suffer an adverse impact on liquidity by placing a greater burden on the Company's cash resources.

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

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

TRANSGENE
Dated: December 20, 2005	By:	/s/ PHILIPPE ARCHINARD Philippe Archinard Chief Executive Officer

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
SIGNATURES